Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190629

PAR PHARMACEUTICAL COMPANIES, INC.

OFFER TO EXCHANGE

$490,000,000 aggregate principal amount of its 7.375% Senior Notes due 2020, the issuance of which has been registered under the Securities Act of 1933, as amended,

for

all of its outstanding 7.375% Senior Notes due 2020

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, all of our new 7.375% Senior Notes due 2020 (the “exchange notes”) for all of our outstanding 7.375% Senior Notes due 2020 (the “outstanding notes” and collectively with the exchange notes, the “notes”). We are also offering the subsidiary guarantees of the exchange notes, which are described in this prospectus. The terms of the exchange notes are substantially identical to the terms of the outstanding notes except that the issuance of the exchange notes has been registered pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). We will pay interest on the notes on October 15 and April 15 of each year. The notes will mature on October 15, 2020.

The principal features of the exchange offer are as follows:

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer for an equal principal amount of exchange notes.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on September 25, 2013, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold except in a transaction registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

You should consider carefully the risk factors beginning on page 16 of this prospectus before participating in the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 27, 2013.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. We are offering to exchange the outstanding notes for the exchange notes only in places where the exchange offer is permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

This prospectus contains summaries of the terms of several material documents. These summaries include the terms that we believe to be material, but we urge you to review these documents in their entirety. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Written or oral requests should be directed to Barry J. Gilman, Corporate Secretary, Par Pharmaceutical Companies, Inc. 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677. Our telephone number is (201) 802-4000. You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offer. In any event, you must request this information prior to September 18, 2013, in order to receive the information prior to the expiration of the exchange offer.

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CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “foresees,” “predicts,” “forecasts,” “continuing,” “ongoing,” “maintains,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the closing of the transactions described in this prospectus; future operations; future financial performance, trends and future events, particularly relating to sales of current products and the development, approval and introduction of new products; Food and Drug Administration (“FDA”) and other regulatory applications, approvals and actions; market position and expenditures; the continuation of historical trends; our ability to operate our business under our new capital and operating structure; and the sufficiency of our cash balances and cash generated from operating and financing activities for future liquidity and capital resource needs.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus and general industry and economic conditions.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make in this prospectus speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

MARKET AND INDUSTRY DATA

This prospectus includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, including from IMS Health and the Generic Pharmaceutical Association, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position and ranking are based on market data currently available to us, management’s estimates and assumptions we have made regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve

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risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Neither we nor the initial purchasers can guarantee the accuracy or completeness of such information contained in this prospectus.

USE OF TRADEMARKS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. For example, our names and logos are protected. Some of the trademarks we own or have the right to use include “Par,” “Par Pharmaceutical,” “Par Pharmaceutical Companies, Inc.,” “Par Formulations,” “Anchen,” “Strativa Pharmaceuticals,” “Nascobal” and “Megace.” Solely for convenience, the trademarks, service marks and tradenames that we own or have the right to use that are referred to in this prospectus, after the first occurrence, are listed without the ®, © and TM symbols; however, we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

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SUMMARY

This summary contains basic information about Par Pharmaceutical Companies, Inc.® (“Par” or the “Company”) and the exchange offer. Because it is a summary, it does not contain all of the information that may be important to you. You should consider this entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before participating in the exchange offer.

As part of the transactions described under “The Transactions,” on September 28, 2012 Sky Growth Acquisition Corporation (“Merger Sub”) merged with and into Par®, with Par being the surviving corporation, which we refer to as the “Acquisition.” In this prospectus, the terms “we,” “us,” “our,” “Issuer” and other similar terms refer to Par and its subsidiaries, after giving effect to the consummation of the Transactions (as defined under “—The Transactions”), unless expressly stated otherwise or the context otherwise requires, such as, in particular, with respect to the historical financial information of Par. The term “Parent” refers to Sky Growth Holdings Corporation, an indirect parent company of Par. Unless we indicate otherwise or the context otherwise requires, information identified in this prospectus as “pro forma” gives effect to the consummation of the Transactions, as described under “—The Transactions,” as if it had occurred on January 1, 2012. References in this prospectus to fiscal years are to our fiscal years, which end on December 31.

Our Company

We are a leading pharmaceutical company specializing in developing, licensing, manufacturing, marketing and distributing generic and branded prescription drugs. We were founded in 1978 and are headquartered in Woodcliff Lake, NJ with over 800 employees in the United States. We aim to develop or license and commercialize generic drugs with limited competition, significant barriers to entry and longer life cycles as well as niche, innovative proprietary pharmaceuticals. We operate primarily in the United States, the largest generics market in the world, where we ranked fifth in sales among all generic drug companies in 2011 according to IMS Health data. The majority of our generic products are distributed under an associated Abbreviated New Drug Application (“ANDA”) owned or licensed by us and approved by the U.S. Food and Drug Administration (“FDA”), and some of our products are distributed under license of an FDA-approved New Drug Application (“NDA”) from the NDA holder. As of June 30, 2013, we or our strategic partners had approximately 76 ANDAs pending with the FDA, which included 31 first-to-file opportunities and three potential first-to-market product opportunities. In addition to our generics business, we also market two branded prescription products, Megace® ES and Nascobal® Nasal Spray.

Our goal is to successfully manage both our generic and branded businesses for the long term by continuing to provide high-quality pharmaceuticals that are affordable and accessible to patients. We believe this strategy enables us to grow market share and develop long-term relationships with our customers. We strive to achieve sustainable long-term growth with attractive profitability and cash flow.

We operate primarily in the United States as two business segments: Par Pharmaceutical® (“Par Pharmaceutical”), our generic products division, and Strativa Pharmaceuticals® (“Strativa”), our branded products division.

Par Pharmaceutical—Generic Products Division

Products sold by our generic products division span across an extensive range of dosage forms and delivery systems, including oral solids (tablet, caplet and two-piece hard shell capsule), oral suspension products, gels, nasal spray products and products delivered by injections. We manufacture some of our own products, and we have strategic alliances and relationships with several pharmaceutical and chemical companies that provide us with products for sale under various distribution, manufacturing, development and licensing agreements. We are committed to high product quality standards and allocate significant capital and resources to quality assurance, quality control and manufacturing excellence.

A key focus for our generic products division is intelligent product selection and entrepreneurial business development. Our internal research and development is intended to target high-value, first-to-file or first-to-market generic product opportunities. A “first-to-file” product opportunity refers to an ANDA that is the first ANDA filed containing a Paragraph IV patent challenge to the corresponding brand product, which offers the opportunity for 180 days of generic marketing exclusivity if approved by the FDA and if we are successful in litigating the patent challenge. A “first-to-market” product opportunity refers to a product that is the first marketed generic equivalent of a brand product for reasons apart from statutory marketing exclusivity, such as the generic equivalent of a brand product that is difficult to formulate or manufacture. Externally, we plan to continue to concentrate on acquiring assets and/or partnership arrangements with technology based companies that can deliver similar product opportunities.

In recent years, we introduced generic versions of several major pharmaceutical products, including Toprol-XL®, Entocort®, Imitrex®, Rythmol®SR and Provigil®.

Within our generic products division, we also market “authorized generics,” which are generic versions of brand drugs licensed to us by brand drug companies. Authorized generics do not face any regulatory barriers to introduction and may be sold during (and after) the statutory exclusivity period granted to the developer of a generic equivalent to the brand product. In the past, we have marketed authorized generics, including metformin ER (Glucophage XR®) and glyburide & metformin HCl (Glucovance®) licensed from Bristol-Myers Squibb Company, and fluticasone (Flonase®) and ranitidine HCl syrup (Zantac®) licensed from GlaxoSmithKline plc. As of June 30, 2013, we marketed metoprolol succinate ER (Toprol XL®) and budesonide (Entocort®) licensed from AstraZeneca and rizatriptan (Maxalt®) licensed from Merck.

We market our generic products primarily to wholesalers, drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts and governments, principally through our internal staff. We also promote the sales efforts of wholesalers and drug distributors that sell our products to clinics, governmental agencies and other managed health care organizations.

Strativa Pharmaceuticals—Branded Products Division

Branded products usually benefit from patent protection, which greatly reduces competition and provides a significant amount of market exclusivity for the products. This exclusivity generally allows a branded product to remain profitable for a relatively longer period of time as compared to generic products. Strativa’s® products are marketed by its sales force, which communicates the therapeutic, health and economic benefits of our products to healthcare providers and managed care organizations. In the near term we plan to continue to invest in the marketing and sales of our existing products (Nascobal® Nasal Spray and Megace® ES). In addition, in the longer term, we plan to continue to consider new strategic licenses and acquisitions to expand Strativa’s presence in supportive care and adjacent commercial areas.

On March 31, 2009, we acquired the worldwide rights to Nascobal® (cyanocobalamin, USP) Nasal Spray, which is a prescription vitamin B12 treatment indicated for maintenance of remission in certain pernicious anemia patients, as well as a supplement for a variety of B12 deficiencies. This product presents customers with a distinct benefit over competing products in that it is a once-weekly intranasal administration, which may be much more preferable to periodic subcutaneous or intramuscular injections. Nascobal® has one Orange Book patent running through March 2024 and two running through June 2024. As of January 31, 2013, our current brand field sales force of approximately 60 people are focusing the majority of their detailing efforts on Nascobal® Nasal Spray.

Megace® ES is indicated for the treatment of anorexia, cachexia or any unexplained significant weight loss in patients with a diagnosis of AIDS. This product provides us with a relatively consistent revenue stream, which we expect will decline over time as marketing efforts are decreased for this product as outlined below. In July 2011, we received a notice letter from a generic pharmaceutical manufacturer, advising that it has filed an ANDA with the FDA containing a Paragraph IV certification referencing Megace® ES, and we have subsequently received similar notice letters from two other generic manufacturers. We intend, in cooperation with our partner, to enforce our partner’s patents, which expire in 2020 and 2024, respectively, as appropriate.

In January 2013, we initiated a restructuring of Strativa in anticipation of entering into a settlement agreement and Corporate Integrity Agreement (“CIA”) that terminated the U.S. Department of Justice’s (the “DOJ”) investigation of Strativa’s marketing of Megace® ES. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. On March 5, 2013, we entered into the settlement agreement with the DOJ. The settlement agreement provided for a payment by the Company of an aggregate amount of approximately $45 million (plus interest and fees) and included a plea agreement with the New Jersey Criminal Division of the DOJ in which the Company admitted to a single count of misdemeanor misbranding, a civil settlement with the DOJ, a state settlement encompassing 49 states (one state declined to participate due to the small amount of its potential recovery), and a release from each of these entities in favor of the Company related to the practices at issue in the terminated investigation. Additionally, we entered into a CIA with the Office of the Inspector General of the United States Department of Health and Human Services (“OIG”). In exchange for agreeing to enter into the CIA, we received assurance that the OIG will not exercise its ability to permissively exclude the Company from doing business with the federal government. The CIA includes such requirements as enhanced training time, enhanced monitoring of certain functions, and annual reports to the OIG through an independent review organization. Although our compliance activities increased under the CIA, we believe the terms to be reasonable and not unduly burdensome.

Research and Development

The scientific process of developing new products and obtaining FDA approval is complex, costly, and time-consuming. Within our generic division, our research and development activities consist principally of (i) identifying and conducting patent and market research on brand name drugs for which patent protection has expired or is expected to expire soon, (ii) identifying and conducting patent and market research on brand name drugs for which we believe the patents are invalid or for which we can develop a non-infringing formulation, (iii) researching and developing new product formulations based upon such drugs, and (iv) introducing technology to improve production efficiency and enhance product quality. The research and development effort associated with any one of our generic pharmaceutical products has historically taken approximately two to three years to complete. In addition, ANDAs containing a Paragraph IV patent challenge are subject to a 30-month “stay” of regulatory approval during the pendency of related patent litigation. Accordingly, we typically select products for development that we intend to market several years in the future.

We contract with outside laboratories to conduct biostudies, which, in the case of oral solids, generally are required in order to obtain FDA approval. These biostudies are used to demonstrate that the rate and extent of absorption of a generic drug are not significantly different from the corresponding branded name drug. Each biostudy can cost from approximately $0.2 million to $1.3 million. In some instances, we may also be required to perform clinical studies, at additional cost.

FDA approval required for a new branded drug can take 10 years or more, including pre-clinical testing, followed by three main phases of clinical trial development. At the conclusion of these phases, results are submitted to the FDA. Our current strategy for developing the Strativa portfolio is to bypass the substantial investments associated with the development of drugs through this process, and instead focus on the profitability of our existing branded products. In addition, we will consider opportunities to add to our portfolio of branded, single-source prescription drug products through in-licensing and the acquisition of late-stage development products or currently marketed products.

Recent Acquisitions

On November 17, 2011, we completed our acquisition of Anchen Incorporated and its subsidiary Anchen Pharmaceuticals, Inc. (collectively, “Anchen”), a privately held generic pharmaceutical company, for $413 million (the “Anchen Acquisition”). The Anchen® assets acquired included five marketed generic products, a number of in-process research and development products, which included a pipeline of 29 filed ANDAs, including five confirmed first-to-file, and leased facilities with manufacturing capabilities and research and development capabilities located in California. Anchen enhanced our modified release and research and development capabilities. Equally important, Anchen also has provided us manufacturing flexibility through its established commercial infrastructure.

On February 17, 2012, we completed our acquisition of Edict Pharmaceuticals Private Limited (referred to as “Edict” or “Edict Pharmaceuticals”), a Chennai, India-based developer and manufacturer of generic pharmaceuticals, which has since been renamed Par Formulations Private Limited, for approximately $37 million (the “Edict Acquisition”). The acquired assets included numerous in-process research and development products, a pipeline of 11 filed ANDAs, including one confirmed first-to-file, and a facility with manufacturing capabilities and research and development capabilities located in India. The addition of Par Formulations® broadens our research and development capabilities and provides us with a lower cost manufacturing alternative.

Our Industry

Prescription pharmaceutical products are sold either as branded or generic products. Generic drugs are the pharmaceutical and therapeutic equivalents of brand name drugs and are usually marketed under their generic (chemical) names rather than by brand names. Typically, a generic drug may not be marketed until the expiration of applicable patent(s) on the corresponding brand name drug. Generic drugs are the same as brand name drugs in dosage form, safety, strength, route of administration, quality, performance characteristics and intended use, but they are sold generally at prices below those of the corresponding brand name drugs. Generic drugs provide a cost-effective alternative for consumers, while maintaining the same high quality, strength, purity and stability of the brand name drug.

The United States generics market was estimated to be worth $82 billion in sales in 2011, representing a growth rate of 11% from 2010 according to Business Monitor International data. This growth has been driven primarily by the enduring efforts of governments and the private sector to address the increasing burden of healthcare expenditures. A particularly important measure that states and governments worldwide have implemented is introducing generic substitution laws. Under these laws, certain states require or allow pharmacists to substitute a therapeutically equivalent generic for a brand name drug, as long as the prescriber does not specify branded only. In certain cases, these laws demand that the pharmacists get consent from the patient before substituting. In addition, we believe that the market has benefited in recent years from the increased acceptance among consumers, physicians and pharmacists of generic pharmaceuticals as equivalents of branded pharmaceuticals. As a result, even though generic pharmaceuticals in the United States account for only approximately 25% of the pharmaceutical market by sales value, they account for approximately 80% of total prescriptions dispensed; and for drugs that have a generic version available, generics constitute 90% of the total market volume.

According to IMS Health data, annual global spending on pharmaceuticals will reach nearly $1.2 trillion by 2016. This growth is expected to be driven by several factors, including the introduction of new medicines, an aging population and greater access to prescriptions. In light of this significant increase in spending, the generic industry offers payors an important opportunity to address growing healthcare costs. According to a recent study, the use of generic drugs has saved the U.S. healthcare system approximately $1 trillion since 2002, including savings of $193 billion in 2011 alone. As a result of increased generic utilization, spending in the global generic market is expected to grow significantly from $242 billion in 2011 to $400—$430 billion by 2016. This cumulative growth is expected to be driven by an average spending increase of $36 billion per year, approximately 60% from higher utilization of existing generic products and 40% from new product launches. Within the U.S. market the penetration of generic versus branded drugs is expected to grow from 80% in 2011 to 87% by 2015. Consequently, generics sales in the U.S. are expected to reach $97 billion by 2015 as projected by Business Monitor International.

Risks Related to Our Indebtedness, Our Business and Our Industry

We are subject to a number of risks related to the exchange notes. These risks are discussed more fully in the “Risk Factors” section in this prospectus. In particular:

•	Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

•	If we are unable to successfully develop or commercialize new products, our operating results will suffer.

•	We face intense competition in the pharmaceutical industry from both brand and generic companies, which could significantly limit our growth and materially adversely affect our financial results.

•	Due to our dependence on a limited number of products, our business will be materially adversely affected if these products do not perform as well as expected.

•

Our profitability depends on our major customers. If these relationships do not continue as expected, our business, condition (financial and otherwise), prospects and results of operation could materially suffer.

•

Our competitors, including branded pharmaceutical companies, or other third parties may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation, including losses related to “at-risk” product launches, could have a material adverse effect on our business, financial position and results of operations.

•	We are, and may continue to be in the future, a party to legal proceedings that could result in unexpected adverse outcomes.

•

Due to extensive regulation and enforcement in the pharmaceutical industry, we face significant uncertainties and potentially significant costs associated with our efforts to comply with applicable regulations. Failure to comply could result in material adverse effects to our business, financial position and results of operations.

Corporate Information

Par Pharmaceutical Companies, Inc. is a Delaware corporation. Our principal executive offices are located at 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677, and our telephone number at that address is (201) 802-4000. Our website is located at http://www.parpharm.com. Our website and the information contained on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus when making a decision as to whether or not to participate in the exchange offer.

The Transactions

On September 28, 2012, affiliates of TPG Capital, L.P. (“TPG” and, together with certain affiliated entities, collectively, the “Sponsor”) acquired a majority stake in the Company through the Acquisition pursuant to a merger agreement in which Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. To consummate the Acquisition, we entered into new debt financing consisting of (i) $1,205 million senior secured credit facility (the “Senior Credit Facilities”) consisting of: (a) a $150 million senior secured revolving credit facility (the “Revolving Facility”) and (b) a $1,055 million term loan credit facility (the “Term Loan Facility”), and (ii) $490 million of outstanding notes, which we are offering to exchange upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, for all of our exchange notes.

We refer to the Acquisition and the related transactions, including the issuance and sale of the outstanding notes and the borrowings under our Senior Credit Facilities, as the “Transactions.”

For additional information regarding the Transactions, see “Description of Other Indebtedness” and “Description of Exchange Notes.”

Our Corporate Structure

Our corporate organizational structure is as follows:

(1)	Issuer of the outstanding notes and co-borrower under the Senior Credit Facilities.
(2)	Guarantor of the outstanding notes and co-borrower under the Senior Credit Facilities.
(3)	The outstanding notes are structurally subordinated to indebtedness and other liabilities of our non-guarantor subsidiaries. See “Description of Exchange Notes—Guarantees.”

Our Sponsors

TPG is a leading global private investment firm founded in 1992 with $51.5 billion of assets under management and offices in San Francisco, Beijing, Fort Worth, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. TPG has expertise in the healthcare space where its selected investments include Aptalis Pharma Inc., Biomet, Inc., Fenwal Inc., Healthscope Ltd., Iasis Healthcare Corp., Immucor, Inc., IMS Health Inc., Quintiles Transactional Holdings Inc. and Surgical Care Affiliates, among others.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown. These ratios are computed by dividing the total earnings by the total fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income from continuing operations plus equity in loss of joint venture and fixed charges. Fixed charges consist of interest expense on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

	Predecessor							Successor
	Year Ended December 31, 2008		Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011		Period from January 1, 2012 to September 28, 2012	Period from September 29, 2012 to December 31, 2012		Six Months Ended June, 2013
Ratio of earnings to fixed charges	(a	)	13.27x	26.41x	(b	)	5.71x	(c	)	(d	)

(a)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2008 was $85.4 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2008, fixed charges were $15.6 million.
(b)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2011 was $52.3 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2011, fixed charges were $4.3 million.
(c)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the period from September 29, 2012 to December 31, 2012 was $50.2 million. For purposes of calculating our ratio of earnings to fixed charges for the period from September 29, 2012 to December 31, 2012, fixed charges were $26.5 million.
(d)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the six months ended June 30, 2013 was $53.8 million. For purposes of calculating our ratio of earnings to fixed charges for the six months ended June 30, 2013, fixed charges were $48.6 million.

The Exchange Offer

On September 28, 2012, Merger Sub completed a private offering of the outstanding notes. Concurrently with the private offering, Merger Sub entered into a registration rights agreement (the “Registration Rights Agreement”) with Goldman, Sachs & Co., as representative of the several purchasers named therein. Concurrently with the consummation of the Acquisition, the Company and guarantors of the outstanding notes entered into a registration rights agreement joinder pursuant to which the Company and the guarantors assumed all of the rights and obligations of Merger Sub under the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, we agreed, among other things, to file the registration statement of which this prospectus is a part. The following is a summary of the exchange offer. For more information please see “The Exchange Offer.” The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

General	The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the issuance and sale of the exchange notes have been registered pursuant to an effective registration statement under the Securities Act; and

•

the holders of the exchange notes will not be entitled to the liquidation damages provision of the Registration Rights Agreement, which permits an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

The Exchange Offer	We are offering to exchange $490,000,000 aggregate principal amount of 7.375% Senior Notes due 2020 for all of our outstanding 7.375% Senior Notes due 2020.

The exchange offer will remain in effect for a limited time. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 25, 2013. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in a denomination equal to $2,000 and any integral multiples of $1,000 in excess of $2,000.

Resale	Based upon interpretations by the Staff of the SEC set forth in no-action letters issued to unrelated third-parties, we believe that the exchange notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer that purchased the notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business;

•	have an arrangement with any person to engage in the distribution of the exchange notes; or

•	are prohibited by law or policy of the SEC from participating in the exchange offer.

However, we have not obtained a no-action letter, and there can be no assurance that the SEC will make a similar determination with respect to the exchange offer. Furthermore, in order to participate in the exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on September 25, 2013, unless we decide to extend it. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must properly complete and duly execute a letter of transmittal, which accompanies this prospectus, and transmit it, along with all other documents required by such letter of transmittal, to the exchange agent on or before the expiration date at the address provided on the cover page of the letter of transmittal.

In the alternative, you can tender your outstanding notes by following the automatic tender offer program (“ATOP”), procedures established by The Depository Trust Company (“DTC”), for tendering notes held in book-entry form, as described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you.

If a holder of outstanding notes desires to tender such notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected pursuant to the guaranteed delivery procedures described in this prospectus.

For more details, please read “The Exchange Offer—Procedures for Tendering,” “The Exchange Offer—Book-Entry Transfer” and “The Exchange Offer—Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Withdrawal Rights	You may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Please read “The Exchange Offer—Withdrawal of Tenders.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept outstanding notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Consequences of Failure to Exchange Outstanding Notes	If you do not exchange your outstanding notes in the exchange offer, you will no longer be able to require us to register the outstanding notes under the Securities Act, except in the limited circumstances provided under the Registration Rights Agreement. In addition, you will not be able to resell, offer to resell or otherwise transfer the outstanding notes unless we have registered the outstanding notes under the Securities Act, or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

Dissenters’ Rights	Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC.

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent interest payment date on which interest has been paid on the outstanding notes. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the outstanding notes.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Material U.S. Federal Income Tax Consequences	Neither the registration of the outstanding notes pursuant to our obligations under the Registration Rights Agreement nor the holder’s receipt of exchange notes in exchange for outstanding notes will constitute a taxable event for U.S. federal income tax purposes. Please read “Certain Material U.S. Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association, the trustee under the indenture governing the notes, or the indenture, is serving as exchange agent in connection with the exchange offer.

Use of Proceeds	The issuance of the exchange notes will not provide us with any new proceeds. We are making the exchange offer solely to satisfy certain of our obligations under the Registration Rights Agreement.

Fees and Expenses	We will bear all expenses related to the exchange offer. Please read “The Exchange Offer—Fees and Expenses.”

The Exchange Notes

Issuer	Par Pharmaceutical Companies, Inc. (formerly Sky Growth Acquisition Corp.).

Notes Offered	Up to $490,000,000 aggregate principal amount of 7.375% senior notes due 2020. The exchange notes and the outstanding notes will be considered to be a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase.

Interest Rate	Interest on the exchange notes will be payable in cash and will accrue at a rate of 7.375% per annum.

Interest Payment Dates	October 15 and April 15. Interest accrues from the original issue date of the outstanding notes or from the most recent date on which interest has been paid on the outstanding notes.

Maturity	October 15, 2020.

Optional Redemption	The exchange notes will be redeemable at our option, in whole or in part, at any time on or after October 15, 2015, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

At any time prior to October 15, 2015, we may redeem up to 40% of the aggregate principal amount of the exchange notes with the net proceeds of certain equity offerings at the redemption price set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to October 15, 2015, we may also redeem some or all of the exchange notes at a price equal to 100% of the principal amount of the exchange notes, plus accrued and unpaid interest and a “make-whole premium” described under “Description of Exchange Notes—Optional Redemption.”

Change of Control Offer	Upon the occurrence of specific kinds of changes of control, you will have the right, as holders of the exchange notes, to cause us to repurchase some or all of your exchange notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Asset Disposition Offer	If the Issuer or its restricted subsidiaries sell assets, under certain circumstances, the Issuer will be required to use the net proceeds to make an offer to purchase notes at an offer price in cash in an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of Notes—Repurchase at the Option of Holders—Asset Sales.”

Guarantees	The exchange notes will be guaranteed on a senior unsecured basis by our material existing direct and indirect wholly-owned domestic subsidiaries, and, subject to certain exceptions, each of our future direct and indirect domestic subsidiaries that guarantees the Senior Credit Facilities or our other indebtedness or indebtedness of the guarantors will guarantee the exchange notes. The exchange notes will not be guaranteed by Sky Growth Intermediate Holdings II Corporation (our immediate parent company). Under certain circumstances, subsidiary guarantors may be released from their guarantees without the consent of the holders of Exchange Notes. See “Description of Exchange Notes—Guarantees.”

From the time that our non-guarantor subsidiary was acquired in February 2012 through June 30, 2013, such non-guarantor subsidiary represented less than 3% of each of our total assets, stockholders’ equity, revenues, income from continuing operations before income taxes and cash flows from operating activities.

Ranking	The exchange notes and the subsidiary guarantees will be our and the guarantors’ senior unsecured obligations and will:

•	rank senior in right of payment to all of our and the subsidiary guarantors’ existing and future subordinated indebtedness;

•	rank equally in right of payment with all of our and the subsidiary guarantors’ existing and future senior indebtedness;

•	be effectively subordinated to any of our and the subsidiary guarantors’ existing and future secured debt, to the extent of the value of the assets securing such debt;

•	be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the notes.

Covenants	We will issue the exchange notes under an indenture with Wells Fargo Bank, National Association, as trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants will be subject to a number of important exceptions and qualifications. In addition, if and for so long as the exchange notes have an investment grade rating from both Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”), and Moody’s Investors Service, Inc. (“Moody’s”) and no default under the indenture has occurred and is continuing, certain of the covenants listed above will be suspended. For more details, see “Description of Exchange Notes.”

No Public Market	The exchange notes will be freely transferable but will be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes, and any such market-making may be discontinued by the initial purchasers in their discretion at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the exchange notes.

RISK FACTORS

You should carefully consider the risks described below before participating in the exchange offer. The risks described below are not the only ones facing the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in the notes.

Risks Related to Our Indebtedness and the Exchange Notes

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes.

We currently have a substantial amount of indebtedness. As of June 30, 2013, our total debt was $1,551 million (excluding original issue discount (“OID”) or upfront payments), and we had unused commitments of $150 million under our Senior Credit Facilities. We may also incur significant additional indebtedness in the future.

Subject to the limits contained in the credit agreement governing our Senior Credit Facilities and the indenture governing the notes, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the exchange notes, including, but not limited to:

•	making it more difficult for us to satisfy our obligations with respect to the exchange notes and our other debt;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our Senior Credit Facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors;

•	increasing our cost of borrowing; and

•

preventing us from raising the funds necessary to repurchase all exchange notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the indenture governing the notes.

In addition, the indenture that governs the notes and the credit agreement governing our Senior Credit Facilities contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

The terms of the credit agreement governing our Senior Credit Facilities and the indenture governing the notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture governing the notes and the credit agreement governing our Senior Credit Facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments;

•	sell assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the restrictive covenants in the credit agreement governing our Revolving Facility require us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control.

A breach of the covenants under the indenture governing the notes or under the credit agreement governing our Senior Credit Facilities could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our Senior Credit Facilities would permit the lenders under our Senior Credit Facilities to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our Senior Credit Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the exchange notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the exchange notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the exchange notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing our Senior Credit Facilities and the indenture governing the exchange notes restrict our ability to dispose of assets and use the proceeds from those dispositions and also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the exchange notes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under the Senior Credit Facilities could terminate their commitments to loan us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation, which could result in the loss of your investment in the exchange notes.

We will require a significant amount of cash to service our indebtedness. The ability to generate cash or refinance our indebtedness as it becomes due depends on many factors, some of which are beyond our control.

Par is a holding company, and as such has no independent operations or material assets other than its ownership of equity interests in its subsidiaries, and its subsidiaries’ contractual arrangements with customers, and it will depend on its subsidiaries to distribute funds to it so that it may pay its obligations and expenses, including satisfying its obligations under the notes. The ability of the Company to make scheduled payments on, or to refinance its respective obligations under, its indebtedness, including the exchange notes, and to fund planned capital expenditures and other corporate expenses will depend on the ability of its subsidiaries to make distributions, dividends or advances to it, which in turn will depend on their future operating performance and on economic, financial, competitive, legislative, regulatory and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. Many of these factors are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to the Company in an amount sufficient to enable it to satisfy its respective obligations under its indebtedness or to fund its other needs. In order for the Company to satisfy its obligations under its indebtedness and fund planned capital expenditures, we must continue to execute our business strategy. If we are unable to do so, we may need to reduce or delay our planned capital expenditures or refinance all or a portion of our indebtedness on or before maturity. Significant delays in our planned capital expenditures may materially and adversely affect our future revenue prospects. In addition, we cannot assure you that we will be able to refinance any of our indebtedness, including the exchange notes and our Senior Credit Facilities, on commercially reasonable terms or at all.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture governing the notes and the credit agreement governing our Senior Credit Facilities will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the exchange notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our Company. This may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of June 30, 2013, our Senior Credit Facilities we had unused commitments of $150 million, which amount could increase by $250 million (or a greater amount if we meet specified financial ratios), the availability of which is subject to certain conditions. All of those borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we and the guarantors now face could intensify. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. A 0.125% increase in the interest rate applicable to the Senior Credit Facilities would result in a $1.3 million increase in our annual interest expense. The Senior Credit Facility includes a LIBOR floor of 1.00%, which at June 30, 2013 is in excess of the specified LIBOR rate. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under our Senior Credit Facilities that is not waived by the lenders required to waive a default thereunder, and the remedies sought by such creditors, could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, including covenants in the agreements governing our Senior Credit Facilities, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness may be able to cause all of our available cash flow to be used to pay such indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; the lenders under our Senior Credit Facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets and we could be forced into bankruptcy or liquidation. Upon any such bankruptcy filing, we would be stayed from making any ongoing payments on the exchange notes, and the holders of the exchange notes would not be entitled to receive post-petition interest or applicable fees, costs or charges, or any “adequate protection” under Title 11 of the United States Code (“Bankruptcy Code”). Furthermore, if a bankruptcy case were to be commenced under the Bankruptcy Code, we could be subject to claims, with respect to any payments made within 90 days prior to commencement of such a case, that we were insolvent at the time any such payments were made and that all or a portion of such payments, which could include repayments of amounts due under the notes, might be deemed to constitute a preference under the Bankruptcy Code, and that such payments should be voided by the bankruptcy court and recovered from the recipients for the benefit of the entire bankruptcy estate. Also, in the event that we were to become a debtor in a bankruptcy case seeking reorganization or other relief under the Bankruptcy Code, a delay and/or substantial reduction in payments under the exchange notes may otherwise occur. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Credit Facilities to avoid being in default. If we breach our covenants under the agreements governing our Senior Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders and holders. If this occurs, we would be in default under our Senior Credit Facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

You may have difficulty selling the outstanding notes that you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer you will continue to be subject to the restrictions on transfer of your outstanding notes described in the legend on your outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the Registration Rights Agreement, we do not intend to register the outstanding notes under the Securities Act. The tender of outstanding notes under the exchange offer will reduce the principal amount of the currently outstanding notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding notes that you continue to hold following completion of the exchange offer.

The exchange notes and the related guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ indebtedness under the Senior Credit Facilities and any other existing and future secured indebtedness of ours to the extent of the value of the property securing that indebtedness.

The exchange notes will not be secured by any of our or our subsidiary guarantors’ assets. As a result, the exchange notes and the related guarantees will be general unsecured obligations ranking effectively junior in right of payment to all of our and our subsidiary guarantors’ existing and future senior secured indebtedness, including indebtedness under the Senior Credit Facilities with respect to the assets that secure that indebtedness. In addition, we may incur additional secured debt in the future. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of our Company or the subsidiary guarantors, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the exchange notes only after all indebtedness under the Senior Credit Facilities and that other secured debt has been paid in full. As a result, the holders of the exchange notes may receive less, ratably, than the holders of secured debt in the event of our or our subsidiary guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

As of June 30, 2013, we would have a total unused availability under our Senior Credit Facilities of $150 million. The Senior Credit Facilities also allow an aggregate of $250 million (or a greater amount if we meet certain specified financial ratios) in uncommitted incremental facilities, the availability of which will be subject to our meeting certain conditions. See “Description of Other Indebtedness.”

The exchange notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become guarantors of the exchange notes.

Our material existing direct and indirect wholly-owned domestic subsidiaries, and, subject to certain exceptions, each of our future domestic subsidiaries that guarantees our indebtedness or indebtedness of any of the guarantors will guarantee the exchange notes. Our subsidiaries that do not guarantee the exchange notes, including all of our non-domestic subsidiaries, will have no obligation, contingent or otherwise, to pay amounts due under the exchange notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The exchange notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors) would be entitled to payment in full out of that subsidiary’s assets before any distribution is made to us or the holders of the exchange notes. In any of these events, we may not have sufficient assets to pay amounts due on the exchange notes with respect to the assets of these subsidiaries.

In addition, the indenture governing the exchange notes will, subject to some limitations, permit the non-guarantor subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these non-guarantor subsidiaries.

From the time that our non-guarantor subsidiary was acquired in February 2012 through June 30, 2013, our non-guarantor subsidiary represented less than 3% of each of our total assets, stockholders’ equity, revenues, income from continuing operations before income taxes and cash flows from operating activities.

In addition, our subsidiaries that provide, or will provide, guarantees of the exchange notes will be automatically released from those guarantees upon the occurrence of certain events, including the following:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of that guarantor.

If any guarantee is released, no holder of the exchange notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the exchange notes. See “Description of Exchange Notes—Guarantees.”

Upon a change of control, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes, which would violate the terms of the exchange notes.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all exchange notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under the Senior Credit Facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend. The source of funds for any purchase of the exchange notes and repayment of borrowings under our Senior Credit Facilities would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control and repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the exchange notes may be limited by law. In order to avoid the obligations to repurchase the exchange notes and events of default and potential breaches of the credit agreement governing our Senior Credit Facilities, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indenture that governs the notes, constitute a “change of control” that would require us to repurchase the exchange notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the exchange notes. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “change of control” as defined in the indenture governing the notes that would trigger our obligation to repurchase the exchange notes. Therefore, if an event occurs that does not constitute a “change of control” as defined in the indenture governing the notes, we will not be required to make an offer to repurchase the exchange notes and you may be required to continue to hold your exchange notes despite the event. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Holders of the exchange notes may not be able to determine when a change of control giving rise to their right to have the exchange notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture that governs the exchange notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of exchange notes to require us to repurchase its exchange notes as a result of a sale of less than all our assets to another person may be uncertain.

Because each guarantor’s liability under its guarantee may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

The exchange notes have the benefit of the guarantees of the subsidiary guarantors. However, the guarantees by the subsidiary guarantors are limited to the maximum amount that the subsidiary guarantors are permitted to guarantee under applicable law. As a result, a subsidiary guarantor’s liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such subsidiary guarantor. Further, under the circumstances discussed more fully below, a court under federal and state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See “—Federal and state fraudulent transfer laws may permit a court to void the exchange notes and/or the guarantees, and if that occurs, you may not receive any payments on the exchange notes.” In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Exchange Notes—Guarantees.”

Federal and state fraudulent transfer laws may permit a court to void the exchange notes and/or the guarantees, and if that occurs, you may not receive any payments on the exchange notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of the guarantees of the exchange notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the exchange notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (a) issued the exchange notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the guarantees;

•	the issuance of the exchange notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or the guarantor’s ability to pay as they mature; or

•

we or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or the guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the exchange notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the exchange notes or the guarantees would be subordinated to our or any of our subsidiary guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the exchange notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or that guarantee, could subordinate the exchange notes or that guarantee to presently existing and future indebtedness of ours or of the related subsidiary guarantor or could require the holders of the exchange notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes. Further, the avoidance of the exchange notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the exchange notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of exchange notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of exchange notes and (3) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market and an active trading market may not develop for the exchange notes.

The exchange notes will be new issues of securities for which there is no established trading market. We expect the exchange notes to be eligible for trading by “qualified institutional buyers,” as defined under Rule 144A of the Securities Act, but we do not intend to list the outstanding notes or any exchange notes on any national securities exchange or include the outstanding notes or any exchange notes in any automated quotation system. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the outstanding notes, and the exchange notes, if issued, as permitted by applicable laws and regulations. However, the initial purchasers are not obligated to make a market in the exchange notes, and, if commenced, they may discontinue their market-making activities at any time without notice. In addition, market making activities may be limited during the exchange offer or while the effectiveness of a shelf registration statement is pending.

Therefore, an active market for the exchange notes may not develop or be maintained, which would adversely affect the market price and liquidity of the exchange notes. In that case, the holders of the exchange notes may not be able to sell their exchange notes at a particular time or at a favorable price.

Even if an active trading market for the exchange notes does develop, there is no guarantee that it will continue. Historically, the market for non-investment grade debt has been subject to severe disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may experience similar disruptions, and any such disruptions may adversely affect the liquidity in that market or the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

A lowering or withdrawal of the ratings assigned to the exchange notes or our other debt by rating agencies may increase our future borrowing costs and reduce our access to capital.

The exchange notes have been rated by Moody’s and Standard & Poor’s and may in the future be rated by additional rating agencies. Any rating assigned to the exchange notes or our other debt could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the exchange notes. Credit ratings are not recommendations to purchase, hold or sell the exchange notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the exchange notes. Any downgrade by either Standard & Poor’s or Moody’s may result in higher borrowing costs.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the exchange notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your exchange notes without a substantial discount.

Many of the covenants in the indenture that governs the exchange notes will not apply during any period in which the exchange notes are rated investment grade by both Moody’s and Standard & Poor’s.

Many of the covenants in the indenture that governs the exchange notes will not apply to us during any period in which the exchange notes are rated investment grade by both Moody’s and Standard & Poor’s, provided at such time no default or event of default has occurred and is continuing. These covenants will restrict among other things, our ability to pay distributions, incur debt and to enter into certain other transactions. There can be no assurance that the exchange notes will ever be rated investment grade, or that if they are rated investment grade, that the exchange notes will maintain these ratings. However, suspension of these covenants would allow us to incur debt, pay dividends and make other distributions and engage in certain other transactions that would not be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such actions taken while the covenants were suspended would not result in an event of default under the indenture that will govern the exchange notes. See “Description of Notes—Certain Covenants.”

If a bankruptcy petition were filed by or against us, holders of exchange notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the exchange notes.

If a bankruptcy petition were filed by or against us under the Bankruptcy Code after the issuance of the exchange notes, the claim by any holder of the exchange notes for the principal amount of the exchange notes may be limited to an amount equal to the sum of:

•	the original issue price for the exchange notes; and

•	that unpaid portion of any OID that does not constitute “unmatured interest” for purposes of the Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the exchange notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the exchange notes, even if sufficient funds are available.

Risks Related to the Company

Our recent acquisitions of Anchen and Par Formulations involve numerous risks, including the risks that we may be unable to integrate the acquired businesses successfully and that we may assume liabilities that could adversely affect us.

On November 17, 2011, we closed our acquisition of Anchen, an Irvine, California-based privately-held specialty pharmaceutical company focused on developing and commercializing extended release and niche generic products.

On February 17, 2012, we closed our acquisition of privately-held Edict, a Chennai, India-based developer and manufacturer of generic pharmaceuticals. Edict was subsequently renamed Par Formulations Private Limited.

Acquisitions involve numerous risks, including operational risks associated with the integration of acquired businesses. These risks include, but are not limited to:

•	difficulties in achieving identified financial revenue synergies, growth opportunities, operating synergies and cost savings;

•	difficulties in assimilating the personnel, operations and products of an acquired company, and the potential loss of key employees;

•	difficulties in consolidating information technology platforms, business applications and corporate infrastructure;

•	difficulties in integrating our corporate culture with local customs and cultures;

•	possible overlap between our products or customers and those of an acquired entity that may create conflicts in relationships or other commitments detrimental to the integrated businesses;

•	our inability to achieve expected revenues and gross margins for any products we may acquire;

•	the diversion of management’s attention from other business concerns; and

•

risks and challenges of entering or operating in markets in which we have limited or no prior experience, including the unanticipated effects of export controls, exchange rate fluctuations, foreign legal and regulatory requirements, and foreign political and economic conditions.

In addition, foreign acquisitions involve numerous risks, including those related to the absence of policies and procedures sufficient to assure compliance by a foreign entity with U.S. regulatory and legal requirements. There can be no assurance that we will not be subject to liability arising from conduct which occurred prior to the acquisition of any foreign entity.

We incur significant transaction costs associated with our acquisitions, including substantial fees for investment bankers, attorneys, and accountants. Any acquisition could result in our assumption of unknown and/or unexpected, and perhaps material, liabilities. We also cannot assure you that we will achieve any cost savings and synergies relating to acquisition identified in this prospectus. Additionally, in any acquisition agreement, the negotiated representations, warranties and agreements of the selling parties may not entirely protect us, and liabilities resulting from any breaches could exceed negotiated indemnity limitations. These factors could impair our growth and ability to compete; divert resources from other potentially more profitable areas; or otherwise cause a material adverse effect on our business, financial position and results of operations.

The financial statements of the companies we have acquired (including Anchen and Edict) or may acquire in the future are prepared by management of such companies and are not independently verified by our management. In addition, any pro forma financial statements prepared by us to give effect to such acquisitions may not accurately reflect the results of operations of such companies that would have been achieved had the acquisition of such entities been completed at the beginning of the applicable periods. Finally, we cannot assure you that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete acquisitions at all.

Through Par Formulations, we own and operate a facility located in India and are subject to regulatory, economic, social and political uncertainties in India, which could cause a material adverse effect on our business, financial position and results of operations.

Through our subsidiary, Par Formulations, we are subject to certain risks associated with having a portion of our assets and operations located in India. Par Formulations’ operations in India may be adversely affected by general economic conditions and economic and fiscal policy in India, including changes in exchange rates and controls, interest rates and taxation policies; any reversal of India’s recent economic liberalization and deregulation policies; as well as social stability and political, economic or diplomatic developments affecting India in the future. India has, from time to time, experienced instances of civil unrest and hostilities, both internally and with neighboring countries. Rioting, military activity, terrorist attacks, or armed hostilities could cause our operations there to be adversely affected or suspended. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars.

In addition, India is known to have experienced governmental corruption to some degree and, in some circumstances, anti-bribery laws may conflict with some local customs and practices. Par Formulations’ operations in India may subject us to heightened scrutiny under the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws and could subject us to liability under such laws despite our best efforts to comply with such laws. As a result of our policy to comply with the FCPA and similar anti-bribery laws, we may be at a competitive disadvantage to competitors that are not subject to, or do not comply with, such laws.

Through Par Formulations, we have increased exposure to tax liabilities, including foreign tax liabilities.

As a corporation with a subsidiary in India, we are subject to income taxes as well as non-income based taxes, in both the United States and India. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Changes in tax laws or tax rulings may have a significantly adverse impact on our effective tax rate. Recent proposals by the current U.S. administration for fundamental U.S. international tax reform, if enacted, could have a significant adverse impact on our effective tax rate.

In addition, we have potential tax exposures resulting from the varying application of statutes, regulations and interpretations, which include exposures on intercompany terms of cross border arrangements among any foreign subsidiary in relation to various aspects of our business, including research and development activities and manufacturing. Tax authorities in various jurisdictions may disagree with and subsequently challenge the amount of profits taxed in their country, which may result in increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase. This could have a material adverse effect on our business, financial position and results of operations and our ability to satisfy our obligations under the notes.

We may make acquisitions of, or investments in, complementary businesses or products, which may be on terms that are not commercially advantageous, may require additional debt or equity financing, and may involve numerous risks, including those set forth above.

We regularly review the potential acquisition of technologies, products, product rights and complementary businesses and are currently evaluating, and intend to continue to evaluate, potential product acquisitions and other business development opportunities, primarily with respect to our generics product business. We may choose to enter into such transactions at any time. Nonetheless, we cannot provide assurance that we will be able to identify suitable acquisition or investment candidates. To the extent that we do identify candidates that we believe to be suitable, we cannot provide assurance that we will be able to reach an agreement with the other party or parties, that the terms we may agree to will be commercially advantageous to us, or that we will be able to successfully consummate such investments or acquisition even after definitive documents have been signed. If we make any acquisitions or investments, we may finance such acquisitions or investments through our cash reserves, debt financing (such as borrowings available to us under the Senior Credit Facilities, including any incremental facilities thereunder), which may increase our leverage, or by issuing additional equity securities, which could dilute the holdings of our then-existing stockholders. If we require financing, we cannot provide assurance that we will be able to obtain required financing when needed on acceptable terms or at all. Any future acquisitions may involve numerous risks, including but not limited to the types of risks set forth above with respect to the Anchen and Par Formulations acquisitions.

If we are unable to successfully develop or commercialize new products, our operating results will suffer.

Developing and commercializing a new product is time consuming, costly and subject to numerous factors that may delay or prevent development and commercialization. Our future results of operations will depend to a significant extent upon our ability to successfully commercialize new products in a timely manner. There are numerous difficulties in developing and commercializing new products, including:

•	the ability to develop and manufacture products in compliance with regulatory standards in a timely manner;

•	the success of the clinical testing process to assure that new products are safe and effective;

•	the risk that any of our products presently under development, if and when fully developed and tested, will not perform as expected;

•	the ability to obtain requisite regulatory approvals for such products in a timely manner;

•	the availability, on commercially reasonable terms, of raw materials, including APIs and other key ingredients;

•	legal actions against our generic products brought by brand competitors, and legal challenges to our intellectual property rights brought against our brand products by generic competitors;

•	delays or unanticipated costs, including delays associated with the FDA listing and/or approval process; and

•	our ability to avoid infringing our competitors’ intellectual property rights.

As a result of these and other difficulties, products currently in development may or may not receive necessary regulatory approvals on a timely basis or at all. This risk exists particularly with respect to the development of branded products because of the uncertainties, higher costs and lengthy time frames associated with research and development of such products and the inherent unproven market acceptance of such products. If any of our products, when acquired or developed and approved, cannot be successfully or timely commercialized, our operating results could be adversely affected. We cannot guarantee that any investment we make in developing products will be recouped, even if we are successful in commercializing those products.

If we fail to obtain exclusive marketing rights for our generic pharmaceutical products or fail to introduce these generic products on a timely basis, our revenues, gross margin and operating results may decline significantly.

The Hatch-Waxman amendments to the Federal Food, Drug, and Cosmetic Act provide for a period of 180 days of generic marketing exclusivity for any applicant that is first-to-file an ANDA containing a certification of invalidity, non-infringement or unenforceability related to a patent listed with respect to the corresponding brand drug (commonly referred to as a “Paragraph IV certification”). The holder of an approved ANDA containing a Paragraph IV certification that is successful in challenging the applicable brand drug patent(s) is often able to price the applicable generic drug to yield relatively high gross margins during this 180-day marketing exclusivity period. At various times in the past, a large portion of our revenues have been derived from the sales of generic drugs during such 180-day marketing exclusivity period and from the sale of other generic products for which there otherwise is limited competition. ANDAs that contain Paragraph IV certifications challenging patents, however, generally become the subject of patent litigation that can be both lengthy and costly. There is no certainty that we will prevail in any such litigation, that we will be the first-to-file and granted the 180-day marketing exclusivity period, or, if we are granted the 180-day marketing exclusivity period, that we will not forfeit such period. Even where we are awarded marketing exclusivity, we may be required to share our exclusivity period with other ANDA applicants who submit Paragraph IV certifications. In addition, brand companies often authorize a generic version of the corresponding brand drug to be sold during any period of marketing exclusivity that is awarded (described further below), which reduces gross margins during the marketing exclusivity period. Brand companies may also reduce their price of their brand product to compete directly with generics entering the market, which would similarly have the effect of reducing gross margins. Furthermore, timely commencement of the litigation by the patent owner imposes an automatic stay of ANDA approval by the FDA for 30 months, unless the case is decided in the ANDA applicant’s favor during that period. Finally, if the court decision is adverse to the ANDA applicant, the ANDA approval will be delayed until the challenged patent expires, and the applicant will not be granted the 180-day marketing exclusivity.

The majority of our revenues are generated by our generic products division. Our future profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic products that are either the first-to-market (or among the first-to-market) or that otherwise can gain significant market share. The timeliness of our products is dependent upon, among other things, the timing of regulatory approval of our products, which to a large extent is outside of our control, as well as the timing of competing products. As additional distributors introduce comparable generic pharmaceutical products, price competition intensifies, market access narrows, and product sales prices and gross margins decline, often significantly and rapidly. Accordingly, our revenues and future profitability are dependent, in large part, upon our ability or the ability of our development partners to file ANDAs with the FDA timely and effectively or to enter into contractual relationships with other parties that have obtained marketing exclusivity. No assurances can be given that we will be able to develop and introduce successful products in the future within the time constraints necessary to be successful. If we or our development partners are unable to continue to timely and effectively file ANDAs with the FDA or to partner with other parties that have obtained marketing exclusivity, our revenues, gross margin and operating results may decline significantly, and our prospects and business may be materially adversely affected.

We face intense competition in the pharmaceutical industry from both brand and generic companies, which could significantly limit our growth and materially adversely affect our financial results.

The pharmaceutical industry is highly competitive. Many of our competitors have longer operating histories and greater financial, research and development, marketing and other resources than we do. Consequently, many of our competitors may be able to develop products and/or processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors; to successfully develop or introduce new products—on a timely basis or at all—that are less costly than those of our competitors; or to offer customers payment and other commercial terms as favorable as those offered by our competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect competition to intensify as technological advances and consolidations continue. New developments by other manufacturers and distributors could render our products uncompetitive or obsolete.

We believe that our principal generic competitors are Teva Pharmaceutical Industries (“Teva”), Sandoz Pharmaceuticals (“Sandoz”), Mylan Laboratories (“Mylan”), and Actavis Group (“Actavis”). These companies, among others, collectively compete with the majority of our products. We also face price competition generally as other generic manufacturers enter the market, and as a result of consolidation among wholesalers and retailers and the formation of large buying groups. Any of these factors, in turn, could result in reductions in our sales prices and gross margin. This price competition has led to an increase in customer demands for downward price adjustments by generic pharmaceutical distributors. Our principal strategy in addressing our competition is to offer customers a consistent supply of a broad line of generic drugs. There can be no assurance, however, that this strategy will enable us to compete successfully in the industry or that we will be able to develop and implement any new or additional viable strategies.

Competition in the generic drug industry has also increased due to the proliferation of authorized generic pharmaceutical products. “Authorized generics” are generic pharmaceutical products that are introduced by brand companies, either directly or through partnering arrangements with other generic companies. Authorized generics are equivalent to the brand companies’ brand name drugs, but are sold at relatively lower prices than the brand name drugs. An authorized generic product is not prohibited from sale during the 180-day marketing exclusivity period granted to the first generic manufacturer to receive regulatory approval with a Paragraph IV certification in respect to the applicable brand product. The sale of authorized generics adversely impacts the market share of a generic product that has been granted 180 days of marketing exclusivity. This is a significant source of competition for us, because brand companies do not face any regulatory barriers to introducing a generic version of their brand name products. Because authorized generics may be sold during our marketing exclusivity period, they can materially decrease the profits that we could receive as an otherwise exclusive marketer of a product. Such actions have the effect of reducing the potential market share and profitability of our generic products and may inhibit us from developing and introducing generic pharmaceutical products corresponding to certain brand name drugs.

As our competitors introduce their own generic equivalents of our generic pharmaceutical products, our revenues and gross margin from such products generally decline, often rapidly.

Revenues and gross margin derived from generic pharmaceutical products often follow a pattern based on regulatory and competitive factors that we believe are unique to the generic pharmaceutical industry. As the patent(s) for a brand name product and the statutory marketing exclusivity period (if any) expires, the first generic manufacturer to receive regulatory approval for a generic equivalent of the product often is able to capture a substantial share of the market. However, as other generic manufacturers receive regulatory approvals for competing products, that market share, and the price of that product, will typically decline depending on several factors, including the number of competitors, the price of the brand product and the pricing strategy of the new competitors. We cannot provide assurance that we will be able to continue to develop such products or that the number of competitors with such products will not increase to such an extent that we may stop marketing a product for which we previously obtained approval, which may have a material adverse impact on our revenues and gross margin.

Due to our dependence on a limited number of products, our business will be materially adversely affected if these products do not perform as well as expected.

We generate a significant portion of our total revenues and gross margin from the sale of a limited number of products. For the six months ended June 30, 2013, our key products, metoprolol succinate ER (“metoprolol”), budesonide, lamotrigine, propafenone, bupropion ER, Nascobal® and Megace® ES, accounted for approximately 47% of our total net revenues for both periods and a significant portion of our gross margin. Any material adverse developments, including increased competition and supply shortages, with respect to the sale or use of these products, or our failure to successfully introduce other key products, could have a material adverse effect on our revenues and gross margin.

A significant number of our products are produced at one location that could experience business interruptions, which could have a material adverse effect on our business, financial position and results of operations.

We produce the majority of the products that we manufacture at a manufacturing facility in New York, and we expect to produce a growing number of products at our newly-acquired subsidiaries’ manufacturing facilities in California and India. A significant disruption at any of these facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

We depend to a large extent on third-party suppliers and distributors for the raw materials, particularly the chemical compounds comprising the active pharmaceutical ingredients that we use to manufacture our products as well as certain finished goods. A prolonged interruption in the supply of such products could have a material adverse effect on our business, financial position and results of operations.

The raw materials essential to our manufacturing business are purchased primarily from U.S. distributors of bulk pharmaceutical chemicals manufactured by foreign companies or directly from foreign manufacturers. If we experience supply interruptions or delays, we may have to obtain substitute materials or products, which in turn would require us to obtain amended or additional regulatory approvals, subjecting us to additional expenditures of time and resources. In addition, changes in our raw material suppliers could result in significant delays in production, higher raw material costs and loss of sales and customers, because regulatory authorities must generally approve raw material sources for pharmaceutical products, which may be time consuming. Any significant supply interruption could have a material adverse effect on our business, condition (financial and other), prospects and results of operation.

To date, we have experienced no significant difficulties in obtaining raw materials. However, because the federal drug application process requires specification of raw material suppliers, if raw materials from a specified supplier were to become unavailable, FDA approval of a new supplier would be required. A delay in the manufacture and marketing of the drug involved while a new supplier becomes qualified by the FDA and its manufacturing process is determined to meet FDA standards could, depending on the particular product, have a material adverse effect on our results of operations and financial condition. Generally, we attempt to mitigate the potential effects of any such situation by providing for, where economically and otherwise feasible, two or more suppliers of raw materials for the drugs that we manufacture. In addition, we may attempt to enter into a contract with a raw material supplier in an effort to ensure adequate supply for our products.

The use of legal, regulatory and legislative strategies by brand competitors, including authorized generics and citizen’s petitions, as well as the potential impact of proposed legislation, may increase our costs associated with the introduction or marketing of our generic products, delay or prevent such introduction and/or significantly reduce the profit potential of our products.

Brand drug companies often pursue strategies that may serve to prevent or delay competition from generic alternatives to their brand products. These strategies include, but are not limited to:

•	entering into agreements with our generic competitors to begin marketing an authorized generic version of a brand product at the same time that we introduce a generic equivalent of that product;

•	filing “citizen’s petitions” with the FDA, including by timing the filings so as to thwart generic competition by causing delays of our product approvals;

•	seeking to establish regulatory and legal obstacles that would make it more difficult to demonstrate a generic product’s bioequivalence and/or “sameness” to the related brand product;

•	initiating legislative and administrative efforts in various states to limit the substitution of generic versions of brand pharmaceutical products for the related brand products;

•	filing suits for patent infringement that automatically delay FDA approval of generic products;

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introducing “next-generation” products prior to the expiration of market exclusivity for their brand product, which often materially reduces the demand for the generic product for which we may be seeking FDA approval;

•	obtaining extensions of market exclusivity by conducting clinical trials of brand drugs in pediatric populations or by other methods as discussed below;

•

persuading the FDA to withdraw the approval of brand drugs for which the patents are about to expire, thus allowing the brand company to develop and launch new patented products serving as substitutes for the withdrawn products;

•	seeking to obtain new patents on drugs for which patent protection is about to expire;

•

seeking temporary restraining orders and injunctions against selling a generic equivalent of their brand product based on alleged misappropriation of trade secrets or breach of confidentiality obligations against a generic company that has received final FDA approval and is attempting to begin commercialization of the generic product;

•

seeking temporary restraining orders and injunctions against a generic company that has received final FDA approval for a product and is attempting to launch “at risk” prior to resolution of related patent litigation;

•

reducing the marketing of the brand product to healthcare providers, thereby reducing the brand drug’s commercial exposure and market size, which in turn adversely affects the market potential of the equivalent generic product; and

•

converting brand prescription drugs that are facing potential generic competition to over-the-counter products, thereby significantly impeding the growth of the generic prescription market for the drugs.

The Food and Drug Modernization Act of 1997 includes a pediatric exclusivity provision that may provide an additional six months of market exclusivity for indications of new or currently marketed drugs if certain agreed upon pediatric studies are completed by the applicant. Brand companies are utilizing this provision to extend periods of market exclusivity. Some companies have lobbied Congress for amendments to the Hatch-Waxman legislation that would give them additional advantages over generic competitors. For example, although the term of a company’s drug patent can be extended to reflect a portion of the time an NDA is under regulatory review, some companies have proposed extending the patent term by a full year for each year spent in clinical trials, rather than the one-half year that is currently permitted. If proposals like these were to become effective, our entry into the market and our ability to generate revenues associated with new generic products may be delayed, reduced or eliminated, which could have a material adverse effect on our business.

FDA policy and guidance may result in our generic products not being able to utilize fully the 180-day marketing exclusivity period, which would adversely affect our results of operations.

In March 2000, the FDA issued a new policy and guidance document regarding the timing of approval of ANDAs following court decisions on patent infringement and validity and the start of the 180-day marketing exclusivity period described above. As a result of this FDA policy and guidance document and other relevant litigation, we may not be able to utilize all or any portion of any 180-day marketing exclusivity period on ANDA products on which we were first-to-file with a Paragraph IV certification, depending on the timing and results of court decisions in patent litigation (either our litigation or another ANDA applicant’s litigation), which could adversely affect our results of operations and future profitability. The Medicare Prescription Drug Improvement and Modernization Act of 2003 also changed the scope and timing of some ANDA approvals and the start of the 180-day marketing exclusivity period after a court decision. We are presently unable to predict the magnitude of the impact, if any, the FDA’s current policy may have on our business, prospects or financial condition. Any inability to use fully the 180-day marketing exclusivity period for any of our products, however, will adversely affect our results of operations.

Our profitability depends on our major customers. If these relationships do not continue as expected, our business, condition (financial and otherwise), prospects and results of operations could materially suffer.

We have approximately 60 customers, some of which are part of larger buying groups. In the six months ended June 30, 2013 our four largest customers in terms of net sales dollars accounted for approximately 72% of our total revenues as follows: McKesson Drug Co. (29%), Cardinal Health, Inc. (23%), CVS Caremark Corp. (11%) and AmerisourceBergen Corporation (9%). The loss of any one or more of these or any other major customer or the substantial reduction in orders from any one or more of our major customers could have a material adverse effect upon our future operating results and financial condition.

We may experience declines in the sales volume and prices of our products as a result of the continuing trend of consolidation of certain customer groups, which could have a material adverse effect on our business, financial position and results of operations.

We make a significant amount of our sales to a relatively small number of drug wholesalers and retail drug chains. These customers represent an essential part of the distribution chain of our pharmaceutical products. Drug wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and other drug distributors, and the prevalence and influence of managed care organizations and similar institutions, potentially enable those groups to demand larger price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations.

Our ability to market any product successfully depends, in large part, upon the acceptance of the product by third parties over which we have no control.

Our ability to market successfully any generic or branded pharmaceutical product depends, in large part, upon the acceptance of the product by third parties, including physicians, pharmacies, government formularies and other retailers, and patients. Therefore, our success will depend in large part on third-party acceptance of our branded products, and on our ability to convince such third parties that our generic versions of brand name products are manufactured as safely and with the same efficacy as their brand name counterparts or other generic equivalents. In addition, because some of our generic products are manufactured in different forms than their brand name counterparts (e.g., tablet versus capsule), we sometimes must also convince third parties to accept a product in a form different from what they are accustomed to.

The testing required for the regulatory approval of our products is conducted by independent third parties. Any failure by any of these third parties to perform this testing properly and in a timely manner may have an adverse effect upon our ability to obtain regulatory approvals.

Our applications for the regulatory approval of our products, including both internally-developed and in-licensed products, incorporate the results of testing and other information that is conducted or gathered by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, contract research organizations or independent research facilities). Our ability to obtain and maintain regulatory approval of the products being tested is dependent upon the quality of the work performed by these third parties, the quality of the third parties’ facilities, and the accuracy of the information provided by third parties. We have little or no control over any of these factors. If this testing is not performed properly, our ability to obtain or maintain regulatory approvals, and to launch or continue selling products, could be restricted or delayed.

We depend on distribution and marketing agreements, and any failure to maintain these arrangements or enter into similar arrangements with new partners could result in a material adverse effect.

We have broadened our product line by entering into distribution and marketing agreements, as well as contract manufacturing agreements, through which we distribute generic pharmaceutical products manufactured by others. We have entered into distribution agreements with several companies to develop, distribute and promote such generic pharmaceutical products. For the year ended December 31, 2012 and the six months ended June 30, 2013, a significant percentage of our total net product sales were generated from products manufactured under contract or under license. We cannot provide assurance that the manufacturing efforts of our contractual partners will continue to be successful, that we will be able to renew such agreements or that we will be able to enter into new agreements for additional products. Any alteration to or termination of our current material distribution and marketing agreements, any failure to enter into new and similar agreements, or interruption of our product supply under the distribution and marketing agreements, could materially adversely affect our business, condition (financial and otherwise), prospects or results of operations.

We expend a significant amount of resources on research and development, including milestones on in-licensed products, which may not lead to successful product introductions.

Much of our development effort is focused on technically difficult-to-formulate products and/or products that require advanced manufacturing technology. We expend resources on research and development primarily to enable us to manufacture and market FDA-approved pharmaceuticals in accordance with FDA regulations. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs. We have entered into, and may in the future enter into, agreements that require us to make significant milestone payments upon achievement of various research and development events and regulatory approvals. As we continue to develop and in-license new products, we will likely incur increased research and licensing expenses.

Because of the inherent risk associated with research and development efforts in the industry, particularly with respect to new drugs, our research and development expenditures may not result in the successful introduction of FDA-approved new pharmaceutical products. Also, after we or our development partners submit an ANDA or NDA, the FDA may request that we conduct additional studies. As a result, we may be unable to reasonably determine the total research and development costs required to develop a particular product. Finally, we cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercialization. To the extent that we expend significant resources on research and development efforts and are not ultimately able to introduce successful new products as a result of those efforts, our business, financial position and results of operations may be materially adversely affected.

Our brand pharmaceutical expenditures may not result in commercially successful products.

Commercializing brand pharmaceutical products is more costly than generic products. We have made significant investments in the development of the brand segment of our business, Strativa Pharmaceuticals. This has led to increased infrastructure costs. We cannot be certain that these business expenditures will result in the successful development or launch of brand products that will prove to be commercially successful or will improve the long-term profitability of our business.

Just as our generic products take market share from the corresponding branded products, we will confront the same competitive pressures from other generic pharmaceutical companies that may seek to introduce generic versions of our branded products. Specifically, generic products are generally sold at a significantly lower cost than the branded version, and, where available, may be required or encouraged in preference to the branded version under third party reimbursement programs, or substituted by pharmacies for branded versions by law. Competition from generic equivalents, accordingly, could have an adverse effect on our Strativa segment. While we have endeavored (with our relevant partners, as applicable) to protect our branded assets by securing regulatory exclusivities and intellectual property protections, such exclusivities and protections are subject to expiry and to legal challenges, including our current litigation against two generic manufacturers for their Paragraph IV filings with respect to Megace®ES.

We continue to consider product or business acquisitions or licensing arrangements to expand our brand product line. Any growth of the Strativa segment will be based largely on the successful commercialization of our existing products and the acquisition or in-licensing of new product opportunities. Our current and future investments in acquisition or license arrangements may not lead to expected, adequate or any returns on investment. In the past, we have invested significant sums in license arrangements for products under development, which have been terminated unsuccessfully. We also may not be able to execute future license agreements on reasonable or favorable terms in order to continue to grow or sustain our brand business segment.

In addition, we cannot be certain that our brand product expenditures will result in commercially successful launches of these products or will improve the long-term profitability of Strativa. Strativa relaunched Nascobal® in the second quarter of 2009. In 2010, Strativa launched two brand products that did not meet our commercial expectations, and in 2011 we returned all rights to these two products to our respective third-party development partners, resulting in a write-down of assets specifically related to these products. Any future commercialization efforts that do not meet expectations could similarly result in a write-down of assets related to the relevant products.

Our reporting and payment obligations under the Medicaid rebate program and other governmental purchasing and rebate programs are complex and may involve subjective decisions. Any determination that we have failed to comply with those obligations could subject us to penalties and sanctions, which could have a material adverse effect.

The regulations regarding reporting and payment obligations with respect to Medicaid reimbursement and rebates and other governmental programs are complex and, as discussed elsewhere in this prospectus, we and other pharmaceutical companies are defendants in a number of suits filed by state attorneys general and have been notified of an investigation by the DOJ with respect to Medicaid reimbursement and rebates. Our calculations and methodologies are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in material changes. In addition, because our processes for these calculations and the judgments involved in making these calculations involve, and will continue to involve, subjective decisions and complex methodologies, these calculations are subject to the risk of errors.

Any governmental agencies that have commenced (or that may commence) an investigation of our company could impose, based on a claim of violation of fraud and false claims laws or otherwise, civil and/or criminal sanctions, including fines, penalties and possible exclusion from federal health care programs (including Medicaid and Medicare). Some of the applicable laws may impose liability even in the absence of specific intent to defraud. Furthermore, should there be ambiguity with regard to how to properly calculate and report payments, and even in the absence of any such ambiguity, a governmental authority may take a position contrary to a position that we have taken and may impose civil and/or criminal sanctions on us. Any such penalties, sanctions, or exclusion from federal health care programs could have a material adverse effect on our business, financial position and results of operations.

From time to time we conduct routine reviews of our government pricing calculations. These reviews may have an impact on government price reporting and rebate calculations used to comply with various government regulations regarding reporting and payment obligations.

Our competitors, including branded pharmaceutical companies, or other third parties may allege that we are infringing their intellectual property, forcing us to expend substantial resources in resulting litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation, including losses related to “at-risk” product launches, could have a material adverse effect on our business, financial position and results of operations.

Companies that produce brand pharmaceutical products routinely bring litigation against ANDA or similar applicants that seek regulatory approval to manufacture and market generic forms of their branded products. These companies allege patent infringement or other violations of intellectual property rights as the basis for filing suit against an ANDA or similar applicant. Likewise, patent holders may bring patent infringement suits against companies that are currently marketing and selling their approved generic products. Litigation often involves significant expense and can delay or prevent introduction or sale of our generic products. If patents are held valid and infringed by our products in a particular jurisdiction, we would, unless we could obtain a license from the patent holder, need to cease selling in that jurisdiction and may need to deliver up or destroy existing stock in that jurisdiction.

There may also be situations in which we may make business and legal judgments to market and sell products that are subject to claims of alleged patent infringement prior to final resolution of those claims by the courts, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our marketing and sale of such products. This is referred to in the pharmaceutical industry as an “at risk” launch. The risk involved in an at risk launch can be substantial because, if a patent holder ultimately prevails against us, the remedies available to such holder may include, among other things, damages measured by the profits lost by the patent holder, which can be significantly higher than the profits we make from selling the generic version of the product. We could face substantial damages from such adverse court decisions. We could also be at risk for the value of such inventory that we are unable to market or sell. See “Business—Legal Proceedings—Patent Related Matters” for a discussion of a lawsuit filed against us by Santarus, Inc. relating to our “at risk” launch of our generic omeprazole/sodium bicarbonate 20 mg and 40 mg capsule product.

Our operating results are affected by many factors and may fluctuate significantly on a quarterly basis.

Our operating results may vary substantially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause quarterly results to vary include, but are not limited to, the following:

•	the amount of new product introductions;

•	losses related to inventory write-offs prior to product launch;

•	marketing exclusivity, if any, which may be obtained on certain new products;

•	the level of competition in the marketplace for certain products;

•	our ability to create demand in the marketplace for our branded products;

•	availability of raw materials and finished products from suppliers;

•	our ability to manufacture products at our manufacturing facilities;

•	the scope and outcome of governmental regulatory actions;

•	our dependence on a small number of products for a significant portion of net revenue or income;

•	legal actions against our generic products brought by brand competitors, and legal challenges to our intellectual property rights brought against our brand products by generic competitors;

•	price erosion and customer consolidation; and

•	significant payments (such as milestones) payable by us under collaboration, licensing, and development agreements to our partners before the related product has received FDA approval.

The profitability of our product sales is also dependent upon the prices we are able to charge for our products, the costs to purchase products from third parties, and our ability to manufacture our products in a cost-effective manner. If our revenues decline or do not grow as anticipated, we may not be able to reduce our operating expenses to offset such declines. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

In certain circumstances, we issue price adjustments and other sales allowances to our customers. Although we may establish reserves based on our estimates of these amounts, if estimates are incorrect and the reserves are inadequate, it may result in adjustments to these reserves that may have a material adverse effect on our financial position and results of operations.

As described above, the first company to file an ANDA containing a Paragraph IV certification that successfully challenges the patent(s) on a brand product may be granted 180 days of generic market exclusivity by the FDA for that generic product. At the expiration of such exclusivity period, other generic distributors may enter the market, resulting in a significant price decline for the drug (in some instances, price declines have exceeded 90%). When we experience price declines following a period of generic marketing exclusivity, or at any time when a new competitor enters the market with respect to a product we are selling, we may at our discretion decide to lower the price of our product to retain market share and provide price adjustments to our customers for the difference between our new (lower) price and the price at which we previously sold the product which is still held in inventory by our customers. Because the entry of a competitive generic product is unpredictable, we do not establish reserves for such potential adjustments, and therefore the full effect of such adjustments are not reflected in our operating results until they actually occur. There are also circumstances under which we may decide not to provide price adjustments to certain customers, and consequently, as a matter of business strategy, we may risk a greater level of sale returns of products in the customer’s existing inventory and lose future sales volume to competitors rather than reduce our pricing.

We establish reserves for chargebacks, rebates and incentives, other sales allowances, and product returns at the time of sale, based on estimates. Although we believe our reserves are adequate as of the date of this report, we cannot provide assurances that our reserves will ultimately prove to be adequate. Increases in sales allowances may exceed our estimates due to a variety of reasons, including unanticipated competition or an unexpected change in one or more of our contractual relationships. We will continue to evaluate the effects of competition and will record a price adjustment reserve if and when we deem it necessary. Any failure to establish adequate reserves with respect to sales allowances may result in a material adverse effect on our financial position and results of operations.

We are, and may continue to be in the future, a party to legal proceedings that could result in unexpected adverse outcomes.

We are a party to other legal proceedings, including matters involving personnel and employment issues, patent related issues and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of investigations and proceedings in the health care industry generally that seek recovery under the statutes and regulations identified in “Business—Government Regulation.” We evaluate our exposure to these legal proceedings and establish reserves for the estimated liabilities in accordance with GAAP. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse impact on our financial results.

We will be subject to additional costs and burdens to comply with the terms of the March 5, 2013 resolution of the DOJ’s investigation into sales and marketing activities for Megace® ES, and we could be subject to increased monetary penalties and/or other sanctions, including exclusion from federal health care programs, if we fail to comply with its terms.

On March 5, 2013, we settled U.S. federal and 49 state investigations into Strativa’s sales and marketing activities for Megace® ES by pleading guilty to a misdemeanor misbranding violation of the Federal Food, Drug, & Cosmetic Act and agreeing to pay approximately $45 million in criminal fines and forfeitures and to resolve civil claims. A non-cash charge related to these investigations was previously recorded. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Company Overview—Recent Developments.” In addition, we entered into a five-year CIA with the OIG. The effective date of the CIA was March 12, 2013. The CIA requires enhancements to our compliance program, fulfillment of reporting and monitoring obligations, and management certifications, among other requirements. Compliance with the terms of the CIA will impose additional costs and burdens on us, including in the form of employee training, third party reviews, compliance monitoring, reporting obligations and management attention. If we fail to comply with the CIA, the OIG may impose monetary penalties or exclude us from federal health care programs, including Medicare and Medicaid. We may be subject to third party claims and shareholder lawsuits in connection with the settlement.

We are controlled by the Sponsor, whose interests as an equity holder may conflict with yours as a creditor.

We are controlled by the Sponsor. The Sponsor controls the election of our directors and thereby has the power to control our affairs and policies, including the appointment of management, the issuance of additional equity and the declaration and payment of dividends if allowed under the terms of the credit agreement governing our Senior Credit Facilities, the terms of the indentures governing the notes and the terms of our other indebtedness outstanding at the time. The Sponsor has no liability for any obligations under or relating to the notes and its interests may be in conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the Sponsor may pursue strategies that favor equity investors over debt investors. In addition, our equity holders may have an interest in pursuing acquisitions, divestitures, financing or other transactions that, in their judgment, could enhance their equity investments, even though such transactions may involve risk to you as a holder of the exchange notes. Additionally, the Sponsor may make investments in businesses that directly or indirectly compete with us, or may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. For information concerning our arrangements with the Sponsor, see “Certain Relationships and Related Party Transactions.”

Risks Related to Our Industry

Healthcare reform and a reduction in the reimbursement levels by governmental authorities, HMOs, MCOs or other third-party payers may adversely affect our business.

In order to assist us in commercializing products, we have obtained from governmental authorities and private health insurers and other organizations, such as health maintenance organizations (HMOs) and managed care organizations (MCOs), authorization to receive reimbursement at varying levels for the cost of certain products and related treatments. Third party payers increasingly challenge pricing of pharmaceutical products. The trend toward managed healthcare in the United States, the growth of organizations such as HMOs and MCOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law on March 23, 2010 and March 30, 2010, respectively. These laws are referred to herein as “healthcare reform.” A number of provisions of the healthcare reform laws will have a negative impact on the price of our products sold to U.S. government entities. As examples, the current legislation include measures that would (i) significantly increase Medicaid rebates through both the expansion of the program and significant increases in rebates; (ii) substantially expand the Public Health System (340B) program to allow other entities to purchase prescription drugs at substantial discounts; (iii) extend the Medicaid rebate rate to a significant portion of Managed Medicaid enrollees; (iv) assess a 50% rebate on Medicaid Part D spending in the coverage gap for branded and authorized generic prescription drugs; and (v) levy a significant excise tax on the industry to fund the healthcare reform. Such cost containment measures and healthcare reform could affect our ability to sell our products and may have a material adverse effect on our business, results of operations and financial condition.

Additionally, the Medicare Part D Prescription Drug Benefit established a voluntary outpatient prescription drug benefit for Medicare beneficiaries (primarily the elderly over 65 and the disabled). These beneficiaries may enroll in private drug plans. There are multiple types of Part D plans and numerous plan sponsors, each with its own formulary and product access requirements. The plans have considerable discretion in establishing formularies and tiered co-pay structures and in placing prior authorization and other restrictions on the utilization of specific products. In addition, Part D plan sponsors are permitted and encouraged to negotiate rebates with manufacturers. The Medicare Part D program, which went into effect January 1, 2006, is administered by the Centers for Medicare & Medicaid Services (CMS) within the Department of Health and Human Services (HHS). CMS has issued extensive regulations and other sub-regulatory guidance documents implementing the Medicare Part D benefit, and the HHS Office of Inspector General has issued regulations and other guidance in connection with the Medicare Part D program. The federal government can be expected to continue to issue guidance and regulations regarding the obligations of Part D sponsors and their subcontractors. Participating drug plans may establish drug formularies that exclude coverage of specific drugs, and payment levels for drugs negotiated with Part D drug plans may be lower than reimbursement levels available through private health plans or other payers.

Moreover, beneficiary co-insurance requirements could influence which products are recommended by physicians and selected by patients. There is no assurance that any drug that we market will be offered by drug plans participating under the Medicare Part D program or of the terms of any such coverage, or that covered drugs will be reimbursed at amounts that reflect current or historical levels. Additionally, any reimbursement granted may not be maintained, or limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of those products, and could significantly harm our business, results of operations, financial condition and cash flows. We may also be subject to lawsuits relating to reimbursement programs that could be costly to defend, divert management’s attention and adversely affect our operating results.

Most state Medicaid programs have established preferred drug lists, and the process, criteria and timeframe for obtaining placement on the preferred drug list varies from state to state. Under the Medicaid drug rebate program, a manufacturer must pay a rebate for Medicaid utilization of a product. The rebate for single source products (including authorized generics) is based on the greater of (i) a specified percentage of the product’s average manufacturer price or (ii) the difference between the product’s average manufacturer price and the best price offered by the manufacturer. The rebate for multiple source products is a specified percentage of the product’s average manufacturer price. In addition, many states have established supplemental rebate programs as a condition for including a drug product on a preferred drug list. The profitability of our products may depend on the extent to which they appear on the preferred drug lists of a significant number of state Medicaid programs and the amount of the rebates that must be paid to such states. In addition, there is significant fiscal pressure on the Medicaid program, and amendments to lower the pharmaceutical costs of the program are possible. Such amendments could materially adversely affect our anticipated revenues and results of operations.

Due to the uncertainties regarding the outcome of future healthcare reform initiatives and their enactment and implementation, we cannot predict which, if any, of the future reform proposals will be adopted or the effect such adoption may have on us. Additionally, future healthcare legislation could also have a significant impact on our business.

Implementation of healthcare reform and changes in the health care regulatory environment may adversely affect our business.

A number of the provisions of the healthcare reform laws require rulemaking action by governmental agencies to be implemented, which has not yet occurred. The laws change access to health care products and services and create new fees for the pharmaceutical and medical device industries. Future rulemaking could increase rebates, reduce prices or the rate of price increases for health care products and services, or require additional reporting and disclosure. We cannot predict the timing or impact of any future rulemaking.

Due to extensive regulation and enforcement in the pharmaceutical industry, we face significant uncertainties and potentially significant costs associated with our efforts to comply with applicable regulations. failure to comply could result in material adverse effects to our business, financial position and results of operations.

The pharmaceutical industry is subject to regulation by various governmental authorities at the federal, state and local levels with respect to the development, manufacture, labeling, sale, distribution, marketing, advertising and promotion of pharmaceutical products. Failure to comply with governmental regulations can result in fines, disgorgement of profits, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of NDAs or ANDAs, enforcement actions, injunctions and criminal prosecution. Although we have developed compliance programs to address the regulatory environment, there is no guarantee that these programs will meet regulatory agency standards now or in the future. Additionally, despite our efforts at compliance, there is no guarantee that we may not be deemed to be deficient in some manner in the future. If we are deemed to be deficient in any significant way, our business, financial position and results of operations could be materially affected.

Litigation is common in our industry, can be protracted and expensive, and could delay and/or prevent entry of our products into the market, which could have a material adverse effect on our business.

Litigation concerning patents and branded rights can be protracted and expensive. Pharmaceutical companies with patented brand products frequently sue companies that file applications to produce generic equivalents of their patented brand products for alleged patent infringement or other violations of intellectual property rights, which may delay or prevent the entry of such generic products into the market. Generally, a generic drug may not be marketed until the applicable patent(s) on the brand name drug expire or are held to be not infringed, invalid, or unenforceable. When we or our development partners submit an ANDA to the FDA for approval of a generic drug, we and/or our development partners must certify either (1) that there is no patent listed by the FDA as covering the relevant brand product, (2) that any patent listed as covering the brand product has expired, (3) that the patent listed as covering the brand product will expire prior to the marketing of the generic product, in which case the ANDA will not be finally approved by the FDA until the expiration of such patent, or (4) that any patent listed as covering the brand drug is invalid or will not be infringed by the manufacture, sale or use of the generic product for which the ANDA is submitted. Under any circumstance in which an act of infringement is alleged to occur, there is a risk that a brand pharmaceutical company may sue us for alleged patent infringement or other violations of intellectual property rights. Also, competing pharmaceutical companies may file lawsuits against us or our strategic partners alleging patent infringement or may file declaratory judgment actions of non-infringement, invalidity, or unenforceability against us relating to our own patents. Because substantially all of our current business involves the marketing and development of products that are either subject to the protection of our own patents or the potential assertion of claims by third parties, the threat of litigation, the outcome of which is inherently uncertain, is always present. Such litigation is often costly and time-consuming and could result in a substantial delay in, or prevent, the introduction and/or marketing of our products, which could have a material adverse effect on our business, condition (financial and other), prospects and results of operations. Our development partners are also parties to several lawsuits, the outcome of which may have a material adverse impact on our business. For more information on our material pending litigation, please see “Business—Legal Proceedings” in this prospectus.

We are susceptible to product liability claims that may not be covered by insurance, which, if successful, could require us to pay substantial sums.

Like all pharmaceutical companies, we face the risk of loss resulting from, and the adverse publicity associated with, product liability lawsuits, whether or not such claims are valid. We likely cannot avoid such claims. Unanticipated side effects or unfavorable publicity concerning any of our products or product candidates would likely have an adverse effect on our ability to achieve acceptance by prescribing physicians, managed care providers, pharmacies and other retailers, customers, patients and clinical trial participants. Even unsuccessful product liability claims could require us to spend money on litigation, divert management’s time, damage our reputation and impair the marketability of our products. In addition, although we believe that we have adequate product liability insurance coverage, we cannot be certain that our insurance will, in fact, be sufficient to cover such claims or that we will be able to obtain or maintain adequate insurance coverage in the future at acceptable prices. A successful product liability claim that is excluded from coverage or exceeds our policy limits could require us to pay substantial sums. In addition, insurance coverage for product liability may become prohibitively expensive in the future or, with respect to certain high-risk products, may not be available at all, and as a result we may not be able to maintain adequate product liability insurance coverage to mitigate the risk of large claims, or we may be required to maintain a larger self-insured retention than we would otherwise choose.

We are subject to extensive governmental regulation, and any non-compliance may result in fines and/or other sanctions, including product seizures, product recalls, injunctive actions and criminal prosecutions.

As a pharmaceutical manufacturer and distributor, we are subject to extensive regulation by the federal government, principally the FDA and the Drug Enforcement Administration, as well as by state governments. The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act, the Generic Drug Enforcement Act of 1992 (the “Generic Drug Act”), and other federal statutes and regulations govern the testing, manufacture, safety, labeling, storage, recordkeeping, approval, advertising and promotion (including to the healthcare community) of our products. The Generic Drug Act, a result of legislative hearings and investigations into the generic drug approval process, is particularly relevant to our business. Under the Generic Drug Act, the FDA is authorized to impose debarment and other penalties on individuals and companies that commit illegal acts relating to the generic drug approval process. In some situations, the Generic Drug Act requires the FDA not to accept or review for a period of time any ANDAs submitted by a company that has committed certain violations and provides for temporary denial of approval of such ANDAs during its investigation. Additionally, non-compliance with other applicable regulatory requirements may result in fines, perhaps significant in amount, and other sanctions imposed by courts and/or regulatory bodies, including the initiation of product seizures, product recalls, injunctive actions and criminal prosecutions. From time to time, we have voluntarily recalled our products. In addition, administrative remedies may involve the refusal of the government to enter into supply contracts with, and/or to approve new drug applications of, a non-complying entity. The FDA also has the authority to withdraw its approval of drugs in accordance with statutory procedures.

Because of the chemical ingredients of pharmaceutical products and the nature of the manufacturing process, the pharmaceutical industry is subject to extensive environmental regulation and the risk of incurring liability for damages and/or the costs of remedying environmental problems. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us. In the future, we may be required to increase expenditures in order to remedy environmental problems and/or comply with applicable regulations. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. Additionally, if we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the provisions of our operating licenses, the licenses could be revoked, and we could be subject to criminal sanctions and/or substantial civil liability or be required to suspend or modify our manufacturing operations. We operate in New Jersey, New York and California, which are states often recognized for having very aggressive public health and environmental protection laws. We also operate in India, where environmental regulation has become and continues to grow stronger. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

Finally, as part of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, companies are now required to file with the Federal Trade Commission (the “FTC”) and the DOJ certain types of agreements entered into between brand and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of brand drugs. This requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with brand pharmaceutical companies and could result generally in an increase in private-party litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities. The impact of this requirement, and the potential private-party lawsuits associated with arrangements between brand and generic drug manufacturers, is uncertain and could adversely affect our business. In the past, we have been the subject of investigation and litigation by the FTC in which violations of antitrust laws have been alleged stemming from our settlement of a patent litigation with a brand pharmaceutical company. In addition, this litigation has resulted in follow-on litigation against us by private plaintiffs alleging similar claims. We could be subject to similar investigations and litigation in the future, which would likely result in substantial costs and divert our management’s attention and resources and could have a material adverse effect on our business activities and condition (financial or otherwise). For more information on our material pending litigation, please see “Business—Legal Proceedings” in this prospectus.

Investigations and litigations concerning the calculation of average wholesale prices may adversely affect our business.

Many government and third-party payors, including Medicare, Medicaid, HMOs and others, reimburse doctors and others for the purchase of certain prescription drugs based on a drug’s average wholesale price (“AWP”). In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, in which the agencies have suggested that reporting of inflated AWPs by manufacturers have led to excessive payments for prescription drugs. For example, beginning in September 2003, we, along with numerous other pharmaceutical companies, have been named as a defendant in actions brought by the Attorneys General of Illinois, Kansas, Louisiana and Utah, as well as a state law qui tam action brought on behalf of the state of Wisconsin by Peggy Lautenschlager and Bauer & Bach, LLC, alleging generally that the defendants defrauded the state Medicaid systems by purportedly reporting or causing the reporting of AWP and/or “Wholesale Acquisition Costs” that exceeded the actual selling price of the defendants’ prescription drugs. These cases generally seek some combination of actual damages, and/or double damages, treble damages, compensatory damages, statutory damages, civil penalties, disgorgement of excessive profits, restitution, disbursements, counsel fees and costs, litigation expenses, investigative costs, injunctive relief, punitive damages, imposition of a constructive trust, accounting of profits or gains derived through the alleged conduct, expert fees, interest and other relief that the court deems proper. On July 25, 2013, we reached an agreement in principle to resolve the claims brought by the state of Louisiana for $6 million, plus attorneys’ fees and courts costs. The proceedings have been stayed pending final resolution. The lawsuit brought by the state of Illinois is scheduled for trial on January 13, 2014. The lawsuit brought by the state of Kansas is scheduled for trial on April 6, 2015. The remaining lawsuits have yet to be scheduled for trial. To date, we have settled the lawsuits brought by the states of Alabama, Alaska, Florida, Hawaii, Idaho, Iowa, Kentucky, Massachusetts, Mississippi, Oklahoma, South Carolina, and Texas, as well as the suit brought by the city of New York and New York Counties, and the federal qui tam action brought on behalf of the United States by the pharmacy Ven-A-Care of the Florida Keys, Inc. During the three months ended June 30, 2013, we recorded an additional $3,300 thousand as “Settlements and loss contingencies, net” on the condensed consolidated statements of operations as we continue to periodically assess and estimate our remaining potential liability. A contingent liability of $17,217 thousand was recorded under the caption “Accrued legal settlements” on our condensed consolidated balance sheet as of June 30, 2013, in connection with the agreement in principle reached July 25, 2013 and remaining AWP actions. In each of the remaining matters, we have either moved to dismiss the complaints or answered the complaints denying liability. We will continue to defend or explore settlement opportunities in other jurisdictions as we feel are in our best interest under the circumstances presented in those jurisdictions. However, we can give no assurance that we will be able to settle the remaining actions on terms that we deem reasonable, or that such settlements or adverse judgments, if entered, will not exceed the amount of the reserve. Accordingly, these actions could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Investigations and litigations related to allegations that our sales and marketing practices caused providers of pharmacy services to substitute or switch prescriptions written for specific drug formulations may adversely affect our business.

At various times between 2006 and 2010, the Attorneys General of Florida, Indiana and Virginia and the United States Office of Personnel Management issued subpoenas to us, and the Attorneys General of Michigan, Tennessee, Texas, and Utah issued civil investigative demands to us. These demands pertained to allegations that certain of our sales and marketing practices caused providers of pharmacy services to substitute or switch prescriptions written for specific drug formulations under circumstances in which some state Medicaid programs at various times reimbursed the new dosage form at a higher rate than the dosage form being substituted. The aforementioned subpoenas and civil investigative demands culminated in the federal and state law qui tam action brought on behalf of the United States and several states by Bernard Lisitza. The DOJ intervened in this action on July 8, 2011 and filed a separate complaint against us on September 9, 2011, alleging claims for violations of the Federal False Claims Act and common law fraud. The states of Michigan and Indiana have also intervened as to claims arising under their respective state false claims acts, common law fraud, and unjust enrichment. See “Business—Legal Proceedings—Industry Related Matters.”

We have also been named a defendant in a putative federal class action brought by the United Food and Commercial Works Unions and Employers Midwest Health Benefits Fund under the Federal Racketeer Influenced and Corrupt Organizations Act alleging the same general conduct as set forth in the qui tam action above. Our motion to dismiss the complaint was granted on July 26, 2012 and the dismissal was affirmed on July 8, 2013. The plaintiff has since appealed the dismissal. See “Business—Legal Proceedings—Industry Related Matters.”

If the plaintiffs in any of these actions are ultimately successful, it could adversely affect us and may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our future success depends on our ability to attract and retain key employees and consultants.

Our future success depends, to a substantial degree, upon the continued service of the key members of our management team. The loss of the services of key members of our management team, or their inability to perform services on our behalf, could have a material adverse effect on our business, condition (financial and other), prospects and results of operations.

Our success also depends, to a large extent, upon the contributions of our sales, marketing, scientific and quality assurance staff. We compete for qualified personnel against other brand pharmaceutical manufacturers, as well as other generic pharmaceutical manufacturers, who may offer more favorable employment opportunities. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we could experience constraints that would adversely affect our ability to sell and market our products effectively, to meet the demands of our strategic partners in a timely fashion, and to support research and development programs. In particular, sales and marketing efforts depend on the ability to attract and retain skilled and experienced sales, marketing and quality assurance representatives. Although we believe that we have been successful in attracting and retaining skilled personnel in all areas of our business, we cannot provide assurance that we can continue to attract, train and retain such personnel. Any failure in this regard could limit the rates at which we generate sales and develop or acquire new products.

We depend on our ability to protect our intellectual property and proprietary rights. We cannot be certain of our ability to keep confidential and protect such rights.

Our success depends on our ability to protect and defend the intellectual property rights associated with our current and future products. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to, or that may be confused with, our products, and our generic competitors may obtain regulatory approval to make and distribute generic versions of our branded products.

Some patent applications in the United States are maintained in secrecy or not published until the resulting patents issue. Because the publication of discoveries or inventions tends to follow their actual discovery or invention by several months, we cannot be certain that we were the first to invent and reduce to practice any of our discoveries or inventions. We also cannot be certain that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide competitive advantages for our products or will not be challenged, invalidated, circumvented or held unenforceable in proceedings commenced by our competitors. Furthermore, our patent rights may not prevent or limit our present and future competitors from developing, making, importing, using or commercializing products that are functionally similar to our products.

We rely particularly on trade secrets, trademarks, unpatented proprietary expertise and continuing innovation that we seek to protect, in part, by registering and using marks, and, with regard to other intellectual property, by entering into confidentiality agreements with licensees, suppliers, employees, consultants and other parties. This is done in large part because few of our products are protected by patents. We cannot provide assurance that these agreements will not be breached or circumvented. We also cannot be certain that we will have recourse to adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. We cannot be sure that our trade secrets and proprietary technology will not be independently developed or otherwise become known by our competitors or, if patents are not issued with respect to internally-developed products, that we will be able to maintain the confidentiality of information relating to these products. In addition, efforts to ensure our intellectual property rights can be costly, time-consuming and/or ultimately unsuccessful.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

Under the Registration Rights Agreement, the Company and the guarantors agreed to use commercially reasonable efforts to file a registration statement with respect to an offer to exchange the outstanding notes for exchange notes under the Securities Act and to have the registration statement declared effective by the SEC within 365 days after September 28, 2012. The Company and the guarantors have also agreed to use commercially reasonable efforts to file under the Securities Act a shelf registration statement for the resale of the outstanding notes and guarantees if the exchange offer is not available or cannot be effected within such time. If the exchange offer is not completed or the shelf registration statement is not effective prior to September 28, 2013, additional interest on the outstanding notes will accrue at a rate of 0.25% per annum for the first 90-day period and shall increase at a rate of 0.25% per annum at the end of each subsequent 90-day period until the registration obligations are fulfilled; provided that the additional interest on the outstanding notes may in no event exceed 1.00% per annum.

Following the completion of the exchange offer, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and, subject to certain exceptions, the outstanding notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the exchange offer, a holder must represent to us in writing, or be deemed to represent to us in writing, among other things, that:

•

the holder is not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or if it is such an “affiliate,” it will comply with the registration and prospectus requirements of the Securities Act, to the extent applicable;

•	the holder is not engaged and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

•	the holder is acquiring the exchange notes in its ordinary course of business;

•

if such holder is a broker-dealer, such holder has acquired the exchange notes for its own account in exchange for the outstanding notes that were acquired as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us or any of its affiliates) and that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes;

•	if such holder is a broker-dealer, that it did not purchase the outstanding notes to be exchange in the exchange offer from us or any of our affiliates; and

•	the holder is not acting on behalf of any person who could not truthfully and completely make the representations contained in the foregoing bullet points.

Under certain circumstances specified in the Registration Rights Agreement, we may be required to file a “shelf” registration statement covering resales of the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of ours;

•	is a broker-dealer that purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on September 25, 2013, or such date and time to which we extend the exchange offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. Outstanding notes may be tendered only in a denomination equal to $2,000 and any integral multiples of $1,000 in excess of $2,000.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the outstanding notes.

As of the date of this prospectus, $490 million in aggregate principal amount of outstanding notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to the registered holders of the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to Wells Fargo Bank, National Association, which is acting as the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer,” any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on September 25, 2013, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time on such date. Any such announcement will include the approximate number of securities deposited as of the date of the extension. We reserve the right, in our sole discretion:

•

to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding notes of that amendment, and we will extend the offer period, if necessary, so that at least five business days remain in the offer following notice of the material change.

Procedures for Tendering

When a holder of outstanding notes tenders, and we accept such outstanding notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of outstanding notes who wishes to tender such outstanding notes for exchange must, on or prior to the expiration date:

•

transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to Wells Fargo Bank, National Association, which will act as the exchange agent, at the address set forth below under the heading “—Exchange Agent”; or

•	comply with DTC’s Automated Tender Offer Program, or ATOP, procedures described below.

In addition, either:

•	the exchange agent must receive the certificates for the outstanding notes and the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the outstanding notes being tendered, along with the letter of transmittal or an agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, or “book-entry confirmation,” which states that DTC has received an express acknowledgement that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

The method of delivery of the outstanding notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or outstanding notes should be sent directly to us.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes; or

•	for the account of an eligible institution.

An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

If outstanding notes are registered in the name of a person other than the signer of the letter of transmittal, the outstanding notes surrendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form to the exchange agent and as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of outstanding notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities.

Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor shall any of us incur any liability for failure to give such notification.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any outstanding notes or any power of attorney, these persons should so indicate when signing, and you must submit proper evidence satisfactory to us of those persons’ authority to so act unless we waive this requirement.

By tendering, each holder will represent to us that the person acquiring exchange notes in the exchange offer, whether or not that person is the holder, is obtaining them in the ordinary course of its business, and at the time of the commencement of the exchange offer neither the holder nor, to the knowledge of such holder, that other person receiving exchange notes from such holder has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes issued in the exchange offer in violation of the provisions of the Securities Act. If any holder or any other person receiving exchange notes from such holder is an “affiliate,” as defined under Rule 405 of the Securities Act, of us, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the notes in violation of the provisions of the Securities Act to be acquired in the exchange offer, the holder or any other person:

•	may not rely on applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that acquired its outstanding notes as a result of market-making activities or other trading activities, and thereafter receives exchange notes issued for its own account in the exchange offer, must acknowledge that it will comply with the applicable provisions of the Securities Act (including, but not limited to, delivering this prospectus in connection with any resale of such exchange notes issued in the exchange offer). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly after the expiration date, all outstanding notes properly tendered and will issue exchange notes registered under the Securities Act in exchange for the tendered outstanding notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the Registration Rights Agreement. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any outstanding notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. Registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from the issue date of the outstanding notes. Holders of exchange notes will not receive any payment in respect of accrued interest on outstanding notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer. Under the Registration Rights Agreement, we may be required to make payments of additional interest to the holders of the outstanding notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue exchange notes for outstanding notes that are accepted for exchange only after the exchange agent timely receives:

•	certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal or an agent’s message; and all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered outstanding notes, or if a holder submits outstanding notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or nonexchanged notes without cost to the tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the nonexchanged notes will be credited to an account maintained with DTC.

We will return the outstanding notes or have them credited to DTC promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify the acceptance and then send to the exchange agent confirmation of the book-entry transfer. The confirmation of the book-entry transfer will be deemed to include an agent’s message confirming that DTC has received an express acknowledgment from the participant that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or prior to the expiration date; or

•	comply with the guaranteed delivery procedures described below.

DTC’s ATOP program is the only method of processing the exchange offer through DTC. To tender outstanding notes through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system. In addition, such tendering participants should deliver a copy of the letter of transmittal to the exchange agent unless an agent’s message is transmitted in lieu thereof. DTC is obligated to communicate those electronic instructions to the exchange agent through an agent’s message. Any instruction through ATOP, such as an agent’s message, is at your risk and such instruction will be deemed made only when actually received by the exchange agent.

In order for your tender through ATOP to be valid, an agent’s message must be transmitted to and received by the exchange agent prior to the expiration date, or the guaranteed delivery procedures described below must be complied with. Delivery of instructions to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If a holder of outstanding notes desires to tender such outstanding notes and the holder’s outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the outstanding notes through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier), mail or hand delivery, setting forth the name and address of the holder of the outstanding notes tendered, the names in which such outstanding notes are registered, if applicable, the certificate number or numbers of such outstanding notes and the amount of the outstanding notes being tendered. The notice of guaranteed delivery shall state that the tender is being made and guarantee that within three New York Stock Exchange (“NYSE”) trading days after the expiration date, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book- entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three NYSE trading days after the expiration date.

Withdrawal of Tenders

You may withdraw tenders of your outstanding notes at any time prior to the expiration of the exchange offer.

For a withdrawal to be effective, you must send a written notice of withdrawal to the exchange agent at the address set forth below under “—Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person that has tendered the outstanding notes to be withdrawn; identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

•	where certificates for outstanding notes are transmitted, specify the name in which outstanding notes are registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, as applicable, to be credited with the withdrawn notes and otherwise comply with the procedures of such facility.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal and our determination will be final and binding on all parties. Any tendered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC, the outstanding notes withdrawn will be credited to an account at the book-entry transfer facility. The outstanding notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we may (a) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (b) extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw those outstanding notes, or (c) waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn, if we determine, in our reasonable judgment, that (i) the exchange offer violates applicable laws or, any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

Holders who desire to tender their outstanding notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.

Outstanding notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes and in the prospectus relating to the outstanding notes. After completion of the exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

Registered & Certified Mail: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480	Regular Mail or Overnight Courier: Wells Fargo Bank, National Association Corporate Trust Operations MAC N9303-121 Sixth & Marquette Avenue Minneapolis, MN 55479	In Person by Hand Only: Wells Fargo Bank, National Association 12th Floor—Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479	Facsimile: (eligible institutions only) (612) 667-6282 Attn: Bondholder Communications For Information or Confirmation: Telephone: (800) 344-5128, Option 0 Attn: Bondholder Communications

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, legal, printing and related fees and expenses. Notwithstanding the foregoing, holders of the outstanding notes shall pay all agency fees and commissions and underwriting discounts and commissions, if any, attributable to the sale of such outstanding notes or exchange notes.

Accounting Treatment

We will record the exchange notes at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the exchange notes are substantially identical to those of the outstanding notes. The expenses of the exchange offer will be amortized over the terms of the exchange notes.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register or issue exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes. If satisfactory evidence of payment of such taxes or exception therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder. Notwithstanding the foregoing, holders of the outstanding notes shall pay transfer taxes, if any, attributable to the sale of such outstanding notes or exchange notes. If a transfer tax is imposed for any reason other than the transfer and exchange of outstanding notes to the Company or its order pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

THE TRANSACTIONS

On July 14, 2012, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger, pursuant to which, on September 28, 2012, Merger Sub merged with and into the Company, with the Company being the surviving corporation and a wholly-owned subsidiary of Parent. As a result of the consummation of the Acquisition, each share of Company common stock issued and outstanding immediately prior to the effective time of the Acquisition, other than shares owned by the Company, Merger Sub or any direct or indirect subsidiary of any of them immediately prior to the effective time of the Acquisition, were converted automatically into the right to receive $50.00 in cash (the “Per Share Acquisition Consideration”), without interest. At that time, the Company ceased to be a public company and its common stock ceased to be traded on the NYSE.

Company stock options, restricted shares, restricted stock units, performance share units and director stock units were cancelled upon completion of the Acquisition in exchange for the Per Share Acquisition Consideration or, in the case of stock options, the excess, if any, of the Per Share Acquisition Consideration over the exercise price of the option. All performance-based vesting criteria in respect of performance share units were deemed satisfied at target for purposes of calculating the amounts payable.

In connection with the Acquisition, on September 28, 2012, the Company entered into the Senior Credit Facilities consisting of: (a) the $150 million Revolving Facility and (b) the $1,055 million Term Loan Facility. Borrowings from the Senior Credit Facilities were, together with other sources of funds, used to finance the Transactions. Subsequent to the closing of the Acquisition, proceeds from the Revolving Facility are available to provide financing for working capital and other general corporate purposes. See “Description of Other Indebtedness” for further details on the Senior Credit Facilities.

Additionally, in connection with the Transactions, the Company issued the outstanding notes, which the Company is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, for all of its exchange notes. See “Description of Exchange Notes.”

Immediately following the Acquisition, the Company repaid all amounts due under the Company’s prior credit agreements.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the Registration Rights Agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth selected historical consolidated financial data for the periods ended and at the dates indicated below. Our selected historical consolidated financial data as of December 31, 2011 (Predecessor) and December 31, 2012 (Successor) and for the years ended December 31, 2010 (Predecessor) and December 31, 2011 (Predecessor) and for the periods from January 1, 2012 to September 28, 2012 (Predecessor) and September 29, 2012 to December 31, 2012 (Successor) presented in this table has been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. Our selected historical consolidated financial data for the years ended December 31, 2008 (Predecessor) and December 31, 2009 (Predecessor) were derived from our audited consolidated financial statements that are not included in this prospectus. Our selected historical consolidated financial data for the six months ended June 30, 2012 (Predecessor) and June 30, 2013 (Successor) has been derived from our historical unaudited consolidated financial statements included elsewhere in this prospectus.

On September 28, 2012, Merger Sub merged with and into Par, which resulted in a change in basis of our assets and liabilities. Periods prior to the Acquisition and this change in basis are referred to as the “Predecessor” period and periods after the Acquisition are referred to as the “Successor” period. As a result of the Acquisition and the resulting change in basis of our assets and liabilities, the Predecessor and Successor period financial data is not comparable.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following information should be read in conjunction with the sections entitled “The Transactions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto contained elsewhere in this prospectus.

					For the period
	Fiscal Years Ended December 31,				January 1, 2012 to September 28, 2012	September 29, 2012 to December 31, 2012	Six Months Ended June 30,
$ in thousands	2008	2009	2010	2011			2012	2013
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Successor)
Net product sales (1)	$561,012	$1,176,427	$980,631	$887,495	$780,797	$237,338	$549,920	$507,020
Other product related revenues	17,103	16,732	28,243	38,643	23,071	8,801	15,885	16,845

Total Revenues	578,115	1,193,159	1,008,874	926,138	803,868	246,139	565,805	523,865

Cost of goods sold, excluding amortization expense	385,129	838,167	620,904	526,288	431,174	157,893	303,175	311,985
Amortization expense	16,415	21,039	14,439	13,106	30,344	42,801	21,630	81,536

Total cost of goods sold	401,544	859,206	635,343	539,394	461,518	200,694	324,805	393,521

Gross profit	176,571	333,953	373,531	386,744	342,350	45,445	241,000	130,344

Research and development	59,656	39,235	50,369	46,538	66,606	19,383	50,616	46,035
Selling, general and administrative	137,866	165,135	192,504	173,378	165,604	45,525	81,826	77,617
Intangible asset impairment	—	—	—	—	5,700	—	2,000	466
Settlements and loss contingencies, net (2)	49,837	307	3,762	190,560	45,000	10,059	45,000	3,300
Restructuring costs (3)	15,397	1,006	—	26,986	—	241	—	1,816

Total operating expenses	262,756	205,683	246,635	437,462	282,910	75,208	179,442	129,234

Gain on sale of product rights and other	9,625	3,200	6,025	125	—	—	—	—

Operating (loss) income	(76,560)	131,470	132,921	(50,593)	59,440	(29,763)	61,558	1,110

Gain on bargain purchase (4)	—	3,021	—	—	—	5,500	—	—
Gain (loss) on extinguishment of debt (5)	3,033	(2,598)	—	—	—	—	—	(7,335)
(Loss) gain on marketable securities and other investments, net (6)	(7,796)	(55)	3,459	237	—	—	—	—
Equity in loss of joint venture	(330)	—	—	—	—	—	—	—
Interest income	9,246	2,658	1,257	736	424	50	276	56
Interest expense	(13,355)	(8,013)	(2,905)	(2,676)	(9,159)	(25,985)	(6,163)	(47,648)

(Loss) income from continuing operations before tax	(85,762)	126,483	134,732	(52,296)	50,705	(50,198)	55,671	(53,817)

(Benefit) provision for income taxes (7)	(32,447)	48,883	41,980	(5,996)	29,447	(17,682)	33,062	(17,339)

(Loss) income from continuing operations after tax	(53,315)	77,600	92,752	(46,300)	21,258	(32,516)	22,609	(36,478)

Discontinued operations:
Gain from discontinued operations	(505)	—	—	—	—	—	—	—
Provision (benefit) for income taxes	2,361	672	21	(20,155)	83	29	55	59

(Loss) income from discontinued operations	(1,856)	(672)	(21)	20,155	(83)	(29)	(55)	(59)

Net (loss) income	$(55,171)	$76,928	$92,731	$(26,145)	$21,175	$(32,545)	$22,554	$(36,537)

Other Financial Data
Cash provided by (used in)
Operating activities	$65,602	$53,348	$164,309	$64,978	$153,760	$(28,580)	$102,446	$20,188
Investing activities	(45,507)	(9,453)	(42,034)	(457,856)	(46,602)	(2,026,531)	(22,950)	(598)
Financing activities	(50,103)	(92,856)	(25,269)	336,720	9,205	1,813,026	(485)	(1,904)
Capital expenditures	(17,454)	(8,519)	(10,685)	(11,600)	(11,454)	(10,306)	(7,984)	(8,598)
Purchase of intangibles	(20,000)	(1,000)	(42,200)	(34,450)	(15,000)	—	—	—
Adjusted EBITDA (8)	33,558	194,474	226,501	248,511	241,916	58,998	167,506	135,597

Balance Sheet Data (at end of period)
Cash and cash equivalents and marketable securities	$263,726	$161,193	$246,540	$188,225		$48,521		$58,061
Total assets	748,237	723,827	783,232	1,231,453		2,840,613		2,751,971
Total long-term debt, including current maturities (gross)	130,141	46,175	—	345,625		1,542,363		1,550,670
Stockholders’ equity	411,983	498,653	628,444	609,581		645,095		612,885

(1)	The Company acquired Anchen on November 17, 2011 and acquired Edict (Par Formulations) on February 17, 2012. The operating results of Anchen from November 17, 2011 to December 31, 2011 are included in the reported financial results, reflecting total revenues of $12.9 million and a loss from continuing operations of $3.6 million. The operating results of Edict from February 17, 2012 to December 31, 2012 are included in the reported financial results, reflecting a loss from continuing operations of approximately $4.7 million.
(2)

In 2008, we recorded $44.7 million in settlements and loss contingencies related to our litigation with Pentech Pharmaceuticals. In addition, we also recorded a $4.8 million loss contingency related to a government contract. For the fiscal year ended December 31, 2011, we recorded the settlement in principle of AWP litigation claims related to federal contributions to state Medicaid programs in 49 states (excluding Illinois), and the claims of Texas, Florida, Alaska, South Carolina and Kentucky relating to their Medicaid programs for $154.0 million, recorded a settlement with the State of Idaho for $1.7 million and recorded an accrual for the remaining AWP matters. On July 25, 2013, we reached an agreement in principle to resolve the claims brought by the state of Louisiana for $6 million, plus attorneys’ fees and courts costs. During the six months ended June 30, 2013, we recorded an additional $3.3 million provision as we continue to periodically assess and estimate our remaining potential liability. The lawsuit brought by the state of Illinois is scheduled for trial on January 13, 2014. The lawsuit brought by the state of Kansas is scheduled for trial on April 6, 2015. The remaining lawsuits have yet to be scheduled for trial. In addition, during the period from January 1, 2012 to September 28, 2012, we recorded an accrual of $45.0 million related to a global settlement with respect to an inquiry by the DOJ into our promotional practices in the sales and marketing of Megace® ES. In the period from September 29, 2012 to December 31, 2012 we recorded additional amounts for accrued interest legal expenses that we paid as part of the final settlement of the DOJ inquiry and we also accrued for a contingent liability of $9 million related to omeprazole litigation.

(3)

In October 2008, we announced our plans to resize our generic products division. We reduced our workforce by approximately 190 positions in manufacturing, research and development, and general and administrative. In connection with these actions, we incurred expenses for severance and other employee-related costs of $10.9 million, asset impairments of $5.9 million and non-cash expenses of $0.9 million related to inventory write-downs. During the fiscal year ended December 31, 2011, we announced our plans to resize our Strativa Pharmaceuticals division. We reduced our Strativa workforce by approximately 90 positions. In connection with these actions, we incurred cash expenses for severance and other employee-related costs of $1.6 million, non-cash expenses of $24.2 million related to the impairment of products no longer a priority for our remaining Strativa sales force, and non-cash expenses of $1.9 million related to inventory write-downs for samples and products associated with the products no longer a priority for our remaining Strativa sales force. During the six months ended June 30, 2013, we initiated a restructuring of Strativa in anticipation of entering into a settlement agreement and corporate integrity agreement that terminated the DOJ’s ongoing investigation of Strativa’s marketing of Megace® ES. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. In connection with these actions, we incurred expenses for severance and other employee-related costs as well as the termination of certain contracts.

(4)	During the year ended December 31, 2009, we recorded a $3.0 million gain related to the acquisition of certain assets and certain operating leases from MDRNA, Inc. (“MDRNA”). The acquisition was accounted for as a bargain purchase under FASB ASC 805, Business Combinations. The purchase price of the acquisition was allocated to the net tangible and intangible assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain. The gain was mainly attributed to MDRNA’s plan to exit its contract manufacturing business. During the period from September 29, 2012 to December 31, 2012, we acquired U.S. marketing rights to five generic products that were marketed by Watson Pharmaceuticals, Inc. (“Watson”) or Actavis, as well as eight ANDAs currently awaiting regulatory approval and a generic product in late-stage development, in connection with the merger of Watson and Actavis. The acquisition was accounted for as a bargain purchase under FASB ASC 805, Business Combinations and we recorded a $5.5 million gain. The purchase price of the acquisition was allocated to the assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain. The gain was mainly attributed to the FTC mandated divestiture of products by Watson and Actavis in conjunction with the approval of the Watson and Actavis merger.
(5)	We accounted for our convertible notes under the provisions of FASB ASC 470, Debt with Conversion and Other Options, which required that we separately account for the liability and equity components of the convertible notes, as they might have been settled entirely or partially in cash upon conversion. During the fourth quarter of 2008, we began to repurchase convertible notes in advance of their September 30, 2010 maturity date. We continued to periodically purchase convertible notes on the open market through the third quarter of 2009, and through a “Modified Dutch Auction” tender offer announced and completed in the fourth quarter of 2009. All repurchases were made at prices at or below par value of the convertible notes. FASB ASC 470-20, Debt with Conversion and Other Options dictated that we allocated purchase price to the estimated fair value to the convertible notes exclusive of the conversion feature and to the conversion feature. Based on our assessment, the entire repurchase price was allocated to the convertible notes exclusive of the conversion feature. The difference between the repurchase price and the net discounted carrying value of the convertible notes was reflected in the gain or loss on the extinguishment in the statement of operations. During the six months ended June 30, 2013, we refinanced our Term Loan Facility. As a result, $5.9 million of existing deferred financing costs and a portion of the related $10.5 million soft call premium were recorded as a loss on debt extinguishment for the portion of the associated transactions that were classified as extinguishment of debt.
(6)	In 2008, we recognized losses on a debt security, and two other investments in small pharmaceutical companies. These losses were netted with a recovery from an investment that had previously been impaired in 2007. During the fiscal year ended 2010, we received a settlement of $3.6 million related to an “earnout” payment associated with our former investment in Abrika (“Abrika”). Abrika merged with Actavis in 2007. In addition, we recognized miscellaneous non-operating gains and losses for the periods presented.
(7)

The provision/(benefit) for income taxes was based on the applicable federal and state tax rates for those periods. The effective tax rate for the six months ended June 30, 2013 reflects our non-deductible portion of the annual pharmaceutical manufacturers’ fee under the Patient Protection and Affordable Care Act, offset by benefit for tax deductions specific to U.S. domestic manufacturing companies and our recording of the benefit for the 2012 R&D credit. The research and development tax credit was retroactively reinstated by Congress in the American Taxpayer Relief Act in January 2013. The effective tax rate for the six months ended June 30, 2012 reflects our estimate of the portion of loss contingencies which may not be tax deductible and by non-deductibility of our portion of the annual pharmaceutical manufacturer fee under the Patient Protection and Affordable Care Act, offset by benefit for tax deductions specific to U.S. domestic manufacturing companies. The lower effective tax rate in 2011 is principally due to the non-deductibility of certain charges related to our settlement in principle of AWP litigation claims, non-deductibility of the annual pharmaceutical manufacturers’ fee, nondeductibility of certain acquisition-related transaction costs, and a change in valuation of deferred tax assets, off-set by a reduction in tax contingencies. The lower effective tax rate in 2010 is primarily due to an increased domestic manufacturing deduction and the reduction of certain tax contingencies due to settlements and lapses of the applicable statute of limitations.
(8)	“Adjusted EBITDA” represents net income before interest expense (net of interest income), income taxes, depreciation and amortization, impact of discontinued operations, impairment of intangible assets, restructuring activities, litigation settlements and contingencies, transaction expenses related to our acquisitions of Anchen and Edict (Par Formulations), upfront and development milestone payments, stock-based compensation and certain other non-recurring, non-cash and other cash expenses which management believes will not be incurred, except for stock-based compensation, in the future. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by GAAP, and our calculations thereof may not be comparable to that reported by other companies. We present Adjusted EBITDA primarily because we consider it an important measure of our performance and believe it enhances comparability of our results across reporting periods. We also believe it provides useful information regarding our ability to service and/or incur indebtedness. Adjusted EBITDA has limitations as an analytical tool and should not be considered as an alternative to net income or a measure of operating performance, cash flows from operating activities as a measure of liquidity, or any other performance of liquidity measure derived in accordance with GAAP. For example, Adjusted EBITDA:

•	does not reflect our capital expenditures or future requirements for capital expenditures or contractual commitments;

•

does not reflect expenditures related to current business development and product acquisition activities, including payments due under existing agreements related to products in various stages of development or contingent payments tied to the achievement of sales milestones;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	excludes income tax payments that represent a reduction in cash available to us;

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future;

•	does not reflect the impact of earnings or charges resulting from matters we consider not be indicative of our ongoing operations; and

•	may be calculated differently by other companies in our industry, thereby limiting the usefulness as a comparative measure.

The table below reconciles net income (loss) to Adjusted EBITDA for the periods presented. Adjusted EBITDA excludes the impact of discontinued operations for all periods.

					For the period
					January 1, 2012 to September 28, 2012	September 29, 2012 to December 31, 2012	Six Months Ended June 30,
$ in thousands	2008	2009	2010	2011			2012	2013
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Predecessor)	(Successor)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
(Loss) income from continuing operations after tax	$(53,315)	$77,600	$92,752	$(46,300)	$21,258	$(32,516)	$22,554	$(36,537)
Interest expense, net	4,109	5,355	1,648	1,940	8,735	25,935	5,887	47,592
Income taxes	(32,447)	48,883	41,980	(5,996)	29,447	(17,682)	33,117	(17,280)
Depreciation and amortization	32,487	35,612	29,389	28,036	45,337	49,437	31,341	93,274
Anchen acquisition related costs (e)	—	—	—	5,152	4,048	—	4,048	—
Cost of goods on acquired inventory step up	—	—	—	—	—	21,543	—	6,557

EBITDA	(49,166)	167,450	165,769	(17,168)	108,825	46,717	96,947	93,606
Litigation settlements and contingencies (a)	44,712	(3,412)	861	190,560	45,000	10,059	45,000	3,300
Restructuring costs (b)	17,671	1,006	—	27,660	—	241	—	1,816
Transaction related costs including severance (c)	—	—	—	11,048	45,882	4,716	2,654	2,270
Upfront and development milestones (d)	7,500	11,500	19,000	—	10,000	350	10,000	—
Inventory write-downs related to patent litigation	—	—	—	—	10,318	—	—	3,282
Intangible asset impairment (f)	—	—	—	—	5,700	—	2,000	466
Gain on sale of product rights (g)	(9,625)	(3,200)	(6,025)	(125)	—	—	—	—
(Gain) loss on sale of securities and other investments (h)	7,796	55	(3,459)	(237)	—	—	—	—
(Gain) loss on extinguishment of debt (i)	(3,033)	2,598	—	—	—	—	—	7,335
Gain on bargain purchase (j)	—	(3,021)	—	—	—	(5,500)	—	—
AWP, DOJ and Pentech litigation costs (k)	10,083	13,293	23,086	18,988	7,757	3,110	6,242	5,372
Stock based compensation expense (l)	17,535	13,737	14,074	9,830	7,282	2,240	4,709	4,533
Run-rate impact of Strativa restructuring (m)	(9,915)	(5,532)	13,195	7,955	—	—	(46)	—
Management fee (n)	—	—	—	—	—	675	—	1,394
Price protection payment (timing) (o)	—	—	—	—	—	—	—	9,700
Cost associated with refinancing of senior secured term loan	—	—	—	—	—	—	—	1,411
Other	—	—	—	—	1,152	(3,610)	—	1,112

Adjusted EBITDA	$33,558	$194,474	$226,501	$248,511	$241,916	$58,998	$167,506	$135,597

(a)

In fiscal year 2008, we recorded $44.7 million in settlement and loss contingencies related to our litigation with Pentech Pharmaceuticals. In fiscal year 2009, we recorded a $3.4 million gain related to the final resolutions of our litigation with Pentech Pharmaceuticals. For the fiscal year ended December 31, 2011, we recorded the settlement in principle of AWP litigation claims related to federal contributions to state Medicaid programs in 49 states (excluding Illinois), and the claims of Texas, Florida, Alaska, South Carolina and Kentucky relating to their Medicaid programs for $154.0 million, recorded a settlement with the State of Idaho for $1.7 million and recorded an accrual for the remaining AWP matters. Additionally, during the period from January 1, 2012 to September 28, 2012, we recorded an accrual of $45.0 million related to a global settlement with respect to an inquiry by the DOJ into our promotional practices in the sales and marketing of Megace® ES. In the period from September 29, 2012 to December 31, 2012 we recorded additional amounts for accrued interest legal expenses that we paid as part of the final settlement of the DOJ inquiry and we also accrued for a contingent liability of $9 million related to omeprazole litigation.

(b)

In October 2008, we announced our plans to resize our generic products division. We reduced our workforce by approximately 190 positions in manufacturing, research and development, and general and administrative. In connection with these actions, we incurred expenses for severance and other employee-related costs of $10.9 million, asset impairments of $5.9 million and non-cash expenses of $0.9 million related to inventory write-downs. During the fiscal year ended December 31, 2011, we announced our plans to resize our Strativa Pharmaceuticals division. We reduced our Strativa workforce by approximately 90 positions. In connection with these actions, we incurred cash expenses for severance and other employee-related costs of $1.6 million, non-cash expenses of $24.2 million related to the impairment of products no longer a priority for our remaining Strativa sales force, and non-cash expenses of $1.9 million related to inventory write-downs for samples and products associated with the products no longer a priority for our remaining Strativa sales force. In January 2013, we initiated a restructuring of Strativa, our branded pharmaceuticals division, in anticipation of entering into a settlement agreement and corporate integrity agreement that terminated the DOJ’s ongoing investigation of Strativa’s marketing of Megace® ES. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. In connection with these actions, we incurred expenses for severance and other employee-related costs as well as the termination of certain contracts.

(c)	Consists of transaction-related expenses incurred in connection with the acquisition of Anchen and Edict (Par Formulations) as well as transaction-related expenses incurred in connection with the Transactions.
(d)	Represent the initial payments made to acquire significant branded and generic product and/or distribution rights from various other pharmaceutical manufacturers prior to the product achieving legal and/or regulatory approval.
(e)	Represents the charge associated with the Anchen acquisition for acquired inventory which was increased to its estimated selling price, less the cost of disposal and a reasonable profit allowance for the selling effort (the “inventory step-up”), as required under GAAP. The inventory step-up was recognized into earnings based on normal inventory turns and resulted in costs above standard post-acquisition costs.
(f)	During the period from January 1, 2012 to September 28, 2012, we abandoned an in-process research and development project and exited the market of a commercial product both of which were acquired in the Anchen acquisition and recorded a total corresponding intangible asset impairment of $5.7 million. During the six months ended June 30, 2012, we abandoned an in-process research and development project acquired in the Anchen Acquisition and recorded a corresponding intangible asset impairment of $2 million.
(g)	In fiscal year 2005, we entered into a joint development and collaboration agreement with Optimer Pharmaceuticals (“Optimer”) to commercialize Difimicin (PAR 101), and then in 2007 in exchange for $20.0 million we returned the marketing rights to Optimer. During the fiscal year ended December 31, 2010, Optimer announced positive results from the second of two pivotal Phase 3 trials evaluating the safety and efficacy of fidaxomicin in patients with clostridium difficile infection (CDI), triggering a one-time $5.0 million milestone payment due to us under a termination agreement entered into by the parties in fiscal year 2007. In addition, we recognized a gain on the sale of product rights of $9.0 million, $3.2 million, $1.0 million and $0.1 million during the fiscal years ended December 31, 2008, 2009, 2010 and 2011 related to the sale of multiple ANDAs.
(h)	During the fiscal year ended 2010, we received a settlement of $3.6 million related to an “earnout” payment associated with our former investment in Abrika. Abrika merged with Actavis in 2007. In addition, we recognized miscellaneous non-operating gains and losses for certain periods presented.
(i)	We accounted for our convertible notes under the provisions of FASB ASC 470-20, Debt with Conversion and Other Options, which required that we separately account for the liability and equity components of the convertible notes, as they might have been settled entirely or partially in cash upon conversion. During the fourth quarter of 2008, we began to repurchase convertible notes in advance of their September 30, 2010 maturity date. We continued to periodically purchase convertible notes on the open market through the third quarter of 2009, and through a “Modified Dutch Auction” tender offer announced and completed in the fourth quarter of 2009. All repurchases were made at prices at or below par value of the convertible notes. FASB ASC 470-20, Debt with Conversion and Other Options dictated that we allocated purchase price to the estimated fair value to the convertible notes exclusive of the conversion feature and to the conversion feature. Based on our assessment, the entire repurchase price was allocated to the convertible notes exclusive of the conversion feature. The difference between the repurchase price and the net discounted carrying value of the convertible notes was reflected in the gain or loss on the extinguishment in the statement of operations. During the six months ended June 30, 2013, we refinanced our Term Loan Facility. As a result, $5.9 million of existing deferred financing costs and a portion of the related $10.5 million soft call premium were recorded as a loss on debt extinguishment for the portion of the associated transactions that were classified as extinguishment of debt.
(j)	During the year ended December 31, 2009, we recorded a $3.0 million gain related to the acquisition of certain assets and certain operating leases from MDRNA. The acquisition was accounted for as a bargain purchase under FASB ASC 805, Business Combinations. The purchase price of the acquisition was allocated to the net tangible and intangible assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain. The gain was mainly attributed to MDRNA’s plan to exit its contract manufacturing business. During the period from September 29, 2012 to December 31, 2012, we acquired U.S. marketing rights to five generic products that were marketed by Watson or Actavis, as well as eight ANDAs currently awaiting regulatory approval and a generic product in late-stage development, in connection with the merger of Watson and Actavis. The acquisition was accounted for as a bargain purchase under FASB ASC 805, Business Combinations. The purchase price of the acquisition was allocated to the assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain. The gain was mainly attributed to the FTC mandated divestiture of products by Watson and Actavis in conjunction with the approval of the Watson and Actavis merger.
(k)

Consists of external legal costs incurred in conjunction with our defense of the Pentech Pharmaceuticals litigation, the actions brought by various states and the DOJ as it relates to the AWP litigation and the promotional practices of Strativa’s marketing of Megace® ES.

(l)	Represents the non-cash expense associated with stock-based compensation awards issued to various executive and non-executive employees.
(m)

During the fiscal year ended December 31, 2011 and the six-month period ended June 30, 2011, we resized our Strativa division and discontinued two products, Oravig® and Zuplenz®, that are no longer a priority for our remaining Strativa sales force. The historical periods include certain selling, general and administrative costs, including employee compensation, sales commissions, research and development and promotion and marketing expenses that were previously dedicated to supporting these two brands and will not be part of continuing operations prospectively. This adjustment has the effect of excluding product revenue and operating expenses related to Oravig® and Zuplenz® as well as historical royalty revenue related to our co-promotion of Solvay’s brand product Androgel®, which terminated in December 2010.

(n)	In connection with the Transactions, the Company entered into a management services agreement with an affiliate of TPG (the “Manager”) pursuant to such agreement, and in exchange for on-going consulting and management advisory services, the Manager receives an annual monitoring fee paid quarterly equal to 1% of EBITDA as defined under the credit agreement for the Senior Credit Facilities. There is an annual cap of $4 million for this fee. The Manager also receives reimbursement for out-of-pocket expenses incurred in connection with services provided pursuant to the agreement. The Company recorded an expense of $1.4 million for consulting and management advisory service fees and out-of-pocket expenses for the six months ended June 30, 2013 and $675 thousand for the period from September 29, 2012 to December 31, 2012.
(o)	Represents cost related to price protection paid to key customers in connection with a price increase we took on a commercial generic product on June 26, 2013. We believe the price increase is expected to represent an incremental earnings opportunity commencing in the third quarter of 2013. However, the contractually required upfront cost must be recorded in the second quarter of 2013 in accordance with GAAP. We expect that as revenues resulting from this price increase are recognized in third quarter 2013 GAAP results, we will eliminate the addback in the trailing twelve month period ending September 30, 2013.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated statements of operations have been developed by applying pro forma adjustments to our historical financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the fiscal year ended December 31, 2012 and the six months ended June 30, 2013 gives effect to the Transactions, the Other Acquisitions (as defined below) and the refinancing of our Term Loan Facility on February 6, 2013 as if they had occurred on January 1, 2012.

On September 28, 2012, Merger Sub merged with and into Par, which resulted in a change in basis of our assets and liabilities. Periods prior to the Acquisition and this change in basis are referred to as the “Predecessor” period and periods after the Acquisition are referred to as the “Successor” period. As a result of the Acquisition and the resulting change in basis of our assets and liabilities, the Predecessor and Successor period financial data is not comparable.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial data is presented for informational purposes only. The unaudited pro forma condensed consolidated financial data does not purport to represent what our results of operations would have been had the Transactions actually occurred on the dates indicated and they do not purport to project our results of operations for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information contained in the sections “The Transactions,” “Selected Historical Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited and unaudited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated statements of operations.

The unaudited pro forma consolidated statements of operations give effect to adjustments that are (i) directly attributable to the Transactions or the acquisitions of Anchen and Edict (the “Other Acquisitions”) and the refinancing of our Term Loan Facility, (ii) factually supportable and (iii) expected to have a continuing impact or in some instances, regardless of whether they have a continuing impact or are non-recurring.

The unaudited pro forma condensed consolidated financial information has been prepared to give effect to the Transactions, including the accounting for the acquisition of our business as a purchase business combination in accordance with ASC 805, Business Combinations.

Par Pharmaceutical Companies, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

($ in thousands)

For the Year Ended December 31, 2012

	Historical
	Predecessor	Successor
	January 1 through September 28, 2012	September 29 through December 31, 2012	Pro Forma Transactions Adjustments	Notes	Transactions Pro Forma Combined	Pro Forma Repricing Adjustments	Notes	Pro Forma Consolidated
Net product sales	$780,797	$237,338	$—		$1,018,135	$—		$1,018,135
Other product related revenues	23,071	8,801	—		31,872	—		31,872

Total revenues	803,868	246,139	—		1,050,007	—		1,050,007
Cost of goods sold, excluding amortization expense	431,174	157,893	—		589,067	—		589,067
Amortization expense	30,344	42,801	87,898	(a)	161,043	—		161,043

Total cost of goods sold	461,518	200,694	87,898		750,110	—		750,110

Gross margin	342,350	45,445	(87,898)		299,897	—		299,897

Research and development	66,606	19,383	1,084	(b)	87,073	—		87,073
Selling, general and administrative	165,604	45,525	(8,502)	(c)	202,627	1,411	(i)	204,038
Intangible asset impairment	5,700	—	—		5,700	—		5,700
Settlements and loss contingencies, net	45,000	10,059	—		55,059	—		55,059
Restructuring costs	—	241	—		241	—		241

Total operating expenses	282,910	75,208	(7,418)		350,700	1,411		352,111
Operating income (loss)	59,440	(29,763)	(80,480)		(50,803)	(1,411)		(52,214)
Other income (expense), net	—	5,500	—		5,500	—		5,500
Interest income	424	50	(474)	(d)	—	—		—
Interest expense	(9,159)	(25,985)	—		(35,144)	(55,888)	(e)	(91,032)
Loss on debt extinguishment	—	—	—		—	(7,335)	(h)	(7,335)

Income (loss) from continuing operations before tax	50,705	(50,198)	(80,954)		(80,447)	(64,634)		(145,081)
Provision (benefit) for income taxes	29,447	(17,682)	(28,308)	(f)	(16,543)	(22,622)	(f)	(39,165)

Income (loss) from continuing operations after tax	$21,258	$(32,516)	$(52,646)		$(63,904)	$(42,012)		$(105,916)

See accompanying notes to the unaudited pro forma consolidated statement of operations

Par Pharmaceutical Companies, Inc.

Unaudited Pro Forma Combined Statement of Operations

($ in thousands)

For the Six Months Ended June 30, 2013

	Historical	Pro Forma Repricing Adjustments	Notes		Pro Forma Consolidated
Net product sales	$507,020	$—			$507,020
Other product related revenues	16,845	—			16,845

Total revenues	523,865	—			523,865
Cost of goods sold, excluding amortization expense	311,985	—			311,985
Amortization expense	81,536	—			81,536

Total cost of goods sold	393,521	—			393,521

Gross margin	130,344	—			130,344

Research and development	46,035	—			46,035
Selling, general and administrative	77,617	(1,411)	(i	)	76,206
Intangible asset impairment	466	—			466
Settlements and loss contingencies, net	3,300	—			3,300
Restructuring costs	1,816	—			1,816

Total operating expenses	129,234	(1,411)			127,823

Operating (loss) income	1,110	—			2,521
Interest income	56	—			56
Interest expense	(47,648)	703	(g	)	(46,945)
Loss on extinguishment of debt	(7,335)	7,335	(h	)	—

(Loss) income from continuing operations before tax	(53,817)	9,449			(44,368)
(Benefit) provision for income taxes	(17,280)	3,307	(f	)	(13,973)

(Loss) income from continuing operations after tax	$(36,537)	$6,142			$(30,395)

See accompanying notes to the unaudited pro forma consolidated statement of operations

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a)	Reflects impact to depreciation and amortization as a result of the step up in basis for product related assets and fixed assets as of the assumed date of the Acquisition (January 1, 2012), as follows:

	Depreciation & Amortization
$ in thousands	Estimated Weighted Average Useful Life	Estimated Fair Value	Fiscal Year Ended December 31, 2012
Developed products	7 years	$552,700	$133,284
Other product related royalty streams	6 years	115,600	21,156
Trade name	Indefinite	26,400	—
IPR&D	Determined by annual launch group	608,600	1,028

Acquired intangibles		$1,303,300	$155,468

Fixed asset step-up	13 years	28,447	1,641
Less: Historical amortization expense			(69,211)

Net pro forma adjustment to depreciation and amortization expense			$87,898

(b)	Reflects an adjustment related to estimated additional costs that would have been incurred if the Edict Acquisition, which closed on February 17, 2012, had been completed as of January 1, 2012.
(c)	Represents adjustments to remove costs that are non-recurring in nature and directly attributable to the Acquisition, the Anchen Acquisition, or the Edict Acquisition, net of an annual monitoring fee paid to an affiliate of TPG estimated to be approximately $3 million for 2012.
(d)	Represents the elimination of historical interest income, as substantially all interest-bearing cash and cash equivalents and available for sale marketable debt securities were used to fund the repayment of a portion of the total amounts owed and outstanding on the Company’s previously existing debt.
(e)	Represents estimated interest expense resulting from our new capital structure upon consummation of the Transactions and was calculated as follows:

Fiscal Year Ended December 31, 2012
Cash interest on the debt borrowed with the Transaction (1),(3)	$81,156
Amortization of deferred financing costs (2)	8,462
Amortization of debt discount (2)	1,414

Pro forma interest expense	91,032
Less: Historical interest expense	(35,144)

Net adjustment to interest expense	$55,888

(1)	Represents interest on borrowings of $1,061 million under the Term Loan Facility at an interest rate of 4.25%, and $490.0 million aggregate principal under the outstanding notes at an interest rate of 7.375%, as well as an annual commitment fee of 0.5% on the unused capacity of the Revolving Facility of $150.0 million.
(2)	Represents annual amortization expense on $38.7 million of debt issuance costs and $9.1 million of OID, utilizing a weighted average maturity of 7.3 years under the effective interest rate method.
(3)	A 0.125% increase in the assumed interest rate on the Term Loan Facility and outstanding notes would increase our pro forma interest expense by approximately $1.9 million for the fiscal year ended December 31, 2012. The Senior Credit Facilities include a LIBOR floor of 1.0% which is in excess of the specified LIBOR rate.

(f)	Reflects the tax effect of the pro forma adjustments and the pro forma impact of the inclusion of a tax provision for the condensed consolidated operating results of Par, at an estimated tax rate of approximately 35%.
(g)	Reflects impact to interest expense (including amortization of deferred financing costs and discount) related to the reduction of the effective interest rate for our Term Loan Facility with the refinancing of our Term Loan Facility, which closed on February 6, 2013, as if the refinancing was completed on January 1, 2012.
(h)	Reflects the shifting of the loss on debt extinguishment recorded in the six months ended June 30, 2013 to the year ended December 31, 2012 to coincide with the assumption that refinancing of our Term Loan Facility on February 6, 2013 had occurred on January 1, 2012.
(i)	Represents the shifting of costs associated with refinancing of our Term Loan Facility recorded in the six months ended June 30, 2013 to the year ended December 31, 2012 to coincide with the assumption that refinancing of our Term Loan Facility on February 6, 2013 had occurred on January 1, 2012.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown. These ratios are computed by dividing the total earnings by the total fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income from continuing operations plus equity in loss of joint venture and fixed charges. Fixed charges consist of interest expense on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.

	Predecessor							Successor
	Year Ended December 31, 2008		Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011		Period from January 1, 2012 to September 28, 2012	Period from September 29, 2012 to December 31, 2012		Six Months Ended June 30, 2013
Ratio of earnings to fixed charges	(a	)	13.27x	26.41x	(b	)	5.71x	(c	)	(d	)

(a)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2008 was $85.4 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2008, fixed charges were $15.6 million.
(b)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2011 was $52.3 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2011, fixed charges were $4.3 million.
(c)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the period from September 29, 2012 to December 31, 2012 was $50.2 million. For purposes of calculating our ratio of earnings to fixed charges for the period from September 29, 2012 to December 31, 2012, fixed charges were $26.5 million.
(d)	For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the six months ended June 30, 2013 was $53.8 million. For purposes of calculating our ratio of earnings to fixed charges for the six months ended June 30, 2013, fixed charges were $48.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial statements in conjunction with the consolidated financial statements, the accompanying notes and the other financial information contained elsewhere in this prospectus. This section contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may vary materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors”, as well as other matters described in this prospectus. See “Cautionary Disclosure Regarding Forward-Looking Statements.”

Acquisition Overview

We were acquired on September 28, 2012 through a merger transaction with Merger Sub, a wholly-owned subsidiary of Parent. Parent and its subsidiaries were formed by investment funds affiliated with the Sponsor. The Acquisition was accomplished through a reverse subsidiary merger of Merger Sub with and into the Company, with the Company being the surviving entity. Subsequent to the Acquisition, we became an indirect, wholly owned subsidiary of Parent. After that time, we continued our operations as a specialty generic pharmaceutical company, except that we ceased to be a public company, and our common stock ceased to be traded on the NYSE. Parent is a holding company with no operations of its own and has no ability to service interest or principal payments other than through any dividends it may receive from the Company.

To finance the Acquisition, the Sponsor arranged for an offering of the outstanding notes. The proceeds from the offering, together with the proceeds of our Senior Credit Facilities, the cash equity contributions by the Sponsor and the Company’s cash on hand, were used to fund the consummation of the Acquisition, the repayment of certain outstanding indebtedness outstanding at the time of the Acquisition and the payment of related fees and expenses.

The Acquisition had a significant impact on our financial condition and our results of operations are significantly different after September 28, 2012. For instance, as a result of the Acquisition, our borrowings and interest expense significantly increased. Also, the application of acquisition method accounting as a result of the Acquisition required that our assets and liabilities be adjusted to their fair value, which resulted in an increase in our depreciation and amortization expense. Excess of purchase price over the fair value of our net assets and identified intangible assets was allocated to goodwill. Further, the Acquisition impacted our organizational structure. These changes to our organizational structure and the impact of the Acquisition discussed above could significantly affect our income tax expense.

Company Overview

We operate primarily in the United States as two business segments, our generic products division, Par Pharmaceutical, engaged in the development, manufacture and distribution of generic pharmaceuticals, and Strativa, our branded products division.

The introduction of new products at prices that generate adequate gross margins is critical to our ability to generate economic value and ultimately the creation of adequate returns for our owners. Par Pharmaceutical, our generic products division, creates economic value by optimizing our current generic product portfolio and our pipeline of potential high-value first-to-file and first-to-market generic products. When an ANDA is filed with the FDA for approval of the generic equivalent of a brand drug, the filer must certify that (i) no patents are listed with the FDA covering the corresponding brand product, (ii) the listed patents have expired, (iii) any patent listed with the FDA as covering the brand product is about to expire, in which case the ANDA will not become effective until the expiration of such patent, or (iv) the patent listed as covering the brand drug is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the ANDA is filed (commonly known as a “Paragraph IV” certification). We and our development partners seek to be the first to file an ANDA containing a Paragraph IV certification (a “first-to-file” ANDA) or ANDAs that will otherwise allow us to introduce the first generic version of a brand product (a “first-to-market” product) because the first generic manufacturer to receive regulatory approval from the FDA for a generic version of a particular brand product is often able to capture a substantial share of the generic market.

Our branded products division, Strativa Pharmaceuticals, seeks to develop, manufacture and distribute niche, proprietary pharmaceutical products. Our existing branded products are Nascobal® Nasal Spray and Megace® ES.

Recent Developments

On November 17, 2011 and February 17, 2012, we acquired Anchen and Edict, respectively, each of which became part of Par as of its respective acquisition date. Edict has been renamed Par Formulations Private Limited.

Our recent achievements included significant product launches, such as rizatriptan, lamotrigine, and modafinil, five relaunches of products we acquired in November 2012 from Watson and Actavis in connection with their merger, execution of several business development agreements, and passing all FDA inspections. Generally, products that we have developed internally contribute higher gross-margin percentages than products that we sell under supply and distribution agreements, because under such agreements, we typically pay a percentage of the gross or net profits (or a percentage of sales) to our strategic partners.

In July 2011, we received a notice letter from a generic pharmaceutical manufacturer advising that it has filed an ANDA with the U.S. FDA containing a Paragraph IV certification referencing Megace® ES, one of our two current brand products, and we subsequently received similar notices from two other generic manufacturers. Megace® ES is protected by Alkermes Pharma Ireland Limited (Elan)’s U.S. Patents 6,592,903 and 7,101,576. We intend, with Elan, to enforce Elan’s patents, which expire in 2020 and 2024, against the Paragraph IV certifications and ANDAs, as appropriate.

In January 2013, we initiated a restructuring of Strativa in anticipation of entering into a settlement agreement and corporate integrity agreement that terminated the DOJ’s investigation of Strativa’s marketing of Megace® ES, discussed below. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. The remaining Strativa sales force has been reorganized into a single sales team of approximately 60 professionals who will focus their marketing efforts principally on Nascobal® Nasal Spray. In connection with these actions, we incurred expenses for severance and other employee-related costs as well as the termination of certain contracts.

On March 5, 2013, we entered into the settlement agreement with the DOJ. The settlement agreement provided for a payment by the Company of an aggregate amount of approximately $45 million (plus interest and fees) and included a plea agreement with the New Jersey Criminal Division of the DOJ in which the Company admitted to a single count of misdemeanor misbranding, a civil settlement with the DOJ, a state settlement encompassing 49 states (one state declined to participate due to the small amount of its potential recovery), and a release from each of these entities in favor of the Company related to the practices at issue in the terminated investigation.

Additionally, we entered into a CIA with the OIG. In exchange for agreeing to enter into the CIA, we received assurance that the OIG will not exercise its ability to permissively exclude the Company from doing business with the federal government. The CIA includes such requirements as enhanced training time, enhanced monitoring of certain functions, and annual reports to the OIG through an independent review organization. Activities that are traditionally covered by a CIA that are currently dormant at the Company will not trigger additional obligations or cost unless and until we decide to engage in those activities. Although our compliance activities increased under the CIA, we believe the terms to be reasonable and not unduly burdensome.

Par Pharmaceutical—Generic Products Division

Our strategy for our generic products division is to continue to differentiate ourselves by carefully choosing product opportunities with expected minimal competition. We target high-value, first-to-file or first-to-market product opportunities. By leveraging our expertise in research and development, manufacturing and distribution, and business development, we are able to effectively and efficiently pursue these opportunities and support our partners. Par is an attractive business partner because of our strong commercialization track record and presence in the generic trade.

Our top five generic products (budesonide, propafenone, lamotrigine, metoprolol succinate ER, and modafinil) accounted for approximately 41% of total consolidated revenues and a significant percentage of total consolidated gross margins for the six months ended June 30, 2013.

We began selling metoprolol succinate ER, a generic version of AstraZeneca’s Toprol XL®, in the fourth quarter of 2006 as the authorized generic distributor of the four stock keeping units (“SKUs”) (packaging sizes) of the product pursuant to a supply and distribution agreement with AstraZeneca. Our sales volume and unit price for metoprolol have been adversely impacted subsequent to each entry of a competitor’s SKU into the market. Additional competitors on any or all of the four SKUs will result in additional declines in sales volume and unit price, which will negatively impact our revenues and gross margins. We do not control the manufacturing of the product, and any disruption in supply due to manufacturing or transportation issues could also have a negative effect on our revenues and gross margins.

We began selling budesonide, the generic version of Entocort ® EC, in June 2011 as the authorized generic distributor pursuant to a supply and distribution agreement with AstraZeneca. We are one of two competitors in this market. We do not control the manufacturing of the product, and any disruption in supply due to manufacturing or transportation issues, as well as additional competition, could have a negative effect on our revenues and gross margins.

In October 2011, we acquired the rights to three products from Teva in connection with Teva’s acquisition of Cephalon. As part of this acquisition, we obtained the U.S. rights to market modafinil tablets, the generic version of Provigil®. Par began shipping all strengths of modafinil tablets in April 2012. Modafinil tablets were not previously marketed by Teva. We do not control the manufacturing of the product, and any disruption in supply due to manufacturing or transportation issues could also have a negative effect on our revenues and gross margins.

We began selling propafenone, the generic version of Rythmol® SR, in January 2011. We were awarded 180 days of marketing exclusivity for being the first to file an ANDA containing a paragraph IV certification for this product. We manufacture and distribute this product, and, as of June 30, 2013, we believe we were the single source generic supplier for this product. The market entry of any competition to this product will result in declines in sales volume and unit price, which would negatively impact our revenues and gross margins.

In January 2013, we launched lamotrigine, the generic version of Lamitctal® XR, upon FDA approval of our ANDA. We share profits with our development partner. We had one competitor in this market through June 30, 2013.

In addition, our investments in generic product development, including projects with development partners, are expected to yield new ANDA filings. These ANDA filings are expected to lead to product launches based on one or more of the following: expiry of the relevant 30-month stay period; patent expiry date; and expiry of regulatory exclusivity. However, such potential product launches may be delayed or may not occur due to various circumstances, including extended litigation, outstanding citizens petitions, other regulatory requirements set forth by the FDA, and stays of litigation. These ANDA filings would be significant mileposts for us, as we expect many of these potential products to be first-to-file/first-to-market opportunities with gross margins in excess of the average of our current portfolio. As of June 30, 2013, we or our strategic partners had approximately 76 ANDAs pending with the FDA, which included 31 first-to-file opportunities and three potential first-to-market product opportunities. No assurances can be given that we or any of our strategic partners will successfully complete the development of any of these potential products either under development or proposed for development, that regulatory approvals will be granted for any such product, that any approved product will be produced in commercial quantities or sold profitably.

Strativa Pharmaceuticals—Branded Products Division

For Strativa, in the near term we plan to continue to invest in the marketing and sales of our existing products (Nascobal® Nasal Spray and Megace® ES). In addition, in the longer term, we plan to continue to consider new strategic licenses and acquisitions to expand Strativa’s presence in supportive care and adjacent commercial areas.

In July 2005, we received FDA approval for our first NDA and began marketing Megace® ES (megestrol acetate) oral suspension. Megace® ES is indicated for the treatment of anorexia, cachexia or any unexplained significant weight loss in patients with a diagnosis of AIDS and utilizes the Megace® brand name that we have licensed from Bristol-Myers Squibb Company. We promoted Megace® ES as our primary brand product from 2005 through March 2009. With the acquisition of Nascobal® in March 2009, Strativa increased its sales force and turned its focus on marketing both products. In July 2011, we received a notice letter from a generic pharmaceutical manufacturer, advising that it has filed an ANDA with the FDA containing a Paragraph IV certification referencing Megace® ES, and we have subsequently received similar notices from two additional generic manufacturers. Megace® ES is protected by Alkermes Pharma Ireland Limited (Elan)’s U.S. Patents 6,592,903 and 7,101,576. We intend, in cooperation with Elan, to enforce Elan’s patents, which expire in 2020 and 2024, respectively, as appropriate.

As of January 31, 2013, we reduced our Strativa workforce by approximately 70 people in anticipation of entering into a settlement agreement terminating the DOJ’s investigation into Strativa’s sales and marketing practices of Megace® ES. In connection with the settlement, the Company entered into a corporate integrity agreement with the Office of Inspector General of the U.S. Department of Health & Human Services. We expect the sales decline trend for Megace® ES experienced over the last few years as a result of an increasingly difficult reimbursement climate to continue or accelerate as the effects of the reduction of product detailing after January 31, 2013 are experienced.

On March 31, 2009, we acquired the worldwide rights to Nascobal® (cyanocobalamin, USP) Nasal Spray from QOL Medical, LLC. As of January 31, 2013, our current brand field sales force of approximately 60 people are focusing the majority of their detailing efforts on Nascobal® Nasal Spray.

Other Considerations

Sales and gross margins of our products depend principally on (i) our ability to introduce new generic and brand products and the introduction of other generic and brand products in direct competition with our products; (ii) the ability of generic competitors to quickly enter the market after our relevant patent or exclusivity periods expire, or during our exclusivity periods with authorized generic products, diminishing the amount and duration of significant profits we generate from any one product; (iii) the pricing practices of competitors and the removal of competing products from the market; (iv) the continuation of our existing license, supply and distribution agreements and our ability to enter into new agreements; (v) the consolidation among distribution outlets through mergers, acquisitions and the formation of buying groups; (vi) the willingness of generic drug customers, including wholesale and retail customers, to switch among drugs of different generic pharmaceutical manufacturers; (vii) our ability to procure approval of ANDAs and NDAs and the timing and success of our future new product launches; (viii) our ability to obtain marketing exclusivity periods for our generic products; (ix) our ability to maintain patent protection of our brand products; (x) the extent of market penetration for our existing product line; (xi) customer satisfaction with the level, quality and amount of our customer service; and (xii) the market acceptance of our current branded products and the successful development and commercialization of any future in-licensed branded product pipeline.

Net sales and gross margins derived from generic pharmaceutical products often follow a pattern based on regulatory and competitive factors that we believe to be unique to the generic pharmaceutical industry. As the patent(s) for a brand name product and the related exclusivity period(s) expire, the first generic manufacturer to receive regulatory approval from the FDA for a generic equivalent of the product is often able to capture a substantial share of the market. At that time, however, the brand company may license the right to distribute an “authorized generic” product to a competing generic company. As additional generic manufacturers receive regulatory approvals for competing products, the market share and the price of those products have typically declined—often significantly—depending on several factors, including the number of competitors, the price of the brand product and the pricing strategy of the new competitors.

Net sales and gross margins derived from brand pharmaceutical products typically follow a different pattern. Sellers of brand pharmaceutical products benefit from years of being the exclusive supplier to the market due to patent protections for the brand products. The benefits include significantly higher gross margins relative to sellers of generic pharmaceutical products. However, commercializing brand pharmaceutical products is more costly than generic pharmaceutical products. Sellers of brand pharmaceutical products often have increased infrastructure costs relative to sellers of generic pharmaceutical products and make significant investments in the development and/or licensing of these products without a guarantee that these expenditures will result in the successful development or launch of brand products that will prove to be commercially successful. Selling brand products also tends to require greater sales and marketing expenses to create a market for the products than is necessary with respect to the sale of generic products. The patents protecting a brand product’s sales are also subject to attack by generic competitors. Specifically, after patent protections expire, or after a successful challenge to the patents protecting one of our brand products, generic products can be sold in the market at a significantly lower price than the branded version, and, where available, may be required or encouraged in preference to the branded version under third party reimbursement programs, or substituted by pharmacies for branded versions by law.

In addition to the substantial costs and uncertainty of product development, we typically incur significant legal costs in bringing certain generic products to market. Litigation concerning patents and proprietary rights is often protracted and expensive. Pharmaceutical companies with patented brand products routinely sue companies that seek approval to produce generic forms of their products for alleged patent infringement or other violations of intellectual property rights, which delays and may prevent the entry of such generic products into the market. In the case of an ANDA filed with a Paragraph IV certification, the overwhelming majority are subject to litigation by the brand company, because bringing suit triggers a 30-month statutory delay of FDA approval of the ANDA. Because the major portion of our current business involves the development, approval and sale of generic versions of brand products, many with a Paragraph IV certification, the threat of litigation, the outcome of which is inherently uncertain, is always present. Such litigation is often costly and time-consuming, and could result in a substantial delay in, or prevent, the introduction and/or marketing of our generic products, which could have a material adverse effect on our business, financial condition, prospects and results of operations.

Critical Accounting Policies and Use of Estimates

Critical accounting policies are those policies that are most important to the portrayal of our financial condition and results of operations, and require management’s most difficult, subjective and complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Our most critical accounting policies, as discussed below, pertain to revenue recognition and the determination of deductions from gross revenues, the determination of whether certain costs pertaining to our significant development and marketing agreements are to be capitalized or expensed as incurred, the valuation and assessment of impairment of goodwill and intangible assets and inventory valuation. In applying such policies, management often must use amounts that are based on its informed judgments and estimates. Because of the uncertainties inherent in these estimates, actual results could differ from the estimates used in applying the critical accounting policies. We are not aware of any likely events or circumstances that would result in different amounts being reported that would materially affect our financial condition or results of operations.

Revenue Recognition and Provisions for Deductions from Gross Revenues

We recognize revenues for product sales when title and risk of loss have transferred to our customers, when reliable estimates of rebates, chargebacks, returns and other adjustments can be made, and when collectability is reasonably assured. This is generally at the time products are received by the customers. We also review available trade inventory levels at certain large wholesalers to evaluate any potential excess supply levels in relation to expected demand. Upon recognizing revenue from sales, we record estimates for the following items that reduce gross revenues:

•	Chargebacks;

•	Rebates and incentive programs;

•	Product returns;

•	Cash discounts and other; and

•	Medicaid rebates.

The following table summarizes the activity for the year ended December 31, 2012 in the accounts affected by the estimated provisions described below, ($ in thousands):

	For the Year Ended December 31, 2012
	(Successor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	($20,688)	($442,245)	$—	(1)	$421,263	($41,670)
Rebates and incentive programs	(35,132)	(216,861)	(59)		192,626	(59,426)
Returns	(58,672)	(33,315)	1,602	(3)	22,323	(68,062)
Cash discounts and other	(28,672)	(148,771)	(809)		151,708	(26,544)

Total	($143,164)	($841,192)	$734		$787,920	($195,702)

Accrued liabilities (2)	($39,614)	($73,973)	$—		$71,425	($42,162)

The following table summarizes the activity for the six months ended June 30, 2013, in the accounts affected by the estimated provisions described below ($ amounts in thousands):

	Six months ended June 30, 2013
	(Successor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	($41,670)	($287,424)	$—	(1)	$279,334	($49,760)
Rebates and incentive programs	(59,426)	(126,921)	574		121,118	(64,655)
Returns	(68,062)	(24,683)	—		13,664	(79,081)
Cash discounts and other	(26,544)	(89,272)	—		80,236	(35,580)

Total	($195,702)	($528,300)	$574		$494,352	($229,076)

Accrued liabilities (2)	($42,162)	($34,461)	$—		$35,278	($41,345)

(1)	Unless specific in nature, the amount of provision or reversal of reserves related to prior periods for chargebacks is not determinable on a product or customer specific basis; however, based upon historical analysis and analysis of activity in subsequent periods, we believe that our chargeback estimates remain reasonable.

(2)	Includes amounts due to indirect customers for which no underlying accounts receivable exists and is principally comprised of Medicaid rebates and rebates due under other U.S. Government pricing programs, such as TriCare, and the Department of Veterans Affairs.
(3)	The amount principally represents the resolution of a customer dispute in the first quarter of 2012 regarding invalid deductions taken in prior years of approximately $1.6 million.

We sell our products directly to wholesalers, retail drug store chains, drug distributors, mail order pharmacies and other direct purchasers and customers that purchase products indirectly through the wholesalers, including independent pharmacies, non-warehousing retail drug store chains, managed health care providers and other indirect purchasers. We have entered into agreements at negotiated contract prices with those health care providers that purchase products through our wholesale customers at those contract prices. Chargeback credits are issued to wholesalers for the difference between our invoice price to the wholesaler and the contract price through which the product is resold to health care providers. The information that we consider when establishing our chargeback reserves includes contract and non-contract sales trends, average historical contract pricing, actual price changes, processing time lags and customer inventory information from our three largest wholesale customers. Our chargeback provision and related reserve vary with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventory.

Customer rebates and incentive programs are generally provided to customers as an incentive for the customers to continue carrying our products or replace competing products in their distribution channels with products sold by us. Rebate programs are based on a customer’s dollar purchases made during an applicable monthly, quarterly or annual period. We also provide indirect rebates, which are rebates paid to indirect customers that have purchased our products from a wholesaler under a contract with us. The incentive programs include stocking or trade show promotions where additional discounts may be given on a new product or certain existing products as an added incentive to stock our products. We may, from time to time, also provide price and/or volume incentives on new products that have multiple competitors and/or on existing products that confront new competition in order to attempt to secure or maintain a certain market share. The information that we consider when establishing our rebate and incentive program reserves are rebate agreements with and purchases by each customer, tracking and analysis of promotional offers, projected annual sales for customers with annual incentive programs, actual rebates and incentive payments made, processing time lags, and for indirect rebates, the level of inventory in the distribution channel that will be subject to indirect rebates. We do not provide incentives designed to increase shipments to our customers that we believe would result in out-of-the-ordinary course of business inventory for them. We regularly review and monitor estimated or actual customer inventory information at our three largest wholesale customers for our key products to ascertain whether customer inventories are in excess of ordinary course of business levels.

Pursuant to a drug rebate agreement with the Centers for Medicare and Medicaid Services, TriCare and similar supplemental agreements with various states, we provide a rebate on drugs dispensed under such government programs. We determine our estimate of the Medicaid rebate accrual primarily based on historical experience of claims submitted by the various states and any new information regarding changes in the Medicaid program that might impact our provision for Medicaid rebates. In determining the appropriate accrual amount, we consider historical payment rates; processing lag for outstanding claims and payments; and levels of inventory in the distribution channel. We review the accrual and assumptions on a quarterly basis against actual claims data to help ensure that the estimates made are reliable.

We accept returns of product according to the following criteria: (i) the product returns must be approved by authorized personnel with the lot number and expiration date accompanying any request and (ii) we generally will accept returns of products from any customer and will provide the customer with a credit memo for such returns if such products are returned between six months prior to, and 12 months following, such products’ expiration date. We record a provision for product returns based on historical experience, including actual rate of expired and damaged in-transit returns, average remaining shelf-lives of products sold, which generally range from 12 to 48 months, and estimated return dates. Additionally, we consider other factors when estimating our current period return provision, including levels of inventory in the distribution channel, significant market changes that may impact future expected returns, and actual product returns, and may record additional provisions for specific returns that it believes are not covered by the historical rates.

We offer cash discounts to our customers, generally 2% of the sales price, as an incentive for paying within invoice terms, which generally range from 30 to 90 days. We account for cash discounts by reducing accounts receivable by the full amount of the discounts that we expect our customers to take. In addition to the significant gross-to-net sales adjustments described above, we periodically make other sales adjustments. We generally account for these other gross-to-net adjustments by establishing an accrual in the amount equal to our estimate of the adjustments attributable to the sale.

We may at our discretion provide price adjustments due to various competitive factors, through shelf-stock adjustments on customers’ existing inventory levels. There are circumstances under which we may not provide price adjustments to certain customers as a matter of business strategy, and consequently may lose future sales volume to competitors and risk a greater level of sales returns on products that remain in the customer’s existing inventory.

As detailed above, we have the experience and access to relevant information that we believe are necessary to reasonably estimate the amounts of such deductions from gross revenues. Some of the assumptions we use for certain of these estimates are based on information received from third parties, such as wholesale customer inventories and market data, or other market factors beyond our control. The estimates that are most critical to the establishment of these reserves, and therefore, would have the largest impact if these estimates were not accurate, are estimates related to contract sales volumes, average contract pricing, customer inventories and return volumes. We regularly review the information related to these estimates and adjust our reserves accordingly, if and when actual experience differs from previous estimates. With the exception of the product returns allowance, the ending balances of accounts receivable reserves and allowances generally are processed during a two-month to four-month period.

Research and Development Agreements

We capitalize or expense amounts related to the development of new products and technologies through agreements with third parties based on our determination of our ability to recover in a reasonable period of time its cost from the estimated future cash flows anticipated to be generated pursuant to each agreement. Accordingly, amounts related to our funding of the research and development efforts of others or to the purchase of contractual rights to products that have not been approved by the FDA, and where we have no alternative future use for the product, are expensed and included in research and development costs. Amounts for contractual rights acquired by us to a process, product or other legal right having multiple or alternative future uses that support its realizability, as well as to an approved product, are capitalized and included in intangible assets on the consolidated balance sheets.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market value. We establish reserves for our inventory to reflect situations in which the cost of the inventory is not expected to be recovered. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life, remaining contractual terms of any supply and distribution agreements including authorized generic agreements, and current expected market conditions, including level of competition. We record provisions for inventory to cost of goods sold.

We capitalize costs associated with certain products prior to regulatory approval and product launch (“pre-launch inventories”) when it is reasonably certain that the pre-launch inventories will be saleable, based on management’s judgment of future commercial use and net realizable value. The determination to capitalize is made once we (or our third party development partners) have filed an ANDA that has been acknowledged by the FDA for containing sufficient information to allow the FDA to conduct their review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared. This determination is based on the particular facts and circumstances relating to the expected FDA approval of the generic drug product being considered, and accordingly, the time frame within which the determination is made varies from product to product. We could be required to expense previously capitalized costs related to pre-launch inventories upon a change in such judgment, due to a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential risk factors. If these risks were to materialize and the launch of such product were significantly delayed, we may have to write-off all or a portion of such pre-launch inventories and such amounts could be material. Should any launch be delayed, inventory write-offs may occur to the extent we are unable to recover the full value of our inventory investment. The recoverability of the cost of pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of anticipated product launches, including our expected number of competitors during the six-month period subsequent to any anticipated product launch.

Goodwill and Intangible Assets

We determine the estimated fair values of goodwill and intangible assets with definite and/or indefinite lives based on valuations performed by us at the time of their acquisition. In addition, the fair value of certain amounts paid to third parties related to the development of new products and technologies, as described above, are capitalized and included in intangible assets on the accompanying consolidated balance sheets.

Goodwill is reviewed for impairment annually, or when events or other changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Intangible assets are reviewed when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment of goodwill and indefinite-lived intangibles is determined to exist when the fair value is less than the carrying value of the net assets being tested. Impairment of definite-lived intangibles is determined to exist when undiscounted forecasted cash flows related to the assets are less than the carrying value of the assets being tested.

As discussed above with respect to determining an asset’s fair value, because this process involves management making certain estimates and because these estimates form the basis of the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates. The critical estimates include projected future cash flows related to subject product sales and related estimated costs, assumptions related to the time value of money and weighted average cost of capital, the market capitalization of our company, and the implied value of our business relative to similar companies and relative to acquisitions involving similar companies. For the intangible assets, the critical estimates include future projected prescriptions (demand), the operational execution of the related marketing and sales plans, the timing and operational execution of planned product launches, and the expected levels of competition in each product market.

During the period from January 1, 2012 to September 28, 2012 (Predecessor), we abandoned an in-process research and development project and exited the market of a commercial product both of which were acquired in the Anchen Acquisition and recorded a total corresponding intangible asset impairment of $5.7 million. As of October 1, 2012, Par performed its annual goodwill impairment assessment noting no impairment. No changes in business or other factors are known as of the December 31, 2012 balance sheet date that would necessitate an evaluation for impairment. As of December 31, 2012, we determined through our estimates that no other impairment of intangible assets existed. We will continue to assess the carrying value of our goodwill and intangible assets in accordance with applicable accounting guidance and may in the future conclude that impairments exist. Events that may lead to future conclusions of impairment include product recalls, product supply issues, additional competition, pricing pressures from customers, competitors or governmental agencies, and/or failure to execute on marketing and sales plans.

As a result of the Acquisition, we had goodwill of $851 million at December 31, 2012. In addition, intangible assets, net of accumulated amortization, totaled $1,376.0 million at December 31, 2012.

Contingencies and Legal Fees

We are subject to various patent litigations, product liability litigations, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Contingent accruals are recorded when we determine that a loss is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgment regarding future events. During the periods from January 1, 2012 to September 28, 2012 (Predecessor) and September 29, 2012 to December 31, 2012 (Successor), we accrued $45 million and $1 million, respectively, as management’s best estimate of potential loss related to a global settlement agreement with the DOJ that terminated an ongoing investigation into Strativa’s marketing of Megace® ES in the first quarter of 2013. During the period from September 29, 2012 to December 31, 2012 (Successor), we also accrued for a contingent liability of $9 million related to a patent litigation matter. During the three months ended June 30, 2013, we recorded an additional $3.3 million provision as we continue to periodically assess and estimate our remaining potential liability related to AWP matters.

Income Taxes

We prepare and file tax returns based on our interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. In the normal course of business, our tax returns are subject to examination by various taxing authorities, which may result in future tax, interest, and penalty assessments by these authorities. Inherent uncertainties exist in estimates of many tax positions due to changes in tax law resulting from legislation, regulation, and/or as concluded through the various jurisdictions’ tax court systems. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in our financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution. The amount of unrecognized tax benefits is adjusted for changes in facts and circumstances. For example, adjustments could result from significant amendments to existing tax law and the issuance of regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. We believe that our estimates for uncertain tax positions are appropriate and sufficient to pay assessments that may result from examinations of our tax returns. We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense.

We have recorded valuation allowances against certain of our deferred tax assets, primarily those that have been generated from certain state net operating losses in certain taxing jurisdictions. In evaluating whether we would more likely than not recover these deferred tax assets, we have not assumed any future taxable income or tax planning strategies in the jurisdictions associated with these carryforwards where history does not support such an assumption. Implementation of tax planning strategies to recover these deferred tax assets or future income generation in these jurisdictions could lead to the reversal of these valuation allowances and a reduction of income tax expense. When evaluating valuation allowances, management utilizes forecasted financial information.

We believe that our estimates for the uncertain tax positions and valuation allowances against the deferred tax assets are appropriate based on current facts and circumstances. A five percent change in the amount of the uncertain tax positions would result in a change in income from continuing operations of approximately $0.4 million. A five percent change in the amount of the valuation allowance would result in a change in income from continuing operations of approximately $0.3 million.

Use of Estimates in Reserves

We believe that our reserves, allowances and accruals for items that are deducted from gross revenues are reasonable and appropriate based on current facts and circumstances. It is possible however, that other parties applying reasonable judgment to the same facts and circumstances could develop different allowance and accrual amounts for items that are deducted from gross revenues. Additionally, changes in actual experience or changes in other qualitative factors could cause our allowances and accruals to fluctuate, particularly with newly launched or acquired products. We review the rates and amounts in our allowance and accrual estimates on a quarterly basis. If future estimated rates and amounts are significantly greater than those reflected in our recorded reserves, the resulting adjustments to those reserves would decrease our reported net revenues; conversely, if actual product returns, rebates and chargebacks are significantly less than those reflected in our recorded reserves, the resulting adjustments to those reserves would increase our reported net revenues. If we were to change our assumptions and estimates, our reserves would change, which would impact the net revenues that we report. We regularly review the information related to these estimates and adjust our reserves accordingly, if and when actual experience differs from previous estimates.

Use of Forecasted Financial Information in Accounting Estimates

The use of forecasted financial information is inherent in many of our accounting estimates, including determining the estimated fair value of goodwill and intangible assets, matching intangible amortization to underlying benefits (e.g. sales and cash inflows), establishing and evaluating inventory reserves, and evaluating the need for valuation allowances for deferred tax assets. Such forecasted financial information is based on numerous assumptions, including:

•	our ability to achieve, and the timing of, FDA approval for pipeline products;

•	our ability to successfully commercialize products in a highly competitive marketplace;

•

the competitive landscape—including the number of competitors for a product at its introduction to the market and throughout its product lifecycle and the impact of such competition on both sales volume and price;

•	our market share and our competitors’ market share;

•

our ability to execute and maintain agreements related to contract-manufactured products (which are manufactured for us by third-parties under contract) and licensed products (which are licensed to us from third-party development partners);

•	the ability of our third party partners and suppliers to adequately perform their contractual obligations;

•	our ability to maintain adequate product supply to meet market demand;

•	the reimbursement landscape and its impact on pricing power; and

•	the product lifecycle for generic products and for branded products is for a weighted average period of approximately seven years.

We believe that our financial forecasts are reasonable and appropriate based upon current facts and circumstances. It is possible however, that other parties applying reasonable judgment to the same facts and circumstances could develop different forecasts and that the application of those forecasts could result in different valuations of certain assets on our balance sheet. Additionally, differences in actual experience versus forecasted experience could cause our valuations of certain assets to fluctuate. These differences may be more prevalent in products that are newly launched, products that are newly acquired, and products that are at the end of their lifecycles or remaining contractual terms of any supply and distribution agreements including authorized generic agreements. We regularly review the information related to these forecasts and adjust the carrying amounts of the applicable assets accordingly, if and when actual results differ from previous estimates.

Results of Operations

Comparison of Three and Six Months Ended June 30, 2013 and 2012

Results of operations, including segment net revenues, segment gross margin and segment operating loss information for our Par generic products segment and our Strativa branded products segment, consisted of the following:

Revenues

Total revenues of our top selling products were as follows:

	Three months ended			Six months ended
($ amounts in thousands)	June 30, 2013	June 30, 2012	$ Change	June 30, 2013	June 30, 2012	$ Change
	(Successor)	(Predecessor)		(Successor)	(Predecessor)
Product
Par Pharmaceutical
Budesonide (Entocort® EC)	$45,027	$33,513	$11,514	$95,430	$71,497	$23,933
Propafenone (Rythmol SR®)	17,337	17,888	(551)	34,496	36,980	(2,484)
Metoprolol succinate ER (Toprol-XL®)	13,527	48,953	(35,426)	32,929	110,718	(77,789)
Bupropion ER (Wellbutrin®)	11,565	12,010	(445)	19,817	23,364	(3,547)
Lamotrigine (Lamictal XR®)	10,535	—	10,535	30,646	—	30,646
Modafinil (Provigil®)	5,436	57,484	(52,048)	22,755	57,484	(34,729)
Other	103,492	96,466	7,026	236,870	212,044	24,826
Other product related revenues	8,196	6,795	1,401	14,974	12,189	2,785

Total Par Pharmaceutical Revenues	$215,115	$273,109	$(57,994)	$487,917	$524,276	$(36,359)

Strativa
Megace® ES	$11,018	$14,212	$(3,194)	$21,553	$26,390	$(4,837)
Nascobal® Nasal Spray	6,801	5,380	1,421	13,003	11,312	1,691
Other	(236)	(109)	(127)	(479)	131	(610)
Other product related revenues	971	1,741	(770)	1,871	3,696	(1,825)

Total Strativa Revenues	$18,554	$21,224	$(2,670)	$35,948	$41,529	$(5,581)

	Three months ended
					Percentage of Total Revenues
($ in thousands)	June 30, 2013	June 30, 2012	$ Change	% Change	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)			(Successor)	(Predecessor)
Revenues:
Par Pharmaceutical	$215,115	$273,109	$(57,994)	(21.2)%	92.1%	92.8%
Strativa	18,554	21,224	(2,670)	(12.6)%	7.9%	7.2%

Total revenues	$233,669	$294,333	$(60,664)	(20.6)%	100.0%	100.0%

	Six months ended
	June 30, 2013	June 30, 2012	$ Change	% Change	Percentage of Total Revenues
($ in thousands)					June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)			(Successor)	(Predecessor)
Revenues:
Par Pharmaceutical	$487,917	$524,276	$(36,359)	(6.9)%	93.1%	92.7%
Strativa	35,948	41,529	(5,581)	(13.4)%	6.9%	7.3%

Total revenues	$523,865	$565,805	$(41,940)	(7.4)%	100.0%	100.0%

Par Pharmaceutical:

The decrease in generic segment revenues in the second quarter of 2013 was primarily due to the non-recurrence of prior year launch volumes for modafinil, which launched in April 2012 and experienced significant competition at the end of the exclusivity period, coupled with on-going competition on all SKUs (packaging sizes) of metoprolol succinate ER. Competition for both of these products had negative impacts on both price and volume. We expect revenues to continue to decline in the future as competition increases in these markets.

The decreases noted above in the second quarter of 2013 were tempered by:

•	Increase in budesonide revenues, which benefited from a competitor’s supply issues.

•	The launch of lamotrigine in January 2013 coupled with a competitor exiting the market in the second quarter of 2013 due to FDA compliance issues.

•

The net increase in “Other” is mainly driven by the products acquired from the Watson and Actavis merger in November 2012, primarily diltiazem, fentanyl patch, and morphine, coupled with the launch of fluvoxamine maleate ER in first quarter of 2013, the launch of candesartan in fourth quarter of 2012, tempered by decreased revenues in other products, primarily sumatriptan.

The decrease in generic segment revenues in the six months ended June 30, 2013 was primarily due to on-going competition on all SKUs (packaging sizes) of metoprolol succinate ER coupled with the non-recurrence of prior year launch volumes for modafinil, which also had significant competition at the end of the exclusivity period.

The decreases noted above in the six months ended June 30, 2013 were tempered by:

•	The launch of lamotrigine in January 2013 coupled with a competitor exiting the market in the second quarter of 2013 due to FDA compliance issues.

•	Increase in budesonide revenues, which benefited from a competitor’s supply issues.

•

The net increase in “Other” is mainly driven by the launch of rizatriptan in January 2013, products acquired from the Watson and Actavis merger in November 2012, primarily diltiazem, fentanyl patch, and morphine, coupled with the launch of fluvoxamine maleate ER in first quarter of 2013, the launch of candesartan in fourth quarter of 2012, tempered by decreased revenues in other products, primarily sumatriptan.

Net sales of contract-manufactured products (which are manufactured for us by third parties under contract) and licensed products (which are licensed to us from third-party development partners and also are generally manufactured by third parties) comprised a significant percentage of our total product revenues for the six months ended June 30, 2013 and for 2012. The significance of the percentage of our product revenues is primarily driven by the launches of products like rizatriptan, modafinil, budesonide and metoprolol succinate ER. We are substantially dependent upon contract-manufactured and licensed products for our overall sales, and any inability by our suppliers to meet demand could adversely affect our future sales.

Strativa:

The decrease in the Strativa segment revenues in the second quarter of 2013 as compared to the second quarter of 2012 was primarily due to a net sales decline of Megace® ES primarily as a result of decreased volume. The decreases were partially offset by the continued growth of Nascobal® due to better pricing.

The decrease in the Strativa segment revenues in the six months ended June 30, 2013 as compared to the same period of 2012 was primarily due to a net sales decline of Megace® ES primarily as a result of decreased volume and a decrease in royalties earned from milestone payments pertaining to an agreement with Optimer related to fidaxomicin. The decreases were partially offset by the continued growth of Nascobal® due to better pricing.

Gross Revenues to Total Revenues Deductions

Generic drug pricing at the wholesale level can create significant differences between our invoice price and net selling price. Wholesale customers purchase product from us at invoice price, then resell the product to specific healthcare providers on the basis of prices negotiated between us and the providers. The difference between the wholesalers’ purchase price and the typically lower healthcare providers’ purchase price is refunded to the wholesalers through a chargeback credit. We record estimates for these chargebacks as well as sales returns, rebates and incentive programs, and the sales allowances for all our customers at the time of sale as deductions from gross revenues, with corresponding adjustments to our accounts receivable reserves and allowances.

We have the experience and the access to relevant information that we believe necessary to reasonably estimate the amounts of such deductions from gross revenues. Some of the assumptions we use for certain of our estimates are based on information received from third parties, such as wholesale customer inventory data and market data, or other market factors beyond our control. The estimates that are most critical to the establishment of these reserves, and therefore would have the largest impact if these estimates were not accurate, are estimates related to expected contract sales volumes, average contract pricing, customer inventories and return levels. We regularly review the information related to these estimates and adjust our reserves accordingly if and when actual experience differs from previous estimates. With the exception of the product returns allowance, the ending balances of account receivable reserves and allowances generally are eliminated during a two-month to four-month period, on average.

We recognize revenue for product sales when title and risk of loss have transferred to our customers and when collectability is reasonably assured. This is generally at the time that products are received by the customers. Upon recognizing revenue from a sale, we record estimates for chargebacks, rebates and incentives, returns, cash discounts and other sales reserves that reduce accounts receivable.

Our gross revenues for the six month periods ended June 30, 2013 and 2012 before deductions for chargebacks, rebates and incentive programs (including rebates paid under federal and state government Medicaid drug reimbursement programs), sales returns and other sales allowances were as follows:

	Six months ended
($ thousands)	June 30, 2013	Percentage of Gross Revenues	June 30, 2012	Percentage of Gross Revenues
	(Successor)		(Predecessor)
Gross revenues	$1,086,052		$967,538

Chargebacks	(287,424)	26.5%	(205,290)	21.2%
Rebates and incentive programs	(126,347)	11.6%	(96,940)	10.0%
Returns	(24,683)	2.3%	(13,760)	1.4%
Cash discounts and other	(89,272)	8.2%	(58,834)	6.1%

Medicaid rebates and rebates due under other US Government pricing programs	(34,461)	3.2%	(26,909)	2.8%

Total deductions	(562,187)	51.8%	(401,733)	41.5%

Total revenues	$523,865	48.2%	$565,805	58.5%

The total gross-to-net adjustments as a percentage of gross revenues increased for the six months ended June 30, 2013 compared to the six months ended June 30, 2012 primarily due to:

•	Chargebacks: the increase was primarily driven by the impact of higher chargeback rates for modafinil, divalproex and other products due to competitive factors in each of the related markets.

•	Rebates and incentive programs: the increase was primarily driven by product mix and new incentive activities, mainly for metoprolol and modafinil.

•

Returns: the increase in the rate was primarily driven by the non-recurrence of lower than expected metoprolol and sumatriptan returns in the prior year coupled with increased sales volume of products with lower than average return rates in the prior year period. The percentage of gross revenues for the six months ended June 30, 2013 represents a return to historical return levels.

•

Cash discounts and other: the increase in rate was primarily due to a pricing adjustments for products that had competitive changes in their respective markets, primarily modafinil, divalproex, and rizatriptan.

•

Medicaid rebates and rebates due under other U.S. Government pricing programs: increase was primarily due to higher expense for the “donut hole” (a 50% discount on cost for certain Medicare Part D beneficiaries for certain drugs purchased during the Part D Medicare coverage gap) in the six months ended June 30, 2013 as compared to the prior year period.

The following tables summarize the activity for the six months ended June 30, 2013 and June 30, 2012 in the accounts affected by the estimated provisions described above ($ amounts in thousands):

	Six months ended June 30, 2013
	(Successor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$(41,670)	$(287,424)	$—	(1)	$279,334	$(49,760)
Rebates and incentive programs	(59,426)	(126,921)	574		121,118	(64,655)
Returns	(68,062)	(24,683)	—		13,664	(79,081)
Cash discounts and other	(26,544)	(89,272)	—		80,236	(35,580)

Total	$(195,702)	$(528,300)	$574		$494,352	$(229,076)

Accrued liabilities (2)	$(42,162)	$(34,461)	$—		$35,278	$(41,345)

	Six months ended June 30, 2012
	(Predecessor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$(20,688)	$(205,290)	$—	(1)	$197,280	$(28,698)
Rebates and incentive programs	(35,132)	(96,881)	(59)		87,248	(44,824)
Returns	(58,672)	(15,362)	1,602	(3)	12,026	(60,406)
Cash discounts and other	(28,672)	(58,025)	(809)		66,401	(21,105)

Total	$(143,164)	$(375,558)	$734		$362,955	$(155,033)

Accrued liabilities (2)	$(39,614)	$(26,909)	$—		$38,055	$(28,468)

(1)	Unless specific in nature, the amount of provision or reversal of reserves related to prior periods for chargebacks is not determinable on a product or customer specific basis; however, based upon historical analysis and analysis of activity in subsequent periods, we believe that our chargeback estimates remain reasonable.
(2)	Includes amounts due to indirect customers for which no underlying accounts receivable exists and is principally comprised of Medicaid rebates and rebates due under other U.S. Government pricing programs, such as TriCare, and the Department of Veterans Affairs.
(3)	The amount principally represents the resolution of a customer dispute in the first quarter of 2012 regarding invalid deductions taken in prior years of approximately $1,600 thousand.

Use of Estimates in Reserves

We believe that our reserves, allowances and accruals for items that are deducted from gross revenues are reasonable and appropriate based on current facts and circumstances. It is possible however, that other parties applying reasonable judgment to the same facts and circumstances could develop different allowance and accrual amounts for items that are deducted from gross revenues. Additionally, changes in actual experience or changes in other qualitative factors could cause our allowances and accruals to fluctuate, particularly with newly launched or acquired products. We review the rates and amounts in our allowance and accrual estimates on a quarterly basis. If future estimated rates and amounts are significantly greater than those reflected in our recorded reserves, the resulting adjustments to those reserves would decrease our reported net revenues; conversely, if actual product returns, rebates and chargebacks are significantly less than those reflected in our recorded reserves, the resulting adjustments to those reserves would increase our reported net revenues. If we were to change our assumptions and estimates, our reserves would change, which would impact the net revenues that we report. We regularly review the information related to these estimates and adjust our reserves accordingly, if and when actual experience differs from previous estimates.

Gross Margin

	Three months ended
	June 30, 2013	June 30, 2012	$ Change	Percentage of Total Revenues
($ in thousands)				June 30, 2013	June 30, 2012

	(Successor)	(Predecessor)		(Successor)	(Predecessor)
Gross margin:
Par Pharmaceutical	$46,301	$127,121	$(80,820)	21.5%	46.5%
Strativa	12,599	16,033	(3,434)	67.9%	75.5%

Total gross margin	$58,900	$143,154	$(84,254)	25.2%	48.6%

The decrease in Par Pharmaceutical gross margin dollars for the three months ended June 30, 2013 as compared to the prior year period was primarily due to increased amortization of intangible assets associated with the Acquisition coupled with the revenue decline of modafinil.

Strativa gross margin dollars decreased for the three months ended June 30, 2013, primarily due to increased amortization of intangible assets associated with the Acquisition coupled with the revenue decline of Megace® ES.

	Six months ended
	June 30, 2013	June 30, 2012	$ Change	Percentage of Total Revenues
($ in thousands)				June 30, 2013	June 30, 2012

	(Successor)	(Predecessor)		(Successor)	(Predecessor)
Gross margin:
Par Pharmaceutical	$105,996	$209,571	$(103,575)	21.7%	40.0%
Strativa	24,348	31,429	(7,081)	67.7%	75.7%

Total gross margin	$130,344	$241,000	$(110,656)	24.9%	42.6%

The decrease in Par Pharmaceutical gross margin dollars for the six months ended June 30, 2013 as compared to the prior year period was primarily due to increased amortization of intangible assets associated with the Acquisition coupled with the revenue decline of modafinil tempered by the launch of lamotrigine in January 2013.

Strativa gross margin dollars decreased for the six months ended June 30, 2013, primarily due to increased amortization of intangible assets associated with the Acquisition coupled with the revenue decline of Megace® ES and a decrease in royalties earned from milestone payments pertaining to an agreement with Optimer related to fidaxomicin.

Operating Expenses

Research and Development

	Three months ended
					Percentage of Total Revenues
($ in thousands)	June 30, 2013	June 30, 2012	$ Change	% Change	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)			(Successor)	(Predecessor)
Research and development:
Par Pharmaceutical	$25,463	$20,032	$5,431	27.1%	11.8%	7.3%
Strativa	348	684	(336)	(49.1)%	1.9%	3.2%

Total research and development	$25,811	$20,716	$5,095	24.6%	11.0%	7.0%

Par Pharmaceutical:

The increase in Par Pharmaceutical research and development expense for the three month period ended June 30, 2013 is driven by:

•	a $2.9 million increase in biostudy, clinical trial and material costs related to ongoing internal development of generic products; and,

•	a net $2.3 million increase in outside development costs driven by milestone payments under existing product development agreements.

Strativa:

Strativa research and development principally reflects FDA filing fees for the three months ended June 30, 2013 and June 30, 2012.

	Six months ended
					Percentage of Total Revenues
($ in thousands)	June 30, 2013	June 30, 2012	$ Change	% Change	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)			(Successor)	(Predecessor)
Research and development:
Par Pharmaceutical	$45,448	$49,683	$(4,235)	(8.5)%	9.3%	9.5%
Strativa	587	933	(346)	(37.1)%	1.6%	2.2%

Total research and development	$46,035	$50,616	$(4,581)	(9.1)%	8.8%	8.9%

Par Pharmaceutical:

The decrease in Par Pharmaceutical research and development expense for the six month period ended June 30, 2013 is driven by:

•

a net $7.5 million decrease in outside development costs primarily driven by the non-recurrence of an upfront payment for an exclusive acquisition and license agreement coupled with milestone payments under existing product development agreements; tempered by,

•	a $2.3 million increase in biostudy, clinical trial and material costs related to ongoing internal development of generic products.

Strativa:

Strativa research and development principally reflects FDA filing fees for the six months ended June 30, 2013 and June 30, 2012.

Selling, General and Administrative Expenses

	Three months ended
					Percentage of Total Revenues
($ in thousands)	June 30, 2013	June 30, 2012	$ Change	% Change	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)			(Successor)	(Predecessor)
Selling, general and administrative:
Par Pharmaceutical	$27,412	$25,681	$1,731	6.7%	12.7%	9.4%
Strativa	9,410	13,986	(4,576)	(32.7)%	50.7%	65.9%

Total selling, general and administrative	$36,822	$39,667	$(2,845)	(7.2)%	15.8%	13.5%

The net decrease in selling, general and administrative expenditures for the three month period ended June 30, 2013 principally reflects:

•	a $4.6 million reduction in direct Strativa selling costs driven by a 70 person reduction of headcount; tempered by,

•	$0.5 million of management fees associated with the Acquisition; and

•	$0.5 million of increased depreciation related to the purchase price allocations related to property, plant and equipment resulting from the Acquisition.

	Six months ended
					Percentage of Total Revenues
($ in thousands)	June 30, 2013	June 30, 2012	$ Change	% Change	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)			(Successor)	(Predecessor)
Selling, general and administrative:
Par Pharmaceutical	$57,418	$52,431	$4,987	9.5%	11.8%	10.0%
Strativa	20,199	29,395	(9,196)	(31.3)%	56.2%	70.8%

Total selling, general and administrative	$77,617	$81,826	$(4,209)	(5.1)%	14.8%	14.5%

The net decrease in selling, general and administrative expenditures for the six month period ended June 30, 2013 principally reflects:

•	a $8.5 million reduction in direct Strativa selling costs driven by a 70 person reduction of headcount;

•	a $2.7 million decrease in share-based compensation expense; tempered by,

•	$1.2 million of higher legal expenses primarily due to increased ANDA related activities;

•	$1.4 million of costs associated with the refinancing of our Term Loan Facility and repricing of our Revolving Facility completed during the three months ended March 31, 2013;

•	$1.4 million of management fees associated with the Acquisition; and

•	$0.9 million of increased depreciation related to the purchase price allocations related to property, plant and equipment resulting from the Acquisition.

Intangible Assets Impairment

	Three months ended		Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Intangible asset impairment	$466	$—	$466	$2,000

During the three months ended June 30, 2013, we recorded an intangible asset impairment of $0.5 million related to competitive factors for a product that had been acquired with the divested products from the Watson and Actavis merger.

During the three months ended March 31, 2012, we abandoned an in-process research and development project acquired in the Anchen Acquisition and recorded a corresponding intangible asset impairment of $2 million.

Settlements and Loss Contingencies, net

	Three months ended		Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Settlements and loss contingencies, net	$3,300	$—	$3,300	$45,000

During the three months ended June 30, 2013, we recorded an incremental provision of $3.3 million related to AWP litigation claims. Refer to “Note 17—Commitments, Contingencies and Other Matters” in our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

During the three months ended March 31, 2012, we recorded a provision of $45 million as management’s estimate of loss related to a global settlement with respect to an inquiry by the DOJ into our promotional practices in the sales and marketing of Megace® ES.

Restructuring costs

($ amounts in thousands)

Restructuring Activities	Initial Charge	Cash Payments	Non-Cash Charge Related to Inventory and/or Intangible Assets	Reversals, Reclass or Transfers	Liabilities at June 30, 2013
Severance and employee benefits to be paid in cash	$1,413	$(906)	$—	$(4)	$503
Asset impairments and other	403	—	(403)	—	—

Total restructuring costs line item	$1,816	$(906)	$(403)	$(4)	$503

In January 2013, we initiated a restructuring of Strativa, our branded pharmaceuticals division, in anticipation of entering into a settlement agreement and corporate integrity agreement that terminated the U.S DOJ’s ongoing investigation of Strativa’s marketing of Megace® ES. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. The remaining Strativa sales force has been reorganized into a single sales team of approximately 60 professionals who will focus their marketing efforts principally on Nascobal® Nasal Spray. In connection with these actions, we incurred expenses for severance and other employee-related costs as well as the termination of certain contracts.

Operating (Loss) Income

	Three months ended
($ in thousands)	June 30, 2013	June 30, 2012	$ Change
	(Successor)	(Predecessor)
Operating income (loss):
Par Pharmaceutical	$(10,341)	$81,408	$(91,749)
Strativa	2,842	1,363	1,479

Total operating income	$(7,499)	$82,771	$(90,270)

For the three months ended June 30, 2013, the decrease in our operating income as compared to prior year was primarily due to a decrease in Par Pharmaceutical gross margin and increased amortization of intangible assets associated with the Acquisition.

	Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	$ Change
	(Successor)	(Predecessor)
Operating income (loss):
Par Pharmaceutical	$(817)	$105,456	$(106,273)
Strativa	1,927	(43,898)	45,825

Total operating income (loss)	$1,110	$61,558	$(60,448)

For the six months ended June 30, 2013, the decrease in our operating income as compared to prior year was primarily due to a decrease in Par Pharmaceutical gross margin and increased amortization of intangible assets associated with the Acquisition, tempered by the non-recurrence of an accrual of $45 million during the three months ended March 31, 2012 related to the DOJ investigation.

Interest Income

	Three months ended		Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Interest income	$20	$140	$56	$276

Interest income principally includes interest income derived from money market and other short-term investments.

Interest Expense

	Three months ended		Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Interest expense	$(23,612)	$(3,069)	$(47,648)	$(6,163)

To finance the Acquisition, the Sponsor arranged for an offering of the outstanding notes and for financing under the Senior Credit Facilities. Upon the consummation of the Acquisition, we assumed the obligations of Merger Sub under the outstanding notes and the related purchase agreement and entered into the related indenture and the Registration Rights Agreement relating to the outstanding notes. The proceeds from the outstanding notes offering, together with the proceeds of the Senior Credit Facilities among other sources were used to fund the consummation of the Acquisition and other uses of funds. The outstanding balance of the Term Loan Facility that is part of the Senior Credit Facilities was $1,061 million at June 30, 2013. Interest expense for the three and six month period ended June 30, 2013 is principally comprised of interest related to the outstanding notes and the Senior Credit Facilities.

In connection with the Anchen Acquisition, we entered into a credit agreement (the “Predecessor Credit Agreement”) with a syndicate of banks to provide senior credit facilities comprised of a five-year term loan facility in an initial aggregate principal amount of $350 million and a five-year revolving credit facility in an initial amount of $100 million. Interest expense for the three and six month period ended June 30, 2012 is principally comprised of interest on such term loan. The Predecessor Credit Agreement was extinguished on September 28, 2012 in connection with the Acquisition.

Loss on Debt Extinguishment

	Three months ended		Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Loss on debt extinguishment	$—	$—	$(7,335)	$—

During the three months ended March 31, 2013, we refinanced our Term Loan Facility. As a result, $5.9 million of existing deferred financing costs and a portion of the related $10.5 million soft call premium were recorded as a loss on debt extinguishment for the portion of the associated transactions that were classified as extinguishment of debt.

Income Taxes

	Three months ended		Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Provision (benefit) for income taxes	$(9,300)	$28,565	$(17,280)	$33,117
Effective tax rate	30%	36%	32%	59%

The income tax provision (benefit) was based on the applicable federal and state tax rates for those periods (see “Note 13—Income Taxes” to our unaudited consolidated financial statements included elsewhere in this prospectus). The effective tax rate for the three months ended June 30, 2013 and for the three months ended June 30, 2012 reflects our non-deductible portion of the annual pharmaceutical manufacturers’ fee under the Patient Protection and Affordable Care Act, offset by benefits for deductions specific to U.S. domestic manufacturing companies.

The effective tax rate for the six months ended June 30, 2013 reflects our non-deductible portion of the annual pharmaceutical manufacturers’ fee under the Patient Protection and Affordable Care Act, offset by benefit for tax deductions specific to U.S. domestic manufacturing companies and our recording of the benefit for the 2012 research and development credit. The research and development tax credit was retroactively reinstated by Congress in the American Taxpayer Relief Act in January 2013. The effective tax rate for the six months ended June 30, 2012 reflects our estimate of the portion of loss contingencies which may not be tax deductible and by non-deductibility of our portion of the annual pharmaceutical manufacturer fee under the Patient Protection and Affordable Care Act, offset by benefit for tax deductions specific to U.S. domestic manufacturing companies. For purposes of determining our tax provision for the six months ended June 30, 2012, a certain litigation matter was treated as a discreet event under the provisions of ASC 740, Income Taxes.

Comparison of the Years Ended December 31, 2012, 2011 and 2010

Results of operations, including segment net revenues, segment gross margin and segment operating income (loss) information for our Par Pharmaceutical generic products segment and our Strativa branded products segment are detailed below. Additionally, we have prepared discussion and analysis of the combination of the periods (a) September 29, 2012 to December 31, 2012 (Successor), and (b) January 1, 2012 to September 28, 2012 (Predecessor), on a pro forma basis (labeled “Total”) for purposes of comparison with 2011:

Revenues (pro forma basis Total 2012 compared to 2011)

Total revenues of our top selling products were as follows ($ amounts in thousands):

Product	For the Period		For the Year Ended		$ Change
	September 29, 2012 to	January 1, 2012 to	December 31,
	December 31, 2012	September 28, 2012	2012	2011
	(Successor)	(Predecessor)	(Total)	(Predecessor)
Par Pharmaceutical
Metoprolol succinate ER (Toprol-XL®)	$31,287	$154,216	$185,503	$250,995	($65,492)
Budesonide (Entocort® EC)	36,710	103,762	140,472	70,016	70,456
Modafinil (Provigil®)	16,956	88,831	105,787	—	105,787
Propafenone (Rythmol SR®)	19,623	53,825	73,448	69,835	3,613
Chlorpheniramine/Hydrocodone (Tussionex®)	17,403	30,706	48,109	39,481	8,628
Sumatriptan succinate injection (Imitrex®)	1,884	36,004	37,888	64,068	(26,180)
Other	95,298	257,430	352,728	310,220	42,508
Other product related revenues	8,151	18,586	26,737	29,977	(3,240)

Total Par Pharmaceutical Revenues	$227,312	$743,360	$970,672	$834,592	$136,080

Strativa
Megace® ES	$10,910	$38,322	$49,232	$58,172	($8,940)
Nascobal® Nasal Spray	7,138	17,571	24,709	21,399	3,310
Other branded	130	130	260	3,309	(3,049)
Other product related revenues	649	4,485	5,134	8,666	(3,532)

Total Strativa Revenues	$18,827	$60,508	$79,335	$91,546	($12,211)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2012
	(Successor)	(Predecessor)	TOTAL
Revenues:
Par Pharmaceutical	$227,312	$743,360	$970,672
Strativa	18,827	60,508	79,335

Total revenues	$246,139	$803,868	$1,050,007

	For the Years Ended December 31,
					Percentage of Total Revenues
	2012	2011	$ Change	% Change	2012	2011
	(Total)	(Predecessor)
Revenues:
Par Pharmaceutical	$970,672	$834,592	$136,080	16.3%	92.4%	90.1%
Strativa	79,335	91,546	(12,211)	(13.3%)	7.6%	9.9%

Total revenues	$1,050,007	$926,138	$123,869	13.4%	100.0%	100.0%

Par Pharmaceutical:

Successor—September 29, 2012 to December 31, 2012

Revenues for the Successor period from September 29, 2012 to December 31, 2012 were driven by the products disclosed in the table above. On a comparative basis to the fourth quarter of 2011, revenues increased by $0.4 million mainly due to the launch of modafinil in April 2012 coupled with bupropion ER revenues (included in “Other” above), which was acquired in the Anchen Acquisition on November 17, 2011 and by the products acquired from Watson and Actavis in connection with their merger, including morphine, diltiazem and fentanyl patch (included in “Other” above), which we began distributing in the fourth quarter of 2012. These increases were tempered by a decline in metoprolol succinate ER revenue as a result of greater competition, a decline in sumatriptan revenue as our existing inventory was depleted due to the expiration of our supply agreement with GlaxoSmithKline in November 2011, coupled with a decline in revenue for omeprazole (included in “Other” above) due to our withdrawal from this market in September 2012 following an unfavorable court decision.

Predecessor—January 1, 2012 to September 28, 2012

Revenues for the Predecessor period from January 1, 2012 to September 28, 2012 were driven by the products disclosed in the table above. On a comparative basis to the nine months ended September 30, 2011, revenues increased by $135.7 million mainly due to the launches of modafinil in April 2012, budesonide in June 2011, olanzapine and fentanyl citrate in October 2011 (both included in “Other” above), coupled with revenues from the products acquired in the Anchen Acquisition on November 17, 2011, primarily bupropion ER, zolpidem and divalproex ER (all included in “Other” above); and increased market share for chlorpheniramine/hydrocodone due to lower than expected competition. These increases were tempered by competition on all SKUs of metoprolol succinate ER and lower sumatriptan revenues as our existing inventory was depleted due to the expiration of our supply agreement with GlaxoSmithKline in November 2011.

Total 2012

The increase in generic segment revenues in 2012 was primarily due to the launches of modafinil in April 2012, budesonide in June 2011, olanzapine and fentanyl citrate in October 2011 (both included in “Other” above), coupled with revenues from the products acquired in the Anchen Acquisition on November 17, 2011, primarily bupropion ER, zolpidem and divalproex ER (all included in “Other” above); and increased market share for chlorpheniramine/hydrocodone due to lower than expected competition. Also, 2012 generic segment revenues were increased by the products acquired from Watson and Actavis in connection with their merger, including morphine, diltiazem and fentanyl patch (included in “Other” above), which we began distributing in the fourth quarter of 2012.

The 2012 revenue increase above were tempered by:

•	On-going competition on all SKUs of metoprolol succinate ER. We expect metoprolol revenues to continue to decline in the future as competition increases in this market;

•	Revenues for amlodipine and benazepril HCl (included in “Other” above), which launched in January 2011, decreased by $29.5 million as competition increased in 2012;

•	Revenues for sumatriptan decreased as our existing inventory was depleted. Our supply agreement with GlaxoSmithKline expired in November 2011 and we have not secured a new supply of this product;

•	Revenues for dronabinol (included in “Other” above) decreased by $7.9 million as competition increased in 2012;

•	Revenues for omeprazole (included in “Other” above) decreased by $7.1 million due to our withdrawal from this market in September 2012 following an unfavorable court decision;

•

In April 2011, the manufacturer of clonidine decided to discontinue manufacturing clonidine and the product was voluntarily withdrawn from the distribution channel. Because of these events, Par did not market clonidine in 2012, which resulted in a decrease of revenue of $5.6 million (included in “Other” above); and

•	Revenues for tramadol ER (included in “Other” above) decreased by $5.4 million as competition increased in 2012.

Net sales of contract-manufactured products (which are manufactured for us by third parties under contract) and licensed products (which are licensed to us from third-party development partners and also are generally manufactured by third parties) comprised a significant percentage of our total product revenues for 2012 and for 2011. The percentage increase of our product revenues in 2012 from 2011 was primarily driven by the launch of modafinil in April 2012 and increased revenues of budesonide, tempered by increased revenues for products acquired in the Anchen Acquisition, primarily bupropion ER, zolpidem and divalproex ER, and a reduction in metoprolol revenue. We are substantially dependent upon contract-manufactured and licensed products for our overall sales, and any inability by our suppliers to meet demand could adversely affect our future sales.

Strativa:

Successor—September 29, 2012 to December 31, 2012

Revenues for the Successor period from September 29, 2012 to December 31, 2012 were driven by Megace® ES and Nascobal® Nasal Spray as disclosed in the table above. On a comparative basis to the fourth quarter of 2011, revenues decrease by $7.9 million mainly due to a net sales decline of Megace® ES primarily as a result of decreased volume coupled with a decrease in average net selling price and a decrease in royalties earned from milestone payments pertaining to an agreement with Optimer related to fidaxomicin.

Predecessor—January 1, 2012 to September 28, 2012

Revenues for the Predecessor period from January 1, 2012 to September 28, 2012 were driven by Megace® ES and Nascobal® Nasal Spray as disclosed in the table above. On a comparative basis to the nine months ended September 30, 2011, revenues decrease by $4.3 million primarily due to a net sales decline of Megace® ES as a result of a decreased sales volume coupled with a decrease in average net selling price and a decrease in Oravig® revenues (included in “Other branded” above). These decreases were tempered by increased prescription volume of Nascobal® Nasal Spray.

Total 2012

The decrease in the Strativa segment revenues in 2012 was primarily due to a net sales decline of Megace® ES primarily as a result of decreased volume coupled with a decrease in average net selling price as compared to 2011 and a decrease in royalties earned from milestone payments pertaining to an agreement with Optimer related to fidaxomicin. The decreases were partially offset by the continued growth of Nascobal® in 2012 due to higher volume and better pricing.

Revenues (2011 compared to 2010)

Total revenues of our top selling products were as follows ($ amounts in thousands):

Product	2011	2010	$ Change
Par Pharmaceutical
Metoprolol succinate ER (Toprol-XL®)	$250,995	$473,206	($222,211)
Budesonide (Entocort® EC)	70,016	—	70,016
Propafenone (Rythmol SR®)	69,835	—	69,835
Sumatriptan succinate injection (Imitrex®)	64,068	72,984	(8,916)
Chlorpheniramine/Hydrocodone (Tussionex®)	39,481	17,479	22,002
Dronabinol (Marinol®)	29,880	27,232	2,648
Meclizine Hydrochloride (Antivert®)	17,184	31,216	(14,032)
Clonidine TDS (Catapres TTS®)	4,094	61,272	(57,178)
Other	259,062	217,298	41,764
Other product related revenues	29,977	16,243	13,734

Total Par Pharmaceutical Revenues	$834,592	$916,930	($82,338)

Strativa
Megace® ES	$58,172	$60,879	($2,707)
Nascobal® Nasal Spray	21,399	17,715	3,684
Other branded	3,309	1,350	1,959
Other product related revenues	8,666	12,000	(3,334)

Total Strativa Revenues	$91,546	$91,944	($398)

	For the Years Ended December 31,
	2011	2010			Percentage of Total Revenues
	(Predecessor)	(Predecessor)	$ Change	% Change	2011	2010
Revenues:
Par Pharmaceutical	$834,592	$916,930	($82,338)	(9.0%)	90.1%	90.9%
Strativa	91,546	91,944	(398)	(0.4%)	9.9%	9.1%

Total revenues	$926,138	$1,008,874	($82,736)	(8.2%)	100.0%	100.0%

Par Pharmaceutical:

The decrease in generic segment revenues in 2011 was primarily due to the following factors;

•	Additional competition on all SKUs of metoprolol succinate ER.

•

In April 2011, the manufacturer of clonidine, Aveva, decided to discontinue manufacturing clonidine and the product was voluntarily withdrawn from the distribution channel. Because of these events, Par discontinued marketing clonidine.

•	Additional competition for meclizine beginning in June 2010 and additional competition for sumatriptan beginning in the third quarter of 2011.

•

The non-recurrence of prior year launch volumes of omeprazole, coupled with significant competition from its authorized generic caused a decrease in revenues of $3.6 million, which is reflected in “Other” above.

The 2011 decreases above were tempered by;

•	The launches of budesonide in June 2011, propafenone in January 2011, amlodipine and benazepril HCl in January 2011 (included in “Other” above) and chlorpheniramine/hydrocodone in October 2010.

•

Improved 2011 royalties primarily from the sales of diazepam, which launched in September 2010, and from the sales of fenofibrate, both of which are included in Par Pharmaceutical as “Other product related revenues.”

Strativa:

The decrease in the Strativa segment revenues in 2011 was primarily due to the decrease in other product-related revenues, driven by the termination of an agreement to co-promote Androgel® in December 2010 coupled with a net sales decline of Megace® ES primarily due to decreased volume coupled with a decrease in average net selling price as compared to 2010. The decreases were tempered by the continued growth of Nascobal® in 2011 and the latter half of 2010 launches of Oravig® and Zuplenz® included in “Other branded” above and milestone payments earned in 2011 pertaining to an agreement with Optimer related to fidaxomicin.

Gross Revenues to Total Revenues Deductions

Our gross revenues for the periods September 29, 2012 to December 31, 2012 (Successor), and January 1, 2012 to September 28, 2012 (Predecessor), with the percentage of gross revenues on a pro forma combined basis (labeled “Total”) for purposes of comparison with the years ended December 31, 2011 and December 31, 2010 before deductions for chargebacks, rebates and incentive programs (including rebates paid under federal and state government Medicaid drug reimbursement programs), sales returns and other sales allowances were as follows ($ amounts in thousands):

	For the Period			For the Year Ended		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	Percentage of Gross Revenues	December 31, 2011	Percentage of Gross Revenues	December 31, 2010	Percentage of Gross Revenues
	(Successor)	(Predecessor)	(Total)	(Predecessor)		(Predecessor)
Gross revenues	$527,735	$1,436,703		$1,500,876		$1,504,835
Chargebacks	(132,834)	(309,411)	22.5%	(261,335)	17.4%	(217,678)	14.5%
Rebates and incentive programs	(69,749)	(147,171)	11.0%	(121,144)	8.1%	(124,647)	8.3%
Returns	(8,522)	(23,191)	1.6%	(30,312)	2.0%	(23,979)	1.6%
Cash discount and other	(46,053)	(103,527)	7.6%	(106,318)	7.1%	(90,816)	6.0%
Medicaid rebates and rebates due under other US Government pricing programs	(24,437)	(49,536)	3.8%	(55,629)	3.7%	(38,841)	2.6%

Total deductions	(281,596)	(632,835)	46.5%	(574,738)	38.3%	(495,961)	33.0%
Total revenues	$246,139	$803,868	53.5%	$926,138	61.7%	$1,008,874	67.0%

The total gross-to-net adjustments as a percentage of sales increased for 2012 compared to 2011 primarily due to an increase in chargebacks, rebates and incentive programs, and cash discounts and other.

•

Chargebacks: the increase was primarily driven by the impact of higher chargeback rates for Anchen products coupled with increasing rates for products launched in 2011 (e.g., amlodipine and benzepril HCl), tempered by the launch of modafinil, which has a lower-than-average rate.

•

Rebates and incentive programs: the increase was primarily driven by product mix, mainly metoprolol, which had increased rebates associated with it due to additional competition in 2012 coupled with modafinil which was launched in April 2012 and has a higher rebate rate than typical portfolio products.

•	Returns: the decrease in the rate was driven by lower returns experienced for metoprolol, sumatriptan and Megace® ES.

•	Cash discounts and other: the increase is primarily due to a change in product mix, mainly for modafinil, which resulted in higher price adjustments.

Gross Margin (pro forma basis Total 2012 compared to 2011)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2012
($ in thousands)	(Successor)	(Predecessor)	(Total)
Gross margin:
Par Pharmaceutical	$33,776	$296,338	$330,114
Strativa	11,669	46,012	57,681

Total gross margin	$45,445	$342,350	$387,795

	For the Years Ended December 31,
				Percentage of Total Revenues
($ in thousands)	2012	2011	$ Change	2012	2011
	(Total)	(Predecessor)
Gross margin:
Par Pharmaceutical	$330,114	$320,313	$9,801	34.0%	38.4%
Strativa	57,681	66,431	(8,750)	72.7%	72.6%

Total gross margin	$387,795	$386,744	$1,051	36.9%	41.8%

Successor—September 29, 2012 to December 31, 2012

Gross margin during the Successor period from September 29, 2012 to December 31, 2012 was $47.5 million lower for both Par Pharmaceutical and Strativa as compared to the fourth quarter of 2011, primarily due to increased amortization of intangible assets associated with the Anchen Acquisition completed in November 2011 and the Acquisition.

Predecessor—January 1, 2012 to September 28, 2012

Par Pharmaceutical gross margin during the Predecessor period from January 1, 2012 to September 28, 2012 increased by $48.1 million as compared to the nine months ended September 30, 2011 primarily due to the launch of modafinil in April 2012 coupled with launches of budesonide in June 2011, olanzapine in October 2011, and fentanyl citrate in October 2011, coupled with the operating results from the products acquired in the Anchen Acquisition, primarily bupropion ER and zolpidem. These increases were tempered by lower sumatriptan revenues and gross margins as existing inventory was depleted during the year-to-date period of 2012 coupled with increased amortization of intangible assets associated with the Anchen Acquisition. Strativa gross margin increased by $0.4 million for this period as compared to the nine months ended September 30, 2011 primarily due to the increase in gross margin associated with Nascobal® due to higher volume and better pricing, tempered by a net sales decline of Megace® ES primarily due to decreased volume.

Total 2012

The increase in Par Pharmaceutical gross margin dollars for 2012 is primarily due to the launch of modafinil in April 2012 coupled with launches of budesonide in June 2011, olanzapine in October 2011, and fentanyl citrate in October 2011, together with the operating results from the products acquired in the Anchen Acquisition during the fourth quarter of 2011, primarily bupropion ER and zolpidem and the positive impact of the products acquired from Watson and Actavis in connection with their merger in the fourth quarter of 2012, primarily morphine. These increases were tempered by lower sumatriptan revenues and gross margins as existing inventory was depleted during 2012 and amlodipine and benazepril HCI due to competition coupled with increased amortization of intangible assets associated with the Anchen Acquisition in 2011 and the Acquisition (approximately $59 million) and certain inventory write-offs in 2012 (approximately $13 million).

Strativa gross margin dollars decreased for 2012, primarily due to a net sales decline of Megace® ES as compared to 2011 and a decrease in royalties earned from milestone payments pertaining to an agreement with Optimer related to fidaxomicin. These decreases were tempered by the increase in gross margin associated with Nascobal® Nasal Spray due to higher volume and better pricing.

Gross Margin (2011 compared to 2010)

	For the Years Ended December 31,
				Percentage of Total Revenues
($ in thousands)	2011	2010	$ Change	2011	2010
	(Predecessor)	(Predecessor)
Gross margin:
Par Pharmaceutical	$320,313	$305,716	$14,597	38.4%	33.3%
Strativa	66,431	67,815	(1,384)	72.6%	73.8%

Total gross margin	$386,744	$373,531	$13,213	41.8%	37.0%

The increase in Par Pharmaceutical gross margin dollars for 2011 was primarily due to the launches of propafenone, amlodipine and benazepril HCl, budesonide, and chlorpheniramine/hydrocodone in late 2010, tempered by lower sales of metoprolol, clonidine, and meclizine.

Strativa gross margin dollars decreased for 2011, primarily due to the decrease in other product-related revenues driven by the termination of the extended-reach agreement to co-promote Androgel® in December 2010 coupled with a net sales decline of Megace® ES, primarily due to decreased volume tempered by higher revenues from Nascobal®.

For 2011, the impact of healthcare reform resulted in a decrease of approximately $7.3 million to our total gross margin.

Operating Expenses

Research and Development (pro forma basis Total 2012 compared to 2011)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2012
($ in thousands)	(Successor)	(Predecessor)	(Total)
Research and development:
Par Pharmaceutical	$19,242	$65,111	$84,353
Strativa	141	1,495	1,636

Total research and development	$19,383	$66,606	$85,989

	For the Years Ended December 31,
					Percentage of Total Revenues
($ in thousands)	2012	2011	$ Change	% Change	2012	2011
	(Total)	(Predecessor)
Research and development:
Par Pharmaceutical	$84,353	$44,712	$39,641	88.7%	8.7%	5.4%
Strativa	1,636	1,826	(190)	(10.4%)	2.1%	2.0%

Total research and development	$85,989	$46,538	$39,451	84.8%	8.2%	5.0%

Par Pharmaceutical:

Successor—September 29, 2012 to December 31, 2012

The increase of approximately $1.4 million in research and development expense in the Successor period from September 29, 2012 to December 31, 2012 as compared to the fourth quarter 2011 was mainly driven by incremental employment-related costs primarily resulting from the November 17, 2011 Anchen Acquisition and the February 17, 2012 Edict Acquisition.

Predecessor—January 1, 2012 to September 28, 2012

The increase of approximately $38.2 million in research and development expense in the Predecessor period from January 1, 2012 to September 28, 2012 as compared to the nine months ended September 30, 2011 was driven by:

•

a net $12.7 million increase in outside development costs driven by an upfront payment for an exclusive acquisition and license agreement coupled with milestone payments under existing product development agreements;

•	$11.1 million of incremental employment related costs resulting from our November 17, 2011 acquisition of Anchen and our February 17, 2012 acquisition of Edict Pharmaceuticals;

•	a $9.4 million increase in biostudy, clinical trial and material costs related to ongoing internal development of generic products; and,

•	$1.2 million of incremental drug registry fees.

Total 2012

The net increase in Par research and development expense for the year ended December 31, 2012 was driven by:

•	$14.7 million of incremental employment-related costs primarily resulting from the November 17, 2011 Anchen Acquisition and the February 17, 2012 Edict Acquisition;

•

a $11.6 million increase in outside development costs driven by an upfront payment for an exclusive acquisition and license agreement coupled with milestone payments under existing product development agreements;

•	a $10.2 million increase in biostudy, clinical trial and materials costs related to ongoing internal development of generic products; and

•	$2.8 million in incremental drug registry fees and user fees due to new generic drug related legislation effective in the fourth quarter of 2012.

Strativa:

Successor—September 29, 2012 to December 31, 2012

The decrease of $0.2 million in research and development expense in the Successor period from September 29, 2012 to December 31, 2012 as compared to fourth quarter of 2011 principally reflects lower FDA filing fees.

Predecessor—January 1, 2012 to September 28, 2012

Research and development expense of approximately $1.5 million principally reflects FDA filing fees for the Predecessor period from January 1, 2012 to September 28, 2012 and the comparative nine-month ended September 30, 2011.

Total 2012

The decrease in Strativa research and development principally reflects lower FDA filing fees for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Research and Development (2011 compared to 2010)

	For the Years Ended December 31,
					Percentage of Total Revenues
($ in thousands)	2011	2010	$ Change	% Change	2011	2010
	(Predecessor)	(Predecessor)
Research and development:
Par Pharmaceutical	$44,712	$48,026	($3,314)	(6.9%)	5.4%	5.2%
Strativa	1,826	2,343	(517)	(22.1%)	2.0%	2.5%

Total research and development	$46,538	$50,369	($3,831)	(7.6%)	5.0%	5.0%

Par Pharmaceutical:

The net decrease in Par’s research and development expense for the year ended December 31, 2011 was driven by:

•

a net $17.1 million decrease in outside development costs driven by the non-recurrence of an $11.0 million up-front payment related to the acquisition of an ANDA from a third party, $6.5 million in up-front and milestone payments to acquire the rights and obligations of a collaboration product in development, and a $2.0 million milestone payment triggered and expensed in the prior year period, tempered by incremental expenditures incurred under pre-existing product development agreements with Edict, which was acquired in February 2012.

These reductions were moderated by:

•	a $7.5 million increase in biostudy and material costs and a $1.4 million increase in employment costs related to the ongoing internal development of generic products; and

•

an incremental $4.0 million of research and development expenditures conducted by our newly acquired California based generic research and development and manufacturing facility, which was acquired as part of the Anchen Acquisition on November 17, 2011.

Strativa:

The decrease in Strativa research and development principally reflects lower FDA filing fees for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

Selling, General and Administrative (pro forma basis Total 2012 compared to 2011)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2012
($ in thousands)	(Successor)	(Predecessor)	(Total)
Selling, general and administrative:
Par Pharmaceutical	$31,279	$108,934	$140,213
Strativa	14,246	56,670	70,916

Total selling, general and administrative	$45,525	$165,604	$211,129

	For the Years Ended December 31,
					Percentage of Total Revenues
($ in thousands)	2012	2011	$ Change	% Change	2012	2011
	(Total)	(Predecessor)
Selling, general and administrative:
Par Pharmaceutical	$140,213	$96,139	$44,074	45.8%	14.4%	11.5%
Strativa	70,916	77,239	(6,323)	(8.2%)	89.4%	84.4%

Total selling, general and administrative	$211,129	$173,378	$37,751	21.8%	20.1%	18.7%

Successor—September 29, 2012 to December 31, 2012

The increase of approximately 2% in selling, general and administrative expenditures during the Successor period from September 29, 2012 to December 31, 2012 as compared to the fourth quarter of 2011 was primarily due to incremental employment and related costs associated with the November 17, 2011 Anchen Acquisition and certain executive severance amounts.

Predecessor—January 1, 2012 to September 28, 2012

The increase of approximately $36.7 million in selling, general and administrative expenditures in the Predecessor period from January 1, 2012 to September 28, 2012 as compared to the nine months ended September 30, 2011 was driven by:

•	an increase in stock award expense driven by mark to market accounting of certain awards in conjunction with the Acquisition on September 28, 2012;

•	an increase in consulting, accounting and associated fees principally related to the Anchen and Edict acquisitions and the Acquisition;

•	incremental employment and related costs associated with our November 17, 2011 acquisition of Anchen, tempered by,

•

a reduction in direct Strativa selling costs driven by a 90 person reduction of headcount and the termination of marketing for Zuplenz® and Oravig® resulting from our second quarter 2011 restructuring activities; and,

•	lower legal spend.

Total 2012

The net increase in selling, general and administrative expenditures for the year ended December 31, 2012 principally reflects:

•

a $39.6 million increase in consulting, accounting and associated fees principally related to the Edict Acquisition and the Acquisition in 2012 as compared to similar types of fees for the Anchen Acquisition in 2011;

•

a $2.7 million increase in share-based compensation expense primarily due to mark-to-market accounting of certain awards in conjunction with the increase in our stock price related to the Acquisition on September 28, 2012;

•	$8.6 million of incremental employment and related costs associated with the November 17, 2011 Anchen Acquisition and certain executive severance amounts;

•

$1.5 million of increased depreciation related to fixed assets acquired from the Anchen Acquisitions and the Edict Acquisition and the increased value of property, plant and equipment related to the Acquisition; tempered by

•

a $12.8 million reduction in direct Strativa selling costs driven by a 90-person reduction of headcount and the termination of marketing for Zuplenz® and Oravig® resulting from our second quarter 2011 restructuring activities.

Selling, General and Administrative (2011 compared to 2010)

	For the Years Ended December 31,
					Percentage of Total Revenues
($ in thousands)	2011	2010	$ Change	% Change	2011	2010
	(Predecessor)	(Predecessor)
Selling, general and administrative:
Par Pharmaceutical	$96,139	$85,070	$11,069	13.0%	11.5%	9.3%
Strativa	77,239	107,434	(30,195)	(28.1%)	84.4%	116.8%

Total selling, general and administrative	$173,378	$192,504	($19,126)	(9.9%)	18.7%	19.1%

The net decrease in selling, general and administrative expenditures for the year ended December 31, 2011 principally reflects:

•

a $29.2 million reduction in direct Strativa selling costs driven by lower marketing expenditures across all products, including the non-recurrence of pre-launch activities incurred in the prior year period related to the launch of Zuplenz® and Oravig®, coupled with a 90-person reduction of headcount resulting from our second quarter 2011 restructuring activities;

•	lower stock based compensation expense, worth approximately $2.6 million;

•	non-recurrence of one-time (non-restructuring related) executive severance charges of approximately $3.3 million; tempered by,

•	higher banking, legal, accounting, consulting and filing fees relating to corporate acquisitions, worth approximately $11.0 million;

•	increase of $2.1 million of expense related to the annual pharmaceutical manufacturer’s fee assessed by the Secretary of Treasury under the 2011 provisions of the prior year’s U.S. healthcare reform;

•	incremental bonus expense of $1.4 million related to achievement of 2011 corporate objectives; and

•

incremental $1.4 million of selling, general and administrative expenditures related to our newly acquired California based generic research and development and manufacturing facility, which was acquired as part of the Anchen Acquisition on November 17, 2011.

Intangible Assets Impairment

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Intangible asset impairment	$—	$5,700	$—	$—

During the period from January 1, 2012 to September 28, 2012 (Predecessor), we abandoned an in-process research and development project and exited the market of a commercial product both of which were acquired in the Anchen Acquisition and recorded a total corresponding intangible asset impairment of $5.7 million.

Settlements and Loss Contingencies, Net

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Settlements and loss contingencies, net	$10,059	$45,000	$190,560	$3,762

During the period from January 1, 2012 to September 28, 2012 (Predecessor), we recorded an accrual of $45 million as management’s best estimate of a potential loss related to a potential global settlement with respect to an inquiry by the DOJ into Strativa’s promotional practices in the sales and marketing of Megace® ES. In the period from September 29, 2012 to December 31, 2012 (Successor), we recorded additional estimated amounts for accrued interest and legal expenses that we are liable for paying in the final settlement. In the period from September 29, 2012 to December 31, 2012 (Successor), we also accrued for a contingent liability of $9 million related to omeprazole litigation.

In 2011 (Predecessor), we recorded the settlement in principal of AWP litigation claims related to federal contributions to state Medicaid programs in 49 states (excluding Illinois), and the claims of Texas, Florida, Alaska, South Carolina and Kentucky relating to their Medicaid programs for $154 million and a settlement with the State of Idaho for $1.7 million. We also recorded an accrual for the remaining AWP matters.

Settlements and loss contingencies, net, for the year ended December 31, 2010 (Predecessor) was principally comprised of the following items:

•

We established a $6.5 million loss contingency with the Texas Health and Human Services Commission resulting from a procedural error relating to pharmacy reimbursement between 1999 and 2006. This item was subsequently factored into the accounting for the overall settlement in principal of AWP litigation claims in 2011, as described above.

•

We reached a settlement in principal related to a routine post award contract review of our contract with the Department of Veterans Affairs for the periods 2004 to 2007 that was being conducted by the Office of Inspector General of the Department of Veterans Affairs for an amount lower than previously estimated and therefore reversed $4.1 million to the Settlements and Loss Contingencies line.

•

We settled AWP litigation with the State of Hawaii for $2.3 million, and we recorded the settlement of the AWP litigation with Alabama and Massachusetts for $2.5 million and $0.5 million, respectively.

•

We announced that Par entered into a licensing agreement with Glenmark Generics to market ezetimibe 10 mg tablets, the generic version of Merck’s Zetia®, in the U.S. Subsequent to our entering that agreement, Glenmark entered into a separate settlement agreement with Merck that resolved patent litigation relating to Glenmark’s challenge to Merck’s patent covering Zetia®. Under the terms of our agreement with Glenmark, Par earned $4.1 million of one-time income from Glenmark in connection with the settlement agreement.

Restructuring Costs

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Restructuring costs	$241	$—	$26,986	$—

In 2011 (Predecessor), we announced our plans to resize Strativa Pharmaceuticals, our branded products division, as part of a strategic assessment. The Strativa workforce was reduced by approximately 90 people. In connection with these actions, we incurred expenses for severance and other employee-related costs. The intangible assets related to products no longer a priority for our remaining Strativa sales force were fully impaired by these actions. We also had non-cash inventory write downs for product and samples associated with the products no longer a priority for our remaining Strativa sales force. Inventory write downs were classified as cost of goods sold on the consolidated statements of operations for the year ended December 31, 2011 (Predecessor). In 2011 (Predecessor), Strativa returned the U.S. commercialization rights of Zuplenz® to MonoSol, as part of the resizing of Strativa and executed a termination agreement with BioAlliance returning all Oravig® rights and obligations to BioAlliance.

The following table summarizes the activity for 2011 (Predecessor) and the remaining related restructuring liabilities balance (included in accrued expenses and other current liabilities on the consolidated balance sheet) as of December 31, 2011 (Predecessor) ($ amounts in thousands):

Restructuring Activities	Initial Charge	Cash Payments	Non-Cash Charge Related to Inventory and/or Intangible Assets	Reversals, Reclassifications or Transfers	Liabilities at December 31, 2011
Intangible asset impairments	$24,226	$—	($24,226)	$—	$—
Severance and employee benefits to be paid in cash	1,556	(1,556)	—	—	—
Sample inventory write-down and other	1,204	—	(1,204)	—	—

Total restructuring costs line item	$26,986	($1,556)	($25,430)	$—	$—
Commercial inventory write-down classified as cost of goods sold	674	—	(674)	—	—

Total	$27,660	($1,556)	($26,104)	$—	$—

The total 2011 charge was related to the Strativa segment and is reflected on the consolidated statements of operations for the year ended December 31, 2011.

Gain on Sales of Product Rights and Other

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Gain on sale of product rights and other	$—	$—	$125	$6,025

In 2010 (Predecessor), Optimer announced positive results from the second of two pivotal Phase 3 trials evaluating the safety and efficacy of fidaxomicin in patients with clostridium difficile infection (CDI), triggering a one-time $5 million milestone payment due to us under a termination agreement entered into by the parties in 2007. The cash payment was received in 2010. Under the terms of the 2007 agreement, we are also entitled to royalty payments on future sales of fidaxomicin.

In addition, we recognized a gain on the sale of product rights of $1.0 million during 2010 (Predecessor), related to the sale of multiple ANDAs.

Operating Income (Loss) (pro forma basis Total 2012 compared to 2011)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2012
($ in thousands)	(Successor)	(Predecessor)	(Total)
Operating (loss) income:
Par Pharmaceutical	($25,938)	$116,591	$90,653
Strativa	(3,825)	(57,151)	(60,976)

Total operating (loss) income	($29,763)	$59,440	$29,677

	For the Years Ended December 31,
($ in thousands)	2012 (Total)	2011 (Predecessor)	$ Change
Operating (loss) income:
Par Pharmaceutical	$90,653	($10,973)	$101,626
Strativa	(60,976)	(39,620)	(21,356)

Total operating (loss) income	$29,677	($50,593)	$80,270

Successor—September 29, 2012 to December 31, 2012

Operating (loss) income decreased by $60.2 million as compared to the fourth quarter of 2011 primarily due to increased amortization of intangible assets associated with the Anchen Acquisition completed in November 2011 and the Acquisition in the Successor period from September 29, 2012 to December 31, 2012. In the Successor period from September 29, 2012 to December 31, 2012, we also recorded additional estimated amounts for accrued interest and legal expenses that we paid in the final settlement with respect to an inquiry by the DOJ into Strativa’s promotional practices in the sales and marketing of Megace® ES. In the Successor period from September 29, 2012 to December 31, 2012, we also accrued for a contingent liability of $9 million related to omeprazole litigation.

Predecessor—January 1, 2012 to September 28, 2012

For the Predecessor period from January 1, 2012 to September 28, 2012 as compared to the nine months ended September 30, 2011, the increase in our operating income of $140.5 million was primarily due to the non-recurrence of AWP settlement related accruals, an increase in Par Pharmaceutical gross margin and the non-recurrence of the Strativa restructuring related charges, tempered by the current year accrual related to a DOJ investigation and incremental selling, general and administrative expenditures relating to the acquisition of Anchen and Edict and the Acquisition on September 28, 2012, and increased in research and development activity.

Total 2012

For the year ended December 31, 2012, the increase in our operating income as compared to the prior year was primarily due to the non-recurrence of AWP settlement related accruals, an increase in the Par Pharmaceutical gross margin and the non-recurrence of the Strativa restructuring related charges, tempered by the current year accrual related to a DOJ investigation and an increase in research and development activity and incremental amortization and depreciation expense as a result of the Acquisition.

Operating Income (Loss) (2011 compared to 2010)

	For the Years Ended December 31,
($ in thousands)	2011 (Predecessor)	2010 (Predecessor)	$ Change
Operating (loss) income:
Par Pharmaceutical	($10,973)	$169,882	($180,855)
Strativa	(39,620)	(36,961)	(2,659)

Total operating (loss) income	($50,593)	$132,921	($183,514)

For the year ended December 31, 2011, the decrease in our operating income was primarily due to the AWP settlement related accruals and restructuring costs associated with the reorganization of our Strativa segment tempered by an increase in gross margin from our Par Pharmaceutical segment and lower overall selling, general and administrative and research and development expenditures.

Gain (Loss) on Sale of Marketable Securities and Other Investments, Net

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Gain (loss) on sale of marketable securities and other investments, net	$—	$—	$237	$3,459

During 2010 (Predecessor), we were notified that we were to participate in an “Earnout” payment settlement related to our former investment in Abrika. Abrika merged with Actavis in 2007. As part of that transaction, the possibility of potential “Earnout” payments existed if the post-merger entity achieved certain gross profit targets in 2007, 2008 and/or 2009. The representative of the former Abrika shareholders informed us that a settlement had been reached with Actavis and that our share of that settlement was $3.6 million. Of this amount, we received $2.5 million in 2010 (Predecessor), with the remainder received in 2011 (Predecessor).

Gain on Bargain Purchase

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Gain on bargain purchase	$5,500	$—	$—	$—

On November 6, 2012, Par acquired U.S. marketing rights to five generic products that were marketed by Watson or Actavis, as well as eight ANDAs currently awaiting regulatory approval and a generic product in late-stage development, in connection with the merger of Watson and Actavis. The acquisition was accounted for as a bargain purchase under FASB ASC 805, Business Combinations. The purchase price of the acquisition was allocated to the assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain. The gain was mainly attributed to the FTC mandated divestiture of products by Watson and Actavis in conjunction with the approval of the Watson and Actavis merger in the fourth quarter of 2012.

Interest Income

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Interest income	$50	$424	$736	$1,257

Interest income principally includes interest income derived primarily from money market and other short-term investments.

Interest Expense

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Interest expense	($25,985)	($9,159)	($2,676)	($2,905)

Successor—September 29, 2012 to December 31, 2012

As a result of the Transactions, our interest expense significantly increased after September 28, 2012 due to increased borrowings as compared to the fourth quarter of 2011. Refer to details below under the sub-title “Total 2012”.

Predecessor—January 1, 2012 to September 28, 2012

In November 2011, in connection with the Anchen Acquisition, we entered into the Predecessor Credit Agreement with a syndicate of banks to provide senior credit facilities comprised of a five-year term loan facility in an initial aggregate principal amount of $350 million and a five-year revolving credit facility in an initial amount of $100 million. Interest expense for the Predecessor period from January 1, 2012 to September 28, 2012 was principally comprised of interest on such term loan. Interest expense for the nine month period ended September 30, 2011, was comprised of amortization of deferred financing costs relating to our October 1, 2010 unsecured credit facility (which was terminated and replaced in conjunction with the Predecessor Credit Agreement). The Predecessor Credit Agreement was paid off and terminated in connection with the Acquisition and replaced by the $1,055 million Term Loan Facility and the $490 million outstanding notes as described below under the sub-title “Total 2012”.

Total 2012

To finance the Acquisition, the Sponsor arranged for an offering of the $490 million outstanding notes. Upon the consummation of the Acquisition, Par assumed the obligations of Merger Sub under the outstanding notes and the related purchase agreement and entered into the related indenture and the Registration Rights Agreement. The proceeds from the outstanding notes offering, together with the proceeds of the Senior Credit Facilities described below among other sources were used to fund the consummation of the Acquisition. See “The Transactions.”

The Senior Credit Facilities were initially comprised of the $1,055 million Term Loan Facility and the $150 million Revolving Facility. Borrowings under our Senior Credit Facilities bore interest at an annual rate equal to an applicable margin plus a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, which, in the case of the Term Loan Facility only, could be no less than 1.25%. In addition to paying interest on outstanding principal under our Senior Credit Facilities, we paid customary agency fees and a commitment fee in respect of the unutilized commitments under the Revolving Facility, which was initially 0.50% per annum. The commitment fee was subject to a step-down to 0.375% per annum based on our senior secured net leverage ratio at the end of each fiscal quarter, commencing with the first full fiscal quarter ending after the closing date. As of December 31, 2012, borrowings under our Senior Credit Facilities bore interest at an annual rate equal to 3.75% plus the LIBOR rate described above. A refinancing and repricing of the Senior Credit Facilities was completed in February 2013.

As a result of the Acquisition, our interest expense significantly increased after September 28, 2012 due to increased borrowings.

On September 30, 2010, our senior subordinated convertible notes matured and we paid our obligations of $47.7 million as of that date. The notes bore interest at an annual rate of 2.875%, which was payable semi-annually on March 30 and September 30 of each year. Interest expense in 2010 (Predecessor) principally included interest on such notes.

Income Taxes

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
(Benefit) provision for income taxes	($17,682)	$29,447	($5,996)	$41,980
Effective tax rate	35%	58%	11%	31%

Successor—September 29, 2012 to December 31, 2012

The effective rate for the Successor period from September 29, 2012 to December 31, 2012 mainly reflects the applicable federal and state rates.

Predecessor—January 1, 2012 to September 28, 2012

The higher effective rate in the Predecessor period of January 1, 2012 through September 28, 2012 as compared to historical periods was primarily due to the non-deductibility of certain legal settlements accrued, non-deductibility of certain merger related costs tempered by the release of certain tax contingencies, usage of certain credit carry forwards and net operating loss.

Total 2012

The (benefit) provision was based on applicable federal and state rates for those periods. The higher effective rate in the Predecessor period of January 1, 2012 through September 28, 2012 is primarily due to the non-deductibility of certain legal settlements accrued, non-deductibility of certain merger related costs tempered by the release of certain tax contingencies, usage of certain credit carry forwards and net operating loss. In 2011, the lower effective rate is principally due to the non-deductibility of certain charges related to our settlement in principle of AWP litigation claims, non-deductibility of the annual pharmaceutical manufacturers’ fee, non-deductibility of certain acquisition-related costs, and a change in valuation of deferred tax assets, off-set by a reduction in tax contingencies. Lower effective rate in 2010 was primarily due to an increased domestic manufacturing deduction and the reduction of certain tax contingencies due to settlements and lapses of the applicable statute of limitations.

Discontinued Operations

	For the Period		For the Year Ended
($ in thousands)	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Provision (benefit) for income taxes	$29	$83	($20,155)	$21

(Loss) income from discontinued operations	($29)	($83)	$20,155	($21)

Effective December 31, 2005 (Predecessor), we divested Finetech Laboratories, LTD (“FineTech”). The results of FineTech operations have been classified as discontinued for all periods presented because we had no continuing involvement in FineTech. In 2011 (Predecessor), we recorded a benefit in discontinued operations related to the recognition of certain tax positions. In addition, in the period from September 29, 2012 to December 31, 2012 (Successor), in the period from January 1, 2012 to September 28, 2012 (Predecessor) and in 2010 (Predecessor), we recorded amounts, as shown in the table above, to discontinued operations principally related to interest on related contingent tax liabilities.

Liquidity and Capital Resources

	Six months ended
($ in thousands)	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)
Cash and cash equivalents at beginning of period	$36,794	$162,516
Net cash provided by operating activities	20,188	102,446
Net cash used in investing activities	(598)	(22,950)
Net cash used in financing activities	(1,904)	(485)

Net increase in cash and cash equivalents	$17,686	$79,011

Cash and cash equivalents at end of period	$54,480	$241,527

Cash provided by operations for the six months ended June 30, 2013, reflects gross margin dollars (excluding amortization) generated from revenues coupled with collection of accounts receivables. Refer to “—Details of Operating Cash Flows” below for further details of operating cash flows.

Cash flows used in investing activities were primarily driven by capital expenditures tempered by the liquidation of marketable debt securities.

Cash used in financing activities in the six month period ended June 30, 2013 primarily represented debt principal payments to refinance our Senior Credit Facilities coupled with scheduled debt payments, net of the proceeds from the refinancing of Senior Credit Facilities.

Our working capital, current assets minus current liabilities, of $137 million at June 30, 2013 increased approximately $40 million from $97 million at December 31, 2012, which primarily reflects the cash generated by operations coupled with increases in other working capital items tempered by the payment related to the global settlement of a DOJ investigation into Strativa’s marketing of Megace® ES. The working capital ratio, which is calculated by dividing current assets by current liabilities, was 1.56x at June 30, 2013 compared to 1.35x at December 31, 2012. We believe that our working capital ratio indicates the ability to meet our ongoing and foreseeable obligations for at least the next 12 fiscal months.

Details of Operating Cash Flows

	Six months ended
($ in thousands)	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)
Cash received from customers, royalties and other	$632,201	$579,983
Cash paid to distribution agreement partners	(172,062)	(170,467)
Cash paid for inventory	(125,518)	(92,786)
Cash paid to employees	(42,204)	(41,904)
Payment to DOJ	(46,071)	—
Cash paid to all other suppliers and third parties	(170,009)	(161,472)
Interest paid, net	(43,146)	(4,015)
Income taxes paid, net	(13,003)	(6,893)

Net cash provided by operating activities	$20,188	$102,446

Sources of Liquidity

Our primary source of liquidity is cash received from customers. The decrease in net cash provided by operating activities for the six months ended June 30, 2013 as compared to 2012 resulted primarily from the non-recurrence of the gross margins associated with the launch of modafinil in April 2012 and the payment related to our settlement with the DOJ that terminated the DOJ’s investigation into Strativa’s marketing of Megace® ES (see “—Company Overview” above) tempered by increased revenues from customers due to the launches of lamotrigine in January 2013. Our ability to continue to generate cash from operations is predicated not only on our ability to maintain a sustainable amount of sales of our current product portfolio, but also our ability to monetize our product pipeline and future products that we may acquire. Our future profitability depends, to a significant extent, upon our ability to introduce, on a timely basis, new generic products that are either the first to market (or among the first to market) or otherwise can gain significant market share. No assurances can be given that we or any of our strategic partners will successfully complete the development of any of these potential products either under development or proposed for development, that regulatory approvals will be granted for any such product, that any approved product will be produced in commercial quantities or that any approved product will be sold profitably. Commercializing brand pharmaceutical products is more costly than generic products. We cannot be certain that any of our brand product expenditures will result in the successful development or launch of brand products that will prove to be commercially successful or will improve the long-term profitability of our business.

Another source of available liquidity is our Senior Credit Facilities that include a five-year Revolving Facility in an initial amount of $150 million. The Senior Credit Facilities are more fully described under “Description of Other Indebtedness.” There were no outstanding borrowings from the Revolving Facility as of June 30, 2013.

Uses of Liquidity

Our uses of liquidity and future and potential uses of liquidity include the following:

•

$110 million in the fourth quarter of 2012 for the acquisition of a number of generic products and other rights that were required by the FTC to be divested by Watson and Actavis in connection with their merger.

•

$65 million related to business development activities in 2012, including the acquisition of product rights. As of June 30, 2013, the total potential future payments that ultimately could be due under existing agreements related to products in various stages of development were approximately $10 million. This amount is exclusive of contingent payments tied to the achievement of sales milestones, which cannot be determined at this time and would be funded through future revenue streams.

•	$36.6 million in total consideration for the Edict Acquisition that was completed on February 17, 2012.

•	Capital expenditures of approximately $19 million are planned for 2013.

•

Potential liabilities related to the outcomes of litigation, such as the remaining AWP matters, or the outcomes of investigations by federal authorities, such as the DOJ. In the event that we experience a significant loss, such loss may result in a material impact on our liquidity or financial condition when such liability is paid.

•	Cash paid for inventory purchases as detailed in “—Details of Operating Cash Flows” above. The increase primarily reflects the build of inventory in advance of product launches.

•	Cash paid to all other suppliers and third parties as detailed in “—Details of Operating Cash Flows” above.

•	Cash compensation paid to employees as detailed in “—Details of Operating Cash Flows” above.

•

Potential liabilities related to the outcomes of audits by regulatory agencies like the IRS. In the event that our loss contingency is ultimately determined to be higher than originally accrued, the recording of the additional liability may result in a material impact on our liquidity or financial condition when such additional liability is paid.

•

Normal course payables due to distribution agreement partners of approximately $65 million as of June 30, 2013 related primarily to amounts due under profit sharing agreements. We paid substantially all of the $65 million during the first two months of the third quarter of 2013. The risk of lower cash receipts from customers due to potential decreases in revenues associated with competition or supply issues related to partnered products would be mitigated by proportional decreases in amounts payable to distribution agreement partners.

We believe that we will be able to monetize our current product portfolio, our product pipeline, and future product acquisitions and generate sufficient operating cash flows that, along with existing cash, cash equivalents and available for sale securities, will allow us to meet our financial obligations over the foreseeable future. We expect to continue to fund our operations, including our research and development activities, capital projects, in-licensing product activity and obligations under our existing distribution and development arrangements discussed herein, out of our working capital and funds available under our Senior Credit Facilities.

Analysis of available for sale debt securities held as of June 30, 2013

In addition to our cash and cash equivalents, we had approximately $3.6 million of available for sale marketable debt securities classified as current assets on the condensed consolidated balance sheet as of June 30, 2013. These available for sale marketable debt securities were all available for immediate sale.

Contractual Obligations as of June 30, 2013

The dollar values of our material contractual obligations and commercial commitments as of June 30, 2013 were as follows ($ in thousands):

	Total Monetary Obligations	Amounts Due by Period
Obligation		2013	2014 to 2015	2016 to 2017	2018 and thereafter	Other
AWP contingent liabilities	$17,217	$17,217	$—	$—	$—	$—
Operating leases	20,079	2,980	11,586	5,262	251	—
Senior Credit Facilities	1,060,670	5,330	21,320	21,320	1,012,700	—
Outstanding notes	490,000	—	—	—	490,000	—
Interest payments	563,643	41,080	162,419	160,581	199,563	—
Fees related to credit facilities	4,875	375	1,500	1,500	1,500	—
Purchase obligations (1)	107,789	107,789	—	—	—	—
Tax liabilities (2)	16,731	949	—	—	—	15,782
TPG management fee (3)	30,606	2,606	8,000	8,000	12,000	—
Severance payments	4,572	1,701	2,871	—	—	—
Other	206	206	—	—	—	—

Total obligations	$2,316,388	$180,233	$207,696	$196,663	$1,716,014	$15,782

(1)	Purchase obligations consist of both cancelable and non-cancelable inventory and non-inventory items.
(2)	The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to FASB ASC 740-10, Income Taxes represents an unrecognized tax benefit. An unrecognized tax benefit is a liability that represents a potential future obligation to the taxing authorities. As of June 30, 2013, the amount represents unrecognized tax benefits, interest and penalties based on evaluation of tax positions and concession on tax issues challenged by the IRS. We do not expect to make a significant tax payment related to these long-term liabilities within the next year; however, we cannot estimate in which period thereafter such tax payments may occur. For presentation on the table above, we include the related long-term liability in the “Other” column.
(3)	In connection with the Transactions, the Company entered into a management services agreement with the Manager. Pursuant to such agreement, and in exchange for on-going consulting and management advisory services, the Manager has a right to an annual monitoring fee paid quarterly equal to 1% of EBITDA as defined under the credit agreement for the Term Loan Facility that is part of our Senior Credit Facilities. There is an annual cap of $4 million for this fee. The Manager is also entitled to receive reimbursement for out-of-pocket expenses incurred in connection with services provided pursuant to the agreement.

Financing

Senior Credit Facilities and Outstanding Notes

In connection with the Acquisition, the Company entered into the $150 million Revolving Facility and the $1,055 million Term Loan Facility. Additionally, in conjunction with the Acquisition, the Company issued $490 million of outstanding notes. See “Description of Other Indebtedness” and “Description of Exchange Notes” for further details on the Revolving Facility, Term Loan Facility and the outstanding notes. For additional information, refer to the credit agreements, indenture and related agreements filed as exhibits to this prospectus.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than disclosed operating leases.

Quantitative and Qualitative Disclosures about Market Risk

Available for sale debt securities

The primary objectives for our investment portfolio are liquidity and safety of principal. Investments are made with the intention to achieve the best available rate of return on traditionally low risk investments. We do not buy and sell securities for trading purposes. Our investment policy limits investments to certain types of instruments issued by institutions with investment-grade credit ratings, the U.S. government and U.S. governmental agencies. We are subject to market risk primarily from changes in the fair values of our investments in debt securities including governmental agency and municipal securities, and corporate bonds. These instruments are classified as available for sale securities for financial reporting purposes. A ten percent increase in interest rates on June 30, 2013 would have caused the fair value of our investments in available for sale debt securities to decline by less than $0.1 million as of that date. Additional investments are made in overnight deposits and money market funds. These instruments are classified as cash and cash equivalents for financial reporting purposes, which generally have lower interest rate risk relative to investments in debt securities and changes in interest rates generally have little or no impact on their fair values. For cash, cash equivalents and available for sale debt securities, a ten percent decrease in interest rates would decrease the interest income we earned by less than $0.1 million on an annual basis.

The following table summarizes the carrying value of available for sale securities that subject us to market risk at June 30, 2013 and December 31, 2012 ($ amounts in thousands).

	June 30, 2013	December 31, 2012

Corporate bonds	$3,581	$11,727

Senior Credit Facilities

In connection with the Transactions, on September 28, 2012 we entered into the Senior Credit Facilities comprised of the seven-year Term Loan Facility in an initial aggregate principal amount of $1,055 million and the five-year Revolving Facility in an initial amount of $150 million. The proceeds of the Revolving Facility are available for general corporate purposes. Refer to “Note 14—Debt” in our unaudited consolidated financial statements included elsewhere in this prospectus for further information

Borrowings under the Senior Credit Facilities bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either LIBOR (which is subject to a 1.00% floor) or the base rate (which is subject to a 2.00% floor). During the six months ended June 30, 2013, the effective interest rate on the seven-year Term Loan Facility was 4.25%, representing the 1.00% LIBOR floor plus 325 basis points. We are also obligated to pay a commitment fee based on the unused portion of the Revolving Facility. Repayments of the proceeds of the Term Loan Facility are due in quarterly installments over the term of the credit agreement governing our Senior Credit Facilities. Amounts borrowed under the Revolving Facility would be payable in full upon expiration of the credit agreement governing our Senior Credit Facilities.

If the three month LIBOR spot rate was to increase or decrease by 0.125% from current rates, interest expense would not change due to application of the 1.00% floor previously mentioned.

The following table summarizes the carrying value of our Senior Credit Facilities that subject us to market risk (interest rate risk) at June 30, 2013 and December 31, 2012 ($ amounts in thousands):

	June 30, 2013	December 31, 2012

Senior Credit Facilities:
Term Loan Facility	$1,060,670	$1,052,363
Revolving Facility	—	—
Outstanding notes	490,000	490,000

	$1,550,670	$1,542,363

Debt Maturities as of June 30, 2013

($ amounts in thousands)
2013	$5,330
2014	10,660
2015	10,660
2016	10,660
2017	10,660
2018	10,660
2019	1,002,040
2020	490,000

Total debt at June 30, 2013	$1,550,670

BUSINESS

Our Company

We are a leading pharmaceutical company specializing in developing, licensing, manufacturing, marketing and distributing generic and branded prescription drugs. We were founded in 1978 and are headquartered in Woodcliff Lake, NJ with over 800 employees in the United States. We aim to develop or license and commercialize generic drugs with limited competition, significant barriers to entry and longer life cycles as well as niche, innovative proprietary pharmaceuticals. We operate primarily in the United States, the largest generics market in the world, where we ranked fifth in sales among all generic drug companies in 2011 according to IMS Health data. The majority of our generic products are distributed under an associated ANDA owned or licensed by us and approved by the FDA, and some of our products are distributed under license of an FDA-approved NDA from the NDA holder. As of June 30, 2013 we or our strategic partners had approximately 76 ANDAs pending with the FDA, which included 31 first-to-file opportunities and three potential first-to-market product opportunities. In addition to our generics business, we also market two branded prescription products, Megace® ES and Nascobal® Nasal Spray.

Our goal is to successfully manage both our generic and branded businesses for the long term by continuing to provide high-quality pharmaceuticals that are affordable and accessible to patients. We believe this strategy enables us to grow market share and develop long-term relationships with our customers. We strive to achieve sustainable long-term growth with attractive profitability and cash flow.

We operate primarily in the United States as two business segments: Par Pharmaceutical, our generic products division, and Strativa, our branded products division.

Par Pharmaceutical—Generic Products Division

Products sold by our generic products division span across an extensive range of dosage forms and delivery systems, including oral solids (tablet, caplet and two-piece hard shell capsule), oral suspension products, gels, nasal spray products and products delivered by injections. We manufacture some of our own products, and we have strategic alliances and relationships with several pharmaceutical and chemical companies that provide us with products for sale under various distribution, manufacturing, development and licensing agreements. We are committed to high product quality standards and allocate significant capital and resources to quality assurance, quality control and manufacturing excellence.

A key focus for our generic products division is intelligent product selection and entrepreneurial business development. Our internal research and development is intended to target high-value, first-to-file or first-to-market generic product opportunities. A “first-to-file” product opportunity refers to an ANDA that is the first ANDA filed containing a Paragraph IV patent challenge to the corresponding brand product, which offers the opportunity for 180 days of generic marketing exclusivity if approved by the FDA and if we are successful in litigating the patent challenge. A “first-to-market” product opportunity refers to a product that is the first marketed generic equivalent of a brand product for reasons apart from statutory marketing exclusivity, such as the generic equivalent of a brand product that is difficult to formulate or manufacture. Externally, we plan to continue to concentrate on acquiring assets and/or partnership arrangements with technology based companies that can deliver similar product opportunities.

In recent years, we introduced generic versions of several major pharmaceutical products, including Toprol-XL®, Entocort®, Imitrex®, Rythmol®SR and Provigil®.

Within our generic products division, we also market “authorized generics,” which are generic versions of brand drugs licensed to us by brand drug companies. Authorized generics do not face any regulatory barriers to introduction and may be sold during (and after) the statutory exclusivity period granted to the developer of a generic equivalent to the brand product. In the past, we have marketed authorized generics, including metformin

ER (Glucophage XR®) and glyburide & metformin HCl (Glucovance®) licensed from Bristol-Myers Squibb Company, and fluticasone (Flonase®) and ranitidine HCl syrup (Zantac®) licensed from GlaxoSmithKline plc. As of June 30, 2013, we marketed metoprolol succinate ER (Toprol XL®) and budesonide (Entocort®) licensed from AstraZeneca and rizatriptan (Maxalt®) licensed from Merck.

We market our generic products primarily to wholesalers, drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, and governments, principally through our internal staff. We also promote the sales efforts of wholesalers and drug distributors that sell our products to clinics, governmental agencies and other managed health care organizations.

Strativa Pharmaceuticals—Branded Products Division

Branded products usually benefit from patent protection, which greatly reduces competition and provides a significant amount of market exclusivity for the products. This exclusivity generally allows a branded product to remain profitable for a relatively longer period of time as compared to generic products. Strativa’s products are marketed by its sales force, which communicates the therapeutic, health and economic benefits of our products to healthcare providers and managed care organizations. In the near term we plan to continue to invest in the marketing and sales of our existing products (Nascobal® Nasal Spray and Megace® ES). In addition, in the longer term, we plan to continue to consider new strategic licenses and acquisitions to expand Strativa’s presence in supportive care and adjacent commercial areas.

On March 31, 2009, we acquired the worldwide rights to Nascobal® (cyanocobalamin, USP) Nasal Spray, which is a prescription vitamin B12 treatment indicated for maintenance of remission in certain pernicious anemia patients, as well as a supplement for a variety of B12 deficiencies. This product presents customers with a distinct benefit over competing products in that it is a once-weekly intranasal administration, which may be much more preferable to periodic subcutaneous or intramuscular injections. Nascobal® has one Orange Book patent running through March 2024 and two running through June 2024. As of January 31, 2013, our current brand field sales force of approximately 60 people are focusing the majority of their detailing efforts on Nascobal® Nasal Spray.

Megace® ES is indicated for the treatment of anorexia, cachexia or any unexplained significant weight loss in patients with a diagnosis of AIDS. This product provides us with a relatively consistent revenue stream, which we expect will decline over time as marketing efforts are decreased for this product as outlined below. In July 2011, we received a notice letter from a generic pharmaceutical manufacturer, advising that it has filed an ANDA with the FDA containing a Paragraph IV certification referencing Megace® ES, and we have subsequently received similar notice letters from two other generic manufacturers. We intend, in cooperation with our partner, to enforce our partner’s patents, which expire in 2020 and 2024, respectively, as appropriate.

In January 2013, we initiated a restructuring of Strativa in anticipation of entering into a settlement agreement and corporate integrity agreement that terminated the DOJ’s investigation of Strativa’s marketing of Megace® ES. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. On March 5, 2013, we entered into the settlement agreement with the DOJ. The settlement agreement provided for a payment by the Company of an aggregate amount of approximately $45 million (plus interest and fees) and included a plea agreement with the New Jersey Criminal Division of the DOJ in which the Company admitted to a single count of misdemeanor misbranding, a civil settlement with the DOJ, a state settlement encompassing 49 states (one state declined to participate due to the small amount of its potential recovery), and a release from each of these entities in favor of the Company related to the practices at issue in the terminated investigation. Additionally, we entered into a CIA with the OIG. In exchange for agreeing to enter into the CIA, we received assurance that the OIG will not exercise its ability to permissively exclude the Company from doing business with the federal government. The CIA includes such requirements as enhanced training time, enhanced monitoring of certain functions, and annual reports to the OIG through an independent review organization. Although our compliance activities increased under the CIA, we believe the terms to be reasonable and not unduly burdensome.

Research and Development

The scientific process of developing new products and obtaining FDA approval is complex, costly, and time-consuming. Within our generic division, our research and development activities consist principally of (i) identifying and conducting patent and market research on brand name drugs for which patent protection has expired or is expected to expire soon, (ii) identifying and conducting patent and market research on brand name drugs for which we believe the patents are invalid or for which we can develop a non-infringing formulation, (iii) researching and developing new product formulations based upon such drugs, and (iv) introducing technology to improve production efficiency and enhance product quality. The research and development effort associated with any one of our generic pharmaceutical products has historically taken approximately two to three years to complete. In addition, ANDAs containing a Paragraph IV patent challenge are subject to a 30-month “stay” of regulatory approval during the pendency of related patent litigation. Accordingly, we typically select products for development that we intend to market several years in the future.

We contract with outside laboratories to conduct biostudies, which, in the case of oral solids, generally are required in order to obtain FDA approval. These biostudies are used to demonstrate that the rate and extent of absorption of a generic drug are not significantly different from the corresponding branded name drug. Each biostudy can cost from approximately $0.2 million to $1.3 million. In some instances, we may also be required to perform clinical studies, at additional cost.

FDA approval required for a branded drug can take 10 years or more, including pre-clinical testing, followed by three main phases of clinical trial development. At the conclusion of these phases, results are submitted to the FDA. Our current strategy for developing the Strativa portfolio is to bypass the substantial investments associated with the development of drugs through this process, and instead focus on the profitability of our existing branded products. In addition, we will consider opportunities to add to our portfolio of branded, single-source prescription drug products through in-licensing and the acquisition of late-stage development products or currently marketed products.

Recent Acquisitions

On November 17, 2011, we completed our acquisition of Anchen, a privately held generic pharmaceutical company, for $413 million. The Anchen assets acquired included five marketed generic products, a number of in-process research and development products, which included a pipeline of 29 filed ANDAs, including five confirmed first-to-file, and leased facilities with manufacturing capabilities and research and development capabilities located in California. Anchen enhanced our modified release and research and development capabilities. Equally important, Anchen also has provided us manufacturing flexibility through its established commercial infrastructure.

On February 17, 2012, we completed our acquisition of Edict, a Chennai, India-based developer and manufacturer of generic pharmaceuticals, which has since been renamed Par Formulations Private Limited, for approximately $37 million. The acquired assets included numerous in-process research and development products, a pipeline of 11 filed ANDAs, including one confirmed first-to-file, and a facility with manufacturing capabilities and research and development capabilities located in India. The addition of Par Formulations broadens our research and development capabilities and provides us with a lower cost manufacturing alternative.

Our Industry

Prescription pharmaceutical products are sold either as branded or generic products. Generic drugs are the pharmaceutical and therapeutic equivalents of brand name drugs and are usually marketed under their generic (chemical) names rather than by brand names. Typically, a generic drug may not be marketed until the expiration of applicable patent(s) on the corresponding brand name drug. Generic drugs are the same as brand name drugs in dosage form, safety, strength, route of administration, quality, performance characteristics and intended use, but they are sold generally at prices below those of the corresponding brand name drugs. Generic drugs provide a cost-effective alternative for consumers, while maintaining the same high quality, strength, purity and stability of the brand name drug.

The United States generics market was estimated to be worth $82 billion in sales in 2011, representing a growth rate of 11% from 2010 according to Business Monitor International data. This growth has been driven primarily by the enduring efforts of governments and the private sector to address the increasing burden of healthcare expenditures. A particularly important measure that states and governments worldwide have implemented is introducing generic substitution laws. Under these laws, certain states require or allow pharmacists to substitute a therapeutically equivalent generic for a brand name drug, as long as the prescriber does not specify branded only. In certain cases, these laws demand that the pharmacists get consent from the patient before substituting. In addition, we believe that the market has benefited in recent years from the increased acceptance among consumers, physicians and pharmacists of generic pharmaceuticals as equivalents of branded pharmaceuticals. As a result, even though generic pharmaceuticals in the United States account for only approximately 25% of the pharmaceutical market by sales value, they account for approximately 80% of total prescriptions dispensed; and for drugs that have a generic version available, generics constitute 90% of the total market volume.

According to IMS Health data, annual global spending on pharmaceuticals will reach nearly $1.2 trillion by 2016. This growth is expected to be driven by several factors, including the introduction of new medicines, an aging population and greater access to prescriptions. In light of this significant increase in spending, the generic industry offers payors an important opportunity to address growing healthcare costs. According to a recent study, the use of generic drugs has saved the U.S. healthcare system approximately $1 trillion since 2002, including savings of $193 billion in 2011 alone. As a result of increased generic utilization, spending in the global generic market is expected to grow significantly from $242 billion in 2011 to $400—$430 billion by 2016. This cumulative growth is expected to be driven by an average spending increase of $36 billion per year, approximately 60% from higher utilization of existing generic products and 40% from new product launches. Within the U.S. market the penetration of generic versus branded drugs is expected to grow from 80% in 2011 to 87% by 2015. Consequently, generics sales in the U.S. are expected to reach $97 billion by 2015 as projected by Business Monitor International.

Our Products

We distribute numerous drugs at various dosage strengths, some of which are manufactured by us and some of which are manufactured for us by other companies. We hold the ANDAs and NDAs for the drugs that we manufacture. We seek to introduce new products through our research and development program, and through distribution and other agreements, including licensing of authorized generics and branded products, with pharmaceutical companies located in various parts of the world. As such, we have pursued and continue to pursue arrangements and relationships that share development costs, generate profits from jointly-developed products and expand distribution channels for new and existing products.

Research and Development

Par Pharmaceutical—Generic Products Division

Our research and development activities for generic products consist principally of (i) identifying and conducting patent and market research on brand name drugs for which patent protection has expired or is expected to expire in the near future, (ii) identifying and conducting patent and market research on brand name drugs for which we believe the patents are invalid or for which we believe we can develop a non-infringing formulation, (iii) researching and developing new product formulations based upon such drugs and (iv) introducing technology to improve production efficiency and enhance product quality. The scientific process of developing new products and obtaining FDA approval is complex, costly and time-consuming; there can be no assurance that any products will be developed regardless of the amount of time and money spent on research and development. The development of products may be curtailed at any stage of development due to the introduction of competing generic products or other reasons.

The research and development of our generic pharmaceutical products, including pre-formulation research, process and formulation development, required studies and FDA review and approval, has historically taken approximately two to three years to complete. Accordingly, we typically select products for development that we intend to market several years in the future. However, the length of time necessary to bring a product to market can vary significantly and depends on, among other things, the availability of funding, problems relating to formulation, safety or efficacy, and patent issues associated with the product.

We contract with outside laboratories to conduct biostudies, which, in the case of oral solids, generally are required in order to obtain FDA approval. These biostudies are used to demonstrate that the rate and extent of absorption of a generic drug are not significantly different from the corresponding brand name drug. Each biostudy can cost from approximately $0.2 million to $1.3 million. Biostudies are required to be conducted and documented in conformity with FDA standards (see “—Government Regulation”). During 2012, we spent approximately $12 million with outside laboratories to conduct biostudies for 50 potential new products. We intend to continue to contract for additional biostudies in the future. The FDA has also required Par Pharmaceutical to perform certain clinical studies. In 2012, we spent approximately $2.8 million related to these clinical studies, and we anticipate spending approximately $5.5 million in 2013.

From time to time, we enter into product development and license agreements with various third parties with respect to the development or marketing of new products and technologies. Pursuant to these agreements, we have advanced funds to several unaffiliated companies for products in various stages of development. As a result of our product development program, we or our strategic partners had approximately 76 ANDAs pending with the FDA as of June 30, 2013.

Strativa Pharmaceuticals—Branded Products Division

The first step in obtaining FDA approval for a drug that has not been previously approved is pre-clinical testing. Pre-clinical tests are intended to provide a laboratory evaluation of the product to determine its chemistry, formulation and stability. Toxicology studies are also performed to assess the potential safety and efficacy of the product. The results of these studies are submitted to the FDA as part of an Investigational New Drug Application (“IND”). The toxicology studies are analyzed to ensure that clinical trials can safely proceed. There is a 30-day period in which the FDA can raise concerns regarding the trials proposed in an IND. If the FDA raises any concerns, the developer must address those concerns before the clinical trials can begin. An IND becomes effective after such 30 day period if the FDA does not raise any concerns. Prior to the start of any clinical study, an independent institutional review board must review and approve such study.

There are three main stages of clinical trial development:

•	In Phase I, the drug is tested for safety, absorption, tolerance and metabolism in a small number of subjects.

•	In Phase II, after successful Phase I evaluations, the drug is tested for efficacy in a limited number of patients. The drug is further tested for safety, absorption, tolerance and metabolism.

•

In Phase III, after successful Phase II evaluations, further tests are done to determine safety and efficacy in a larger number of patients who are to represent the population in which the drug will eventually be used.

The developer then submits an NDA containing the results from the pre-clinical and clinical trials. The NDA drug development and approval process takes from approximately three to ten years or more. Our current strategy for developing the Strativa portfolio is to bypass the substantial investments associated with the development of drugs through this process, and instead to focus on the profitability of our existing brand products (Megace® ES and Nascobal®). In addition, we will consider opportunities to add to our portfolio of branded, single-source prescription drug products through in-licensing and the acquisition of late-stage development products or currently marketed products.

Credit Strengths

Attractive Industry Dynamics

According to the Generic Pharmaceutical Association and IMS Health data, spending on pharmaceuticals in the United States reached $320 billion in 2011 and more than four billion new and renewal prescriptions were dispensed at pharmacies, in hospitals and long term care facilities, and through mail order services across the country. The availability of lower cost generic versions of branded drugs contained this record level of spending on pharmaceuticals, which could have totaled more than $500 billion or over 50% higher than experienced otherwise. In 2011, the use of generics saved consumers $193 billion, an average of more than $500 million daily.

The generic pharmaceutical market is expected to continue to grow at a mid single-digit rate over the next five years as a result of the ongoing efforts by governments around the world and the private sector to contain healthcare costs. In addition, we believe that the market will be positively impacted by certain demographic trends, such as an aging population, as well as by the increased acceptance of generic drugs as lower-cost equivalents of brand name pharmaceuticals among consumers, physicians and pharmacists. According to a recent study, consumers chose generic drugs 94% of the time when they were presented with brand and generic versions of the same drug. Furthermore, in the United States, the largest generics market in the world, nearly 87% of prescriptions by 2015 are expected to be filled with a generic drug.

In addition to these positive demographic trends, a large number of high-value branded pharmaceutical patent expirations are expected over the next three years, mostly driven by blockbuster drugs. Sales of branded products in the United States that are expected to face patent expiration between 2012 and 2015 are anticipated to reach over $130 billion. Moreover, patent expirations in the four years spanning from 2012 through 2015 for branded drugs with less than one billion dollars in annual sales, the segment of the market where we primarily focus, are expected to represent $47 billion in annual branded sales, more than double the $18 billion in annual branded sales for pharmaceuticals for which the patents expired in the prior four years from 2008 through 2011.

Proven Approach to Product Development

We specialize in niche, high barrier-to-entry products that are difficult to manufacture or face complex legal challenges. These products are often not pursued by larger players in the industry and tend to be more profitable than other commoditized generic versions of blockbuster branded drugs. We leverage our strong formulation capabilities by pursuing these high-value, first-to-file or first-to-market generic product opportunities. In recent years, we introduced generic versions of several major pharmaceuticals with high barriers to entry such as Antivert® (complex and difficult-to-source API), Imitrex® (unique dosage form), and Toprol-XL® (controlled-release product).

We have introduced more than 30 new generic products since 2007. In addition, we have a successful track record of partnership with large brand pharmaceutical companies looking for an authorized generics partner, which we believe is a result of our strong distribution network, industry positioning and strong litigation / settlement track record. We believe that we are a partner of choice for large brand drug companies and the “big four” generic companies who are often reticent to partner with one another given the competitive dynamics of the industry. Recent examples of our success include our partnership with Glenmark Pharmaceuticals Ltd. for generic Zetia® rights and the recent acquisition of rights to generics for Actiq® and Provigil® from Teva and the rights to products acquired in November 2012 from Watson and Actavis in connection with their merger.

Diverse Portfolio of Products with Strong Market Share

We have a portfolio of approximately 68 product names and approximately 245 SKUs across an extensive range of dosage forms and delivery systems, including oral solids, oral suspension products, gels, nasal spray products and products delivered by injection. We expect to diversify our portfolio further with several new product launches and the recent additions of in-development products from Anchen and Par Formulations.

We believe our strong track record of developing products with limited competition, significant barriers to entry and longer life cycles has enabled us to maintain strong market share in our key existing products even one year after launch. As a result, a large portion of our generics revenue comes from products where we are either the exclusive generic or have just one competitor. Among our top ten generic drugs, seven maintain market shares in excess of 40%. We believe we have been able to sustain these market positions due to our intelligent product selection process and entrepreneurial business development.

Attractive Pipeline with Multiple New Drug Opportunities and High Visibility of Future Earnings

We have a robust pipeline and a large number of products pending regulatory approval. As of June 30, 2013, we or our strategic partners had approximately 76 ANDAs pending with the FDA, which included 31 first-to-file and three potential first-to-market opportunities. Many of these products have been developed internally, which generally contribute higher gross margins than products that we sell under supply and distribution agreements. Moreover, of those pending product applications, 45 are date-certain product launches, representing over $19 billion in annual branded sales, which provides us with long-term cash flow visibility.

We intend to continue to pursue and execute on opportune and commercially compelling business development opportunities that could further diversify our pipeline. Given our strong track record of success in carrying out similar transactions in the past in an effective and efficient manner, we believe that we are well positioned to compete for these potential opportunities.

Robust Product Development Capabilities

A substantial portion of our development effort is focused on technically difficult-to-formulate products and products that require advanced manufacturing technology. We expend resources on research and development primarily to enable us to manufacture and market FDA-approved generic pharmaceuticals in accordance with FDA regulations. Typically, research expenses related to the development of innovative compounds and the filing of NDAs are significantly greater than those expenses associated with ANDAs. The success of our approach to research and development in our generic products division is reflected in the substantial revenues generated by products developed in-house such as propafenone, and amlodipine and benazepril HCI. Our research and development efforts benefit from an experienced team of scientists, clinicians and regulatory professionals with proven product development expertise.

Furthermore, our recent acquisitions of Anchen and Par Formulations have enhanced our strategic positioning by providing us with broader research and development capabilities for both immediate-release and extended-release products, as well as additional manufacturing capacity. Through the Anchen acquisition in late 2011, we added development expertise in extended-release formulations along with a manufacturing facility in California, five in-market products including generic versions of Wellbutrin XL® and Ambien CR®, and a disclosed pipeline of 29 products. Similarly, with the addition of Par Formulations in early 2012, we gained access to a low-cost manufacturing facility, research and development capabilities in immediate- and extended-release oral products, and several pipeline projects currently in development. As a result of these transactions we have enhanced both our research and development and manufacturing capabilities.

Highly Compliant and Reliable Manufacturing Capacity

We are an integrated pharmaceutical company with capabilities in research, development, regulatory and legal matters, manufacturing, sales and distribution. Additionally, we are committed to high product quality standards and allocate significant capital and resources to quality assurance, quality control and manufacturing excellence. As a result of our recent acquisitions, we now have three state-of-the art manufacturing facilities, two of which are located in the United States and one in India, with capacity to produce over two billion tablets annually in aggregate. In addition, all of our facilities have passed all recent FDA inspections (Irvine, CA in May 2012, Spring Valley, NY in February 2013 and Chennai, India in September 2011). Since 2007, we have not received any warning letters with respect to manufacturing plants we have operated, which we believe differentiates us from many generic manufacturers.

High-quality manufacturing and supply reliability has become increasingly valuable to customers as the FDA has increased scrutiny of generics manufacturers. Moreover, within a price band, we believe customers find supply reliability to be the most important factor in choosing a supplier. As a result, we believe we have differentiated ourselves historically by the quality of our manufacturing and supply reliability. In fact, we have not experienced a meaningful supply delivery disruption since 2007 and at times have been able to capitalize on competitors’ past manufacturing issues. For example, there had been two competitors marketing generic metoprolol until the fourth quarter of 2008, when those two companies stopped selling the product due to regulatory issues with the FDA. Throughout the first two quarters of 2009, we did not have competition for sales of the four SKUs of metoprolol that we sell, which resulted in increased volume of units sold coupled with a price increase commensurate with being the sole generic distributor.

Experienced Management Team with a Strong Track Record

We believe we have a highly experienced leadership team that has a broad range of expertise and a commitment to developing, manufacturing, marketing, and distributing safe, innovative and quality pharmaceuticals. The three members of our executive management team average over 15 years of experience in the pharmaceutical industry and each has been with us for at least five years. We have also developed managers below the executive level, seeking to ensure that there is a depth of talent throughout the organization.

Business Strategy

Our goal is to successfully manage both our generic and branded businesses for the long term by continuing to commit to provide high-quality pharmaceuticals that are affordable and accessible to patients. We believe that this strategy will enable us to grow market share and develop long-term relationships with our customers. We strive to achieve sustainable long-term growth with enhanced profitability and improved cash flow. In implementing our strategy, we are focused on the following:

Identify and Execute on Product and Business Development Opportunities with Focus on Sustainable Market Share

Through the use of intelligent product selection, we seek commercially compelling opportunities by targeting first-to-file status and products with high barriers to entry due to the complex nature of the formulation and the difficulty of the manufacturing process. Furthermore, we also have significant in-house expertise at litigating Paragraph IV challenges and capturing first-to-file status on key opportunities. We believe this strategy will allow us to maintain strong market share for multiple years in products we introduce. Our expertise in research and development, manufacturing, regulatory matters and business development enables us to effectively and efficiently pursue these opportunities and support our partners.

Another facet of our strategy is to pursue authorized generics where we believe we are a partner of choice because of our quick decision-making, regulatory compliance acumen, strong trade presence, favorable economics, financial resources and legal expertise. Additionally, we believe that several branded drug companies prefer to partner with us because we are not perceived as a direct competitor to their other branded products. Our presence in authorized generics provides us with a differentiated competitive position and additive revenue and gross margin opportunities.

Diversify Our Portfolio by Continuing to Introduce New Products and Maintain Strong Pipeline

Through new product launches and the benefits from recent acquisitions, which have significantly expanded our pipeline and provided us with a platform for future development opportunities, we expect to further diversify our sales and gross margin. We believe that our strong research and development platform, combined with a rigorous process for selecting products that both fit our core strengths and address attractive markets, allows us to continue to build a robust pipeline. We plan to continue our development efforts and pursuit of product acquisition opportunities to maintain and grow the number of our future product launches. As part of our strategy, we are currently evaluating, and intend to continue to evaluate, potential product acquisitions and other business development opportunities, primarily with respect to our generics product business.

Further Develop Industry-Leading Manufacturing Platform

We have substantially invested in further developing our manufacturing platform and believe it will become an increasingly strategic asset over time. We are committed to high product quality standards and allocate significant capital and resources to quality assurance, quality control and manufacturing excellence. This focus is demonstrated by our performance in FDA inspections at all of our facilities where no warning letters have been received since 2007. Through our recent acquisitions, we enhanced our capabilities to manufacture modified and immediate release products and added low cost manufacturing in India. We plan to further enhance our manufacturing platform in the future.

Continue to Enhance the Profitability of our Branded Products Division

We find the defensibility and high gross margins of our branded business compelling and will prudently invest in marketing and sales of our existing branded products (Megace® ES and Nascobal® Nasal Spray). We believe there is further opportunity to improve the profitability in our branded products division. We will also continue to consider new strategic licenses and acquisitions to expand Strativa’s presence in supportive care and adjacent commercial areas.

Marketing and Customers

We market our generic products principally to wholesalers, drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts, and government, principally through our internal staff. Strativa’s products are marketed by its sales force, which communicates the therapeutic, health and economic benefits of our branded products to healthcare providers and managed care organizations. Some of our wholesalers and distributors purchase products and warehouse those products for certain retail drug store chains, independent pharmacies and managed health care organizations. Customers in the managed health care market include health maintenance organizations, nursing homes, hospitals, clinics, pharmacy benefit management companies and mail order customers.

We have approximately 60 customers, some of which are part of larger buying groups. In the six months ended June 30, 2013, our four largest customers in terms of net sales dollars accounted for approximately 72% of our total revenues as follows: McKesson Drug Co. (29%), Cardinal Health, Inc. (23%), CVS Caremark Corp. (11%) and AmerisourceBergen Corporation (9%). We do not have written agreements that guarantee future business with any of these major customers, and the loss of any one or more of these customers or the substantial reduction in orders from any of such customers could have a material adverse effect on our operating results, prospects and financial condition.

Competition

The pharmaceutical industry is highly competitive. At times, we may not be able to differentiate our products from our competitors’ products, successfully develop or introduce new products that are less expensive than our competitors’ products, or offer purchasers payment and other commercial terms as favorable as those offered by our competitors. We believe that our principal generic competitors are Teva, Sandoz, Mylan, and Actavis, based upon sales volumes. Our principal strategy in addressing our generic competition is to offer customers a consistent supply of a broad line of generic drugs at competitive pricing. There can be no assurance, however, that this strategy will enable us to compete successfully in the industry or that we will be able to develop and implement any new or additional viable strategies.

The Hatch-Waxman amendments to the Federal Food, Drug, and Cosmetic Act provide for a period of 180 days of generic marketing exclusivity for each applicant that is first-to-file an ANDA containing a certification of invalidity, non-infringement or unenforceability related to a patent listed with respect to the corresponding brand drug (commonly referred to as a “Paragraph IV certification”). The holder of an approved ANDA containing a Paragraph IV certification that is successful in challenging the applicable brand drug patent(s) generally enjoys higher market share and revenues during this period of marketing exclusivity. At the expiration of the exclusivity period, other generic distributors may enter the market, resulting in a significant price decline for the drug. (In some instances, price declines have exceeded 90%.) As a result of price declines, we may at our discretion provide price adjustments to our customers for the difference between our new (lower) price and the price at which we previously sold the product then held in inventory by our customers. These types of price adjustments are commonly known as shelf stock adjustments. There are circumstances under which, as a matter of business strategy, we may decide not to provide price adjustments to certain customers, and consequently, we may lose future sales volume to competitors rather than reduce our pricing.

Competition in the generic drug industry has also increased due to the advent of authorized generics. “Authorized generics” are generic pharmaceutical products that are introduced by brand companies, either directly or through partnering arrangements with other generic companies. Authorized generics are equivalent to the brand companies’ brand name drugs, but are sold at relatively lower prices than the brand name drugs. This is a significant source of competition for us, because brand companies do not face any regulatory barriers to introducing a generic version of their own brand name drugs. Further, authorized generics may be sold during any period of generic marketing exclusivity granted to a generic company, which significantly undercuts the profits that a generic company could otherwise receive as an exclusive marketer of a generic product. Such actions have the effect of reducing the potential market share and profitability of our generic products and may inhibit us from introducing generic products corresponding to certain brand name drugs. We have also marketed authorized generics in partnership with brand companies, including during the exclusivity periods of our generic competitors.

Increased price competition has also resulted from consolidation among wholesalers and retailers and the formation of large buying groups, which has caused reductions in sales prices and gross margin. This competitive environment has led to an increase in customer demand for downward price adjustments from the distributors of generic pharmaceutical products. Such price reductions are likely to continue, or even increase, which could have a material adverse effect on our revenues and gross margin.

The principal competitive factors in the generic pharmaceutical market include: (i) introduction of other generic drug manufacturers’ products in direct competition with our products, (ii) introduction of authorized generic products in direct competition with our products, particularly during exclusivity periods, (iii) consolidation among distribution outlets through mergers and acquisitions and the formation of buying groups, (iv) ability of generic competitors to quickly enter the market after the expiration of patents or exclusivity periods, diminishing the amount and duration of significant profits, (v) the willingness of generic drug customers, including wholesale and retail customers, to switch among pharmaceutical manufacturers, (vi) pricing pressures by competitors and customers, (vii) a company’s reputation as a manufacturer and distributor of quality products, (viii) a company’s level of service (including maintaining sufficient inventory levels for timely deliveries), (ix) product appearance and labeling, and (x) a company’s breadth of product offerings.

Our brand products benefit from patent protection, making them subject to Paragraph IV patent challenges that could jeopardize our market exclusivity for these products. Consequently, competition from generic equivalents, and especially a successful Paragraph IV patent challenge against one of our brand products, could have an adverse effect on Strativa. In addition , after patent protections expire, generic products can be sold in the market at a significantly lower cost than the brand version, and, where available, may be required or encouraged in preference to the brand version under third party reimbursement programs, or substituted by pharmacies for brand versions by law. Strativa also faces competition from other brand drug companies. Many of our brand competitors have longer operating histories and greater financial, research and development, marketing and other resources than we do. Consequently, many of our brand competitors may be able to develop products superior to our own. Furthermore, we may not be able to differentiate our products from those of our brand competitors or offer customers payment and other commercial terms as favorable as those offered by our brand competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect brand competition to intensify as technological advances and consolidations continue.

Raw Materials

The raw materials essential to our manufacturing business are purchased primarily from U.S. distributors of bulk pharmaceutical chemicals manufactured by foreign companies. To date, we have experienced no significant difficulties in obtaining raw materials and expect that raw materials will generally continue to be available in the future. However, because the federal drug application process requires specification of raw material suppliers, if raw materials from a specified supplier were to become unavailable, FDA approval of a new supplier would be required. A delay of six months or more in the manufacture and marketing of the drug involved while a new supplier becomes qualified by the FDA and its manufacturing process is determined to meet FDA standards could, depending on the particular product, have a material adverse effect on our results of operations and financial condition. Generally, we attempt to mitigate the potential effects of any such situation by providing for, where economically and otherwise feasible, two or more suppliers of raw materials for the drugs that we manufacture. In addition, we may attempt to enter into a contract with a raw material supplier in an effort to ensure adequate supply for our products.

Employees

At June 30, 2013, we had 957 employees. None of our employees are covered by any collective bargaining agreement. We consider our employee relations to be good.

Government Regulation

The development, manufacturing, sales, marketing and distribution of our products are subject to extensive governmental regulation by the U.S. federal government, principally the FDA, and, as applicable, the FTC and state and local governments. For both currently marketed and future products, failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approval and possible civil and criminal sanctions. Regulations, enforcement positions, statutes and legal interpretations applicable to the pharmaceutical industry are constantly evolving and are not always clear. Significant changes in regulations, enforcement positions, statutes and legal interpretations could have a material adverse effect on our financial condition and results of operation.

The enactment of current U.S. healthcare reform has a significant impact on our business. As examples, the current legislation includes measures that (i) significantly increase Medicaid rebates through both the expansion of the program and significant increases in rebates; (ii) substantially expand the Public Health System (340B) program to allow other entities to purchase prescription drugs at substantial discounts; (iii) extend the Medicaid rebate rate to a significant portion of Managed Medicaid enrollees; (iv) assess a 50% rebate on Medicaid Part D spending in the coverage gap for branded and authorized generic prescription drugs; and (v) levy a significant excise tax on the industry to fund the healthcare reform. The impacts of these provisions are included in our current financial statements.

Additionally, future healthcare legislation or other legislative proposals at the federal and state levels could bring about major changes in the affected health care systems, including statutory restrictions on the means that can be employed by branded and generic pharmaceutical companies to settle Paragraph IV patent litigations. We cannot predict the outcome of such initiatives, but such initiatives, if passed, could result in significant costs to us in terms of costs of compliance and penalties associated with failure to comply.

The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other federal statutes and regulations govern the development, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. Non-compliance with applicable regulations can result in judicially and/or administratively imposed sanctions, including the initiation of product seizures, injunctions, fines and criminal prosecutions. Administrative enforcement measures may involve the recall of products, as well as the refusal of an applicable government authority to enter into supply contracts or to approve new drug applications. The FDA also has the authority to withdraw its approval of drugs in accordance with its regulatory due process procedures.

New Drug Applications and Abbreviated New Drug Applications

FDA approval is required before any new drug, including a generic equivalent of a previously approved brand name drug, may be marketed. To obtain FDA approval for a new drug, a prospective manufacturer must, among other things, as discussed below, demonstrate that its manufacturing facilities comply with the FDA’s current Good Manufacturing Practices (“cGMP”) regulations. The FDA may inspect the manufacturer’s facilities to ensure such compliance prior to approval or at any other time. The manufacturer is required to comply with cGMP regulations at all times during the manufacture and processing of drugs. To comply with the standards set forth in these regulations, we must continue to expend significant time, money and effort in the areas of production, quality control and quality assurance.

In order to obtain FDA approval of a new drug, a manufacturer must demonstrate the drug’s safety and effectiveness. There currently are two ways to satisfy the FDA’s safety and effectiveness requirements:

1.	New Drug Applications (NDAs): Unless the procedure discussed in paragraph 2 below is permitted under the Federal Food, Drug, and Cosmetic Act, a prospective manufacturer must submit to the FDA an NDA containing complete pre-clinical and clinical safety and efficacy data or a right of reference to such data. The pre-clinical data must provide an adequate basis for evaluating the safety and scientific rationale for the initiation of clinical trials. Clinical trials are conducted in three sequential phases and may take up to several years to complete. At times, the phases may overlap. Data from pre-clinical testing and clinical trials is submitted to the FDA as an NDA for marketing approval.

2.	Abbreviated New Drug Applications (ANDAs): The Hatch-Waxman amendments to the Federal Food, Drug, and Cosmetic Act established a statutory procedure for submission and FDA review and approval of ANDAs for generic versions of brand name drugs previously approved by the FDA (such previously approved drugs are referred to as “listed drugs”). Because the safety and efficacy of listed drugs have already been established by the innovator company, the FDA waives the requirement for complete clinical trials. However, a generic manufacturer is typically required to conduct bioavailability/bioequivalence studies of its test product against the listed drug. The bioavailability/bioequivalence studies assess the rate and extent of absorption and concentration levels of a drug in the blood stream required to produce a therapeutic effect. Bioequivalence is established when the rate of absorption and concentration levels of a generic product are substantially equivalent to the listed drug. For some drugs (e.g., topical anti-fungals), other means of demonstrating bioequivalence may be required by the FDA, especially where rate and/or extent of absorption are difficult or impossible to measure. In addition to the bioequivalence data, an ANDA must contain patent certifications and chemistry, manufacturing, labeling and stability data.

The Hatch-Waxman amendments also established certain statutory protections for listed drugs. Under the Hatch-Waxman amendments, approval of an ANDA for a generic drug may not be made effective for interstate marketing until all relevant patents for the listed drug have expired or been determined to be invalid or not infringed by the generic drug. Prior to enactment of the Hatch-Waxman amendments, the FDA did not consider the patent status of a previously approved drug. In addition, under the Hatch-Waxman amendments, statutory non-patent exclusivity periods are established following approval of certain listed drugs, where specific criteria are met by the drug. If exclusivity is applicable to a particular listed drug, the effective date of approval of

ANDAs for the generic version of the listed drug is usually delayed until the expiration of the exclusivity period, which, for newly approved drugs, can be either three or five years. The Hatch-Waxman amendments also provide for extensions of up to five years for certain patents covering drugs to compensate the patent holder for the reduction in the effective market life of the patented drug resulting from the time spent in the federal regulatory review process.

During 1995, patent terms for a number of listed drugs were extended when the Uruguay Round Agreements Act (the “URAA”) went into effect in order to implement the General Agreement on Tariffs and Trade (“GATT”) to which the United States became a treaty signatory in 1994. Under GATT, the term of patents was established as 20 years from the date of patent application. In the United States, the patent terms historically have been calculated at 17 years from the date of patent grant. The URAA provided that the term of issued patents be either the existing 17 years from the date of patent grant or 20 years from the date of application, whichever was longer. The effect generally was to extend the patent life of already issued patents, thus delaying FDA approvals of applications for generic products.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 streamlined the generic drug approval process by limiting a drug company to only one 30-month stay of a generic drug’s entry into the market for resolution of a patent challenge for ANDAs filed after August 18, 2003. This rule was designed to help maintain a balance between the innovator companies’ intellectual property rights and the desire to allow generic drugs to be brought to the market in a timely fashion.

The FDA issued a final rule on June 18, 2003 (the “final rule”), clarifying the types of patents that innovators must submit for listing and prohibiting the submission of patents claiming packaging, intermediates or metabolite innovations. Patents claiming a different polymorphic form of the active ingredient described in an NDA must be submitted if the NDA holder has test data demonstrating that the drug product containing the polymorph will perform in the same way as the drug product described in the NDA. These changes are consistent with concerns raised in 2002 by the FTC in its report on generic drugs. The final rule also clarifies the type of patent information that is required to be submitted and revises the declaration that NDA applicants must provide regarding their patents to help ensure that NDA applicants submit only appropriate patents.

The final rule was intended to make the patent submission and listing process more efficient, as well as to enhance the ANDA and 505(b)(2) application (described below) approval process. The changes were designed to enable consumers to save billions of dollars each year by making it easier for generic drug manufacturers to get safe and effective products on the market when the appropriate patent protection expires.

Section 505(b)(2) was added to the Federal Food, Drug, and Cosmetic Act by the Hatch-Waxman amendments. This provision permits the FDA to rely, for approval of an NDA, on data not developed by the applicant. A 505(b)(2) application must include identification of the listed drug for which the FDA has made a finding of safety and effectiveness and on which finding the applicant relies in seeking approval of its proposed drug product. A 505(b)(2) application may rely on studies published in scientific literature or an FDA finding of safety and/or efficacy for an approved product for support, in addition to clinical studies performed by the applicant.

The approval of a 505(b)(2) application may result in three years of exclusivity under the Hatch-Waxman amendments if one or more of the clinical studies (other than bioavailability/bioequivalence studies) were essential to the approval of the application and was conducted by the applicant. The approval of a 505(b)(2) application may result in five years of exclusivity if it is for a new chemical entity. If appropriate under U. S. patent laws, 505(b)(2) NDAs are eligible for the FDA’s patent certification protection. Such approvals have the potential to be delayed due to patent and exclusivity rights that apply to the listed drug.

Pricing Regulation

Successful commercialization of our products depends, in part, on the availability of governmental and third-party payor reimbursement for the cost of our products. Government authorities and third-party payors increasingly are challenging the price of medical products and services. On the government side, there is a heightened focus, at both the federal and state levels, on decreasing costs and reimbursement rates in Medicaid, Medicare and other government insurance programs. This has led to an increase in federal and state legislative initiatives related to drug prices, which could significantly influence the purchase of pharmaceutical products, resulting in lower prices and changes in product demand. With respect to the Medicaid program, certain proposed provisions of the Deficit Reduction Act of 2005 went into effect January 1, 2007, and a final rule went into effect as of October 1, 2007, that resulted in changes to certain formulas used to calculate pharmacy reimbursement under Medicaid (currently under a stay of execution). If enacted, these changes could lead to reduced payments to pharmacies. Many states have also created preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If our current products or future drug candidates are not included on these preferred drug lists, physicians may not be inclined to prescribe them to their Medicaid patients, thereby diminishing the potential market for our products.

Moreover, government regulations regarding reporting and payment obligations are complex, and we are continually evaluating the methods we use to calculate and report the amounts owed with respect to Medicaid and other government pricing programs. Our calculations are subject to review and challenge by various government agencies and authorities, and it is possible that any such review could result either in material changes to the method used for calculating the amounts owed to such agency or the amounts themselves. Because the process for making these calculations, and our judgments supporting these calculations, involve subjective decisions, these calculations are subject to audit. In the event that a government authority challenges or finds ambiguity with regard to our report of payments, such authority may impose civil and/or criminal sanctions, which could have a material adverse effect on our business. From time to time we conduct routine reviews of our government pricing calculations. These reviews may have an impact on government price reporting and rebate calculations used to comply with various government regulations regarding reporting and payment obligations.
Fraud and Abuse Regulation

Pharmaceutical companies are subject to various federal and state laws relating to sales and marketing practices intended to combat health care fraud and abuse. These include anti-kickback laws, false claims laws and FDA regulation of advertising and promotion of pharmaceutical products. We have incurred and will continue to incur costs to comply with these laws. While we intend to comply in all respects with fraud and abuse laws, there has been an increase in government enforcement efforts at both the federal and state level and, due to the breadth of regulation and the absence of guidance in some cases, it is possible that our practices might be challenged by government authorities. Violations of fraud and abuse laws may be punishable by civil and/or criminal sanctions including fines, civil monetary penalties, as well as the possibility of exclusion from federal health care programs. Any such violations could have a material adverse effect on our business.

AWP Litigation

Many government and third-party payors reimburse the purchase of certain prescription drugs based on a drug’s Average Wholesale Price or “AWP.” In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, which they have suggested have led to excessive payments by state and federal government agencies for prescription drugs. We, as well as numerous other pharmaceutical companies, were named as a defendant in various state and federal court actions alleging improper or fraudulent practices related to the reporting of AWP and additional actions are anticipated. See “—Legal Proceedings” and “Note 17—Commitments, Contingencies and Other Matters” in our unaudited consolidated financial statements included elsewhere in this prospectus for further information.

Drug Pedigree Laws

State and federal governments have proposed or passed various drug pedigree laws which can require the tracking of all transactions involving prescription drugs from the manufacturer to the pharmacy (or other dispensing) level. Companies are required to maintain records documenting the chain of custody of prescription drug products beginning with the purchase of such products from the manufacturer. Compliance with these pedigree laws requires implementation of extensive tracking systems as well as heightened documentation and coordination with customers and manufacturers. While we fully intend to comply with these laws, there is uncertainty about future changes in legislation and government enforcement of these laws. Failure to comply could result in fines or penalties, as well as loss of business that could have a material adverse effect on our financial results.

Federal Regulation of Authorized Generic Arrangements

As part of the Medicare Prescription Drug Improvement and Modernization Act of 2003, companies are required to file with the FTC and the DOJ certain types of agreements entered into between brand and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of brand drugs. This requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with brand pharmaceutical companies, and could result generally in an increase in private-party litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities.

Other

In addition to the U.S. federal government, various states and localities have laws regulating the manufacture and distribution of pharmaceuticals, as well as regulations dealing with the substitution of generic drugs for brand name drugs. Our operations are also subject to regulation, licensing requirements and inspection by the states and localities in which our operations are located and/or in which we conduct business.

Certain of our activities are also subject to FTC enforcement actions. The FTC enforces a variety of antitrust and consumer protection laws designed to ensure that the nation’s markets function competitively, are vigorous, efficient and free of undue restrictions.

We also are governed by federal and state laws of general applicability, including laws regulating matters of environmental quality, working conditions, health and safety, and equal employment opportunity.

Legal Proceedings

Unless otherwise indicated in the details provided below, we cannot predict with certainty the outcome or the effects of the litigations described below. The outcome of these litigations could include substantial damages, the imposition of substantial fines, penalties, and injunctive or administrative remedies; however, unless otherwise indicated below, at this time we are not able to estimate the possible loss or range of loss, if any, associated with these legal proceedings. From time to time, we may settle or otherwise resolve these matters on terms and conditions that we believe are in the best interests of the Company. Resolution of any or all claims, investigations, and legal proceedings, individually or in the aggregate, could have a material effect on our results of operations, cash flows or financial condition.

Corporate Litigation

We and certain of our former executive officers have been named as defendants in consolidated class action lawsuits filed in the U.S. District Court for the District of New Jersey on behalf of purchasers of our common stock between July 23, 2001 and July 5, 2006. The lawsuits followed our July 5, 2006 announcement regarding the restatement of certain of our financial statements and allege that we and certain members of our then management engaged in violations of the Exchange Act, by issuing false and misleading statements concerning our financial condition and results of operations.

On October 24, 2012, the parties participated in a mediation that resulted in an agreement in principle to settle the litigation. The parties entered into a formal stipulation of settlement that was subject to court approval after notice to the class. The court gave preliminary approval for the purpose of mailing notice to the class of the settlement, and on July 2, 2013, the court held the final approval hearing at which there were no objections to the settlement. On July 30, 2013, the court issued an opinion approving the settlement and awarding attorneys fees, litigation expenses, and a compensatory award to the plaintiff. The terms of the settlement provide for an $8.1 million payment to the class (excluding the above-mentioned fees, expenses, and award). The losses associated with the settlement are covered by insurance.

Patent Related Matters

On April 28, 2006, CIMA Labs, Inc. and Schwarz Pharma, Inc. filed separate lawsuits against us in the U.S. District Court for the District of New Jersey. CIMA and Schwarz Pharma each have alleged that we infringed U.S. Patent Nos. 6,024,981 (the “981 patent”) and 6,221,392 (the “392 patent”) by submitting a Paragraph IV certification to the FDA for approval of alprazolam orally disintegrating tablets. On July 10, 2008, the United States Patent and Trademark Office (“USPTO”) rejected all claims pending in both the 392 and 981 patents. On September 28, 2009, the USPTO’s Patent Trial and Appeal Board (“PTAB”) affirmed the Examiner’s rejection of all claims in the 981 patent, and on March 24, 2011, the PTAB affirmed the rejections pending for both patents and added new grounds for rejection of the 981 patent. On June 24, 2011, the plaintiffs re-opened prosecution on both patents at the USPTO. On May 13, 2013, the PTAB reversed outstanding rejections to the currently pending claims of the 392 patent reexamination application and affirmed a conclusion by the Examiner that testimony offered by the patentee had overcome other rejections. We intend to vigorously defend this lawsuit and pursue our counterclaims.

Unimed and Laboratories Besins Iscovesco (“Besins”) filed a lawsuit on August 22, 2003 against Paddock Laboratories, Inc. in the U.S. District Court for the Northern District of Georgia alleging patent infringement as a result of Paddock’s submitting an ANDA with a Paragraph IV certification seeking FDA approval of testosterone 1% gel, a generic version of Unimed Pharmaceuticals, Inc.’s Androgel®. On September 13, 2006, we acquired from Paddock all rights to the ANDA, and the litigation was resolved by a settlement and license agreement that permits us to launch the generic version of the product no earlier than August 31, 2015, and no later than February 28, 2016, assuring our ability to market a generic version of Androgel® well before the expiration of the patents at issue. On January 30, 2009, the Bureau of Competition for the FTC filed a lawsuit against us in the U.S. District Court for the Central District of California, subsequently transferred to the Northern District of Georgia, alleging violations of antitrust laws stemming from our court-approved settlement, and several distributors and retailers followed suit with a number of private plaintiffs’ complaints beginning in February 2009. On February 23, 2010, the District Court granted our motion to dismiss the FTC’s claims and granted in part and denied in part our motion to dismiss the claims of the private plaintiffs. On September 28, 2012, the District Court granted our motion to dismiss the private plaintiffs’ claims of sham litigation. On June 10, 2010, the FTC appealed the District Court’s dismissal of the FTC’s claims to the U.S. Court of Appeals for the 11th Circuit. On April 25, 2012, the Court of Appeals affirmed the District Court’s decision, and the Supreme Court of the United States subsequently granted the FTC’s petition for a writ of certiorari. On June 17, 2013, the Supreme Court reversed the 11th Circuit’s decision and remanded the case to the U.S. District Court for the Northern District of Georgia for further proceedings. We believe we have complied with all applicable laws in connection with the court-approved settlement and intend to continue to vigorously defend these actions.

On September 13, 2007, Santarus, Inc. and The Curators of the University of Missouri (“Missouri”) filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 6,699,885; 6 ,489,346; and 6,645,988 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 20 mg and 40 mg omeprazole/sodium bicarbonate capsules. On December 20, 2007, Santarus and Missouri filed a second lawsuit against us in the U.S. District Court for the District of Delaware alleging infringement of the patents because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 20 mg and 40 mg omeprazole/sodium bicarbonate powders for oral suspension. The complaints generally seek (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On March 4, 2008, the cases pertaining to our ANDAs for omeprazole capsules and omeprazole oral suspension were consolidated for all purposes. On April 14, 2010, the District Court ruled in our favor, finding that plaintiffs’ patents were invalid as being obvious and without adequate written description. Santarus appealed to the U.S. Court of Appeals for the Federal Circuit, and we cross-appealed the District Court’s decision of enforceability of plaintiffs’ patents. On July 1, 2010, we launched our generic Omeprazole/Sodium Bicarbonate product. On September 4, 2012, the Court of Appeals affirmed-in-part and reversed-in-part the District Court’s decision. On December 10, 2012, our petition for rehearing and rehearing en banc was denied without comment. A jury trial is now scheduled in the District Court for November 3, 2014. A contingent liability of $9 million was recorded on our condensed consolidated balance sheet as of December 31, 2012 and June 30, 2013 for this matter. We can give no assurance that final resolution of this legal proceeding will not exceed the amount of the reserve. We have ceased further distribution of our generic omeprazole/sodium bicarbonate 20 mg and 40 mg capsule product pending further developments. We will continue to vigorously defend this action.

On September 20, 2010, Schering-Plough HealthCare Products, Santarus, Inc., and the Curators of the University of Missouri filed a lawsuit against us in the U.S. District Court for the District of New Jersey. The complaint alleges infringement of U.S. Patent Nos. 6,699,885; 6,489,346; 6,645,988; and 7,399,772 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of a 20mg/1100 mg omeprazole/sodium bicarbonate capsule, a version of Schering-Plough’s Zegerid OTC®. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. The case was stayed pending the decision by the Court of Appeals on the prescription product appeal described in the preceding paragraph, and the parties agreed to be bound by such decision for purposes of the OTC product litigation. The case was re-opened on October 3, 2012, and a bench-trial is scheduled for January 26, 2015. We intend to defend this action vigorously.

On December 11, 2007, AstraZeneca Pharmaceuticals, LP, AstraZeneca UK Ltd., IPR Pharmaceuticals, Inc. and Shionogi Seiyaku Kabushiki Kaisha filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges patent infringement because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5 mg, 10 mg, 20 mg and 40 mg rosuvastatin calcium tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On June 29, 2010, the District Court ruled in favor of the plaintiffs, and we appealed the decision to the U.S. Court of Appeals for the Federal Circuit. On December 15, 2010, the District Court granted our motion to dismiss a second case brought by AstraZeneca, which decision was affirmed by the U.S. Court of Appeals for the Federal Circuit on February 9, 2012. On December 14, 2012, the District Court’s decision in the first case was affirmed, and defendants’ petition for panel rehearing and rehearing en banc was denied on February 15, 2013.

On November 14, 2008, Pozen, Inc. filed a lawsuit against us in the U.S. District Court for the Eastern District of Texas. The complaint alleges infringement of U.S. Patent Nos. 6,060,499; 6,586,458; and 7,332,183, because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 500 mg/85 mg naproxen sodium/sumatriptan succinate oral tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On April 14, 2011, the Court granted a preliminary injunction to Pozen that prohibits us from launching our generic naproxen/sumatriptan product before the issuance of a final decision in the case. On August 5, 2011, the Court ruled in favor of Pozen and against us on infringement, validity, and enforceability. The U.S. Court of Appeals for the Federal Circuit affirmed the District Court’s ruling on September 28, 2012, and we filed our petition for en banc rehearing on October 31, 2012. On July 19, 2013, our rehearing petition was denied without comment and the mandate was issued on July 29, 2013.

On April 29, 2009, Pronova BioPharma ASA filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 5,502,077 and 5,656,667 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of omega-3-acid ethyl esters oral capsules. On May 29, 2012, the District Court ruled in favor of Pronova in the initial case, and we appealed to the U.S. Court of Appeals for the Federal Circuit on June 25, 2012. An oral hearing was held on May 8, 2013, and we await the Court’s decision. We will continue to pursue this appeal vigorously.

On October 4, 2010, UCB Manufacturing, Inc. filed a verified complaint in the Superior Court of New Jersey, Chancery Division, Middlesex, naming us, our development partner Tris Pharma, and Tris Pharma’s head of research and development, Yu- Hsing Tu. The complaint alleges that Tris and Tu misappropriated UCB’s trade secrets and, by their actions, breached contracts and agreements to which UCB, Tris, and Tu were bound. The complaint further alleges unfair competition against Tris, Tu, and us relating to the parties’ manufacture and marketing of generic Tussionex®seeking a judgment of misappropriation and breach, a permanent injunction and disgorgement of profits. On June 2, 2011, the court granted Tris’s motion for summary judgment dismissing UCB’s claims, and UCB appealed. An oral hearing was held on April 8, 2013. We intend to vigorously defend the lawsuit.

On January 12, 2011, GlaxoSmithKline, LLC filed a lawsuit against our subsidiary, Anchen, in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 5,565,467 because Anchen submitted an ANDA with a Paragraph IV certification seeking FDA approval of an oral capsule of 0.5 mg dutasteride and an oral capsule of 0.5/0.4 mg dutasteride/ tamsulosin. The case was dismissed on January 24, 2013 pursuant to a confidential settlement agreement.

On August 10, 2011, Avanir Pharmaceuticals, Inc. et al. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,659,282 and RE38,155 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oral capsules of 20 mg dextromethorphan hydrobromide and 10 mg quinidine sulfate. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Our case was consolidated with those of other defendants, Actavis, Impax, and Wockhardt. A Markman ruling was entered December 3, 2012 and a bench trial is scheduled for September 9, 2013. We intend to defend this action vigorously.

On September 1, 2011, we, along with EDT Pharma Holdings Ltd. (now known as Alkermes Pharma Ireland Limited) (Elan), filed a complaint against TWi (“TWi”) of Taiwan in the U.S. District Court for the District of Maryland and another complaint against TWi on September 2, 2011, in the U.S. District Court for the Northern District of Illinois. In both complaints, Elan and we allege infringement of U.S. Patent No. 7,101,576 because TWi filed an ANDA with a Paragraph IV certification seeking FDA approval of a generic version of Megace® ES. Our complaint seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On July 17, 2013, the Court granted in part and denied in part TWi’s motion for summary judgment of invalidity and noninfringement and granted summary judgment in our favor dismissing two of TWi’s invalidity defenses. A bench trial is scheduled for October 7, 2013. We intend to prosecute this infringement case vigorously.

On October 28, 2011, Astra Zeneca, Pozen, Inc., and KBI-E Inc., filed a lawsuit against our subsidiary, Anchen Pharmaceuticals, in the U.S. District Court for the District of New Jersey. The complaint alleges infringement of U.S. Patent No. 6,926,907; 6,369,085; 7,411,070; and 7,745 ,466 because Anchen submitted an ANDA with a Paragraph IV certification seeking FDA approval of delayed-release oral tablets of 375/20 and 500/20 mg naproxen/esomeprazole magnesium. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A Markman ruling was entered on May 1, 2013. We will continue to defend this action vigorously.

On November 10, 2011, Celgene and Novartis filed a lawsuit against us in the U.S. District Court for the District of New Jersey, and Alkermes plc (formerly Elan) filed a lawsuit against us in the U.S. District Court for the District of Delaware the following day. The complaint in the Delaware case alleged infringement of U.S. Patent Nos. 6,228,398 and 6,730,325 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5, 10, 15, 20, 25, 30, and 35 mg dexmethylphenidate hydrochloride extended release capsules. The complaint in the New Jersey case alleged infringement of U.S. Patent Nos. 5,908,850; 6,355,656; 6,528, 530; 5,837,284; 6,635,284; and 7,431,944 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5, 10, 15, 20, 25, 30, 35, and 40 mg dexmethylphenidate extended release capsules. The cases were terminated on March 25, 2013, by stipulation and pursuant to confidential settlement agreements.

On March 28, 2012, Horizon Pharma Inc. and Horizon Pharma USA Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 8,067,033 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oral tablets of 26.6/800 mg famotidine/ibuprofen. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Trial is scheduled for April 28, 2014. We intend to defend this action vigorously.

On April 4, 2012, AR Holding Company, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,619,004; 7,601,758; 7,820,681; 7,915,269; 7,964,647; 7,964,648; 7,981,938; 8,093,296; 8,093,297; and 8,097,655 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oral tablets of 0.6 mg colchicine. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial is scheduled for June 19, 2014. We intend to defend this action vigorously.

On August 22, 2012, we were added as a defendant to the action pending before the U.S. District Court for the Northern District of California brought by Takeda Pharmaceuticals, originally against Handa Pharmaceuticals. Takeda’s complaints allege infringement of U.S. Patent Nos. 6,462,058; 6,664,276; 6,939,971; 7,285,668; 7,737,282; and 7,790,755 because Handa submitted an ANDA with a Paragraph IV certification to the FDA for approval of dexlansoprazole delayed release capsules, 30 mg and 60 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We assumed the rights to this ANDA and intend to defend this action vigorously. A bench trial was held on June 5-13, 2013. On April 26, 2013, we filed a declaratory judgment complaint in the U.S. District Court for the Northern District of California in view of U.S. Patent Nos. 8,105,626 and 8,173,158, and another in the same court on July 9, 2013 with respect to U.S. Patent No. 8,461,187, in each case against Takeda Pharmaceuticals, and asserting that the patents in questions are not infringed, invalid, or unenforceable. We intend to prosecute these actions vigorously.

On October 25, 2012, Purdue Pharma L.P. and Transcept Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the District of New Jersey. The complaint alleged infringement of U.S. Patent Nos. 8,242,131 and 8,252,809 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of zolpidem tartrate sublingual tablets 1.75 and 3.5 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Pre-trial briefs are due October 24, 2014. We intend to defend this action vigorously.

On October 31, 2012, Acura Pharmaceuticals, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleged infringement of U.S. Patent No. 7,510,726 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oxycodone oral tablets 5 and 7.5 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial is scheduled for October 27, 2014. We intend to defend this action vigorously.

As a result of our November 2012 acquisition from Watson of an ANDA with a Paragraph IV certification seeking FDA approval of mixed amphetamine salts extended release capsules 5, 10, 15, 20, 25 and 30 mg, we became a defendant in a litigation brought by Shire PLC then pending against Watson in the U.S. District Court for the Southern District of New York. On January 24, 2013, pursuant to a confidential settlement agreement between us and Shire PLC, we were dismissed from the case.

On December 19, 2012, Endo Pharmaceuticals and Grunenthal filed a lawsuit against us in the U.S. District Court for the Southern District of New York. The complaint alleges infringement of U.S. Patent Nos. 7,851,482; 8,114,383; 8,192,722; 8.309, 060; 8,309,122; and 8,329,216 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of oxymorphone hydrochloride extended release tablets 40 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On December 19, 2012, we were substituted for Watson as defendant in litigation then pending in the U.S. District Court for the Northern District of Texas. The action was brought by Galderma USA against Watson for filing an ANDA with a Paragraph IV certification seeking FDA approval of adapalene/benzoyl peroxide topical gel 0.1%/2.5%. The complaint alleged infringement of U.S. Patents 8,071,644; 8,080,537; and 8,129,362. On May 21, 2013, the case was dismissed pursuant to a stipulation and confidential settlement agreement.

On January 8, 2013, we were substituted for Actavis as defendant in litigation then pending in the U.S. District Court for the District of Delaware. The action was brought by Novartis against Actavis for filing an ANDA with a Paragraph IV certification seeking FDA approval of rivastigmine transdermal extended release film 4.6 and 9.5 mg/24 hr. The complaint alleges infringement of U.S. Patents 5,602,176; 6,316,023; and 6,335,031 and generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A trial is scheduled for August 26, 2013. We intend to defend this action vigorously.

On January 15, 2013, we were substituted for Actavis as defendant in litigation then pending in the U.S. District Court for the Southern District of New York. The action was brought by Purdue Pharma and Grunenthal against Actavis for filing an ANDA with a Paragraph IV certification seeking FDA approval of oxycodone hydrochloride extended release tablets 10, 15, 20, 30, 40, 60, and 80 mg. The complaint alleges infringement of U.S. Patent No. 8,114,383 and generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A trial-ready date has been set for September 23, 2013. We intend to defend this action vigorously.

On January 31, 2013, Merz Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,638,552 and 7,816,396 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of glycopyrrolate oral solution. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial has been scheduled for December 8, 2014. We intend to defend this action vigorously.

On February 7, 2013, Sucampo Pharmaceuticals, Takeda Pharmaceuticals, and R-Tech Ueno filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 6,414,016; 7,795,312; 8,026,393; 8,071,613; 8,097,653; and 8,338,639 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of lubiprostone oral capsules 8 mcg and 24 mcg. The complaint seeks (i) a finding of infringement; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On May 14, 2013, Bayer Pharma AG, Bayer IP GMBH, and Bayer Healthcare Pharmaceuticals, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 6,362,178 and 7,696,206 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of vardenafil hydrochloride orally disintegrating tablets. The complaint seeks (i) a finding of infringement; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On May 15, 2013, Endo Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the Southern District of New York. The complaint alleges infringement of U.S. Patent Nos. 7,851,482; 8,309,122; and 8,329,216 as a result of our November 2012 acquisition from Watson of an ANDA with a Paragraph IV certification seeking FDA approval of non-tamper resistant oxymorphone hydrochloride extended release tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. While Watson had settled patent litigation relating to this product in October 2010, Endo is asserting patents that issued after that settlement agreement was executed. We intend to defend this action vigorously.

On June 19, 2013, Alza Corporation and Janssen Pharmaceuticals, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 8,163,798 as a result of our November 2012 acquisition from Watson of an ANDA with a Paragraph IV certification seeking FDA approval of methylphenidate hydrochloride extended release tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On June 21, 2013, we, along with Alkermes Pharma Ireland Ltd., filed a complaint against Breckenridge Pharmaceutical, Inc. in the U.S. District Court for the District of Delaware. In the complaint, we allege infringement of U.S. Patent Nos. 6,592,903 and 7,101,576 because Breckenridge filed an ANDA with a Paragraph IV certification seeking FDA approval of a generic version of Megace® ES. Our complaint seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to prosecute this infringement case vigorously.

Industry Related Matters

Beginning in September 2003, we, along with numerous other pharmaceutical companies, have been named as a defendant in actions brought by the Attorneys General of Illinois, Kansas, Louisiana and Utah, as well as a state law qui tam action brought on behalf of the state of Wisconsin by Peggy Lautenschlager and Bauer & Bach, LLC, alleging generally that the defendants defrauded the state Medicaid systems by purportedly reporting or causing the reporting of AWP and/or “Wholesale Acquisition Costs” that exceeded the actual selling price of the defendants’ prescription drugs. These cases generally seek some combination of actual damages, and/or double damages, treble damages, compensatory damages, statutory damages, civil penalties, disgorgement of excessive profits, restitution, disbursements, counsel fees and costs, litigation expenses, investigative costs, injunctive relief, punitive damages, imposition of a constructive trust, accounting of profits or gains derived through the alleged conduct, expert fees, interest and other relief that the court deems proper. On July 25, 2013, we reached an agreement in principle to resolve the claims brought by the state of Louisiana for $6 million, plus attorneys’ fees and courts costs. The proceedings have been stayed pending final resolution. The lawsuit brought by the state of Illinois is scheduled for trial on January 13, 2014. The lawsuit brought by the state of Kansas is scheduled for trial on April 6, 2015. The remaining lawsuits have yet to be scheduled for trial. To date, we have settled the lawsuits brought by the states of Alabama, Alaska, Florida, Hawaii, Idaho, Iowa, Kentucky, Massachusetts, Mississippi, Oklahoma, South Carolina, and Texas, as well as the suit brought by the city of New York and New York Counties, and the federal qui tam action brought on behalf of the United States by the pharmacy Ven-A-Care of the Florida Keys, Inc. During the three months ended June 30, 2013, we recorded an additional $3,300 thousand as “Settlements and loss contingencies, net” on the condensed consolidated statements of operations as we continue to periodically assess and estimate our remaining potential liability. A contingent liability of $17,217 thousand was recorded under the caption “Accrued legal settlements” on our condensed consolidated balance sheet as of June 30, 2013, in connection with the agreement in principle reached July 25, 2013 and remaining AWP actions. In each of the remaining matters, we have either moved to dismiss the complaints or answered the complaints denying liability. We will continue to defend or explore settlement opportunities in other jurisdictions as we feel are in our best interest under the circumstances presented in those jurisdictions. However, we can give no assurance that we will be able to settle the remaining actions on terms that we deem reasonable, or that such settlements or adverse judgments, if entered, will not exceed the amount of the reserve.

The Attorneys General of Florida, Indiana and Virginia and the United States Office of Personnel Management (the “USOPM”) have issued subpoenas, and the Attorneys General of Michigan, Tennessee, Texas, and Utah have issued civil investigative demands, to us. The demands generally request documents and information pertaining to allegations that certain of our sales and marketing practices caused pharmacies to substitute ranitidine capsules for ranitidine tablets, fluoxetine tablets for fluoxetine capsules, and two 7.5 mg buspirone tablets for one 15 mg buspirone tablet, under circumstances in which some state Medicaid programs at various times reimbursed the new dosage form at a higher rate than the dosage form being substituted. We have provided documents in response to these subpoenas to the respective Attorneys General and the USOPM. The aforementioned subpoenas and civil investigative demands culminated in the federal and state law qui tam action brought on behalf of the United States and several states by Bernard Lisitza. The complaint was unsealed on August 30, 2011. The United States intervened in this action on July 8, 2011 and filed a separate complaint on September 9, 2011, alleging claims for violations of the Federal False Claims Act and common law fraud. The states of Michigan and Indiana have also intervened as to claims arising under their respective state false claims acts, common law fraud, and unjust enrichment. On July 13, 2012, we filed an Answer and Affirmative Defense to Indiana’s Amended Complaint. We intend to vigorously defend these lawsuits.

We have also been named a defendant in a putative federal class action brought by the United Food and Commercial Workers Unions and Employers Midwest Health Benefits Fund under the Federal Racketeer Influenced and Corrupt Organizations Act alleging the same general conduct as set forth in the preceding paragraph. We filed a motion to dismiss the complaint on March 26, 2012, which was granted on July 26, 2012. On July 8, 2013, the U.S. Court of Appeals for the Seventh Circuit affirmed the dismissal.

Department of Justice Matter

On March 19, 2009, we were served with a subpoena by the DOJ requesting documents related to Strativa’s marketing of Megace® ES. The subpoena indicated that the DOJ was investigating promotional practices in the sales and marketing of Megace® ES. We cooperated with the DOJ in this inquiry.

On March 5, 2013, we entered into a settlement agreement with the DOJ that terminated the DOJ’s investigation. The settlement agreement provided for a payment by the Company of a sum total of approximately $45 million (plus interest and fees) and included a plea agreement with the New Jersey Criminal Division of the DOJ in which the Company admitted to a single count of misdemeanor misbranding, a civil settlement with the DOJ, a state settlement encompassing forty nine states (one state declined to participate due to the small amount of its potential recovery), and a release from each of these entities in favor of the Company related to the practices at issue in the terminated investigation.

Declaratory Judgment

On October 14, 2011, we filed a declaratory complaint and a motion for preliminary injunction in the U.S. District Court for the District of Columbia seeking to preserve our First Amendment right to provide truthful information to physicians and other healthcare providers about the FDA-approved, on-label use of Megace® ES. As part of the settlement agreement we entered into with the DOJ on March 5, 2013, we filed a motion to dismiss the declaratory complaint and motion for preliminary injunction on March 5, 2013.

Other

We are, from time to time, a party to certain other litigations, including product liability litigations. We believe that these litigations are part of the ordinary course of our business and that their ultimate resolution will not have a material effect on our financial condition, results of operations or liquidity. We intend to defend or, in cases where we are the plaintiff, to prosecute these litigations vigorously.

MANAGEMENT

Directors and Executive Officers

Our current Board of Directors (the “Board”) consists of three members. Because we are an indirect wholly-owned subsidiary of Parent, ultimate control resides with the Board of Directors of Parent (the “Parent Board” and, collectively with the Board, the “Boards”), which is owned by individual investors and private investment firms affiliated with TPG. The Parent Board consists of five members, who have been selected pursuant to the terms of a stockholders agreement with the Sponsor. Because all of our directors and Parent’s directors are either employees of the Company or are employees or consultants of the Sponsor, none of our or Parent’s current directors can be considered independent under the independence standards of the NYSE.

Below is a list of names, ages and positions, and a brief account of the business experience, of the individuals who are serving as our executive officers, our directors and as directors of Parent as of August 1, 2013.

Name	Age	Position
Paul V. Campanelli	51	Chief Executive Officer; Director, Sky Growth Holdings Corporation and Par Pharmaceutical Companies, Inc.
Thomas J. Haughey	49	President; Director, Par Pharmaceutical Companies, Inc.
Michael A. Tropiano	56	Executive Vice President and Chief Financial Officer; Director, Par Pharmaceutical Companies, Inc.
Patrick G. LePore	58	Director, Sky Growth Holdings Corporation (Chairman)
Todd B. Sisitsky	41	Director, Sky Growth Holdings Corporation
Jeffrey K. Rhodes	38	Director, Sky Growth Holdings Corporation
Sharad Mansukani	44	Director, Sky Growth Holdings Corporation

Mr. Campanelli has served as Chief Executive Officer and as a member of the Boards since September 2012 following the closing of the Acquisition. Previously, he served as our Chief Operating Officer from November 2011 to September 2012 and as Executive Vice President from February 2007 to November 2011. He also served as President of Par Pharmaceutical, our generic products division, from February 2007 to November 2011. As of November 2011, he assumed responsibility for Strativa Pharmaceuticals, our branded products division. He was Executive Vice President, Business Development and Licensing of Par Pharmaceutical from September 2006 to March 2007. Mr. Campanelli also served as Par Pharmaceutical’s Senior Vice President, Business Development and Licensing, from March 2004 to September 2006, and as Vice President, Business Development, from April 2002 to March 2004. Mr. Campanelli’s past and ongoing management experience in the pharmaceutical industry as well as his intimate understanding of our day-to-day operations as Chief Executive Officer led to the conclusion that he should serve as a director of the Company and Parent.

Mr. Haughey was promoted to President in November 2011 and became a member of the Board following the closing of the Acquisition in September 2012. Prior to his promotion, he had served as Chief Administrative Officer since October 2008, as Executive Vice President since March 2006 and as General Counsel and Secretary since November 2003. Prior to joining us, Mr. Haughey had served for more than five years as Legal Director of Licensing in the Law Department of Schering-Plough Corporation. Mr. Haughey’s extensive experience in the pharmaceutical industry and his legal knowledge of the industry led to the conclusion that he should serve as a director of the Company.

Mr. Tropiano has served as Executive Vice President and Chief Financial Officer since July 2010 and became a member of the Board following the closing of the Acquisition in September 2012. He joined the Company in August 2005 as Vice President and Treasurer. Before joining the Company, Mr. Tropiano served from 2001 to July 2005 as Vice President and Corporate Treasurer of Medpointe Pharmaceuticals and Assistant Treasurer from 1984 to 2001 of Carter-Wallace, Inc. Mr. Tropiano is a Chartered Financial Consultant. Mr. Tropioano’s direct knowledge of the Company’s strategy and operations through his service as Executive Vice President and Chief Financial Officer and his extensive finance experience led to the conclusion that he should serve as a director of the Company.

Mr. LePore has served as Executive Chairman of Parent following the closing of the Acquisition until January 31, 2013, and as Chairman since that time. For more than the past five years until the closing of the Acquisition, Mr. LePore served as Chairman of the Board and Chief Executive Officer (and President until November 2011). He was a director of the Company from May 2006 until January 31, 2013. From 2002 to 2005, Mr. LePore was President of the healthcare marketing group at Cardinal Health, Inc. From 1984 until 2002, he was with BLP Group Companies, a full service medical communication/education company, ultimately as Chairman, President and Chief Executive Officer. BLP Group Companies was sold to Cardinal Health in 2002. Mr. LePore currently serves on the Board of PharMerica Corporation (NYSE:PMC), a pharmacy management service provider in long-term care settings and in the home. He is also a trustee of Villanova University. Mr. LePore’s knowledge of the Company and our industry based on his experience as our former Chief Executive Officer and his experience as a pharmaceutical executive and board member of pharmaceutical companies led to the conclusion that he should serve as a director of Parent.

Mr. Sisitsky has been a director of Parent since the closing of the Acquisition in September 2012. Mr. Sisitsky is a partner of TPG, where he leads the firm’s investment activities in the healthcare services, pharmaceutical and medical device sectors. He has played leadership roles in connection with TPG’s investments in Aptalis Pharma (GI-focused specialty pharmaceutical company), Biomet (leading orthopedic implant manufacturer), Fenwal Transfusion Therapies (blood product technologies business), IASIS Healthcare (Tennessee-based acute care hospital company), Surgical Care Affiliates (ambulatory surgery center business carved out from HealthSouth Corporation), HealthScope (hospital and pathology company based in Australia), IMS Health (leading global data services and consulting business to several segments of the healthcare industry) and Immucor (leading automated blood screening and testing business). Mr. Sisitsky serves on the board of directors of IASIS Healthcare Corp., Fenwal, Inc., Surgical Care Affiliates, IMS Health and Aptalis Pharma. He also serves on the board of the global non-for-profit organization, the Campaign for Tobacco Free Kids, as well as on the Dartmouth Medical School Board of Overseers. Prior to joining TPG in 2003, Mr. Sisitsky was with Forstmann Little & Company and Oak Hill Capital Partners. Mr. Sisitsky’s financial expertise as well as his experience as a director of other privately-held companies in the healthcare industry led to the conclusion that he should serve as a director of Parent.

Mr. Rhodes has been a director of Parent since the closing of the Acquisition in September 2012. Mr. Rhodes is a principal of TPG where he helps lead the firm’s investment activities in the healthcare services, pharmaceutical and medical device sectors. He is involved with TPG’s investments and serves on the board of directors of Biomet, IMS Health, Immucor and Surgical Care Affiliates. Prior to joining TPG in 2005, Mr. Rhodes was with McKinsey & Company and Article27 LTD, a start-up software company. He was a founding board member of the Healthcare Private Equity Association, a non-profit trade association that represents the U.S. healthcare private equity industry. Mr. Rhodes’s financial expertise as well as his experience as a director of other privately-held companies in the healthcare industry led to the conclusion that he should serve as a director of Parent.

Dr. Mansukani has been a director of Parent since the closing of the Acquisition in September 2012. He serves as an advisor to TPG and as strategic advisor to the Board of Directors of Cigna Corp. Dr. Mansukani has served as Vice Chairman—Strategic Planning and has been a member of the board of directors of HealthSpring, Inc. since June 2010; from November 2008 to June 2010 he was Executive Vice President and Chief Strategy Officer. He serves on the board of directors of IASIS Healthcare Corp., Surgical Care Affiliates and IMS Health. He previously served as a senior advisor to the Administrator of Centers for Medicare and Medicaid Services (CMS) from 2003 to 2005, and as Senior Vice President and Chief Medical Officer of Health Partners, a non-profit Medicaid and Medicare health plan owned at the time by Philadelphia-area hospitals. Dr. Mansukani was appointed to Medicare’s Program Advisory and Oversight Committee by the Secretary of the Dept. of Health and Human Services, which was established by the U.S. Congress and is tasked to advise Medicare upon CMS payment policies. He serves on the editorial boards of the American Journal of Medical Quality, Managed Care, Biotechnology Healthcare, and American Health & Drug Benefits. Dr. Mansukani completed a residency and fellowship in ophthalmology at the University of Pennsylvania, School of Medicine, a fellowship in quality management and managed care at the Wharton School of Business and is board certified in medical management by the American College of Physician Executives. Dr. Mansukani’s expertise in the fields of medicine, managed care and medical management as well as his experience as a director and/or advisor to CMS and other privately-held companies in the healthcare industry led to the conclusion that he should serve as a director of Parent.

The executive officers of Parent and Par Pharmaceutical, Inc., our wholly owned and principal operating subsidiary, are Mr. Campanelli as Chief Executive Officer; Mr. Haughey as President; and Mr. Tropiano as Executive Vice President and Chief Financial Officer. Each of Messrs. Campanelli, Haughey and Tropiano also serves on the board of directors of Par Pharmaceutical, Inc.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis describes our executive compensation philosophy and objectives and each of the key elements of our compensation program for 2012 as they applied to the individuals identified in the “Summary Compensation Table” below.

This discussion primarily reflects the decisions made and actions taken with respect to our 2012 compensation programs prior to the Acquisition. During that time, our compensation programs were conducted by the Compensation and Management Development Committee of our then existing board of directors (the “pre-Acquisition Board”) (the “Par Compensation Committee”), which was comprised solely of independent directors. This discussion also highlights certain changes made to our compensation programs following the consummation of the Acquisition. In connection with the Acquisition, the vesting of all then-outstanding unvested equity incentive awards was accelerated and all outstanding equity incentive awards were cashed out pursuant to the terms and conditions of the Acquisition agreement or rolled over into equity of Parent pursuant to individual rollover agreements. Parent Board was responsible for making equity-related compensation decisions for our Named Executives (as defined below) following the Acquisition, and it established a new equity incentive plan and granted awards under this plan in September and October 2012. In addition, a new Compensation and Management Development Committee of Parent Board was appointed (the “Parent Compensation Committee” and, together with the Par Compensation Committee, the “Compensation Committees”), consisting of Messrs. Campanelli, LePore and Sisitsky and Dr. Mansukani. The role of the Parent Compensation Committee following the consummation of the Acquisition has remained substantially similar to that of the Par Compensation Committee prior to the consummation of the Acquisition. The Par Compensation Committee no longer serves any role in setting compensation for our executives.

We use the term “executive” to refer generally to the participants of the various compensation programs discussed below. The capitalized term “Named Executives” refers to the following executive officers and officers whose compensation is required to be reported in the “Summary Compensation Table.”

Name	Position
Paul V. Campanelli	Chief Executive Officer (post-Acquisition)
Patrick G. LePore	Chief Executive Officer (pre-Acquisition) and Executive Chairman (post-Acquisition)*
Thomas J. Haughey	President
Michael A. Tropiano	Executive Vice President and Chief Financial Officer

*	Mr. LePore served as Executive Chairman until January 31, 2013 and since that time has served as (non-employee) Chairman of the Parent Board.

Compensation Philosophy and Policies Regarding Executive Compensation

Our overall compensation goal is to provide competitive levels of total compensation necessary to attract and retain talented executives who will contribute to our financial success. Our executive compensation program is guided by a “pay for performance” philosophy intended to align executives’ interests with those of our stockholders. Therefore, we provide a substantial portion of executives’ overall compensation opportunity in the form of an annual incentive bonus, which is subject to the achievement of our financial and strategic business objectives. We also provide a substantial portion of executives’ overall compensation opportunity in the form of equity compensation, the value of which is directly tied to our stock performance. Prior to the Acquisition, equity compensation chiefly took the form of annual grants of stock option awards, restricted stock awards and other equity compensation. Following the Acquisition, equity compensation has chiefly taken the form of a single grant of stock options (with additional grants expected to be made in limited circumstances, such as in connection with executive promotions).

The following principles influence and guide our compensation decisions:

•	compensation should attract, motivate and retain qualified executives;

•	compensation should reflect a “pay for performance” philosophy by focusing on results and strategic objectives;

•	compensation should reflect accountability and achievement; and

•	compensation decisions should reflect alignment with stockholder interests.

The Company and Parent, acting through the Boards, generally follow the same principles when making compensation decisions with respect to the Named Executives.

The Compensation Setting Process and Benchmarking

To help us establish the compensation levels for our Named Executives at the outset of 2012, we reviewed market compensation practices for similar positions at comparable companies. At the request of the Par Compensation Committee, management worked with Exequity LLP, an independent executive compensation consulting firm retained by the Par Compensation Committee, to assist us in assessing and updating our “peer group” companies, benchmarking the competiveness of our executive compensation programs against our “peer group” companies and industry compensation surveys, updating our pre-Acquisition Board on executive compensation trends and best practices, and other related executive compensation consulting services. Exequity was answerable to the Par Compensation Committee and was not engaged in any other material work for the Company.

Our “peer group” for 2012 consisted of the following group of generic and specialty pharmaceutical companies with which we compete for talent and which are similar to us in scope of operations or business focus:

• Amylin Pharmaceuticals	• Medicines Company	• Valeant Pharmaceuticals International
• Cephalon	• Medicis Pharmaceutical Corporation
• Cubist Pharmaceuticals		• Viropharma
• Endo Pharmaceuticals	• Perrigo Company	• Warner Chilcott
• Impax Laboratories	• Salix Pharmaceuticals	• Watson Pharmaceuticals

We also utilized compensation survey data from different compensation surveys, including Radford Global Life Sciences Survey and the SIRS Executive Compensation Survey, sponsored by ORC Worldwide.

Management played a role in the compensation-setting process for 2012, other than compensation for the Chief Executive Officer. The Chief Executive Officer and Senior Vice President of Human Resources worked with the Par Compensation Committee Chairman in establishing the agenda for committee meetings and, at the Par Compensation Committee’s request, participated in committee meetings to provide compensation recommendations as to our executives (other than themselves).

Following the Acquisition, neither the Parent Compensation Committee nor the Parent Board engaged in formal benchmarking practices with a third-party consultant. However, based upon an informal review of peer group companies, we believe that each component of our executive compensation following the Acquisition was aligned with competitive market practices and levels for executives from competitor organizations of comparable revenue and market capitalization size and other pharmaceutical companies that we compete with for talent.

Components of Executive Compensation and Decisions Related to 2012 Compensation for Named Executives

Described below are the key components and objectives of our executive compensation program for 2012 as it relates to our Named Executives. Other than as noted below, the executive compensation components following the Acquisition have remained substantially similar to those prior to the Acquisition.

Base Salary

Base cash compensation is a critical element of executive compensation because it enables us to recruit and retain key executives. Prior to the Acquisition, base salaries generally were targeted at the median range of our “market” analysis of compensation surveys and proxy data from our “peer group” companies, taking into account individual abilities and achievements and the need to recruit and retain qualified individuals in a competitive market. In determining merit increases to base salaries, we considered a Named Executive’s achievement of his annual goals and objectives and other past performance, and competitive salary practices for comparable positions in our market analysis. We also measured base salary against the executive’s total direct compensation to ensure an appropriate mix of fixed and “at-risk” compensation.

Prior to the Acquisition, base salaries for 2012 were set during the 2011-2012 annual merit assessment. Following the Acquisition, base salaries for our Named Executives were set forth in amended and restated employment agreements that were negotiated between each individual, on the one hand, and Parent/Par Pharmaceutical, Inc., on the other hand. Base salaries for all of our Named Executives are reflected in the “Summary Compensation Table” below.

Annual Cash Incentive

We provide an annual cash bonus opportunity to our Named Executives under our annual incentive program to drive Company and individual performance. Cash bonus payouts under the program are contingent on the achievement of our financial and strategic goals that are established at the beginning of the year by management under the guidance and ultimate approval of the Par Compensation Committee (for periods prior to the Acquisition) or the Parent Compensation Committee (for periods following the Acquisition). However, we do not follow a strict mathematical formula-based approach for determining the actual bonus awards; instead, we weighed each individual’s contribution to our performance in determining individual awards.

The “target” amount of each Named Executive’s cash bonus award is set as a percentage of his base salary. As position and responsibility increase, a greater portion of the Named Executive’s overall cash compensation opportunity is attributable to the annual incentive program, subjecting it to the achievement of our performance targets and thus placing it “at risk.” Accordingly, for 2012 the target bonus amount originally was set at 100% of base salary for Mr. LePore, 75% of base salary for Messrs. Haughey and Campanelli and 60% of base salary for Mr. Tropiano. Under the amended and restated employment that Parent and Par Pharmaceutical, Inc. entered with Mr. Campanelli in connection with the consummation of the Acquisition, his target bonus amount for 2012 increased to 100% of base salary.

The chief component of the bonus funding target for 2012 consisted of key financial metric targets approved by our pre-Acquisition Board at the beginning of the year and formally incorporated in the Company’s 2012 operating plan. The second component of the bonus funding target consisted of key strategic objectives that the pre-Acquisition Board determined would contribute to the longer-term growth of the Company and increased stockholder value. The following table sets forth the key financial targets set by the pre-Acquisition Board for 2012 and our actual performance for fiscal 2012:

2012 Financial Performance Objectives and Actual Performance

Financial Metric	2012 Performance Target	2012 Performance Result
Cash EPS	$3.25	$4.00
EBITDA	$232 Million	$266 Million
Return on capital employed	19.5%	24.7%
Net Income (adjusted cash)	$126 Million	$248 Million
Capital Spending	$20 Million	$17 Million
Adjusted Gross margin	$464 Million	$482 Million
Operating Expenses—adjusted	$253 Million	$234 Million
Cash Flow from Operating Activities	$157 Million	$281 Million

The key strategic objectives approved by our pre-Acquisition Board for 2012 included integrating our recent corporate acquisitions of Anchen and Par Formulations, increasing our product development efforts and product launches, and executing on new business development opportunities.

We set a minimum threshold and a maximum payout for cash bonus payments: In the event that less than 60% of our targeted 2012 Cash EPS were earned, there would be no bonus payable (irrespective of the executive’s performance); in the event that 140% or greater of targeted Cash EPS were achieved, executives would have the opportunity to earn up to 200% of their target bonus; and for performance within these parameters, the bonus pool would be funded at a level determined by our pre-Acquisition Board. The “Grants of Plan-Based Awards” table sets forth the hypothetical bonus awards available to the Named Executives in 2012 for achieving the minimum (or “threshold”) performance target, the “target” bonus award, and the maximum bonus award.

Following the Acquisition, the Parent Compensation Committee approved the bonus payouts under the 2012 annual cash incentive program based on the achievement of our financial and strategic goals set forth above and an assessment of the key accomplishments of each of the Named Executives. For actual amounts awarded to each Named Executive, see column “g” of the “Summary Compensation Table” below.

Supplemental Anchen Integration Bonus

In January 2012, the Par Compensation Committee approved a supplemental cash bonus opportunity for Mr. LePore with a target payout of $950,000 and a maximum payout of $1,900,000. Payment of this award was contingent upon the achievement of certain financial, operational and strategic goals related to the integration of Anchen in 2012. For the actual amount awarded to Mr. LePore in respect of this award, see column “d” of the “Summary Compensation Table” below.

Long-Term Incentive

Equity-based compensation is an important element of our compensation program for executives. We believe that equity-based compensation is an effective long-term incentive and retention tool.

2012 Long-Term Incentive Awards

We set total equity award opportunities for our Named Executives so that their respective target total compensation level would approximate the median target total compensation level for comparable positions in our “market” analysis of compensation surveys and proxy data from our “peer group” companies.

In the first quarter of 2012, management submitted recommendations to the Par Compensation Committee for annual grants of equity awards to executives. In setting the annual long-term incentive opportunity for each Named Executive, the Par Compensation Committee took into account the individual’s position, scope of responsibility, ability to affect profits and stockholder value, the individual’s historic and recent performance, the value of the grants in relation to other elements of total compensation, and competitive compensation practices in the market. For Messrs. Campanelli and Haughey, these equity awards consisted of a blend of stock options, restricted stock units and performance share units delivered in equal proportions of value (33 1/3% of economic value in stock options, 33 1/3% of economic value in restricted stock units and 33 1/3% of economic value in performance share units). The vesting of these awards was based in part on continued service to the Company and in part on Company performance goals. For Mr. Tropiano, these equity awards consisted of a blend of stock options and restricted stock delivered in equal proportions of value (50% of economic value in stock options and 50% of economic value in restricted stock). The vesting of these awards was based on continued service to the Company. Under the terms of the former employment agreement entered into between Mr. LePore and Par Pharmaceutical, Inc. on November 2, 2010, Mr. LePore was not eligible to participate in our 2012 annual long-term incentive program applicable to other executives.

In connection with the Acquisition, the equity-based compensation previously awarded to our Named Executives (and other executives) became fully vested and, together with all other equity held by them, were cashed-out based on the merger consideration of $50.00 per share (i.e., the offer price) or rolled over into equity of Parent pursuant to individual rollover agreements.

Following the Acquisition, Parent established the Sky Growth Holdings Corporation 2012 Equity Incentive Plan (the “2012 EIP”), pursuant to which Parent Board approved grants of options to purchase common stock of Parent (“Parent Options”) to senior management, including the Named Executives. The vesting of Parent Options are described in footnote 2 to the “Summary Compensation Table” below. In determining the size of each executive’s equity award, Parent Board considered factors such as the estimated long-term values of these awards, the size of prior awards granted to the executive, and the executive’s position and responsibilities. There is no program for making annual grants of equity-based awards under the 2012 EIP; however, a portion of the share pool established under the 2012 EIP remains unallocated and the Parent Compensation Committee intends to grant Parent Options out of the remaining portion of the share pool to newly-hired executives and to executives for promotions or excellence. In connection with the Acquisition, Parent also provided our Named Executives (and other executives) with the opportunity to roll over outstanding equity of the Company held by them immediately prior to the consummation of the Acquisition into equity of Parent.

Please see the “Grants of Plan-Based Awards” table below for additional information on equity-based awards granted to our Named Executives during fiscal 2012.

Traditional Employee Benefits and Executive Perquisites

In 2012, we maintained broad-based benefits programs for all eligible employees, including Named Executives, which included health insurance, life and disability insurance and dental insurance, to remain competitive in the marketplace and enable us to attract and retain quality employees. We maintained a 401(k) plan, in which eligible employees, including the Named Executives, were permitted to contribute from 1% to 25% of their compensation to the plan. Annually, we contributed matched employee contributions, including those made by Named Executives, to our 401(k) plan in an amount equal to 50% of up to 6% of the employee’s compensation.

In addition, we provided our Named Executives with perquisites and other personal benefits that we believed were reasonable and consistent with our overall compensation program and were intended to enable us to attract and retain highly-qualified employees for key positions. In 2012, perquisites granted to our Named Executives included an automobile allowance, supplemental life insurance and disability benefits.

Severance and Change of Control

We provide our Named Executives with certain benefits upon termination of their employment in various circumstances, including a change of control, pursuant to employment agreements and our Change in Control Severance Policy (the “Change in Control Policy”). However, the benefits payable to a Named Executive under the Change in Control Policy would be reduced by the severance benefits provided under any employment or severance agreement. We believe providing severance benefits to our Named Executives helps retain their continued services and keep them focused on the long-term interests of the Company. Please see “—Potential Payments Upon Termination or Change of Control” for a description of the benefits provided to our Named Executives upon termination of their employment in various circumstances.

Tax Consequences and Deductibility of Executive Compensation

Since the Acquisition, the equity securities of the Company are no longer publicly held; accordingly, Section 162(m) of the Internal Revenue Code (the “Code”) no longer applies to the Company.

Accounting Considerations with Regard to Compensation Practices

We review on an on-going basis our compensation programs and the impact of such compensation programs on our financial statements, including the accounting treatment of equity-based compensation, and our compensation decisions may be influenced by such factors. We made no compensation decisions in 2012 that were based primarily on any such factors.

Compensation Committee Interlocks and Insider Participation

During 2012, prior to the Acquisition, the following non-employee directors were members of the Par Compensation Committee: Dr. Melvin Sharoky, Mr. Joseph Smith and Mr. Patrick Zenner, each of whom resigned as of the Acquisition date. Following the Acquisition, the Parent Compensation Committee was established by the Parent Board consisting of Messrs. Campanelli, LePore and Sisitsky and Dr. Mansukani. None of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on the Boards or the Compensation Committees.

Compensation Risk Assessment

Based on an internal risk assessment of our compensation programs, we do not believe that they were designed in such a way as to encourage executives or other employees to take unnecessary risks that would be reasonably likely to have a material adverse effect on the Company.

Evaluation of Stockholder “Say on Pay” Vote Results

Following the Acquisition, we are no longer required to conduct a stockholder advisory vote on executive compensation, or “Say on Pay” vote. However, when establishing or modifying our compensation programs and arrangements for 2012 and our ongoing compensation philosophies and practices, we took into account the results of the “Say on Pay” vote that occurred at our 2011 annual meeting of stockholders. We also set the 2012 compensation for our Named Executives prior to receiving the results of the “Say on Pay” vote that occurred at our 2012 annual meeting of stockholders and determined that no changes were warranted to those compensation arrangements after receiving the results of that vote. In the 2011 and 2012 votes, an aggregate of over 94% and 84%, respectively, of the votes cast (taking into account abstentions) approved our compensation programs and policies. The Parent Compensation Committee believes that the strong support from our stockholders for the “Say on Pay” votes is evidence that a broad majority of our stockholders believed that our pay-for-performance policies were working and that those policies were aligned with our stockholders’ interests. Accordingly, we did not make any specific changes to our programs and policies in response to the “Say on Pay” votes. However, we will review our programs and policies going forward to determine whether changes to such programs and policies should be made to reflect the fact that the equity securities of the Company are no longer publicly held.

Payments to Named Executives in Connection with the Acquisition

At the time of the Acquisition, our Named Executives held shares of our common stock, outstanding options to purchase our common stock, and/or vested or unvested restricted stock, restricted stock units or performance share units. Upon the closing of the Acquisition, our Named Executives received the same consideration for their equity holdings in the Company as other such holders, unless they opted to roll over such equity into Parent equity. Specifically:

•	each outstanding share of our common stock was exchanged for a payment of $50.00 per share (i.e., the offer price);

•

all outstanding options to purchase shares of our common stock were cancelled and converted into the right to receive a cash payment equal to the excess of the offer price over the option exercise price; and

•

all vested and unvested restricted stock, restricted stock units and performance stock units were deemed vested and were cancelled and exchanged for a payment equal to the number of shares of our common stock underlying such award multiplied by the offer price.

Summary Compensation Table

The following table sets forth information regarding compensation earned for the fiscal years ended December 31, 2012, December 31, 2011, and December 31, 2010, by our Named Executives. We awarded or paid such compensation to all such persons for services rendered by them in all capacities during the 2012 fiscal year.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Award(1) ($)	Option Award(2) ($)	Non- Equity Incentive Plan Compensation(3) ($)		All Other Compensation(4) ($)	Total ($)
(a)	(b)	(c)	(d)		(e)	(f)	(g)		(h)	(i)
Paul V. Campanelli,	2012	615,385	—		1,666,698	9,067,841	550,000		26,043	11,925,967
Chief Executive Officer (5)	2011	447,885	—		324,987	275,017	450,000		24,393	1,522,282
	2010	382,885	—		325,011	313,855	350,000		24,393	1,396,144

Michael A. Tropiano,	2012	434,615	—		375,004	2,646,157	425,000		26,374	3,907,150
Executive Vice President and Chief Financial Officer	2011	374,039	—		674,977	253,853	375,000		26,224	1,704,093
	2010	307,058	—		312,510	108,646	245,000		24,729	997,943

Thomas J. Haughey,	2012	569,231	—		1,666,698	5,017,841	550,000		23,177	7,826,947
President	2011	447,885	—		324,987	275,018	450,000		23,027	1,520,917
	2010	382,885	—		350,005	338,006	300,000		23,027	1,393,923

Patrick G. LePore,	2012	798,077	950,000	(7)	—	1,201,500	5,265,750	(8)	26,812	8,242,139
Chairman and former Chief Executive Officer (6)	2011	898,654	—		1,849,984	—	1,600,000		25,312	4,373,950
	2010	847,500	—		749,999	724,286	1,300,000		25,312	3,647,097

(1)	Stock Awards: The amounts listed reflect the full grant date values in accordance with FASB ASC 718-10, Compensation—Stock Compensation. The amounts listed for the Named Executives pertain exclusively to the period prior to the Acquisition effective as of September 28, 2012. For assumptions used in determining these values, see “Note 14—Share-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Option awards: The amounts listed reflect the full grant date fair values in accordance with FASB ASC 718-10, Compensation—Stock Compensation. In conjunction with the Acquisition, the Named Executives were granted stock options in Parent, effectively granted as of October 31, 2012, under the terms of the 2012 EIP. Each such stock option grant was divided into two equal tranches of stock options. Tranche 1 options vest over a five year period from the date of grant, provided that the executive remains in continuous employment with the Company from the date of grant. Tranche 2 options vest based upon the executive’s remaining in continuous employment with the Company and the achievement of specified annual EBITDA targets. If any portion of the Tranche 2 options do not vest based on the achievement of the specified annual EBITDA targets for a particular year, such portion is eligible to vest on the next succeeding fiscal year if a cumulative EBITDA target is met. In circumstances where the specified annual or cumulative EBITDA targets are not met, Tranche 2 options may also vest in amounts of either 50% or 100% of the original award in the event that the Sponsor receives a specified level of return on investment calculated as a multiple of the original equity invested in the Company as of September 28, 2012 in respect of the shares of Parent common stock owned by them. For assumptions used in determining these values, see “Note 14—Share-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus.

In conjunction with the Acquisition, the Named Executives were given the opportunity to exchange their stock options in Par for stock options in Parent (“Rollover Stock Options”). The terms of the Par stock options exchanged for Rollover Stock Options were not extended. All Rollover Stock Options maintained their 10 year terms measured from the original grant date. All of the Rollover Stock Options were either vested prior to September 28, 2012 or their vesting was accelerated as of September 28, 2012 in accordance with the terms of the Par stock option agreements and the equity plan under which the options were granted. No additional vesting conditions were imposed on the holders of the Rollover Stock Options. No incremental value was recorded for the Rollover Stock Options at the exchange date (September 28, 2012). The ratio of exchange was based on the spread value of the Par stock options at September 28, 2012.

Mr. Campanelli exchanged 113,257 Par options for 3,341,403 Rollover Stock Options. Mr. Tropiano exchanged 45,339 Par options for 1,000,004 Rollover Stock Options. Mr. Haughey exchanged 102,599 Par options for 2,666,660 Rollover Stock Options.

(3)	Annual Incentive: Consists of amounts paid pursuant to our annual incentive program. See the discussion under “—Components of Executive Compensation and Decisions Related to 2012 Compensation for Named Executives—Annual Cash Incentive” for amounts paid for 2012.
(4)	Perquisites and all other compensation:

•	Mr. Campanelli: includes payments in 2012 for executive life and disability, executive physical, 401(k) match and car allowance perquisites.

•	Messrs. Tropiano and Haughey: includes payments in 2012 for executive life and disability, 401(k) match and car allowance perquisites.

•	Mr. LePore: includes payments in 2012 for executive life and disability, executive physical, and car allowance perquisites.

(5)	Mr. Campanelli has served as Chief Executive Officer since September 2012 following the closing of the Acquisition. Previously, he served as our Chief Operating Officer from November 2011 to September 2012 and as Executive Vice President from February 2007 to November 2011. He also served as President of Par Pharmaceutical, our generic products division, from February 2007 to November 2011.
(6)	During most of the relevant period (until September 2012) Mr. LePore served as Chief Executive Officer. From September 2012 until January 31, 2013 he served as Executive Chairman and since that time as (non-employee) Chairman.
(7)	Mr. LePore received a $950,000 cash bonus for the Company’s achievement of certain financial, operational and strategic goals related to the integration of Anchen in 2012. See the discussion under “—Components of Executive Compensation and Decisions Related to 2012 Compensation for Named Executives—Supplemental Anchen Integration Bonus” for additional information regarding this award.
(8)	Mr. LePore received a pro-rata payment of $4,565,750 for the incentive compensation award pursuant to the terms of his CEO Long-Term Incentive Plan by multiplying the dollar value of the award based upon the specified annual growth rate (CAGR) in the value of the Company’s common stock determined through the date of the Acquisition by a fraction, the numerator of which is the number of days from the beginning of the performance cycle (January 1, 2011) through the date of the Acquisition, and the denominator of which is 1,096.

Grants of Plan-Based Awards

The following table sets forth the grants of plan-based awards made to the Named Executives during 2012.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) ($)				All Other Stock Awards: Number of Shares of Stock or Units(2) (#)	All Other Option Awards: Number of Securities Underlying Options(2) (#)		Exercise or Base Price of Option Awards(5) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(6) ($)
		Threshold	Target	Maximum
(a)	(b)	(c)	(d)	(e)		(f)	(g)		(h)	(i)
Paul V. Campanelli	1/5/2012					25,438				833,349
	1/5/2012					25,438				833,349
	1/5/2012						50,875	(2)	32.76	630,341
	9/28/2012						3,341,403	(3)	0.25	—
	10/31/2012						12,500,000	(4)	1.00	8,437,500
		247,500	412,500	825,000	*
		510,000	850,000	1,700,000	**

Michael A. Tropiano	1/5/2012					11,447				375,004
	1/5/2012						22,894	(2)	32.76	283,657
	9/28/2012						1,000,004	(3)	0.25	—
	10/31/2012						3,500,000	(4)	1.00	2,362,500
		153,000	255,000	510,000	*
		171,000	285,000	570,000	**

Thomas J. Haughey	1/5/2012					25,438				833,349
	1/5/2012					25,438				833,349
	1/5/2012						50,875	(2)	32.76	630,341
	9/28/2012						2,666,660	(3)	0.25	—
	10/31/2012						6,500,000	(4)	1.00	4,387,500
		247,500	412,500	825,000	*
		292,500	487,500	975,000	**

Patrick G. LePore		570,000	950,000	1,900,000
	10/31/2012						1,780,000	(4)	1.00	1,201,500

(1)	We provide performance-based annual bonus awards to our executive officers under our annual incentive program administered by the Parent Compensation Committee. These columns indicate the ranges of possible payouts for 2012 performance for each of the Named Executives. “Threshold” refers to the minimum amount payable for a certain level of performance under the annual incentive program, whereas “Target” refers to the amount payable if the specified performance target is reached, and “Maximum” refers to the maximum payout possible under the program. For Messrs. Campanelli, Tropiano and Haughey these columns reflect the ranges of estimated possible payouts based on pre-Acquisition* and post-Acquisition targets**. Actual bonus awards paid in 2012 are set forth in column (g) of the “Summary Compensation Table.” For additional discussion of our annual incentive program, see “—Components of Executive Compensation and Decisions Related to 2012 Compensation for Named Executives—Annual Cash Incentive.”
(2)	Reflects the number of restricted stock units, performance share units, restricted shares or options, as applicable, granted under our performance equity plan pursuant to our pre-Acquisition long-term incentive program.
(3)	In conjunction with the Acquisition, the Named Executives were given the opportunity to exchange their stock options in Par for Rollover Stock Options. The terms of the Par stock options exchanged for Rollover Stock Options were not extended. All Rollover Stock Options maintained their 10 year terms measured from the original grant date. All of the Rollover Stock Options were either vested prior to September 28, 2012 or their vesting was accelerated as of September 28, 2012 in accordance with the terms of the Par stock option agreements and the equity plan under which the options were granted. No additional vesting conditions were imposed on the holders of the Rollover Stock Options. No incremental value was recorded for the Rollover Stock Options at the exchange date (September 28, 2012). The ratio of exchange was based on the spread value of the Par stock options at September 28, 2012. Mr. Campanelli exchanged 113,257 Par options for 3,341,403 Rollover Stock Options. Mr. Tropiano exchanged 45,339 Par options for 1,000,004 Rollover Stock Options. Mr. Haughey exchanged 102,599 Par options for 2,666,660 Rollover Stock Options.

(4)	The amounts listed reflect the full grant date fair values in accordance with FASB ASC 718-10, Compensation—Stock Compensation. In conjunction with the Acquisition, the Named Executives were granted stock options in Parent, effectively granted as of October 31, 2012, under the terms of the 2012 EIP. Each such stock option grant was divided into two equal tranches of stock options. Tranche 1 options vest over a five year period from the vesting commencement date (September 28, 2012), provided that the executive remains in continuous employment with the Company from the date of grant. Tranche 2 options vest based upon the executive’s remaining in continuous employment with the Company and the achievement of specified annual EBITDA targets. If any portion of the Tranche 2 options do not vest based on the achievement of the specified annual EBITDA targets for a particular year, such portion is eligible to vest on the next succeeding fiscal year if a cumulative EBITDA target is met. In circumstances where the specified annual or cumulative EBITDA targets are not met, Tranche 2 options may also vest in amounts of either 50% or 100% of the original award in the event that the Sponsor receives a specified level of return on investment calculated as a multiple of the original equity invested in Parent as of September 28, 2012 in respect of the shares of Parent common stock owned by them. For assumptions used in determining these values, see Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.
(5)	The exercise price of option awards granted on January 5, 2012 was the closing sale price of our pre-Acquisition common stock reported for the date of grant on the NYSE. Options granted on January 5, 2012 under our performance equity plan pursuant to our long-term incentive program vested in conjunction with the Acquisition in accordance with the terms of the option agreements and the equity plan under which the options were granted. The exercise price of the Rollover Stock Options, as described in note (3) above, was set at $0.25 per option relative to an estimated fair market value of $1.00 per common share of the post-Acquisition Company in connection with the exchange of the spread value of Par stock options for Parent stock options at the Acquisition. The exercise price of Parent stock options granted on October 31, 2012 represents the fair market value of a share of Parent common stock post-Acquisition as determined by the Parent Board.
(6)	Grant date fair value of restricted stock grants is based on the fair market value of our common stock on the respective grant dates in accordance with FASB ASC 718-10. The per share grant date fair value of all Named Executives’ restricted stock grants on January 5, 2012 was $32.76. The grant date fair value of stock option grants is based on the Black-Scholes option pricing model on the date of grant, in accordance with FASB ASC 718-10. The per share fair value of all Named Executives’ stock option grants on January 5, 2012 was $12.39. No incremental value was recorded for the Rollover Stock Options at September 28, 2012 for the reasons outlined in note (3) above. The per share fair value of all Named Executives’ stock option grants on October 31, 2012 was $0.67 for Tranche 1 options and $0.68 for Tranche 2 options. For additional discussion on the relevant assumptions used to determine the valuation of stock and option awards, see “Note 14—Share-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements. On September 28, 2012, Par Pharmaceutical, Inc. and Parent entered into employment agreements with each of Messrs. Campanelli, Tropiano, Haughey and LePore.

The agreements with Messrs. Campanelli, Tropiano and Haughey amended and restated the employment agreement to which each executive was party immediately prior to September 28, 2012. Each amended and restated employment agreement provides for an initial term that runs from September 28, 2012 to September 28, 2017. Mr. Campanelli is eligible to receive an annual salary of $850,000 and an annual cash bonus with a target of 100% of his base salary and a maximum of 200% of his base salary. Mr. Tropiano is eligible to receive an annual salary of $475,000 and an annual cash bonus with a target of 60% of his base salary and a maximum of 120% of his base salary. Mr. Haughey is eligible to receive an annual salary of $650,000 and an annual cash bonus with a target of 75% of his base salary and a maximum of 150% of his base salary.

Mr. LePore’s agreement relates to his services as Executive Chairman of Parent and the transition to his position as non-Executive Chairman. The agreement provides for an employment term that ran from September 28, 2012 to January 31, 2013 at which point he commenced his services as non-Executive Chairman. Under the agreement, Mr. LePore was entitled to a base salary of $950,000 until October 1, 2012 and a base salary of $300,000 for the remainder of the employment term. Mr. LePore was entitled to receive an annual cash bonus during his employment term with a target of 100% of his base salary. However, his annual cash bonus for 2012 was pro rated to reflect his service as Chief Executive Officer of Par Pharmaceutical, Inc. until October 1, 2012. Mr. LePore was not entitled to an annual cash bonus for the period beginning on October 1, 2012 through the end of the employment term. Upon expiration of the employment term, Mr. LePore became entitled to reimbursement for the cost of COBRA premiums for a period of 18 months following the end of the employment term.

Severance. The severance and restrictive covenants provisions of each Named Executive’s agreement are described below under “—Potential Payments Upon Termination or Change of Control.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information with respect to the number of shares of common stock covered by exercisable and unexercisable options of Parent held by the Named Executives at December 31, 2012.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1) (#)	Number of Securities Underlying Unexercised Options Unexercisable(2) (#)	Option Exercise Price ($)(3)	Option Expiration Date
(a)	(b)	(c)	(d)	(e)
Paul V. Campanelli	1,329,840		0.25	1/07/2019
	522,864		0.25	1/03/2020
	319,253		0.25	1/05/2021
	1,169,446		0.25	1/04/2022
		12,500,000	1.00	10/31/2022

Michael A. Tropiano	179,063		0.25	1/03/2020
	294,684		0.25	1/05/2021
	526,257		0.25	1/04/2022
		3,500,000	1.00	10/31/2022

Thomas J. Haughey	427,174		0.25	1/07/2019
	750,787		0.25	1/03/2020
	319,253		0.25	1/05/2021
	1,169,446		0.25	1/04/2022
		6,500,000	1.00	10/31/2022

Patrick G. LePore		1,780,000	1.00	10/31/2022

(1)	In conjunction with the Acquisition, the Named Executives were given the opportunity to exchange their stock options in Par for Rollover Stock Options. The terms of the Par stock options exchanged for Parent stock options were not extended. All Rollover Stock Options maintained their 10 year terms measured from the original grant date. All of the Rollover Stock Options were either vested prior to September 28, 2012 or their vesting was accelerated as of September 28, 2012 in accordance with the terms of the Par stock option agreements and the equity plan under which the options were granted. No additional vesting conditions were imposed on the holders of the Rollover Stock Options.
(2)

In conjunction with the Acquisition, the Named Executives were granted stock options in Parent, effectively granted as of October 31, 2012, under the terms of the 2012 EIP. Each such stock option grant was divided into two equal tranches of stock options. Tranche 1 options vest over a five year period from the vesting commencement date (September 28, 2012), provided that the executive remains in continuous employment with the Company from the date of grant. Tranche 2 options vest based upon the executive’s remaining in continuous employment with the Company and the achievement of specified annual EBITDA targets. If any portion of the Tranche 2 options do not vest based on the achievement of the specified annual EBITDA targets for a particular year, such portion is eligible to vest on the next succeeding fiscal year if a cumulative EBITDA target is met. In circumstances where the specified annual or cumulative EBITDA targets are not met, Tranche 2 options may also vest in amounts of either 50% or 100% of the original award in the event that the Sponsor receives a specified level of return on investment calculated as a multiple of the original equity invested in Parent as of September 28, 2012 in respect of the shares of Parent common stock owned by them.
(3)	The exercise price of the Rollover Stock Options, as described in note (1) above, was set at $0.25 per option relative to an estimated fair market value of $1.00 per common share of the post-Acquisition Company in connection with the exchange of the spread value of Par stock options for Parent stock options at the Acquisition. The exercise price of Parent stock options granted on October 31, 2012 represents the fair market value of a share of Parent common stock post-Acquisition as determined by the Parent Board.

Option Exercises and Stock Vested

The table below shows the number of shares of common stock acquired by the Named Executives during 2012 upon the exercise of stock options and the vesting of other stock awards.

	Option Awards(1)		Stock Awards(3)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(4)
(a)	(b)	(c)	(d)	(e)
Paul V. Campanelli	73,703	2,404,671	71,607	3,448,903
Michael A. Tropiano	57,770	1,689,755	40,495	1,932,107
Thomas J. Haughey	114,863	3,577,155	72,284	3,478,723
Patrick G. LePore	375,799	11,340,929	101,923	4,736,871

(1)	Reflects amounts received in respect of pre-Acquisition Par stock options that were cancelled in connection with the Acquisition. Does not include Rollover Stock Options described in the “Summary Compensation Table” and in “Grants of Plan-Based Awards” table described above.
(2)	The amounts in this column are calculated by multiplying the number of shares of Par common stock that were subject to the pre-Acquisition Par stock options by the difference between the offer price paid in connection with the Acquisition and the exercise price of the options.
(3)	Reflects amounts received in respect of pre-Acquisition Par restricted shares, restricted stock units or performance stock units that vested in 2012, including in connection with the Acquisition.
(4)	The amounts in this column are calculated by multiplying either (A) the number of restricted shares vesting (including those vesting as of immediately prior to the Acquisition) or (B) the number of shares acquired on the vesting of restricted stock units or performance share units (including, in each case, those vesting as of immediately prior to the Acquisition) by the fair market value of Par common stock on the date of vesting. Amounts received during 2012 but not in connection with the Acquisition include 8,195 awards valued at $278,303 for Mr. Campanelli, 7,738 awards valued at $294,257 for Mr. Tropiano, 8,421 awards valued at $285,573 for Mr. Haughey, and 22,914 awards valued at $786,421 for Mr. LePore.

Potential Payments Upon Termination or Change of Control

This section describes the compensation to which a Named Executive may be entitled upon his separation or termination, assuming such events were to occur during 2012. Such compensation is illustrated in the “Potential Payments Upon Termination” table below.

Change in Control Policy

We provide our Named Executives (and other eligible employees) up to 18 months’ salary continuation, paid COBRA coverage and outplacement services pursuant to our Change in Control Policy upon termination of their employment in connection with a “change in control”. However, the benefits payable to a Named Executive under the Change in Control Policy would be reduced by severance benefits provided to him under any employment or severance agreement with the Company or an affiliate. A Named Executive would be entitled to payments under the Change in Control Policy if, within the 24 month period following a change in control, his employment is either terminated without “cause” or the Named Executive terminates employment without “good reason.”

The Change in Control Policy defines the terms “cause”, “good reason” and “change in control” as follows:

The term “cause” means (i) any act or omission that would reasonably be likely to have a material adverse effect on the business of the Company; (ii) conviction of (including any no contest plea) a felony or any other crime (other than ordinary traffic violations); (iii) material misconduct or willful and deliberate non-performance of his duties (other than as a result of disability); (iv) theft, embezzlement, dishonesty or fraud with respect to the Company; (v) commission of any act of fraud, dishonesty or moral turpitude which is actually or potentially injurious to the business interests or reputation of the Company; (vi) material breach of any written policy applicable to employees of the Company and its affiliates, where such breach is actually or potentially injurious to the business interests or reputation of the Company; or (vii) unauthorized disclosure of any confidential or proprietary information of the Company or its affiliates.

The term “good reason” means (i) a material reduction in the eligible employee’s base salary; (ii) the eligible employee’s job responsibilities are substantially reduced in scope; or (iii) a material change in the eligible employee’s principal place of employment.

A “change in control” of the Company generally means (i) any individual, firm, corporation or other entity, or any group (as defined in the Exchange Act) becomes, directly or indirectly, the beneficial owner (as defined in the Exchange Act) of more than twenty percent (20%) of the then outstanding shares entitled to vote generally in the election of our directors; (ii) the consummation of (a) a merger or other business combination of the Company with or into another corporation pursuant to which the stockholders of the Company do not own, immediately after the transaction, more than 50% of the voting power of the corporation that survives and is a publicly owned corporation and not a subsidiary of another corporation, or (b) a sale, exchange or other disposition of all or substantially all of the assets of the Company; or (iii) our stockholders approve any plan or proposal for our liquidation or dissolution.

Employment Agreements with Named Executives

In connection with the consummation of the Acquisition, Parent and Par Pharmaceutical, Inc. entered into amended and restated employment agreements with Messrs. LePore, Campanelli, Haughey and Tropiano. The amended and restated employment agreements entitle the executives to receive compensation in the event of termination under certain events, whether before or after a change of control of the Company. On January 31, 2013, Mr. LePore’s employment agreement expired. The various events of termination of employment and the payments and benefits (if any) to which a Named Executive may be entitled under such situations pursuant to his amended and restated employment agreement are described below and illustrated in the “Potential Payments Upon Termination” table below.

Upon death or disability

Upon termination of employment for death or disability, Messrs. LePore, Campanelli, Haughey and Tropiano would be entitled to a payment calculated as two times the sum of (i) his annual base salary in effect at the applicable time plus (ii) an amount equal to his annual target cash bonus (except in Mr. LePore’s case, where the amount was equal to his last annual cash bonus for fiscal year 2011), in effect as of the termination date, less any life insurance or disability insurance received by the executive or his estate (except in Mr. LePore’s case).

Upon termination by us without “cause”; upon termination by the Named Executive for “good reason” or our “material breach”; or non-renewal of the employment agreement by us

Upon termination of employment of Messrs. LePore, Campanelli, Haughey or Tropiano (i) by us without “cause”; (ii) by the executive for “good reason” or our “material breach”; or (iii) by our non-renewal of the employment agreement (except in Mr. LePore’s case), the affected executive would be entitled to a payment calculated as two times the sum of (a) his annual base salary in effect at the applicable time plus (b) an amount equal to his annual target cash bonus in effect as of the termination date (except in Mr. LePore’s case, where the amount was equal to his last annual cash bonus for fiscal year 2011).

Upon non-renewal of the employment agreement by the Named Executive; upon termination by the Named Executive without “good reason” or our “material breach”; or upon termination by us for “cause”

If the employment of Messrs. LePore, Campanelli, Haughey or Tropiano is terminated (i) by his non-renewal of the employment agreement, (ii) except with respect to Mr. LePore, by his resignation without “good reason” or our “material breach”, or (iii) by us for “cause,” the executive would not be entitled to any severance payments. If Mr. LePore’s employment is terminated by him without our “material breach”, Mr. LePore would be entitled to a payment calculated as two times the sum of (i) his annual base salary in effect at the applicable time plus (ii) an amount equal to his last annual cash bonus for fiscal year 2011.

The employment agreements with Messrs. LePore, Campanelli, Haughey and Tropiano define the terms “cause” and “good reason” or “material breach” as follows:

The term “cause” means (i) conviction of, guilty or no contest plea to, or confession of guilt of, a felony, or other crime involving moral turpitude; (ii) an act or omission in connection with employment that constitutes fraud, criminal misconduct, breach of fiduciary duty, dishonesty, gross negligence, malfeasance, willful misconduct or other conduct that is materially harmful or detrimental to the Company; (iii) a material breach by the executive of his employment agreement; (iv) continuing failure to perform such duties as are assigned to the executive; (v) knowingly taking any action on the Company’s behalf without appropriate authority to take such action; (vi) knowingly taking any action in conflict of interest with the Company given the executive’s position with us; or (vii) the commission of an act of personal dishonesty by the executive that involves personal profit in connection with the Company.

The terms “good reason” or “material breach” generally mean (i) our failure to make any payment that we are required to make to the executive when due or within two business days; (ii) the assignment to the executive, without his written consent, of duties inconsistent with positions, responsibilities and status with the Company, a change in the executive’s reporting responsibilities, titles or offices or any act constituting a constructive termination or removal of the executive; (iii) a reduction in the executive’s base salary; or (iv) a permanent reassignment (without the executive’s consent) to a primary work location more than 35 miles from our present executive offices.

2012 EIP

With respect to options granted under the 2012 EIP, if the employment of a Named Executive (or other executive) is terminated without “cause” by us or for “good reason” by the executive, in each case, within two years after a “change of control”, all unvested time-based Parent Options held by the executive would become vested and exercisable.

With respect to options granted under the 2012 EIP, the terms “cause” and “good reason” have the meanings ascribed to them, in the case of termination of the employment of Messrs. LePore, Campanelli, Haughey or Tropiano, in the affected executive’s employment agreement.

With respect to options granted under the 2012 EIP, the term “change of control” means (i) any change in the ownership of the capital stock of Parent if, immediately after giving effect thereto, any person (or group of persons acting in concert) other than the Sponsor and its affiliates will have the direct or indirect power to elect a majority of the members of the Parent Board; (ii) any change in the ownership of the capital stock of Parent if, immediately after giving effect thereto, the Sponsor and its affiliates own less than 25% of the common shares of Parent; or (iii) the sale of all or substantially all of the assets of the Parent and its subsidiaries.

Non-compete and Non-solicitation

Messrs. LePore, Campanelli, Tropiano and Haughey have each agreed for 18 months following termination of his employment (or, in the case of Mr. LePore, termination of his service as non-executive Chairman) with us not to solicit business or employees away from us and not to provide any services that may compete with our business, regardless of the reason for such termination.

Estimated Value of Benefits to Be Received Upon Involuntary Separation Not Related to a Change of Control or Upon Qualifying Termination Following a Change of Control

The following table shows the estimated value of payments and other benefits to be received by our Named Executives under the terms of their respective employment agreements or other arrangements in effect on December 31, 2012, assuming the employment of such individual terminates under one of the following circumstances as of December 31, 2012. There are no income tax or excise tax gross-ups of any kind.

Potential Payments Upon Termination
Compensation Program	For “Cause”($)	By the Company Without “Cause;“By Executive for Good Reason or Company Material Breach; Non- Renewal of Agreement by Company; Death or Disability ($)		By the Executive Without Good Reason or Company Material Breach; or Non- Renewal of Agreement by Executive ($)		By the Company Without “Cause” or for Good Reason by Executive if within the two year period after CoC ($)
Cash Severance
Mr. Campanelli	—	3,400,000	(1)	—			(3)
Mr. Tropiano	—	1,520,000	(1)	—			(3)
Mr. Haughey	—	2,275,000	(1)	—			(3)
Mr. LePore	—	4,775,000	(2)	4,775,000	(2)		(3)
Equity Value (4)
Mr. Campanelli	—	—		—		—
Mr. Tropiano	—	—		—		—
Mr. Haughey	—	—		—		—
Mr. LePore	—	—		—		—
Perquisites/Benefits (5)
Mr. Campanelli	—	34,826		—			(3)
Mr. Tropiano	—	34,826		—			(3)
Mr. Haughey	—	34,826		—			(3)
Mr. LePore	—	19,235		19,235			(3)

(1)	Upon termination, the Named Executive would be entitled to two times the sum of annual base salary plus an amount equal to his target bonus in effect as of the termination date. In the case of death or disability, life insurance and disability insurance payments received by the Named Executive will be deducted from the amount payable upon termination, except with respect to Mr. LePore.
(2)

Upon termination of employment, Mr. LePore would have been entitled to two times the sum of annual base salary plus the amount of last annual cash bonus for fiscal year 2011. However, note that the provision entitling an executive to severance upon “non-renewal of agreement by company” and “non-renewal of agreement by executive” are not applicable to Mr. LePore’s employment agreement. Instead, Mr. LePore’s employment agreement provides for payment of the foregoing benefits upon expiration of the employment term. Mr. LePore’s employment terminated on January 31, 2013, as described below under “—Separation Agreement With Mr. LePore,” and he will be paid $4,490,000 as salary continuation from March 2013 until March 2015 and we will reimburse him for the cost of COBRA premiums for a period of 18 months following January 31, 2013.
(3)	If a Named Executive is terminated after a change of control, the severance amounts are the same as before the change of control and are determined based on the trigger event for termination.
(4)	Assumes the triggering event took place on the last day of the fiscal year, December 31, 2012, and the price per share is the fair market value as of that date as determined by the post-Acquisition Board ($1.00). Tranche 1 (time-vesting) stock options in Parent would vest full upon a termination by the Company without cause or a resignation by the executive for good reason that occurs within the two year period after change of control. However, these stock options have a $1.00 strike price and therefore have zero value (based on their spread) at December 31, 2012 assuming fair value per share of $1.00.
(5)	Represents the Named Executives’ entitlement to participate, at our expense, in all of our medical and health plans and programs in accordance with COBRA for a period of 18 months (not applicable upon termination in the event of death).

Separation Agreement With Mr. LePore

We entered into a separation agreement and release with Mr. LePore in connection with his termination of employment as Executive Chairman, effective January 31, 2013. In accordance with the terms of his amended and restated employment agreement, we agreed to pay Mr. LePore severance payments totaling $4,490,000 in equal semi-monthly installments, commencing March 2013 through March 2015. In addition, for up to 18 months following the date his employment as Executive Chairman terminated under the terms of his amended and restated employment agreement we will make monthly payments to Mr. LePore, at his election, to cover the cost of premiums for COBRA continuation coverage. Consistent with the terms of his amended and restated employment agreement, all equity awards granted to Mr. LePore during his employment that were outstanding as of his separation date will vest (or fail to vest) in accordance with and subject to the applicable equity plans. Pursuant to the separation and release agreement, Mr. LePore, among other things (i) waived any claim that he may have against us in connection with his employment agreement and (ii) acknowledged his obligations under his employment agreement that he remains subject to the non-disclosure of confidential information, non-competition and non-solicitation provisions set forth therein. Consistent with his separation and release agreement, the value of Mr. LePore’s separation payments include $4,509,235 in cash.

Outside Director Compensation

This section provides information regarding compensation provided to outside, or non-employee, directors serving on our pre-Acquisition Board (for the period prior to the Acquisition) and the Parent Board (for the period following the Acquisition) for their duties as corporate directors and their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. Those directors are listed below in the “Director Compensation Table” and in the section “—Payments to the Sole Outside Director on the Parent Board” are referred to as “Outside Directors”.

Outside Directors’ Compensation Program

The Par Compensation Committee retained Exequity LLP to review the compensation for our Outside Directors. After review and evaluation of Exequity’s report, the Par Compensation Committee recommended to our pre-Acquisition Board, and, our pre-Acquisition Board approved, the following annual compensation for our Outside Directors for 2012:

Cash Compensation

Description	Fee
Annual Board retainer	$60,000
Lead Director	35,000
Audit Committee retainer	15,000
Audit Committee Chairmanship	25,000
Committee retainer	10,000
Committee Chairmanship	20,000

Prior to the Acquisition, our Outside Directors were eligible to have up to 100% of their annual retainer fees and committee membership retainer fees treated as deferred stock units (which represented shares of the Company’s common stock) pursuant to our directors’ stock and deferred fee plan. The retainer fees were converted into deferred stock units at the fair market value of our stock as of the date of conversion and were not issued or otherwise distributed as actual shares until the director’s retirement. These payments related solely to Outside Directors for periods prior to the Acquisition. See “Payments to the Sole Outside Director on the Parent Board” for a discussion of post-Acquisition director compensation.

Equity Grant

Prior to the Acquisition, our Outside Directors were eligible to receive an annual grant of restricted stock units pursuant to our directors’ stock and deferred fee plan. Similar to the deferred stock units, the restricted stock units were also credited to the director’s stock account and were not issued or otherwise distributed as actual shares to the director until a director’s retirement from our pre-Acquisition Board. Such equity awards were fully vested and paid out in connection with the Acquisition, as described below.

The following table sets forth the total 2012 compensation of each our non-employee directors who earned director compensation in 2012:

Director Compensation Table

Name	Fees Earned or Paid in Cash(1)(2) ($)	Stock Awards(3)(4)(5) ($)	Total ($)
Peter S. Knight*	—	188,800	188,800
Ronald M. Nordmann*	100,000	196,288	296,288
Thomas P. Rice*	71,250	125,012	196,262
Melvin Sharoky*	—	192,580	192,580
Joseph E. Smith*	100,000	218,857	318,857
Patrick J. Zenner*	60,000	125,012	185,012

*	Messrs. Knight, Nordmann, Rice, Sharoky, Smith and Zenner resigned from the pre-Acquisition Board effective September 28, 2012.
(1)	Fees earned in cash by Messrs. Knight, Nordmann, Sharoky and Smith were deferred, at their election, into stock units and are reflected in the column entitled “Stock Awards.”

(2)	Includes cash board, committee and chairman retainer fees. Messrs. Nordmann and Smith each received an additional retainer of $100,000 (which was not deferred into stock units) for service on the steering committee that attended to the day-to-day oversight of the sale process of the Acquisition.
(3)	On January 5, 2012, each non-employee director received 3,816 restricted stock units, or RSUs (reflects rounding up of fractional shares to the next whole number). The grant date fair value of each RSU was $32.76. The amounts listed reflect the full grant date fair values in accordance with FASB ASC 718-10, Compensation—Stock Compensation. Refer to “Note 14—Share-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus for further information regarding these RSU grants.
(4)	On a quarterly basis during 2012, Messrs. Knight, Nordmann, Sharoky and Smith deferred compensation they earned in cash into restricted stock units, or RSUs. The grant date fair value of each RSU grant was $32.45 per share on January 3, 2012 for the first quarter, $39.80 per share on April 2, 2012 for the second quarter, and $36.50 per share on July 2, 2012 for the third quarter. The amounts listed reflect the full grant date fair values in accordance with FASB ASC 718-10, Compensation—Stock Compensation. Refer to “Note 14—Share-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus for further information regarding these RSU grants.
(5)	RSUs granted in lieu of cash fees vested on the date of grant and RSUs granted as of January 5, 2012 vested in conjunction with the Acquisition as of September 28, 2012. RSUs would have been forfeited if the director was removed for cause prior to the vesting date. RSUs were credited to a directors’ stock account during such director’s tenure as a member of the pre-Acquisition Board, held in the respective directors’ stock account and were not issued or otherwise distributed as actual shares until 180 days after the director’s resignation from the pre-Acquisition Board. See “—Payments to Our Outside Directors in Connection with the Acquisition” below.

Payments to Our Outside Directors in Connection with the Acquisition

At the time of the Acquisition, our Outside Directors held shares of our common stock, outstanding options to purchase our common stock, and/or vested or unvested restricted stock and deferred stock units. Upon the closing of the Acquisition, our Outside Directors received the same consideration for their equity holdings in the Company as other such holders. Specifically:

•	each outstanding share of our common stock was exchanged for a payment of $50.00 per share (i.e., the offer price);

•

all outstanding options to purchase shares of our common stock were cancelled and converted into the right to receive a cash payment equal to the excess of the offer price over the option exercise price; and

•

all vested and unvested restricted stock and deferred stock units were deemed vested and were cancelled and exchanged for a payment equal to the number of shares of our common stock underlying such award multiplied by the offer price.

As of the consummation of the Acquisition, no Outside Directors serve on our Board, and only one member of the Parent Board, as described below under “—Payments to the Sole Outside Director on the Parent Board,” is an Outside Director who receives compensation for his duties as a corporate director and for his out-of-pocket expenses incurred in connection with attendance at Parent Board and committee meetings.

Payments to the Sole Outside Director on the Parent Board

Dr. Mansukani, who was appointed to the Parent Board by TPG effective as of the closing date of the Acquisition (i.e., September 28, 2012), is the only Outside Director serving on the Parent Board. The other members of the Parent Board were either employees of the Company or TPG during 2012. In March 2013, the Parent Board (other than Dr. Mansukani) awarded Dr. Mansukani the following compensation for serving on the Parent Board:

•	Annual Retainer of $60,000, effective as of the closing date of the Acquisition;

•

One-time grant of an option to purchase 500,000 shares of Parent’s common stock pursuant to the 2012 EIP with an exercise price of $1.00 per share. This option vests based on a five-year vesting schedule that commenced on the closing date of the Acquisition.

•	Annual grant of 50,000 of Parent’s restricted stock units pursuant to the 2012 EIP, which vest based on a two-year vesting schedule that commenced on the closing date of the Acquisition.

•

One-time grant of 15,000 of Parent’s restricted stock units pursuant to the 2012 EIP in consideration for the consulting services provided in respect of the business, administration and policies of Parent and its subsidiaries. These restricted stock units vest based on a one-year vesting schedule that commenced on the closing date of the Acquisition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Parent owns 100% of the issued and outstanding shares of common stock of Sky Growth Intermediate Holdings I Corporation which, in turn, owns 100% of the issued and outstanding shares of common stock of Sky Growth Intermediate Holdings II Corporation. All of the issued and outstanding shares of common stock of the Issuer are held by Sky Growth Intermediate Holdings II Corporation.

The following table sets forth certain information as of August 1, 2013 with respect to shares of Parent common stock beneficially owned by (i) each of the Issuer’s directors, (ii) each of the Issuer’s named executive officers, (iii) all of the Issuer’s directors and executive officers as a group and (iv) each person known to the Issuer to be the beneficial owner of more than 5% of the outstanding Parent common stock as of such date. The beneficial ownership percentages reflected in the table below are based on 704,152,089 shares of Parent common stock outstanding as of August 1, 2013.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage.

Except as described in the agreements mentioned above or as otherwise indicated in a footnote, each of the beneficial owners listed has, to our knowledge, sole voting, dispositive and investment power with respect to the indicated shares of common stock beneficially owned by them. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o Par Pharmaceutical Companies, Inc., 300 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Name	Shares of Parent Common Stock Beneficially Owned	Percentage of Parent Common Stock Outstanding
5% shareholders
TPG (1)	697,500,000	99.1%
Directors and executive officers
Paul V. Campanelli (2)	4,591,403	*
Michael A. Tropiano (3)	1,350,004	*
Thomas J. Haughey (4)	3,316,660	*
Patrick G. LePore (5)	2,178,000	*
All executive officers and directors as a group (4 persons)	11,436,067	1.6%

*	Less than 1%.
(1)	Includes 547,687,500 shares of common stock of Parent held by TPG Sky, L.P., a Delaware limited partnership (“Sky”), 142,312,500 shares held by TPG Sky Co-Invest, L.P., a Delaware limited partnership (“Sky Co-Invest”) and 7,500,000 shares held by TPG Biotechnology Partners IV, L.P., a Delaware limited partnership (“Biotech IV” and together with Sky and Sky Co-Invest, the “TPG Funds”). The general partner of Sky is TPG Advisors V, Inc., a Delaware corporation (“Advisors V”). The general partner of Sky Co-Invest is TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”). The general partner of Biotech IV is TPG Biotechnology GenPar IV, L.P., a Delaware limited partnership, whose general partner is TPG Biotech GenPar IV Advisors, LLC, a Delaware limited liability company, the sole member of TPG Biotech GenPar IV Advisors, LLC is TPG Holdings I, L.P. The business address of each of the entities listed in this note is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(2)	Includes 3,341,403 shares of Parent common stock issuable upon exercise of Rollover Stock Options, all of which are fully vested, and 1,250,000 shares which could be acquired by Mr. Campanelli within 60 days upon exercise of options.
(3)	Includes 1,000,004 shares of Parent common stock issuable upon exercise of Rollover Stock Options, all of which are fully vested, and 350,000 shares which could be acquired by Mr. Tropiano within 60 days upon exercise of options.
(4)	Includes 2,666,660 shares of Parent common stock issuable upon exercise of Rollover Stock Options, all of which are fully vested, and 650,000 shares which could be acquired by Mr. Tropiano within 60 days upon exercise of options.
(5)	Includes 178,000 shares which could be acquired by Mr. LePore within 60 days upon exercise of options and 2,000,000 shares held by Park Street Investors, L.P., a Delaware limited partnership. The General Partnership of Park Street Investors, L.P. is Park Street Investment Corporation (“PSIC”), a Delaware corporation, of which Mr. LePore and his spouse are officers and directors, and together they own a majority of the outstanding stock of PSIC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

In connection with the Transactions, we entered into a management services agreement with the Manager, pursuant to which the Manager (or its designees) will provide us with certain management services until 2022, with evergreen one-year extensions thereafter. Pursuant to the agreement, upon the closing of the Transactions, the Manager received a one-time transaction fee of $20.0 million and was reimbursed for all out-of-pocket expenses incurred by or on behalf of the Manager or its affiliates related to the Acquisition.

In addition, the management services agreement provides that the Manager (or its designees) will receive an aggregate annual retainer fee equal to the lesser of (i) 1% of Adjusted EBITDA or (ii) $4.0 million. The management services agreement further provides that the Manager (or its designees) will be entitled to receive fees in connection with certain subsequent financing, acquisition, disposition and change of control transactions equal to customary fees charged by internationally-recognized investment banks for serving as financial advisor in similar transactions. The management agreement also provides for reimbursement of out-of-pocket expenses incurred by the Manager (or its designees).

The management services agreement includes customary exculpation and indemnification provisions in favor of the Manager, its designees and each of their respective affiliates. The management services agreement may be terminated by the Manager, or upon an initial public offering or change of control unless the Manager agrees otherwise. In the event the management services agreement is terminated, we expect to pay the Manager (or its designees) all unpaid fees and expenses due with respect to periods prior to such termination plus the sum of the net present values of the aggregate annual retainer fees that would have been payable with respect to the period from the date of termination until the expiration date in effect immediately prior to such termination.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

The current directors and officers of Par and its subsidiaries are entitled under the merger agreement relating to the Acquisition to continued indemnification and insurance coverage.

Other

TPG and its affiliates have ownership interests in a broad range of companies, which we refer to as “Sponsor portfolio companies.” In the ordinary course of business, we enter into agreements with a number of companies, which may include some Sponsor portfolio companies.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Credit Facilities

Overview

In connection with the Acquisition, we entered into the credit agreement and related security and other agreements for (1) a $1,055.0 million senior secured term loan facility and (2) a $150.0 million senior secured revolving credit facility with certain lenders, Bank of America, N.A., as administrative agent and collateral agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Citigroup Global Markets Inc., Royal Bank of Canada and BMO Capital Markets Corp. as joint lead arrangers and joint lead bookrunners, Deutsche Bank Securities Inc. and Goldman Sachs Bank USA, as co-syndication agents and Citigroup Global Markets Inc. and Royal Bank of Canada, as co- documentation agents. We drew the full amount of the Term Loan Facility on the closing date. Proceeds of the term loans on the closing date were, together with other sources of funds, used to finance a portion of the Transactions and related fees and expenses. In addition to borrowings upon prior notice, our Revolving Facility includes borrowing capacity in the form of letters of credit and borrowings on same-day notice, referred to as swingline loans, in each case, up to $30.0 million.

On February 6, 2013, we modified the Term Loan Facility (as amended, the “New Term Loan Facility”) by entering into Amendment No. 1 (“Amendment No. 1”) to the Credit Agreement. Amendment No. 1 replaced the existing term loans with a new class of senior secured term loans in an aggregate principal amount of $1,066.0 million (the “New Term Loans”).

We also modified the Revolving Facility by entering into Amendment No. 2 (“Amendment No. 2”), dated February 22, 2013, and Amendment No. 3 (“Amendment No. 3” and, together with Amendment No. 2, the “Revolver Amendments”), dated February 28, 2013, to the Credit Agreement. The Revolver Amendments extend the scheduled maturity of the revolving credit commitments of certain existing lenders (the “Extending Lenders”) who elected to do so, such extension was effected by converting such amount of the existing revolving credit commitments of the Extending Lenders into a new tranche of revolving credit commitments (the “Extended Revolving Facility”). Borrowings and repayments of loans under the Extended Revolving Facility and the non-extended portion of the Revolving Facility may be made on a non-pro rata basis with one another, and the commitments under the non-extended portion of the Revolving Facility may be terminated prior to the commitments under the Extended Revolving Facility. The other terms applicable to the Extended Revolving Facility are substantially identical to those of the Revolving Facility. The aggregate commitments under the Extended Revolving Facility are $127.5 million and the aggregate commitments under the non-extended portion of the Revolving Facility are $22.5 million.

The credit agreement governing our Senior Credit Facilities provides that, subject to certain conditions, we may request additional tranches of term loans and/or increase commitments under each of the Revolving Facility, Extended Revolving Facility, and/or the New Term Loan Facility and/or add one or more incremental revolving credit facility tranches (provided that, with respect to the Revolving Facility, Extended Revolving Facility and any incremental revolving credit facilities, there are no more than three such tranches with different maturity dates outstanding at any time) in an aggregate amount not to exceed (a) $250.0 million plus (b) an unlimited amount at any time, subject to compliance on a pro forma basis with a senior secured net leverage ratio of no greater than 3.50:1.00. Availability of such additional tranches of term loans or revolving credit facilities and/or increased commitments will be subject to, among other conditions, the absence of any default under the credit agreement governing our Senior Credit Facilities and the receipt of commitments by existing or additional financial institutions.

Interest Rate and Fees

Borrowings under our Senior Credit Facilities bear interest at a rate per annum equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the prime rate of

Bank of America, N.A., (2) the federal funds effective rate plus 0.50% (which in the case of the New Term Loans is subject to a 2.00% floor) and (3) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, which, in the case of the New Term Loan Facility only, shall be no less than 1.00%. The margin for borrowings under the New Term Loan Facility are 3.25% for LIBOR and 2.25% for base rate. The applicable margin for borrowings under the Revolving Facility is subject to (i) a 0.25% step-down when our senior secured net leverage ratio at the end of each fiscal quarter is less than or equal to 3.00:1.00 but greater than 2.50:1.00, and (ii) a 0.50% step-down when our senior secured net leverage ratio at the end of each fiscal quarter is less than or equal to 2.50:1.00. The margin for borrowings under the Revolving Facility are 3.75% for LIBOR and 2.75% for base rate. The applicable margin for borrowings under the Extended Revolving Facility is subject to a 0.25% step-down when our senior secured net leverage ratio at the end of each fiscal quarter is less than or equal to 2.50:1.00. The margin for borrowings under the Extended Revolving Facility are 3.25% for LIBOR and 2.25% for base rate.

In addition to paying interest on outstanding principal under our Senior Credit Facilities, we must pay customary agency fees and a commitment fee in respect of the unutilized commitments under the Revolving Facility and Extended Revolving Facility, which commitment fee is currently 0.50% per annum. The commitment fee is subject to a step-down to 0.375% per annum when our senior secured net leverage ratio at the end of a fiscal quarter is less than or equal to 3.00:1.00.

Mandatory Prepayments

The credit agreement governing our Senior Credit Facilities requires us to prepay, subject to certain exceptions, outstanding term loans with:

•	50% (subject to step-downs to 25% and 0% based upon our senior secured net leverage ratio) of our annual excess cash flow;

•	100% of the net cash proceeds of certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions; and

•

100% of the net cash proceeds of any incurrence or issuance of certain debt, subject to certain exceptions, other than the net cash proceeds of the notes offered hereby and other debt permitted under our Senior Credit Facilities (other than credit agreement refinancing debt).

Voluntary Prepayments

Amendment No. 1 provides for a soft call option applicable to the New Term Loans. The soft call option provides for a premium equal to 1.00% of the amount of the outstanding principal if, on or prior to August 6, 2013, the Company enters into certain repricing transactions. The other terms applicable to the New Term Loans are substantially the same terms as the original term loans. In connection with the transactions described herein, the Company paid and capitalized a 1.00% soft call premium in an aggregate amount of approximately $10.5 million on the existing term loans. Otherwise, we are able to voluntarily prepay outstanding loans under our Senior Credit Facilities at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Final Maturity

Beginning March 29, 2013, we are required to make scheduled quarterly payments each equal to 0.25% of the original principal amount of the New Term Loans made on the Amendment No. 1 effective date, with the balance due on the seventh anniversary of the Amendment No. 1 effective date. There is not a scheduled amortization under our Revolving Facility. Any principal amount outstanding under our (i) Revolving Facility is due and payable in full on the fifth anniversary of the closing date and (ii) Extended Revolving Facility is due and payable in full on December 28, 2017.

Guarantees and Security

Certain of our domestic wholly-owned restricted subsidiaries, together with the Company, are co-borrowers and jointly and severally liable for all obligations under our Senior Credit Facilities. Such obligations of the co-borrowers are unconditionally guaranteed by our immediate parent and certain of our existing direct or indirect wholly owned domestic subsidiaries, and will be required to be guaranteed by certain of our future direct or indirect wholly owned domestic subsidiaries. All obligations under our Senior Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of our co-borrowers, our immediate parent and our subsidiary guarantors, including:

•

a first-priority pledge of all of our capital stock directly held by our parent and a first-priority pledge of all of the capital stock directly held by us and our subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary, is limited to 65% of the stock of any first-tier foreign subsidiary); and

•	a first-priority security interest in substantially all of our immediate parent’s, our and the subsidiary guarantors’, tangible and intangible assets.

Certain Covenants and Events of Default

•	Our Senior Credit Facilities contain a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or our other indebtedness;

•	make investments, loans and acquisitions;

•

create restrictions on (i) the payment of dividends or other amounts to us from our restricted subsidiaries that are not guarantors (ii) the ability of us, our immediate parent and our subsidiary guarantors to incur liens on property for the benefit of the lenders;

•	engage in transactions with our affiliates;

•	sell assets, including capital stock of our subsidiaries;

•	materially alter the business we conduct;

•	consolidate or merge;

•	incur liens; and

•	prepay or amend any subordinated debt or the notes offered hereby.

Although our immediate parent is not generally subject to the negative covenants under the Senior Credit Facilities, such parent is subject to a passive holding company covenant that limits its ability to engage in certain activities.

In addition, the credit agreement governing our Revolving Facility requires us to comply with a maximum senior secured first lien net leverage ratio financial maintenance covenant, to be tested only if on the last day of each fiscal quarter, revolving loans and/or swingline loans and/or letters of credit (excluding undrawn letters of credit to the extent cash collateralized) are outstanding under the Revolving Facility. The breach of this covenant is subject to certain equity cure rights. The credit agreement governing our Senior Credit Facilities also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default (including upon a change of control).

DESCRIPTION OF EXCHANGE NOTES

General

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, (1) the term “Issuer” refers only to Par and not to any of its subsidiaries, and (2) the terms “we,” “our” and “us” each refer to the Issuer and its consolidated Subsidiaries.

The Issuer issued $490.0 million in aggregate principal amount of 7 3/8% senior notes due 2020 (the “outstanding notes”) under an indenture dated September 28, 2012 (the “Indenture”) among the Issuer, the Guarantors and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The outstanding notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. In this section, we refer to the exchange notes together with the outstanding notes as the “Notes”. Except as set forth herein, the terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to specific provisions of the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture. It does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, will define your rights as Holders. You may request copies of the Indenture at our address set forth under the subheading “Available Information.”

Exchange Notes Versus Outstanding Notes

The terms of the exchange notes are substantially identical to the outstanding notes except that the exchange notes will be registered under the Securities Act and will be free of any covenants regarding exchange registration rights.

Brief Description of the Notes

The Notes:

•	are general, unsecured, senior obligations of the Issuer;

•	rank equally in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Issuer;

•	are effectively subordinated to all Secured Indebtedness of the Issuer (including the Senior Credit Facilities), to the extent of the value of the collateral securing such Secured Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuer that do not guarantee the Notes;

•	are senior in right of payment to all future Subordinated Indebtedness of the Issuer; and

•

are initially guaranteed on a senior unsecured basis by the Guarantors and will also be guaranteed in the future by each wholly-owned domestic Restricted Subsidiary, if any, subject to certain exceptions, that guarantees certain Indebtedness of the Issuer or any other Guarantor, including Indebtedness under the Senior Credit Facilities.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, have, jointly and severally, irrevocably and unconditionally, guaranteed, on an unsecured senior basis, the full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture or a supplement thereto.

The Guarantors guarantee the Notes and, in the future, subject to exceptions set forth under the caption “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries,” each direct and indirect domestic Wholly-Owned Subsidiary that is a Restricted Subsidiary of the Issuer that guarantees certain Indebtedness of the Issuer or any other Guarantor will guarantee the Notes, subject to release as provided below or elsewhere in this “Description of Exchange Notes.” Each of the Guarantees of the Notes is a general, unsecured, senior obligation of each Guarantor, ranks equally in right of payment with all existing and future Senior Indebtedness of such Guarantor (including such Guarantor’s guarantee of the Senior Credit Facilities), is effectively subordinated to all Secured Indebtedness of such Guarantor (including such Guarantor’s guarantee of the Senior Credit Facilities), to the extent of the value of the collateral of such Guarantor securing such Secured Indebtedness, and ranks senior in right of payment to all future Subordinated Indebtedness of such Guarantor. Each of the Guarantees of the Notes is structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of each Guarantor that do not Guarantee the Notes.

Not all of the Issuer’s Subsidiaries have guaranteed the Notes. In the event of a bankruptcy, liquidation, reorganization or similar proceeding of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer or a Guarantor. As a result, all of the existing and future liabilities of our non-guarantor Subsidiaries, including any claims of trade creditors, will be effectively senior to the Notes. The Indenture does not limit the amount of liabilities that are not considered Indebtedness that may be incurred by the Issuer or its Restricted Subsidiaries, including the non-guarantor Subsidiaries.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to Our Indebtedness and the Exchange Notes—Federal and state fraudulent transfer laws may permit a court to void the exchange notes and/or the guarantees, and if that occurs, you may not receive any payments on the notes.”

Any Guarantor that makes a payment under its Guarantee is entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Each Guarantor may consolidate with, amalgamate or merge with or into or sell all or substantially all its assets to the Issuer or another Guarantor without limitation or any other Person upon the terms and conditions set forth in the Indenture. See “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange, disposition or transfer (by merger, amalgamation, consolidation or otherwise) of (i) the Capital Stock of such Guarantor, after which the applicable Guarantor is no longer a Restricted Subsidiary, or (ii) all the assets of such Guarantor, in each case if such sale, exchange, disposition or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of Indebtedness under the Senior Credit Facilities, or the release or discharge of such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement is still a release, and that if any such guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a Guarantee pursuant to the covenant described under “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”);

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2) the Issuer delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee rank equally in right of payment to all existing and future Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities.

The Notes and the Guarantees will be effectively subordinated in right of payment to all of the Issuer’s and the Guarantors’ existing and future Secured Indebtedness to the extent of the value of the collateral securing such Secured Indebtedness. As of June 30, 2013, the Issuer and the Guarantors had $1,061 million of Secured Indebtedness outstanding, consisting of borrowings and the related guarantees under the Senior Credit Facilities and any other secured debt. As of June 30, 2013, the Issuer also had (1) $150.0 million available for borrowing under the revolving credit facility included in the Senior Credit Facilities (less outstanding letters of credit, if any), which, if borrowed, would be Secured Indebtedness and (2) the option to raise additional tranches of term loans and/or increase commitments under the revolving credit facility and/or the term loan facility and/or add one or more incremental revolving credit facility tranches under the Senior Credit Facilities up to the sum of (a) $250.0 million and (b) if our senior secured net leverage ratio (as defined in the credit agreement governing our Senior Credit Facilities) would be equal to or less than 3.50 to 1.00 on a pro forma basis, an unlimited amount, which, if borrowed, would be Secured Indebtedness.

Although the Indenture contains limitations on the principal amount of additional Indebtedness that the Issuer and the Issuer’s Restricted Subsidiaries (including the Guarantors) may incur, under certain circumstances the amount of such additional Indebtedness could be substantial and, in any case, such additional Indebtedness may be Secured Indebtedness or Senior Indebtedness. The Indenture does not limit the amount of additional Indebtedness that any direct or indirect parent company of the Issuer may incur. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuer maintains one or more paying agents for the Notes. The initial paying agent for the Notes is the Trustee.

The Issuer also maintains one or more registrars and a transfer agent. The initial registrar and transfer agent with respect to the Notes is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time. The registered Holder is treated as the owner of the Note for all purposes. Only registered Holders have rights under the Indenture. The paying agent makes payments on the Notes, and the transfer agent facilitates the transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

If any Notes are listed on an exchange and the rules of such exchange so require, the Issuer satisfies any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required under such exchange in connection with any change of paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders are required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Sale Offer. Also, the Issuer is not required to issue, register the transfer of or exchange any Note during the period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $490.0 million in aggregate principal amount of Notes in connection with the Acquisition. The Notes will mature on October 15, 2020. Subject to compliance with the covenant described below under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Notes from time to time under the Indenture (“Additional Notes”). The Notes offered by the Issuer and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, except for certain waivers and amendments. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of Exchange Notes” include any Additional Notes that are actually issued. The Notes are issued in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

Interest on the Notes accrues at the rate of 7 3/8% per annum and is payable semi-annually in arrears on each April 15 and October 15, commencing April 15, 2013, to the Holders of record on the immediately preceding April 1 and October 1. Interest on the exchange notes accrue from the most recent date to which interest has been paid with respect to the outstanding notes or, if no interest has been paid with respect to such notes, from and including the Issue Date. Holders whose outstanding notes are accepted for exchange in the exchange offer will be deemed to have waived the right to receive interest accrued on the outstanding notes. Interest on the Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment of Principal, Premium and Interest

Cash payments of principal of, premium, if any, and interest on the Notes are payable at the office or agency of the Issuer maintained for such purpose or, at the option of the Issuer, cash payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided, that (1) all cash payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the registered Holder or Holders thereof and (2) all cash payments of principal, premium, if any, and interest with respect to certificated Notes will be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the paying agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion). Until otherwise designated by the Issuer, the Issuer’s office or agency is the office of the Trustee maintained for such purpose. If a payment date is on a

Legal Holiday, payment will be made on the next succeeding day that is not a Legal Holiday and no interest shall accrue for the intervening period.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except as set forth in the next paragraph, the Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “—Repurchase at the Option of Holders.”

The Issuer or its Affiliates may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

At any time prior to October 15, 2015, the Issuer may, at its option and on one or more occasions, redeem up to 40.0% of the aggregate principal amount of Notes and Additional Notes issued under the Indenture at a redemption price equal to the sum of (i) 107.375% of the aggregate principal amount thereof, plus (ii) accrued and unpaid interest, if any, to the date of redemption, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings or a contribution to the Issuer’s common equity capital made with the net cash proceeds of a concurrent Equity Offering; provided, that (a) at least 50.0% of the aggregate principal amount of Notes originally issued under the Indenture on the Issue Date and any Additional Notes issued under the Indenture after the Issue Date (excluding Notes held by the Issuer and its Subsidiaries) remains outstanding immediately after the occurrence of each such redemption; and (b) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

In addition, at any time prior to October 15, 2015, the Issuer may at its option on one or more occasions redeem all or a part of the Notes, upon notice as described under “—Selection and Notice,” at a redemption price equal to the sum of (i) 100.0% of the principal amount of the Notes redeemed, plus (ii) the Applicable Premium as of the date of redemption plus (iii) accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Issuer’s option prior to October 15, 2015.

On and after October 15, 2015, the Issuer may at its option redeem the Notes, in whole or in part, on one or more occasions, upon notice as described under “—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on October 15 each of the years indicated below:

Year	Percentage
2015	105.531%
2016	103.688%
2017	101.844%
2018 and thereafter	100.000%

Notice of any redemption, whether in connection with an Equity Offering or otherwise, may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, if in connection with an Equity Offering, the completion of such Equity Offering. If any Notes are listed on an exchange, and the rules of such exchange so require, the Issuer will notify the exchange of any such notice of redemption and the principal amount of any Notes outstanding following any partial redemption of such Notes. The Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued under the Indenture at any time, the Trustee will select the Notes to be redeemed (1) if the Notes are listed on an exchange, in compliance with the requirements of such exchange or (2) if the Notes are not listed on an exchange, on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason, by lot or by such other method as the Trustee shall deem fair and appropriate in accordance with DTC procedures. No Notes of $2,000 or less can be redeemed in part.

Notices of redemption shall be delivered electronically or mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date to each Holder at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

With respect to Notes represented by certificated notes, the Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note; provided, that new Notes will only be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. Subject to the satisfaction of any conditions precedent relating thereto, Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on the Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control occurs, unless the Issuer has previously or concurrently electronically delivered or mailed a redemption notice with respect to all the outstanding Notes as described under “—Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date prior to such repurchase. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee, to each Holder to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise delivered (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided, that the paying agent receives, not later than the close of business on the second Business Day prior to the expiration date of the Change of Control Offer, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that Holders whose Notes are being purchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to at least $2,000 or any integral multiple of $1,000 in excess of $2,000;

(8) if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by the Issuer, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes repurchased.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes by the Issuer pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law:

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer and, at the Issuer’s option, the Notes so accepted for cancellation.

The Senior Credit Facilities do, and future credit agreements or other agreements relating to Indebtedness to which the Issuer becomes a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default thereunder, we could seek a waiver of such default or seek to refinance such Indebtedness. However, in the event we do not obtain such a waiver or do not refinance such Indebtedness, such default could result in amounts outstanding under such Indebtedness being declared due and payable.

The Senior Credit Facilities contain, and future credit agreements or other similar agreements to which the Issuer is, or may become, a party may contain, restrictions on the Issuer’s ability to repurchase Notes. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from repurchasing Notes. In such a case, the Issuer’s failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, likely constitute a default under such other agreements.

Our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then-existing financial resources, and sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

The Issuer is not required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to certain Persons. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75.0% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes or any Guarantor’s Guarantee of the Notes, that (i) are assumed by the transferee of any such assets or (ii) that are otherwise cancelled or terminated in connection with the transaction with such transferee (other than intercompany debt owed to the Issuer or its Restricted Subsidiaries) and, in each case, for which the Issuer and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing;

(b) any securities, notes or other obligations or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into Cash Equivalents (to the extent of the Cash Equivalents received) within 180 days following the closing of such Asset Sale;

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $70.0 million and (y) 2.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; and

(d) Indebtedness of any Restricted Subsidiary that ceases to be a Restricted Subsidiary as a result of such asset disposition (other than intercompany debt owed to the Issuer or its Restricted Subsidiaries), to the extent that the Issuer and each other Restricted Subsidiary are released from any guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Sale, shall be deemed to be Cash Equivalents for purposes of this clause (2) and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale:

(1) to permanently reduce:

(a) Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Secured Indebtedness of the Issuer or a Restricted Subsidiary, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, which is secured by a Lien that is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto); provided, that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” or through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100.0% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes to be repurchased, to the date of repurchase; or

(d) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(2) to make (a) an Investment in any one or more businesses; provided, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures, (c) acquisitions of properties or (d) acquisitions of other assets, in the case of each of (a), (b), (c) and (d), used or useful in a Similar Business; or

(3) to make (a) an Investment in any one or more businesses; provided, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or any of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) acquisitions of properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided, that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event that any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination (or, if later, 450 days after the receipt of such Net Proceeds); provided, further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds (as defined below).

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1)(c) above, will be deemed to have been so applied whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, the Issuer shall make an offer to all Holders and, at the option of the Issuer, to any holders of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness” and such offer, an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is in an amount equal to at least $2,000, or an integral multiple of $1,000 in excess thereof, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100.0% of the principal amount thereof (or accreted value thereof, if less), plus accrued and unpaid interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within fifteen Business Days after the date that Excess Proceeds exceed $50.0 million by mailing or electronically delivering the notice required pursuant to the terms of the Indenture, with a copy to the Trustee or otherwise in accordance with the procedures of DTC. The Issuer may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days (or such longer period provided above) or with respect to Excess Proceeds of $50.0 million or less.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered in an Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described under “—Selection and Notice” and the Issuer shall select such Pari Passu Indebtedness to be purchased pursuant to the terms of such Pari Passu Indebtedness; provided that as between the Notes and any Pari Passu Indebtedness, such purchases will be made on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered with adjustments as necessary so that no Notes or Pari Passu Indebtedness will be repurchased in part in an unauthorized denomination. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the Asset Sale Offer shall be reset to zero (regardless of whether there are any remaining Excess Proceeds upon such completion).

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility, including under the Senior Credit Facilities, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the then outstanding Notes.

The Senior Credit Facilities, and future credit agreements or other similar agreements to which the Issuer may become a party may, contain restrictions on the Issuer’s ability to repurchase Notes. In the event an Asset Sale occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its lenders to the repurchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain prohibited from repurchasing Notes. In such a case, the Issuer’s failure to repurchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, likely constitute a default under such other agreements.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture.

Changes in Covenants when Notes Rated Investment Grade

During any period of time that (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event” and the date thereof being referred to as the “Suspension Date”) then, the covenants specifically listed under the following captions in this “Description of Exchange Notes” will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1) “—Repurchase at the Option of Holders—Asset Sales”;

(2) “—Certain Covenants—Limitation on Restricted Payments”;

(3) “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Certain Covenants—Transactions with Affiliates”;

(6) “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7) “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

During a Suspension Period (as defined below), the Issuer may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this “Description of Exchange Notes” as the “Suspension Period.” The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset to zero.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Issuer or any of its Restricted Subsidiaries or events occurring prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Notes; provided, that (i) with respect to Restricted Payments made after such reinstatement, the amount available to be made as Restricted Payments will be calculated as though the covenant described below under “—Certain Covenants—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; (ii) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that all Indebtedness outstanding on the Reversion Date under the Senior Credit Facilities shall be deemed incurred or issued pursuant to clause (1) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (up to the maximum amount of such Indebtedness that would be permitted to be incurred thereunder as of the Reversion Date and after giving effect to Indebtedness incurred prior to the Suspension Period and outstanding on the Reversion Date); (iii) any Affiliate Transaction entered into after the Reversion Date pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to clause (6) of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates”; (iv) any encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to take any action described in clauses (1) through (3) of the first paragraph of the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” that becomes effective during any Suspension Period shall be deemed to be permitted pursuant to clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and (v) no Subsidiary of the Issuer shall be required to comply with the covenant described under “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries” after such reinstatement with respect to any guarantee entered into by such Subsidiary during any Suspension Period.

On and after each Reversion Date, the Issuer and its Subsidiaries will be permitted to consummate the transactions contemplated by any contract entered into during the Suspension Period, so long as such contract and such consummation would have been permitted during such Suspension Period.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (in each case, solely in such Person’s capacity as holder of such Equity Interests), including any dividend or distribution payable in connection with any merger, amalgamation or consolidation other than:

(a) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted

Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including in connection with any merger, amalgamation or consolidation, in each case held by Persons other than the Issuer or a Restricted Subsidiary;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7), (8) and (9) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the payment, redemption, defeasance, purchase, repurchase, acquisition or retirement for value of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, defeasance, purchase, repurchase, acquisition or retirement; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of and immediately after giving effect to such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments (including the fair market value of any non-cash amount) made by the Issuer and its Restricted Subsidiaries after the Effective Date (including Restricted Payments permitted by clauses (1), (6)(c) and (8) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50.0% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period and including the predecessor) beginning the first day of the fiscal quarter containing the Effective Date to the end of the most recently ended Test Period preceding such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100.0% of such deficit; plus

(b) 100.0% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Issuer since the Effective Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)(A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

(x) Equity Interests to any future, present or former employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any direct or indirect parent company of the Issuer or any of the Issuer’s Subsidiaries after the Effective Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net proceeds are actually contributed to the Issuer, Equity Interests of any direct or indirect parent company of the Issuer (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such company or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer, that have been converted into or exchanged for Equity Interests of the Issuer or any of its direct or indirect parent companies;

provided, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below) applied in accordance with clause (2) of the next succeeding paragraph, (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100.0% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Issuer following the Effective Date (other than (X) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (Y) by a Restricted Subsidiary and (Z) any Excluded Contributions); plus

(d) 100.0% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of, or other returns on Investments from, Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries (other than by the Issuer or a Restricted Subsidiary) and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments made by the Issuer or its Restricted Subsidiaries, in each case after the Effective Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary constituted a Permitted Investment, but including such cash or fair market value to the extent exceeding the amount of such Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Effective Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary after the Effective Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred) at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation, consolidation or transfer of assets, other than to the extent the Investment in such Unrestricted Subsidiary constituted a Permitted Investment, but, to the extent exceeding the amount of such Permitted Investment, including such excess amounts of cash or fair market value; provided, that, in the case of this clause (e), if the fair market value of any marketable securities or other property (other than cash) contributed or received, or such Investment, as applicable, to be included in this clause (e) shall exceed $45.0 million, such fair market value shall be determined by the Board of Directors whose resolution with respect thereto will be delivered to the Trustee.

The foregoing provisions do not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests, including any accrued and unpaid dividends thereon (“Treasury Capital Stock”), or Subordinated Indebtedness of the Issuer or any Restricted Subsidiary or any Equity Interests of any direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of, the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Restricted Subsidiaries) of Refunding Capital Stock, and (c) if, immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clauses (6)(a) or (b) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the principal payment on, defeasance, redemption, repurchase, exchange or other acquisition or retirement of (i) Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor or Disqualified Stock of the Issuer or a Guarantor, (ii) Disqualified Stock of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock or Subordinated Indebtedness of the Issuer or a Guarantor, (iii) Disqualified Stock of Restricted Subsidiary that is not a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of a Restricted Subsidiary that is not a Guarantor that, in each case, is Refinancing Indebtedness incurred or issued, as applicable, in compliance with “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (iv) any Subordinated Indebtedness or Disqualified Stock which constitutes Acquired Indebtedness;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent company of the Issuer held by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with any such repurchase, retirement or other acquisition) including any arrangement including Equity Interests rolled over by management of the Issuer or any direct or indirect parent company of the Issuer in connection with the Transactions; provided, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed $25.0 million in any calendar year (with unused amounts in any calendar year being carried over to the next two succeeding calendar years); provided, further, that such amount in any calendar year under this clause (4) may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, the cash proceeds from the sale of Equity Interests of any direct or indirect parent company of the Issuer, in each case to any future, present or former employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Effective Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the amount of any cash bonuses otherwise payable to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any direct or indirect parent company thereof in connection with the Transactions that are foregone in exchange for the receipt of Equity Interests of the Issuer or any direct or indirect parent company thereof pursuant to any deferred compensation plan of such company; plus

(c) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries (or by any direct or indirect parent company to the extent contributed to the Issuer) after the Effective Date; less

(d) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a), (b) and (c) of this clause (4);

and provided, further, that cancellation of Indebtedness owing to the Issuer or any of its Restricted Subsidiaries from any future, present or former employees, directors, officers, members of management or consultants of the Issuer (or their respective Controlled Investment Affiliates or Immediate Family Members), any direct or indirect parent company of the Issuer or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer or any of its Restricted Subsidiaries after the Effective Date;

(b) the declaration and payment of dividends or distributions to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by such parent company after the Effective Date; provided, that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, in the case of each of (a), (b) and (c) of this clause (6), that for the most recently ended Test Period preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable by any future, present or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer or any of its Restricted Subsidiaries or any direct or indirect parent company of the Issuer and any repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or similar rights if such Equity Interests represent a portion of the exercise price of such options, warrants or similar rights or required withholding or similar taxes;

(8) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent company of the Issuer to fund a payment of dividends on such company’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any direct or indirect parent company of the Issuer after the Effective Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9) Restricted Payments that are made with Excluded Contributions;

(10) Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (10) (in the case of Restricted Investments, at the time outstanding) not to exceed the greater of (a) $50.0 million and (b) 2.0% of Total Assets at such time;

(11) distributions or payments of Securitization Fees;

(12) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or owed to Affiliates, in each case with respect to any Restricted Payment made or owed to an Affiliate, to the extent permitted by the covenant described under “—Certain Covenants—Transactions with Affiliates”, including any payments to holders of Equity Interests of Par (prior to the consummation of the Transactions) in connection with, or as a result of, their exercise of appraisal rights and the settlement of any claims or actions (whether actual, contingent or potential) with respect thereto;

(13) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided, that the Issuer shall have made a Change of Control Offer or Asset Sale Offer, as applicable, to purchase the Notes on the terms provided in the Indenture applicable to Change of Control Offers or Asset Sale Offers, respectively, and all Notes validly tendered by Holders in such Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired for value;

(14) the declaration and payment of dividends or distributions by the Issuer or a Restricted Subsidiary to, or the making of loans or advances to, any of their respective direct or indirect parent companies in amounts required for any direct or indirect parent company to pay, in each case without duplication,

(a) franchise, excise and similar taxes, and other fees, taxes and expenses required to maintain their corporate or other legal existence;

(b) so long as the Issuer is a member of a consolidated, combined or unitary group of which such direct or indirect parent company is a parent for foreign, federal, state or local income or other tax purposes, the relevant foreign, federal, state and local income or other taxes, to the extent such income or other taxes are attributable to the income of the Issuer and its Restricted Subsidiaries that are members of such group and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided, that in each case the amount of such payments in or with respect to any taxable year does not exceed the amount that the Issuer and such Restricted Subsidiaries would be required to pay in respect of the relevant foreign, federal, state and local taxes for such taxable year were the Issuer, such Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes as a separate consolidated, combined or unitary group separately from any such parent company (or, if there are no such Restricted Subsidiaries or Unrestricted Subsidiaries, the Issuer on a separate company basis);

(c) customary salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, employees, directors, officers, members of management and consultants of any direct or indirect parent company of the Issuer and any payroll, social security or similar taxes thereof, to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d) general corporate operating, administrative, compliance and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Subsidiaries;

(e) fees and expenses other than to Affiliates of the Issuer related to any equity or debt offering of such parent company (whether or not successful);

(f) to the extent constituting Restricted Payments, amounts that would be permitted to be paid directly by the Issuer or its Restricted Subsidiaries under the covenant described under “—Certain Covenants—Transactions with Affiliates” (other than clause 2(i) thereof);

(g) interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise, considered Indebtedness of, the Issuer incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(h) to finance Investments or other acquisitions otherwise permitted to be made pursuant to this covenant if made by the Issuer; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment or other acquisition, (B) such direct or indirect parent company shall, promptly following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Issuer or one of its Restricted Subsidiaries or (2) the merger, amalgamation, consolidation, or sale of the Person formed or acquired into the Issuer or one of its Restricted Subsidiaries (to the extent not prohibited by the covenant “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” below) in order to consummate such Investment or other acquisition, (C) such direct or indirect parent company and its Affiliates (other than the Issuer or a Restricted Subsidiary) receives no consideration or other payment in connection with such transaction except to the extent the Issuer or a Restricted Subsidiary could have given such consideration or made such payment in compliance with the Indenture, (D) any property received by the Issuer shall not increase amounts available for Restricted Payments pursuant to clause (3) of the preceding paragraph and (E) to the extent constituting an Investment, such Investment shall be deemed to be made by the Issuer or such Restricted Subsidiary pursuant to another provision of this covenant (other than pursuant to clause (9) hereof) or pursuant to the definition of “Permitted Investments” (other than clause (9) thereof);

(15) the distribution, by dividend or otherwise, or other transfer or disposition of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(16) cash payments or loans, advances, dividends or distributions to any direct or indirect parent of the Issuer to make payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer, any of its Restricted Subsidiaries or any direct or indirect parent company of the Issuer; and

(17) Restricted Payments, provided that, after giving pro forma effect thereto and the application of the net proceeds therefrom, the Total Net Leverage Ratio for the Test Period immediately preceding such Restricted Payment would be no greater than 4.00 to 1.00;

provided, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (10), (15) and (17), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of March 29, 2013, all of the Issuer’s Subsidiaries were Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments or Permitted Investments in an amount determined as set forth in the penultimate sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time pursuant to this covenant or if an Investment would be permitted at such time, pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

For the avoidance of doubt, this covenant shall not restrict the making of any “AHYDO catch up payment” with respect to, and required by the terms of, any Indebtedness of the Issuer or any of its Restricted Subsidiaries permitted to be incurred under the terms of the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio of the Issuer for the Issuer’s most recently ended Test Period preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued (or, in the case of Indebtedness under Designated Revolving Commitments, on the date such Designated Revolving Commitments are established after giving pro forma effect to the incurrence of the entire committed amount of Indebtedness thereunder, in which case such committed amount under such Designated Revolving Commitments may thereafter be borrowed and reborrowed, in whole or in part, from time to time, without further compliance with this proviso) would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such Test Period; provided, that Restricted Subsidiaries of the Issuer that are not Guarantors may not incur Indebtedness or Disqualified Stock or Preferred Stock under this paragraph if, after giving pro forma effect to such incurrence or issuance (including a pro forma application of the net proceeds therefrom), the aggregate amount of Indebtedness and Disqualified Stock and Preferred Stock of Restricted Subsidiaries that are not Guarantors incurred or issued pursuant to this paragraph then outstanding would exceed the greater of (x) $60.0 million and (y) 2.75% of Total Assets at such time.

The foregoing limitations do not apply to:

(1) the incurrence of Indebtedness pursuant to the Credit Facilities by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount not to exceed $1,500.0 million;

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Initial Notes and related Guarantees and the exchange notes and related exchange guarantees to be issued in exchange for the Initial Notes and the related Guarantees pursuant to this exchange offer (but excluding any Additional Notes issued after the Effective Date and any exchange notes and related exchange guarantees to be issued in exchange therefor);

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Effective Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations) and Disqualified Stock incurred or issued by the Issuer or any Restricted Subsidiary and Preferred Stock issued by any Restricted Subsidiary, to finance the purchase, lease, replacement or improvement of property (real or personal), equipment or other assets, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof and all other Indebtedness, Disqualified Stock and/or Preferred Stock incurred or issued and outstanding under this clause (4) at such time, not to exceed the greater of (x) $60.0 million and (y) 2.75% of Total Assets (in each case, determined at the date of incurrence or issuance), so long as such Indebtedness, Disqualified Stock or Preferred Stock is incurred or issued at the date of such purchase, lease, replacement or improvement or within 270 days thereafter;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, banker’s acceptances, warehouse receipts, or similar instruments issued or created in the ordinary course of business, including in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, unemployment insurance or other social security legislation or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 Business Days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary (including the Anchen Obligations and the Edict Obligations), other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, that if such Indebtedness is reflected on the balance sheet of the Issuer or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6)), such Indebtedness is paid after becoming due and payable;

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided, that any such Indebtedness so long as owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided, that if a Guarantor incurs such Indebtedness to, and so long as owing to, a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any such subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness (to the extent such Indebtedness is then outstanding) not permitted by this clause (8);

(9) Shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of its Restricted Subsidiaries or any pledge of such Capital Stock constituting a Permitted Lien) shall be deemed, in each case, to be an issuance of such shares of Preferred Stock (to the extent such Preferred Stock is then outstanding) not permitted by this clause (9);

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred under the Indenture, exchange rate risk or commodity pricing risk;

(11) Obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any of its Restricted Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business or consistent with industry practice;

(12)(a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100.0% of the net cash proceeds received by the Issuer since immediately after the Effective Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments pursuant to the second paragraph of “—Certain Covenants—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clause (1), (2) or (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred or issued, as applicable, pursuant to this clause (12)(b), does not exceed the greater of (x) $100.0 million and (y) 4.5% of Total Assets (in each case, determined at the date of incurrence) (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred or issued pursuant to this clause (12)(b) shall cease to be deemed incurred, issued or outstanding for purposes of this clause (12)(b) but shall be deemed incurred or issued for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred or issued such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence or issuance by the Issuer of Indebtedness or Disqualified Stock or the incurrence or issuance by a Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund, refinance, extend, replace, renew or defease any Indebtedness (including any Designated Revolving Commitments) incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness incurred or Disqualified Stock or Preferred Stock issued to so refund, refinance, extend, replace, renew or defease such Indebtedness, Disqualified Stock or Preferred Stock; provided, that any such Indebtedness, Disqualified Stock or Preferred Stock constitutes Refinancing Indebtedness;

(14)(a) Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary, incurred or issued to finance an acquisition (or other purchase of assets) or that is assumed by the Issuer or any Restricted Subsidiary in connection with such acquisition or (b) Indebtedness, Disqualified Stock or Preferred Stock of Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into, amalgamated or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, that after giving effect to such acquisition, amalgamation, consolidation or merger, either:

(i) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(ii) the Fixed Charge Coverage Ratio for the Issuer is equal to or greater than immediately prior to such acquisition, amalgamation, consolidation or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit or bank guarantee issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(17) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer so long as the incurrence of such Indebtedness by the Issuer is permitted under the terms of the Indenture; provided, that such guarantee is incurred in accordance with, if applicable, the covenant described below under “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to future, present or former employees, directors, officers, members of management and consultants thereof, their respective Controlled Investment Affiliates or Immediate Family Members, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments”;

(19) to the extent constituting Indebtedness, customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business;

(20) (a) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Issuer and its Restricted Subsidiaries and (b) Indebtedness in respect of Cash Management Services;

(21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms;

(22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(23) Indebtedness or Disqualified Stock of Restricted Subsidiaries of the Issuer that are not Guarantors in an amount not to exceed and together with any other Indebtedness incurred and outstanding under this clause (23) the greater of (i) $50.0 million and (ii) 1.75% of Total Assets (in each case, determined on the date of incurrence) (it being understood that any Indebtedness or Disqualified Stock deemed incurred or issued pursuant to this clause (23) shall cease to be deemed incurred, issued or outstanding for the purpose of this clause (23) but shall be deemed incurred or issued for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (23)); and

(24) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) at any time, whether at the time of incurrence or issuance or upon the application of all or a portion of the proceeds thereof or subsequently, meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (24) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify and may subsequently reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in such of the above clauses or under the first paragraph of this covenant as determined by the Issuer at such time; provided, that all Indebtedness outstanding under the Credit Facilities on the Effective Date will, at all times, be treated as incurred on the Effective Date under clause (1) of the second paragraph above; and

(2) the Issuer is entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above, subject to the proviso to clause (1) of this paragraph.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class, accretion or amortization of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, will, in each case, not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness or issuance of Disqualified Stock, the U.S. dollar-equivalent principal amount of Indebtedness or Disqualified Stock denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed or first incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is incurred or Disqualified Stock is issued, to refinance other Indebtedness or Disqualified Stock, as applicable, denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness or Disqualified Stock does not exceed (i) the principal amount of such Indebtedness or Disqualified Stock, as applicable, being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums) and other costs and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred or Disqualified Stock issued to refinance other Indebtedness, if incurred in a different currency from the Indebtedness or Disqualified Stock, as applicable, being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness or Disqualified Stock is denominated that is in effect on the date of such refinancing. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with GAAP.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured, (2) Indebtedness as subordinated or junior to any other Indebtedness merely because it is issued or guaranteed by other obligors or (3) secured Indebtedness as subordinated or junior to any other secured Indebtedness merely because it has a junior priority lien with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur or assume any Lien (except Permitted Liens) that secures Obligations under any Indebtedness or any related guarantee of Indebtedness, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, the Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to or restrict (a) Liens securing obligations in respect of the Notes and the related Guarantees, (b) Liens securing obligations in respect of Indebtedness permitted to be incurred under any Credit Facility, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens securing obligations in respect of Indebtedness permitted to be incurred under the covenant described above under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing obligations in respect of Indebtedness permitted under this clause (c), at the time of incurrence (or, in the case of Indebtedness under Designated Revolving Commitments, on the date such Designated Revolving Commitments are established after giving pro forma effect to the incurrence of the entire committed amount of Indebtedness thereunder, in which case such committed amount under such Designated Revolving Commitments may thereafter be borrowed and reborrowed, in whole or in part, from time to time, without further compliance with this subclause) and after giving pro forma effect thereto and the application of the net proceeds therefrom, the Senior Secured Net Leverage Ratio for the Test Period immediately preceding the incurrence of such Lien would be no greater than 3.75 to 1.00.

Any Lien created for the benefit of the Holders pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

The expansion of Liens by virtue of accretion or amortization of original issue discount (excluding accretion or amortization that is expressly provided for in the agreement providing for the applicable Indebtedness that is a zero coupon or similar discount yield instrument) and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an incurrence of Liens for purposes of this covenant.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate, amalgamate or merge with or into or wind up into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes pursuant to supplemental indentures or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable Test Period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio for the Successor Company would be equal to or greater than the Fixed Charge Coverage Ratio for the Issuer immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) above shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6) the Successor Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer under the Indenture, the Guarantees, the Notes and the Registration Rights Agreement, as applicable, and in such event the Issuer will automatically be released from its obligations thereunder (other than in connection with any consolidation, amalgamation, lease or merger). The foregoing clauses (3), (4), (5) and (6) shall not apply to the Transactions. Notwithstanding the immediately preceding clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with, amalgamate with or merge with or into or wind up into or sell, assign, lease, convey, transfer or otherwise dispose of all or part of its properties and assets to the Issuer, and

(2) the Issuer may consolidate with, amalgamate with or merge with or into, or wind up into an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as applicable, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indentures, if any, comply with the Indenture;

(2) the transaction is made in compliance with, if applicable, the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; or

(3) in the case of assets comprised of Equity Interests of Subsidiaries that are not Guarantors, such Equity Interests are sold, assigned, transferred, leased, conveyed or otherwise disposed of to one or more Restricted Subsidiaries.

Subject to certain limitations described in the Indenture, the Successor Person (if other than such Guarantor) will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (1) merge, amalgamate or consolidate with or into, wind up into or sell, assign, transfer, lease, convey or otherwise dispose of all or part of its properties and assets to another Guarantor or the Issuer, (2) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof, (3) convert into a corporation, partnership, limited partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor or (4) liquidate or dissolve or change its legal form if the Issuer determines in good faith that such action is in the best interests of the Issuer and is not materially disadvantageous to the Holders of the Notes.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $30.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions do not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries, or an entity that becomes a Restricted Subsidiary as a result of such transaction, and any merger, consolidation or amalgamation of the Issuer and any direct parent of the Issuer; provided that such merger, consolidation or amalgamation of the Issuer is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2)(i) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Certain Covenants—Limitation on Restricted Payments” and (ii) other Investments constituting “Permitted Investments”;

(3) the payment of management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses pursuant to the Management Fee Agreement (plus any unpaid management, consulting, monitoring, transaction, advisory and other fees, indemnities and expenses accrued in any prior year) and the termination fees pursuant to the Management Fee Agreement, or any amendment thereto or replacement thereof so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the Board of Directors to the Holders when taken as a whole, as compared to the Management Fee Agreement as in effect on the Effective Date;

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided on behalf of or for the benefit of, present, future or former employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) the existence of, or the performance by the Issuer, any of its Restricted Subsidiaries of its obligations under the terms of, any agreement as in effect as of the Effective Date, or any amendment thereto or replacement thereof (so long as any such amendment or replacement is not materially disadvantageous in the good faith judgment of the Board of Directors to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Effective Date);

(7) the existence of, or the performance by the Issuer, any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it was a party as of the Effective Date and any similar agreements or arrangements which it may enter into thereafter; provided, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or arrangement or under any similar agreement or arrangement entered into after the Effective Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement or arrangement are not otherwise materially disadvantageous in the good faith judgment of the Board of Directors to the Holders when taken as a whole (as compared to the original agreement or arrangement in effect on the Effective Date);

(8) the Transactions and the payment of all fees and expenses related to the Transactions, including Transaction Expenses;

(9) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person or any contribution to the capital of the Issuer;

(11) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any Qualified Securitization Facility or any related transaction effected in order to consummate a financing contemplated by a Qualified Securitization Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries made for any financial advisory, consulting, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors in good faith;

(13) payments and Indebtedness and Disqualified Stock (and cancellation of any thereof) of the Issuer and its Restricted Subsidiaries and Preferred Stock (and cancellation of any thereof) of any Restricted

Subsidiary to any future, current or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement that are, in each case, approved by the Issuer in good faith; and any employment agreements, severance arrangements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the Issuer in good faith;

(14)(i) investments by Permitted Holders in securities of the Issuer or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Permitted Holders in connection therewith) so long as (a) the investment is being offered by the Issuer or such Restricted Subsidiary generally to other investors on the same or more favorable terms and (b) the investment constitutes less than 10.0% of the proposed or outstanding issue amount of such class of securities (provided, that any investments in debt securities by any Debt Fund Affiliates shall not be subject to the limitation in this clause (b)), and (ii) payments to Permitted Holders in respect of securities of the Issuer or any of its Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Issuer and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities;

(15) payments to or from, and transactions with, any joint venture or Unrestricted Subsidiary in the ordinary course of business or consistent with past practice or industry norms (including, any cash management activities related thereto);

(16) payments by the Issuer (and any direct or indirect parent company thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent company) and its Subsidiaries; provided that in each case the amount of such payments in any taxable year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amount received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such taxable year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(17) any lease entered into between the Issuer or any Restricted Subsidiary, as lessee, and any Affiliate of the Issuer, as lessor, which is approved by a majority of the disinterested members of the Board of Directors in good faith;

(18) intellectual property licenses in the ordinary course of business;

(19) the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to stockholders of the Issuer or any direct or indirect parent thereof pursuant to the stockholders agreement or the registration rights agreement entered into on or after the Effective Date in connection therewith;

(20) transactions permitted by, and complying with, the provisions of the covenant described under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” solely for the purpose of (a) reorganizing to facilitate any initial public offering of securities of the Issuer or any direct or indirect parent company (b) forming a holding company, or (c) reincorporating the Issuer in a new jurisdiction; and

(21) transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Issuer in an Officer’s Certificate) for the purposes of improving the consolidated tax efficiency of the Issuer and its Restricted Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that is not a Guarantor to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction (provided, that dividend or liquidation priority between classes of Capital Stock, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction) on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary that is a Guarantor on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or, in the case of a Restricted Subsidiary that is not a Guarantor, to any Restricted Subsidiary that is a Guarantor;

(2) make loans or advances to the Issuer or, in the case of a Restricted Subsidiary that is not a Guarantor, to any Restricted Subsidiary that is a Guarantor; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or, in the case of a Restricted Subsidiary that is not a Guarantor, to any Restricted Subsidiary that is a Guarantor.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Effective Date, including pursuant to the Senior Credit Facilities and the related documentation and Hedging Obligations and the related documentation;

(b) the Indenture, the Notes and the guarantees thereof and the exchange notes and related exchange guarantees to be issued in exchange for the Notes and the Guarantees pursuant to the Registration Rights Agreement;

(c) purchase money obligations for property acquired in the ordinary course of business and capital lease obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by or merged, amalgamated or consolidated with and into the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges, amalgamates or consolidates with or into the Issuer or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so acquired;

(f) contracts or agreements for the sale of assets, including any restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business or arising in connection with any Permitted Liens;

(i) Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries that are not Guarantors permitted to be incurred subsequent to the Effective Date pursuant to the provisions of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other similar agreements (including stockholder agreements) relating solely to such joint venture or entered into in the ordinary course of business;

(k) customary provisions contained in leases, sub-leases, licenses, sub-licenses, Equity Interests or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) restrictions created in connection with any Qualified Securitization Facility that, in the good faith determination of the Issuer, are necessary or advisable to effect such Qualified Securitization Facility;

(m) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided, that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary;

(n) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Restricted Subsidiary;

(o) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(p) restrictions arising in connection with cash or other deposits permitted under the covenant “—Liens”;

(q) any other agreement or instrument governing any Indebtedness, Disqualified Stock, or Preferred Stock permitted to be incurred or issued pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” entered into after the Effective Date that contains encumbrances and other restrictions that either (x) are no more restrictive in any material respect taken as a whole with respect to any Restricted Subsidiary than (i) the restrictions contained in the Indenture as of the Effective Date or (ii) those encumbrances and other restrictions that were in effect on the Effective Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Effective Date, (y) are not materially more disadvantageous, taken as a whole, to the Holders than is customary in comparable financings for similarly situated issuers or (z) will not otherwise materially impair the Issuer’s ability to make payments on the Notes when due, in each case in the good faith judgment of the Issuer;

(r) customary restrictions and conditions contained in the document relating to any Lien so long as (i) such Lien is a Permitted Lien and such restrictions or conditions relate only to the specific asset subject to such Lien and (ii) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this covenant; and

(s) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (r) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive in any material respect with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Securitization Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other applicable rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 30-day period described in clause (1) above.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC no later than 15 days after the dates specified below:

(1) within 90 days after the end of each fiscal year (beginning with the fiscal year ending after the Effective Date), annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form; and

(3) within five (5) Business Days of the date on which an event would have been required to be reported on a Form 8-K or any successor or comparable form if the Issuer had been a reporting company under the Exchange Act, a current report relating to such event on Form 8-K or any successor or comparable form; provided, however, that no such report or information will be required to be so filed if the Issuer determines in good faith that such event is not material to the holders of Notes or the business, assets, operations or financial condition of the Issuer and its Restricted Subsidiaries, taken as a whole;

in each case, in a manner that complies in all material respects with the requirements specified in such form (except as described above or below and subject, in the case of required financial information, to exceptions consistent with the presentation of financial information in the Rule 144A offering circular, to the extent filed within the times specified above); provided that the Issuer shall not be so obligated to file such reports with the SEC (i) if the SEC does not permit such filing or (ii) prior to the consummation of an exchange offer or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, in which event the Issuer will make available such information to the Trustee, the Holders and prospective purchasers of Notes (without exhibits unless otherwise requested), in each case within 15 days after the time the Issuer would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act, including by posting such information on the website of the Issuer or any of its parent companies (which may be password protected so long as the password is made promptly available by the Issuer to the Trustee, the Holders, research analysts and prospective purchasers upon request). In addition, to the extent not satisfied by the foregoing, the Issuer has agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act; provided, further, that any report required to be delivered under clause (1) or (2) above prior to the completion of the first full fiscal year following the Effective Date shall not be required to comply with Regulation S-X of the SEC, give pro forma effect to the Transactions, or contain all purchase accounting adjustments relating to the Transactions to the extent it is not practicable to include any such adjustments in such report.

In the event that any direct or indirect parent company of the Issuer becomes a Guarantor, the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent company; provided that, if and so long as such parent company shall have Independent Assets or Operations (as defined below), the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent company, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a stand-alone basis, on the other hand. “Independent Assets or Operations” means, with respect to any such parent company, that such parent company’s total assets, revenues, income from continuing operations before income taxes and cash flows from operating activities (excluding in each case amounts related to its investment in the Issuer and the Restricted Subsidiaries), determined in accordance with GAAP and as shown on the most recent balance sheet of such parent company, is more than 3.0% of such parent company’s corresponding consolidated amount.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the SEC, subject to exceptions consistent with the presentation of financial information in the Rule 144A offering circular, to the extent filed within the time periods specified above, or (2) by posting on its or any of its parent companies’ websites (which may be password protected so long as the password is made promptly available by the Issuer to the Trustee, the Holders, research analysts and prospective purchasers of the Notes upon request) and providing to the Trustee (without exhibits unless otherwise requested) within 15 days after the time the Issuer would have been required to file annual and interim reports with the SEC, the financial information (including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the Rule 144A offering circular, to the extent filed within the times specified above. The Trustee shall have no obligation whatsoever to determine if such filing or posting has occurred.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “—Events of Default and Remedies” until 90 days after the date any report hereunder is due.

To the extent any information is not provided within the time periods specified in this section “—Reports and Other Information” and such information is subsequently provided, the Issuer will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured.

The Issuer shall use its commercially reasonable efforts, consistent with its judgment as to what is prudent at the time, to participate in quarterly conference calls to discuss operating results and related matters. The Issuer shall issue a press release which will provide the date and time of any such call and will direct Holders, prospective investors and securities analysts to contact the investor relations office of the Issuer to obtain access to the conference call.

It is understood that the Trustee shall have no obligation whatsoever to determine whether or not such information, documents or reports have been posted on the Issuer’s website.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3) failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25.0% in principal amount of the then outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clause (1) or (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at its stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $40.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged, unwaived and unstayed for a period of more than 90 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary); or

(7) the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void in a final non-appealable judgment of a court of competent jurisdiction or any responsible officer of any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Restricted Subsidiaries that taken together (as of the latest consolidated financial statements of the Issuer made available to the Holders) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above with respect to the Issuer) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25.0% in principal amount of the then total outstanding Notes by notice to the Issuer may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal of and premium, if any, and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section with respect to the Issuer, all outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee will have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interests of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured or is no longer continuing.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 25.0% in principal amount of the total outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such written request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within ten (10) Business Days, after becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Issuer or any Guarantor or any of their parent companies or subsidiaries (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders to receive payments in respect of the principal of, penalty, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to substantially all of the restrictive covenants in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, investment bank or appraisal firm, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions (a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling or (b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the beneficial owners of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement, instrument or documents (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Notwithstanding the foregoing, an Opinion of Counsel required by the immediately preceding paragraph with respect to legal defeasance need not be delivered if all of the Notes not theretofor delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; provided, that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(b) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(c) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture provides that, without the consent of each affected Holder, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or reduce the premium payable upon the redemption of such Notes on any date (other than provisions relating to the covenants described above under “—Repurchase at the Option of Holders”); provided that any amendment to the minimum notice requirement may be made with the consent of the Holders of a majority in aggregate principal amount of then outstanding Notes;

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all affected Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults;

(7) make any change in these amendment and waiver provisions that is materially adverse to the Holders;

(8) impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on such Holder’s Notes or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary, in any manner materially adverse to the Holders.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, amalgamations, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture or to release a Guarantor in accordance with the terms of the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of Exchange Notes” to the extent that such provision in this “Description of Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes, as provided to the Trustee in an Officer’s Certificate;

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, to facilitate the issuance and administration of the Notes; provided that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

(13) to provide for the issuance of Additional Notes in accordance with the terms of the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication or electronic delivery will be deemed given on the first date on which publication is made or electronic delivery made, and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing or transmitting.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The Indenture provides that the Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee is required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and the Registration Rights Agreement without charge by writing to Par Pharmaceutical Companies, Inc., 300 Tice Boulevard, Woodcliff Lake, NJ 07677.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging, amalgamating or consolidating with or into, or becoming a Restricted Subsidiary of, such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the transactions contemplated by the Transaction Agreement.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Anchen Obligations” means all obligations of Par Pharmaceutical, Inc. under the Agreement and Plan of Merger, dated August 21, 2011 and amended on November 17, 2011, among Par Pharmaceutical, Inc., Anchen Incorporated and the other parties named therein (the “Anchen Merger Agreement”), to pay any realized Transaction Tax Benefit Amount (as defined in the Anchen Merger Agreement) to either the escrow agent or the paying agent under the terms thereof, which amount, if any, shall be applied in accordance with the Anchen Merger Agreement, including to satisfy indemnification claims made by Par Pharmaceutical, Inc., if any.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at October 15, 2015 (each such redemption price being set forth in the table appearing above under “—Optional Redemption”), plus (ii) all required remaining scheduled interest payments due on such Note through October 15 , 2015 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the then outstanding principal amount of such Note on such Redemption Date, as calculated by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate; provided, that such calculation shall not be the duty or obligation of the Trustee.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions (including by way of a Sale and Lease-Back Transaction) of property or assets of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of (i) Cash Equivalents or Investment Grade Securities and (ii) obsolete, damaged or worn out property or assets in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used or useful in the ordinary course;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments” or any Permitted Investment;

(d) any disposition of property or assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $25.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g)(i) the lease, assignment or sub-lease, license or sublicense of any real or personal property in the ordinary course of business and (ii) the exercise of termination rights with respect to any lease, sub-lease, license or sublicense or other agreement;

(h) any issuance, disposition or sale of Equity Interests in, or Indebtedness, assets or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation, expropriation or any similar action with respect to assets or the granting of Liens not prohibited by the Indenture;

(j) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any Qualified Securitization Facility or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Effective Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

(r) the granting of a Lien that is permitted under the covenant described above under “—Certain Covenants—Liens”;

(s) the issuance of directors’ qualifying shares and shares of Capital Stock of Foreign Subsidiaries issued to foreign nationals as required by applicable law.

“Board of Directors” means, for any Person, the board of directors or other governing body of such Person or, if such Person does not have such a board of directors or other governing body and is owned or managed by a single entity, the Board of Directors of such entity, or, in either case, any committee thereof duly authorized to act on behalf of such Board of Directors. Unless otherwise provided, “Board of Directors” means the Board of Directors of the Issuer.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares in the capital of such corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Captive Insurance Subsidiary” means any Subsidiary of the Issuer that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Equivalents” means:

(1) United States dollars;

(2)(a) Euros, Yen, Canadian Dollars, Sterling or any national currency of any Participating Member State of the EMU; or

(b) in the case of any Foreign Subsidiary or any jurisdiction in which the Issuer or its Restricted Subsidiaries conducts business, such local currencies held by it from time to time in the ordinary course of business and not for speculation;

(3) readily marketable direct obligations issued or directly and fully and unconditionally guaranteed or insured by the United States government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 36 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of three years or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding three years and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the United States dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) above or clauses (7) and (8) below entered into with any financial institution or recognized securities dealer meeting the qualifications specified in clause (4) above;

(6) commercial paper and variable or fixed rate notes rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Issuer) and in each case maturing within 36 months after the date of acquisition;

(7) marketable short-term money market and similar liquid funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Issuer);

(8) readily marketable direct obligations issued by (i) any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof or (ii) any foreign government or any political subdivision or public instrumentality thereof; provided, that each such readily marketable direct obligation shall have an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Issuer) with maturities of 36 months or less from the date of acquisition;

(9) Investments with average maturities of 36 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Issuer); and

(10) investment funds investing substantially all of their assets in securities of the types described in clauses (1) through (9) above.

In the case of Investments by any Foreign Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (1) through (7) and clauses (8)(i) and (9) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by Foreign Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (10) and in this paragraph.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clause (1) or (2) above as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts.

“Cash Management Services” means any agreement or arrangement to provide cash management services, including treasury, depository, overdraft, credit card processing or credit or debit card, purchase card, electronic funds transfer and other cash management arrangements.

“Change of Control” means the occurrence of any of the following after the Effective Date:

(1) the sale, lease, transfer, conveyance or other disposition in one or a series of related transactions (other than by merger, consolidation or amalgamation) of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (A) any Person (other than any Permitted Holder) or (B) Persons (other than any Permitted Holders) that are together a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50.0% or more of the total voting power of the Voting Stock of the Issuer directly or indirectly through any of its direct or indirect parent holding companies, other than in each case, in connection with any transaction or series of transactions in which the Issuer shall become the Wholly-Owned Subsidiary of a Parent Company.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries, including, the amortization of intangible assets, deferred financing fees, debt issuance costs, commissions, fees and expenses and amortization of Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (q) any prepayment premium or penalty, (r) annual agency fees paid to the administrative agents and collateral agents under any Credit Facilities, (s) costs associated with obtaining Hedging Obligations and breakage costs in respect of Hedging Obligations related to interest rates, (t) any expense resulting from the discounting of any indebtedness in connection with the application of recapitalization accounting or, if applicable, purchase accounting in connection with the Transactions or any acquisition (or purchase of assets), (u) penalties and interest related to taxes, (v) any Additional Interest and any “additional interest” or “liquidated damages” with respect to other securities, (w) amortization or expensing of deferred financing fees, amendment and consent fees, debt issuance costs, commissions, fees and expenses, (x) any amortization or expensing of bridge, commitment and other financing fees and any other fees related to the Transactions or any acquisitions (or purchases of assets) after the Effective Date, (y) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Facility and (z) any accretion of accrued interest on discounted liabilities (other than Indebtedness except to the extent arising from the application of purchase accounting); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any net after-tax effect of extraordinary, non-recurring or unusual gains or losses, charges or expenses (including relating to any multi-year strategic initiatives), Transaction Expenses, restructuring costs (including Strativa Restructuring Charges) and reserves, duplicative running costs, relocation costs, expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternative uses, Public Company Costs, facility consolidation and closing costs, severance costs and expenses, one-time compensation charges, costs relating to pre-opening and opening costs for facilities, signing, retention or completion bonuses, executive recruiting costs, costs incurred in connection with any strategic initiatives, transition costs, costs incurred in connection with non-ordinary course product and intellectual property development, costs incurred in connection with acquisitions (or purchases of assets) prior to or after the Effective Date (including integration costs), other business optimization expenses (including costs and expenses relating to business optimization programs, and new systems design, retention charges, system establishment costs and implementation costs and project start-up costs), accruals and reserves, operating expenses attributable to the implementation of cost-savings initiatives, consulting fees and curtailments and modifications to pension and post-retirement employee benefit plans shall be excluded;

(2) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period whether effected through a cumulative effect adjustment or a retroactive application, in each case in accordance with GAAP, shall be excluded;

(3) any net after-tax effect of gains or losses on disposal, abandonment (including asset retirement costs) or discontinuance of disposed, abandoned or discontinued operations, as applicable, shall be excluded;

(4) any net after-tax effect of gains or losses (less all fees, expenses and charges relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Equity Interests of any Person other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded;

(5) the Net Income for such period of any Person that is an Unrestricted Subsidiary shall be excluded, and, solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of a Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than restrictions that have been waived or otherwise released); provided that Consolidated Net Income of a Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash), or the amount that could have been paid in cash without violating any such restriction or requiring any such approval, to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP attributable to the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or joint venture investment or the amortization or write-off or write-down of any amounts thereof, net of taxes, shall be excluded;

(8) any net after-tax effect of income (loss) from the early extinguishment or conversion of (a) Indebtedness, (b) Hedging Obligations or (c) other derivative instruments shall be excluded;

(9) any impairment charge or asset write-off or write-down in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any equity based or non-cash compensation charge or expense, including any such charge or expense arising from grants of stock appreciation, equity incentive programs or similar rights, stock options, restricted stock or other rights to, and any cash charges associated with the rollover, acceleration, or payout of, Equity Interests by management of such Person or of a Restricted Subsidiary or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded;

(11) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the offering and issuance of the Notes and the syndication and incurrence of any Credit Facilities), issuance of Equity Interests, recapitalization, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Notes and other securities and any Credit Facilities) and including, in each case, any such transaction whether consummated on, after or prior to the Effective Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful or consummated (including, for the avoidance of doubt, the effects of expensing all transaction related expenses in accordance with Accounting Standards Codification Topic No. 805, Business Combinations), shall be excluded;

(12) accruals and reserves that are established or adjusted within twelve months after the Effective Date that are so required to be established or adjusted as a result of the Transactions (or within twelve months after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP shall be excluded;

(13) any expenses, charges or losses to the extent covered by insurance or indemnity and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is in fact reimbursed within 365 days of the date of the insurable or indemnifiable event (net of any amount so added back in any prior period to the extent not so reimbursed within the applicable 365-day period), shall be excluded;

(14) any noncash compensation expense resulting from the application of Accounting Standards Codification Topic No. 718, Compensation—Stock Compensation or Accounting Standards Codification Topic 505-50, Equity-Based Payments to Non-Employees, shall be excluded; and

(15) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Accounting Standards Codification Topic No. 815, Derivatives and Hedging;

(b) any net unrealized gain or loss (after any offset) resulting in such period from currency transaction or translation gains or losses including those related to currency remeasurements of Indebtedness (including any net loss or gain resulting from (A) Hedging Obligations for currency exchange risk and (B) resulting from intercompany indebtedness) and any other foreign currency transaction or translation gains and losses, to the extent such gain or losses are non-cash items;

(c) any adjustments resulting from the application of Accounting Standards Codification Topic No. 460, Guarantees, or any comparable regulation;

(d) research and development expenses and charges, including Milestone Payments, to the extent expensed; and

(e) earn-out and contingent consideration obligations (including to the extent accounted for as bonuses or otherwise) and adjustments thereof and purchase price adjustments.

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any acquisition, Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by such Person and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from such Person and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by such Person or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) of the first paragraph thereof.

“Consolidated Total Debt” means, as of the any date of determination, the aggregate principal amount of Indebtedness of the Issuer and its Restricted Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of Indebtedness resulting from the application of purchase accounting in connection with the Transactions or any acquisition permitted under the Indenture), consisting only of Indebtedness for borrowed money, Capitalized Lease Obligations, debt obligations evidenced by bonds, notes, debentures, promissory notes or similar instruments and guarantees of Indebtedness of such types of a third Person plus, without duplication, the aggregate undrawn amount of Designated Revolving Commitments in effect on such date; provided that Consolidated Total Debt shall not include Indebtedness in respect of (i) any letter of credit, except to the extent of obligations in respect of drawn standby letters of credit which have not been reimbursed within three (3) Business Days and (ii) Hedging Obligations, except any unpaid termination payments thereunder. The U.S. dollar-equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the U.S. dollar-equivalent principal amount of such Indebtedness.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlled Investment Affiliate” means, as to any Person, any other Person, other than any Investor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Issuer and/or other companies.

“Credit Facilities” means, with respect to the Issuer or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities or other financing arrangements (including commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof, in whole or in part, and any indentures or credit facilities or commercial paper facilities that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding, supplemental or refinancing facility, arrangement or indenture that increases the amount permitted to be borrowed or issued thereunder or alters the maturity thereof (provided that such increase in borrowings or issuances is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or holders.

“Debt Fund Affiliate” means any affiliate of the Investor that is a bona fide diversified debt fund or an investment vehicle that is engaged in the making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of, or collection or payment on, such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate on or promptly after the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.”

“Designated Revolving Commitments” means any commitments to make loans or extend credit on a revolving basis to the Issuer or any of its Restricted Subsidiaries by any Person other than the Issuer or any of its Restricted Subsidiaries that have been designated in an Officer’s Certificate delivered to the Trustee as “Designated Revolving Commitments” until such time as the Issuer subsequently delivers an Officer’s Certificate to the Trustee to the effect that such commitments shall no longer constitute “Designated Revolving Commitments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, that if such Capital Stock is issued to any plan for the benefit of future, current or former employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer or its Subsidiaries or by any such plan to such employees, directors, officers, members of management or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members), such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s or consultant’s termination, death or disability; provided, further, that any Capital Stock held by any future, current or former employee, director, officer, member of management or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries, any of its direct or indirect parent companies or any other entity in which the Issuer or a Restricted Subsidiary has an Investment and is designated in good faith as an “affiliate” by the Board of Directors (or the compensation committee thereof), in each case pursuant to any stock subscription or shareholders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries or in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s, director’s, officer’s, management member’s or consultant’s termination, death or disability.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period:

(1) increased (without duplication) by the following, in each case (other than in the case of clauses (g) and (j)) to the extent deducted (and not added back) in determining Consolidated Net Income for such period:

(a) provision for taxes based on income or profits or capital, including federal, state, franchise, property and similar taxes and foreign withholding taxes (including any future taxes or other levies which replace or are intended to be in lieu of such taxes and any penalties and interest related to such taxes or arising from tax examinations) and the net tax expense associated with any adjustments made pursuant to clauses (1) through (15) of the definition of “Consolidated Net Income”; plus

(b) Fixed Charges for such period (including (x) net losses under Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and other deferred financing fees, and (z) costs of surety bonds in connection with financing activities, plus amounts excluded from Consolidated Interest Expense as set forth in clauses (1)(q) through (z) in the definition thereof); plus

(c) Consolidated Depreciation and Amortization Expense for such period; plus

(d) any other non-cash charges, including any write-offs or write-downs reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (A) the Issuer may determine not to add back such non-cash charge in the current period and (B) to the extent the Issuer does decide to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(e) the amount of any reductions in arriving at Net Income resulting from the application of Accounting Standards Codification Topic No. 810, Consolidation; plus

(f) the amount of management, monitoring, consulting, transaction, advisory and other fees (including termination fees) and indemnities and expenses paid or accrued in such period under the

Management Fee Agreement or otherwise to the Permitted Holders or other Persons with a similar interest in the Issuer or its direct or indirect parent companies to the extent otherwise permitted under “—Certain Covenants—Transactions with Affiliates”; plus

(g) the amount of “run rate” net cost savings, synergies and operating expense reductions (other than any of the foregoing related to Specified Transactions) projected by the Issuer in good faith to result from actions taken, committed to be taken or with respect to which substantial steps have been taken or are expected in good faith to be taken no later than twelve (12) months after the end of such period (calculated on a pro forma basis as though such cost savings, operating expense reductions and synergies had been realized on the first day of the period for which EBITDA is being determined and if such cost savings, operating expense reductions and synergies were realized during the entirety of such period), net of the amount of actual benefits realized during such period from such actions; provided, that such cost savings, operating expense reductions and synergies are reasonably identifiable and factually supportable (it is understood and agreed that “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken); plus

(h) the amount of loss on sale of receivables, Securitization Assets and related assets to any Securitization Subsidiary in connection with a Qualified Securitization Facility; plus

(i) any costs or expense incurred pursuant to any management equity plan, stock option plan or any other management or employee benefit plan, agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of such Person or net cash proceeds of an issuance of Equity Interest of such Person (other than Disqualified Stock) solely to the extent that such cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”; plus

(j) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(k) any net loss from disposed, abandoned or discontinued operations or from operations expected to be disposed of, abandoned or discontinued within twelve months after the end of such period; plus

(l) Specified Legal Expenses; and

(2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(a) non-cash gains increasing Consolidated Net Income for such period, excluding any non-cash gains that represent the reversal of an accrual or reserve for any anticipated cash charges in any prior period (other than any such accrual or reserve that has been added back to Consolidated Net Income in calculating EBITDA in accordance with this definition); plus

(b) any non-cash gains with respect to cash actually received in a prior period unless such cash did not increase EBITDA in such prior period; plus

(c) any net income from disposed, abandoned or discontinued operations or from operations expected to be disposed of, abandoned or discontinued within twelve months after the end of such period.

“Edict Obligations” means all obligations of Par Pharmaceutical, Inc. to pay additional consideration for all of the capital stock of Edict Pharmaceuticals Private Limited due upon the satisfaction of events specified in the Share Purchase Agreement, dated May 17, 2011 and amended on October 25, 2011.

“Effective Date” means the Issue Date.

“EMU Legislation” means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“Euros” means the lawful currency of the Participating Member States introduced in accordance with the EMU Legislation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer;

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate on or promptly after the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, and which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Issuer in good faith.

“Financial Officer” means the Chief Financial Officer, the Treasurer or other financial officer of the Issuer, as appropriate.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes) or issues, repurchases or redeems Disqualified Stock or Preferred Stock or establishes or eliminates any Designated Revolving Commitments, in each case, subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of

Indebtedness or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable Test Period (and (i) for the purposes of the numerator of the Total Net Leverage Ratio and the Senior Secured Net Leverage Ratio, as if the same had occurred on the last day of the applicable Test Period and (ii) for all purposes, as if Indebtedness in the full amount of any undrawn Designated Revolving Commitments had been incurred thereunder throughout such period).

For purposes of making the computation referred to above, any Specified Transaction that has been made by the Issuer or any of its Restricted Subsidiaries during any Test Period or subsequent to such Test Period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Specified Transactions (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the Test Period. If since the beginning of such Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such Test Period shall have made any Specified Transaction that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such Test Period as if such Specified Transaction had occurred at the beginning of the applicable Test Period.

For purposes of this definition, whenever pro forma effect is to be given to any Specified Transaction (including the Transactions), the pro forma calculations shall be made in good faith by a Financial Officer of the Issuer and may include, for the avoidance of doubt, the amount of “run-rate” cost savings, synergies and operating expense reductions resulting from or related to any such Specified Transaction (including the Transactions) which is being given pro forma effect that have been realized or are expected to be realized and for which the actions necessary to realize such cost savings, operating expense reductions and synergies are taken, committed to be taken or with respect to which substantial steps have been taken or are expected to be taken no later than 18 months after the date of any such Specified Transaction (in each case as though such cost savings and synergies had been realized on the first day of the applicable period and as if such cost savings and synergies were realized for the entirety of such period). For the purposes of the Indenture, “run-rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken, or with respect to which substantial steps have been taken or are expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements), net of the amount of actual benefits realized during such period from such actions.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a Financial Officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate. For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, (a) any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary and (b) any Restricted Subsidiary that is treated as a disregarded entity for United States federal income tax purposes and substantially all of whose assets consist of Equity Interests and/or Indebtedness of one or more Foreign Subsidiaries and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means (1) generally accepted accounting principles in the United States of America which are in effect on the Issue Date or (2) if elected by the Issuer by written notice to the Trustee in connection with the delivery of financial statements and information, the accounting standards and interpretations (“IFRS”) adopted by the International Accounting Standard Board, as in effect on the first date of the period for which the Issuer is making such election; provided, that (a) any such election once made shall be irrevocable, (b) all financial statements and reports required to be provided after such election pursuant to the Indenture shall be prepared on the basis of IFRS, (c) from and after such election, all ratios, computations and other determinations based on GAAP contained in the Indenture shall be computed in conformity with IFRS, (d) in connection with the delivery of financial statements (x) for any of its first three financial quarters of any financial year, it shall restate its consolidated interim financial statements for such interim financial period and the comparable period in the prior year to the extent previously prepared in accordance with GAAP as in effect on the Issue Date and (y) for delivery of audited annual financial information, it shall provide consolidated historical financial statements prepared in accordance with IFRS for the prior most recent fiscal year to the extent previously prepared in accordance with GAAP as in effect on the Issue Date. For purposes of this “Description of Exchange Notes,” the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture and the Notes.

“Guarantor” means each Restricted Subsidiary of the Issuer, if any, that Guarantees the Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, currency or commodity risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Immediate Family Members” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“ Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations) due more than twelve months after such property is acquired, except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and is not paid after becoming due and payable; or

(d) representing the net obligations under any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than obligations in respect of letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided, that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided that the amount of such Indebtedness that is not recourse to the Issuer or any Restricted Subsidiary except with respect to such specific asset will be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such Indebtedness of such other Person;

provided, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business, (b) reimbursement obligations under commercial letters of credit (provided that unreimbursed amounts under letters of credit shall be counted as Indebtedness three (3) Business Days after such amount is drawn), (c) obligations under or in respect of Qualified Securitization

Facilities; provided, further, that Indebtedness shall be calculated without giving effect to the effects of Accounting Standards Codification Topic No. 815, Derivatives and Hedging, and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness or (d) deferred or prepaid revenues. For the avoidance of doubt, Indebtedness shall not include royalty payments or Milestone Payments.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Notes” means the $490.0 million aggregate principal amount of Notes issued on September 28, 2012.

“Initial Purchasers” means Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC and BMO Capital Markets Corp.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency selected by the Issuer.

“ Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or debt instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers, commission, travel and similar advances to employees, directors, officers, members of management, manufacturers and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s Equity Interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Issuer or a Restricted Subsidiary in respect of such Investment.

“Investor” means any of TPG Sky, L.P. or TPG Sky Co-Invest, L.P. (for so long as TPG Advisors IV, Inc. or any of its Affiliates retains control of the management thereof) and any of their respective Affiliates and funds or partnerships managed or advised by any of them or any of their respective Affiliates but not including, however, any portfolio company of any of the foregoing.

“Issue Date” means September 28, 2012.

“Issuer” means Par, as successor by merger to Sky Growth Acquisition Corporation.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York or at the place of payment.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided, that in no event shall an operating lease be deemed to constitute a Lien.

“Management Fee Agreement” means the management services agreement or similar agreements among TPG VI Management, LLC or certain of the management companies associated with it or their advisors, if applicable, and the Issuer (and/or any of its direct or indirect parent companies).

“Management Stockholders” means the members of management (and their Controlled Investment Affiliates and Immediate Family Members) of the Issuer (or its direct parent) who are holders of Equity Interests of any direct or indirect parent companies of the Issuer on the Effective Date or will become holders of such Equity Interests in connection with the Transactions.

“Milestone Payments” means any obligation to pay another Person any amount upon the satisfaction of certain milestones or occurrence of certain events related to a pharmaceutical product, including payments due upon the achievement of specified development targets, the approval of a drug by a governmental authority, the first commercial sale or launch of a drug or the achievement of certain sales levels of a drug.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate Cash Equivalent proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, all dividends, distributions or other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of any such Asset Sale by a Restricted Subsidiary, the amount of any purchase price or similar adjustment claimed by any Person to be owed by the Issuer or any Restricted Subsidiary, until such time as such claim shall have been settled or otherwise finally resolved, or paid or payable by the Issuer or any Restricted Subsidiary, in either case in respect of such Asset

Sale, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof or any transactions occurring or deemed to occur to effectuate a payment under the Indenture (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Indebtedness (other than Subordinated Indebtedness) or amounts required to be applied to the repayments of Indebtedness secured by a Lien on such assets and required (other than required by clause (1) of the second paragraph of “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of a Person by an Officer of such Person that meets the requirements set forth in the Indenture and provided to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Par” means Par Pharmaceutical Companies, Inc., a Delaware corporation.

“Parent Company” means any Person so long as such Person directly or indirectly holds 100.0% of the total voting power of the Capital Stock of the Issuer, and at the time such Person acquired such voting power, no Person and no group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act ) (other than any Permitted Holder), shall have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, of 50.0% or more of the total voting power of the Voting Stock of such Person.

“Participating Member State” means each state so described in any EMU Legislation.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided, that any Cash Equivalents received must be applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Permitted Holder” means any of the Investors and Management Stockholders and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided, that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and Management Stockholders, collectively, have beneficial ownership of more than 50.0% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture (or would result in a Change of Control Offer in the absence of the waiver of such requirement by Holders in accordance with the provisions of the Indenture) will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged (directly or through entities that will be Restricted Subsidiaries) in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, amalgamation, consolidation or transfer;

(4) any Investment in securities or other assets not constituting Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Effective Date or made pursuant to binding commitments in effect on the Effective Date or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any Investment or binding commitment existing on the Effective Date; provided, that the amount of any such Investment or binding commitment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Effective Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment, accounts receivable or indorsements for collection or deposit held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of, or settlement of delinquent accounts and disputes with or judgments against, the issuer of such other Investment or accounts receivable (including any trade creditor or customer);

(b) in satisfaction of judgments against other Persons;

(c) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(d) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes with Persons who are not Affiliates.

(7) Hedging Obligations permitted under clause (10) of the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed the greater of (a) $75.0 million and (b) 3.00% of Total Assets (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value, but subject to adjustment as set forth in the definition of Investment);

(9) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “—Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” performance guarantees and Contingent Obligations incurred in the ordinary course of business and the creation of liens on the assets of the Issuer or any Restricted Subsidiary in compliance with the covenant described under “—Certain Covenants—Liens”;

(11) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5), (9) and (15) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material, services or equipment or the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(13) Investments, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of, or have not been subsequently sold or transferred for, Cash Equivalents or marketable securities), not to exceed the greater of (a) $75.0 million and (b) 3.00% of Total Assets (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value, but subject to adjustment as set forth in the definition of Investment);

(14) Investments in or relating to a Securitization Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect any Qualified Securitization Facility or any repurchase obligation in connection therewith;

(15) loans and advances to, or guarantees of Indebtedness of, officers, directors, employees, consultants and members of management not in excess of $10.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to employees, directors, officers, members of management and consultants for business-related travel expenses, moving expenses and other similar expenses or payroll advances, in each case incurred in the ordinary course of business or consistent with past practices or to future, present and former employees, directors, officers, members of management and consultants (and their Controlled Investment Affiliates and Immediate Family Members) to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof;

(17) advances, loans or extensions of trade credit in the ordinary course of business by the Issuer or any of its Restricted Subsidiaries;

(18) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(19) Investments consisting of purchases and acquisitions of assets or services in the ordinary course of business;

(20) Investments made in the ordinary course of business in connection with obtaining, maintaining or renewing client contacts and loans or advances made to distributors in the ordinary course of business;

(21) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(22) repurchases of the Notes;

(23) Investments in Unrestricted Subsidiaries, taken together with all other Permitted Investments made pursuant to this clause (23) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of, or have not been subsequently sold or transferred for, Cash Equivalents or marketable securities, not to exceed the greater of (a) $55.0 million and (b) 2.0% of Total Assets (with the amount of each Investment being measured at the time made and without giving effect to subsequent changes in value, but subject to adjustment as set forth in the definition of Investment);

(24) Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Article 4 customary trade arrangements with customers consistent with past practices; and

(25) any Investment by any Captive Insurance Subsidiary in connection with its provision of insurance to the Issuer or any of its Subsidiaries, which Investment is made in the ordinary course of business of such Captive Insurance Subsidiary, or by reason of applicable law, rule, regulation or order, or that is required or approved by any regulatory authority having jurisdiction over such Captive Insurance Subsidiary or its business, as applicable.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance, health, disability or employee benefits, other social security laws or similar legislation or regulations or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) landlords’, carriers’, warehousemen’s, materialsmen’s, repairmen’s, construction and mechanics’ Liens, in each case arising in the ordinary course of business and (i) for sums not yet overdue for a period of more than 60 days or, if more than 60 days overdue, are unfiled and no other action has been taken to enforce such Liens or (ii) being contested in good faith by appropriate actions or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or not yet payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate actions, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds, instruments or obligations or with respect to regulatory requirements or letters of credit or bankers acceptance issued, and completion guarantees provided for, in each ease, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice or industry practice;

(5) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, telegraph, telephone and cable television lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially impair their use in the operation of the business of such Person and exceptions on title policies insuring liens granted on Mortgaged Properties (as defined in the Senior Credit Facilities);

(6) Liens securing obligations in respect of Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (13) or (23) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that (a) Liens securing obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to obligations relating to Refinancing Indebtedness that is secured by Liens on the same assets as the assets securing the Refinanced Debt (as defined in the definition of Refinancing Indebtedness), plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property, and serves to refund or refinance Indebtedness, Disqualified Stock or Preferred Stock incurred under clause (4), (12)(b) or (13) of the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (b) Liens securing obligations relating to Indebtedness permitted to be incurred pursuant to clause (23) extend only to the assets of Subsidiaries that are not Guarantors, and (c) Liens securing Indebtedness, Disqualified Stock or Preferred Stock to be incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so purchased, replaced, leased or improved and proceeds and products thereof;

(7) Liens existing on the Effective Date;

(8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property) that secured the obligations to which such Liens relate;

(9) Liens on property or other assets at the time the Issuer or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; provided, further, that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after acquired-property) that secured the obligations to which such Liens relate;

(10) Liens securing obligations in respect of Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing (x) Hedging Obligations and (y) obligations in respect of Cash Management Services;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses (or other agreement under which the Issuer or any Restricted Subsidiary has granted rights to end users to access and use the Issuer’s or any Restricted

Subsidiary’s products, technologies or services) granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and the customary rights reserved or vested in any Person by the terms of any lease, sublease, license, sublicense, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(14) Liens arising from Uniform Commercial Code (or equivalent statutes) financing statement filings regarding operating leases, consignments or accounts entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business or purported Liens evidenced by the filing of precautionary Uniform Commercial Code (or equivalent statutes) financing statements or similar public filings;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17) Liens on accounts receivable, Securitization Assets and related assets incurred in connection with a Qualified Securitization Facility;

(18) Liens to secure any modification, refinancing, refunding, extension, renewal or replacement (or successive modification, refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, that (a) such new Lien shall be limited to all or part of the same property (plus improvements, accessions, proceeds or dividends or distributions in respect thereof and after-acquired property) that secured the original Lien (plus improvements and accessions on such property) and proceeds and products thereof, and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses (including original issue discount, upfront fees or similar fees) and premiums (including tender premiums and accrued and unpaid interest), related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers or self-insurance arrangements;

(20) other Liens securing obligations in an aggregate principal amount at any one time outstanding not to exceed the greater of (a) $50.0 million and (b) 2.50% of Total Assets, each determined as of the date of such incurrence;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(22)(i) the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business, (ii) Liens arising out of conditional sale, title retention or similar arrangements for the sale of goods in the ordinary course of business and (iii) Liens arising by operation of law under Article 2 of the Uniform Commercial Code;

(23) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “—Events of Default and Remedies”;

(24) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(25) Liens (a) of a collection bank arising under Section 4-208 of the Uniform Commercial Code on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking institutions arising as a matter of law or under general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(26) Liens deemed to exist in connection with Investments in repurchase agreements permitted under the Indenture; provided, that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(27) Liens encumbering reasonable customary deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(28) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks or other deposit-taking financial institutions and not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(29) Liens arising from Personal Property Security Act financing statement filings regarding leases entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(30) any encumbrance or restriction (including put, call arrangements, tag, drag, right of first refusal and similar rights) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(31) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(32) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(33) ground leases in respect of real property on which facilities owned or leased by the Issuer or any of its Subsidiaries are located;

(34) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(35) Liens on Capital Stock or other securities of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(36) Liens on cash advances in favor of the seller of any property to be acquired in an Investment or other acquisition permitted under the Indenture to be applied against the purchase price for such Investment or other acquisition;

(37) any interest or title of a lessor, sublessor, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under leases or licenses entered into by the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

(38) deposits of cash with the owner or lessor of premises leased and operated by the Issuer or any of its Subsidiaries in the ordinary course of business of the Issuer and such Subsidiary to secure the performance of the Issuer’s or such Subsidiary’s obligations under the terms of the lease for such premises; and

(39) Liens securing the Anchen Obligations.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Public Company Costs” means the initial costs relating to establishing compliance with the Sarbanes-Oxley Act of 2002, as amended, and other expenses arising out of or incidental to the Issuer’s or its Restricted Subsidiaries’ initial establishment of compliance with the obligations of a reporting company, including costs, fees and expenses (including legal, accounting and other professional fees) relating to compliance with provisions of the Securities Act and the Exchange Act.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Qualified Securitization Facility” means any Securitization Facility (1) constituting a securitization financing facility that meets the following conditions: (a) the Board of Directors shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the applicable Restricted Subsidiary or Securitization Subsidiary and (b) all sales and/or contributions of Securitization Assets and related assets to the applicable Person or Securitization Subsidiary are made at fair market value (as determined in good faith by the Issuer) or (2) constituting a receivables financing facility.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Refinancing Indebtedness” means (x) Indebtedness incurred by the Issuer or any Restricted Subsidiary, (y) Disqualified Stock issued by the Issuer or any Restricted Subsidiary or (z) Preferred Stock issued by any Restricted Subsidiary which, in each case, serves to extend, replace, refund, refinance, renew or defease any Indebtedness, Disqualified Stock or Preferred Stock, including Refinancing Indebtedness, so long as:

(1) the principal amount (or accreted value, if applicable) of such new Indebtedness, the amount of such new Preferred Stock or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Indebtedness, the amount of, plus any accrued and unpaid dividends on, the Preferred Stock or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so extended, replaced, refunded, refinanced, renewed or defeased (such Indebtedness, Disqualified Stock or Preferred Stock, the “Refinanced Debt”), plus the amount of any tender premium or penalty or premium required to be paid under the terms of the instrument or documents governing such Refinanced Debt and any defeasance costs and any fees and expenses (including original issue discount, upfront fees or similar fees) incurred in connection with the issuance of such new Indebtedness, Preferred Stock or Disqualified Stock or the extension, replacement, refunding, refinancing, renewal or defeasance of such Refinanced Debt;

(2) such Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased;

(3) such Refinancing Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Indebtedness, Preferred Stock or Disqualified Stock being so extended, replaced, refunded, refinanced, renewed or defeased (or, if earlier, the date that is 91 days after the maturity date of the Notes);

(4) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Subordinated Indebtedness (other than Subordinated Indebtedness assumed or acquired in an acquisition and not created in contemplation thereof), such Refinancing Indebtedness is subordinated to the

Notes or the Guarantee thereof at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively.

Refinancing Indebtedness shall not include:

(a) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness or Disqualified Stock of the Issuer;

(b) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(c) Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and, provided, further, that clauses (2) and (3) of this definition will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Indebtedness other than Indebtedness incurred under clauses (2) and (3) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” any Subordinated Indebtedness (other than Subordinated Indebtedness assumed or acquired in an acquisition and not created in contemplation thereof), Disqualified Stock and Preferred Stock.

“Registration Rights Agreement” means a registration rights agreement with respect to the Notes, dated as of the Effective Date, among the Issuer, Par, the Guarantors and Goldman, Sachs & Co., as representative of the Initial Purchasers.

“Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business; provided, that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person is or would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Rule 144A offering circular” means the final offering circular of the outstanding notes, dated as of September 18, 2012.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means (a) the accounts receivable, royalty or other revenue streams and other rights to payment and other assets related thereto subject to a Qualified Securitization Facility and the proceeds thereof and (b) contract rights, lockbox accounts and records with respect to such accounts receivable and any other assets customarily transferred together with accounts receivable in a securitization financing.

“Securitization Facility” means any of one or more receivables or securitization financing facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells or grants a security interest in its accounts receivable or Securitization Assets or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees and expenses (including reasonable fees and expenses of legal counsel) paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Facility.

“Securitization Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.

“Senior Credit Facilities” means, collectively, the senior secured term loan facility and the senior secured revolving facility under that certain credit agreement, to be dated on or prior to the Effective Date, by and among the Issuer, Bank of America, N.A., as the administrative agent, and the lenders and other entities party thereto, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings, refinancings or replacements thereof and any one or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders, or investors, whether or not secured, that replace, refund, supplement or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided, that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, trustee, lender or group of lenders or holders.

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under the Senior Credit Facilities and the Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Effective Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all (x) Hedging Obligations (and guarantees thereof) and (y) obligations in respect of Cash Management Services (and guarantees thereof) owing to a lender under the Senior Credit Facilities or any Affiliate of such lender (or any Person that was a lender or an Affiliate of such lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations and obligations in respect of Cash Management Services, as the case may be, are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Senior Secured Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt (other than any Indebtedness of a Restricted Subsidiary which is not a Guarantor which is not secured by any assets of the Issuer or a Guarantor) outstanding on the last day of such Test Period that is secured by a Lien on any property of the Issuer or any Restricted Subsidiary (other than property or assets held in a defeasance or similar trust or arrangement for the benefit of the Indebtedness secured thereby) minus an aggregate amount of cash and cash equivalents included in the consolidated balance sheet of the Issuer as of such date, excluding cash and cash equivalents which are listed as “Restricted” on such balance sheet, to (b) EBITDA of the Issuer for such Test Period, in each case on a pro forma basis with such pro forma adjustments as are appropriate and consistent with the pro forma provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X of the SEC, as such regulation is in effect on the Issue Date.

“Similar Business” means (1) any business conducted or proposed to be conducted by the Issuer or any of its Restricted Subsidiaries on the Effective Date or (2) any business or other activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Issuer and its Restricted Subsidiaries conduct or propose to conduct on the Effective Date.

“Specified Legal Expenses” means, to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense, all attorneys’ and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative) either (i) arising from, or related to, facts and circumstances existing on or prior to the Issue Date or (ii) arising out of or related to antitrust, Federal Trade Commission or Department of Justice proceedings or securities law (other than in connection with the Transactions).

“Specified Transaction” means (t) solely for the purposes of determining the applicable cash balance, any contribution of capital, including as a result of an Equity Offering, to the Issuer, in each case, in connection with an acquisition or Investment, (u) any designation of operations or assets of the Issuer or a Restricted Subsidiary as discontinued operations (as defined under GAAP), (v) any Investment that results in a Person becoming a Restricted Subsidiary, (w) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary in compliance with the Indenture, (x) any purchase or other acquisition of a business or pharmaceutical product of any Person, of assets constituting a business unit, line of business or division or pharmaceutical product of any Person (including the long-term exclusive license of rights to a pharmaceutical product or product line of any Person), (y) any Asset Sale (i) that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Issuer or (ii) of a business, business unit, line of business or division or pharmaceutical product of the Issuer or a Restricted Subsidiary, in each case whether by merger, amalgamation, consolidation or otherwise or (z) other Restricted Payment that by the terms of the Indenture requires a financial ratio to be calculated on a pro forma basis.

“Strativa Restructuring Charges” means, with respect to any period, the Issuer and its Restricted Subsidiaries’ costs related to the restructuring of the Strativa Pharmaceuticals division of the Issuer and its Restricted Subsidiaries, including, but not limited to, intangible asset impairments, severance and other employee-related costs, sample inventory write-downs and commercial inventory write-downs.

“Subordinated Indebtedness” means, with respect to the Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, members of management or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which:

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(b) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Test Period” in effect at any time means the Issuer’s most recently ended four fiscal quarters for which internal financial statements are available (as determined in good faith by the Issuer).

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated (and, in the case of any determination relating to any incurrence of Indebtedness or any Investment or other acquisition, on a pro forma basis including any property or assets being acquired in connection therewith).

“Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Total Debt outstanding on the last day of such Test Period minus an aggregate amount of cash and cash equivalents included in the consolidated balance sheet of the Issuer as of such date, excluding cash and cash equivalents which are listed as “Restricted” on such balance sheet, to (b) EBITDA of the Issuer for such Test Period, in each case on a pro forma basis with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of July 14, 2012, among Sky Growth Holdings Corporation, a Delaware corporation, Sky Growth Acquisition Corporation, a Delaware corporation, and Par, as amended, modified and supplemented from time to time.

“Transaction Expenses” means any fees, expenses, costs or charges incurred or paid by the Investors, any direct or indirect parent of the Issuer, the Issuer or any Restricted Subsidiary in connection with the Transactions, including expenses in connection with hedging transactions, if any, payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses and charges for repurchase or rollover of, or modifications to, stock options and/or restricted stock.

“Transactions” means the transactions contemplated by the Transaction Agreement (as amended through the Effective Date) and transactions related or incidental to, or in connection with, such transactions, the issuance of the Notes and borrowings under the Senior Credit Facilities as in effect on the Effective Date, and the payment of Transaction Expenses.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to October 15, 2015; provided, that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-777bbbb).

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that:

(1) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and

(2) each of (a) the Subsidiary to be so designated and (b) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test or (2) the Fixed Charge Coverage Ratio for the Issuer would be equal to or greater than such ratio for the Issuer immediately prior to such designation, in each case, on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments;

provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being extended, replaced, refunded, refinanced, renewed or defeased (the “Applicable Indebtedness”), the effects of any amortization or prepayments made on such Applicable Indebtedness prior to the date of the applicable extension, replacement, refunding, refinancing, renewal or defeasance shall be disregarded.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100.0% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares of Capital Stock of Foreign Subsidiaries issued to foreign nationals as required under applicable law) shall at the time be owned by such Person and/or by one or more Wholly-Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

The certificates representing the exchange notes will be issued in fully registered form without interest coupons (the “global notes”). The global notes will be deposited with the trustee as a custodian for DTC, as depositary, and registered in the name of a nominee of such depositary.

The Global Notes

We expect that pursuant to procedures established by DTC (a) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (b) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the global notes.

Payments of the principal of, premium (if any), interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of outstanding notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading “Notice to Investors” in the final offering circular relating to the outstanding notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall only be issued in exchange for beneficial interests in the global notes (i) after there has occurred and is continuing an event of default with respect to the notes, (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes or has ceased to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, or (iii) we, at our option, notify the trustee that we elect to cause the issuance of certificate notes.

Secondary Market Trading, Global Clearance and Settlement under the Book-Entry System

Any permitted secondary market trading activity in the notes will be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax considerations of the exchange offer to holders of outstanding notes. This discussion is based upon the Code, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, holders that hold outstanding notes as part of a straddle, hedge, conversion or other integrated transaction or holders that are U.S. persons that have a “functional currency” other than the U.S. dollar). In addition, this discussion does not address any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This discussion applies only to a beneficial holder that holds outstanding notes as a capital asset within the meaning of Section 1221 of the Code.

The exchange of an outstanding note for an exchange note pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes, and accordingly a holder will not recognize any gain or loss upon the receipt of an exchange note for an outstanding note. A holder’s holding period for an exchange note will include the holding period for the outstanding note exchanged therefor, and a holder’s tax basis in the exchange note immediately after the exchange will be the same as such holder’s adjusted tax basis in such outstanding note immediately before the exchange.

This discussion is for general information only. Holders of outstanding notes are urged to consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances as well as the application of foreign, state, local, gift, estate or other tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period of up to 180 days, we will use our commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly provide such number of copies of this prospectus (as the amended or supplemented) as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, legal, printing and related fees and expenses. Notwithstanding the foregoing, holders of the outstanding notes shall pay all agency fees and commissions and underwriting discounts and commissions, if any, attributable to the sale of such outstanding notes or exchange notes.

LEGAL MATTERS

The validity and enforceability of the exchanges notes and the related guarantees offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts in reliance upon local counsel where necessary. Porzio, Bromberg & Newman, P.C. has passed upon certain matters governed by laws of the State of New Jersey. Ropes & Gray LLP and some attorneys of Ropes & Gray LLP are members of RGIP, LLC, which is an investor in certain investment funds affiliated with TPG and often a co-investor with such funds. RGIP, LLC indirectly owns less than 1% of the outstanding equity interests of the Issuer.

EXPERTS

The consolidated financial statements of Par Pharmaceutical Companies, Inc. and subsidiaries (“Successor”) which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the period September 29, 2012 through December 31, 2012, and the consolidated balance sheet of Par Pharmaceutical Companies, Inc. and subsidiaries (“Predecessor”) as of December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the period January 1, 2012 through September 28, 2012 and the years ended December 31, 2011 and 2010, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph related to the fact that Par Pharmaceutical Companies, Inc. was acquired at the close of business on September 28, 2012 through a merger transaction with Sky Growth Acquisition Corporation, a wholly-owned subsidiary of Sky Growth Holdings Corporation) included herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN AUDITORS

The Audit Committee of Parent completed a competitive process to review the appointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013. The Audit Committee invited several firms to participate in this process. As a result of this process and following careful deliberation, on May 21, 2013, the Audit Committee approved the dismissal of Deloitte.

Deloitte & Touche LLP’s audit report on the financial statements of Par Pharmaceutical Companies, Inc. and subsidiaries (“Successor”) which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the period September 29, 2012 through December 31, 2012, and the consolidated balance sheet of Par Pharmaceutical Companies, Inc. and subsidiaries (“Predecessor”) as of December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the period January 1, 2012 through September 28, 2012 and the years ended December 31, 2011 and 2010, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the past two fiscal years or the subsequent interim period through May 21, 2013, the Company had no: (1) disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Deloitte & Touche LLP’s satisfaction, would have caused Deloitte & Touche LLP to make reference in connection with its opinion to the subject matter of the disagreement, or (2) “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Deloitte & Touche LLP with a copy of this notice and requested Deloitte & Touche LLP to furnish to the Company a letter addressed to the SEC that it agrees with the statements made above. A copy of Deloitte & Touche LLP’s letter dated August 14, 2013 has been filed as Exhibit 16 to the registration statement of which this prospectus is a part.

On May 30, 2013, the Company entered into an engagement letter with Ernst & Young LLP (“E&Y”), approved by the Audit Committee, and engaged E&Y as the Company’s independent registered public accounting firm. The Company did not consult with E&Y during its two most recent fiscal years or through May 30, 2013, regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report was provided to the Company or oral advice was provided that E&Y concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue during such period; or (2) any matter that was the subject of a “disagreement” or “reportable event” (within the meaning of Item 304(a) of Regulation S-K and Item 304(a)(1)(v) of Regulation S-K, respectively).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors or the exchange notes, we refer you to the registration statement. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the exchange notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Under the terms of the indenture relating to the notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the trustee and holders of the notes the information specified therein in the manner specified therein. See “Description of Exchange Notes.”

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2012 (Successor) and December 31, 2011 (Predecessor)	F-3

Consolidated Statements of Operations for the periods September 29, 2012 to December  31, 2012 (Successor), January 1, 2012 to September 28, 2012 (Predecessor), and for the years ended December 31, 2011 (Predecessor), and December 31, 2010 (Predecessor)

F-4

Consolidated Statements of Comprehensive Income (Loss) for the periods September  29, 2012 to December 31, 2012 (Successor), January 1, 2012 to September 28, 2012 (Predecessor), and for the years ended December 31, 2011 (Predecessor), and 2010 (Predecessor)

F-5

Consolidated Statements of Stockholders’ Equity for the periods September  29, 2012 to December 31, 2012 (Successor), January 1, 2012 to September 28, 2012 (Predecessor), and for the years ended December 31, 2011 (Predecessor), and December 31, 2010 (Predecessor)

F-6

Consolidated Statements of Cash Flows for the periods September 29, 2012 to December  31, 2012 (Successor), January 1, 2012 to September 28, 2012 (Predecessor), and for the years ended December 31, 2011 (Predecessor), and December 31, 2010 (Predecessor)

F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets at June 30, 2013 (Successor) and December 31, 2012 (Successor)	F-63

Condensed Consolidated Statements of Operations for the three months ended June  30, 2013 (Successor) and June 30, 2012 (Predecessor) and the six months ended June 30, 2013 (Successor) and June 30, 2012 (Predecessor)

F-64

Condensed Consolidated Statements of Comprehensive Income (Loss) for the three months ended June  30, 2013 (Successor) and June 30, 2012 (Predecessor) and the six months ended June 30, 2013 (Successor) and June 30, 2012 (Predecessor)

F-65
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2013 (Successor) and June 30, 2012 (Predecessor)	F-66
Notes to Unaudited Condensed Consolidated Financial Statements	F-67

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Par Pharmaceutical Companies, Inc.

We have audited the accompanying consolidated financial statements of Par Pharmaceutical Companies, Inc. and subsidiaries (“Successor” or the “Company”), which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the period September 29, 2012 through December 31, 2012. We have also audited the accompanying consolidated balance sheet of Par Pharmaceutical Companies, Inc. and subsidiaries (“Predecessor”) as of December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the period January 1, 2012 through September 28, 2012 and the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Successor as of December 31, 2012, and the results of its operations and its cash flows for the period September 29, 2012 through December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor as of December 31, 2011, and the results of its operations and its cash flows for the period January 1, 2012 through September 28, 2012 and the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, Par Pharmaceutical Companies, Inc. was acquired at the close of business on September 28, 2012 through a merger transaction with Sky Growth Acquisition Corporation, a wholly-owned subsidiary of Sky Growth Holdings Corporation. The acquisition was accomplished through a reverse subsidiary merger of Sky Growth Acquisition Corporation with and into the Company, with the Company being the surviving entity. The transaction was accounted for as a business combination and the basis of assets and liabilities were adjusted to their estimated fair values. Accordingly, the consolidated financial statements for the period September 29, 2012 through December 31, 2012, are not comparable with prior periods.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 20, 2013

(August 14, 2013 as to Note 14)

PAR PHARMACEUTICAL COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Par Value per Share Data)

	December 31, 2012	December 31, 2011
	(Successor)	(Predecessor)
ASSETS
Current assets:
Cash and cash equivalents	$36,794	$162,516
Available for sale marketable debt securities	11,727	25,709
Accounts receivable, net	123,091	125,940
Inventories	112,174	106,250
Prepaid expenses and other current assets	31,720	20,475
Deferred income tax assets	56,364	55,966
Income taxes receivable	2,198	27,049

Total current assets	374,068	523,905

Property, plant and equipment, net	131,630	97,790
Intangible assets, net	1,375,999	311,669
Goodwill	850,652	283,432
Other assets	108,264	14,657

Total assets	$2,840,613	$1,231,453

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$10,550	$21,875
Accounts payable	47,010	33,000
Payables due to distribution agreement partners	66,520	69,359
Accrued salaries and employee benefits	12,924	16,174
Accrued government pricing liabilities	42,162	39,614
Accrued legal fees	4,753	4,150
Accrued legal settlements	68,976	37,800
Payable to former Anchen securityholders	13,399	20,620
Accrued expenses and other current liabilities	10,496	9,604

Total current liabilities	276,790	252,196

Long-term liabilities	14,119	19,952
Non-current deferred tax liabilities	372,796	25,974
Long-term debt, less current portion	1,531,813	323,750
Commitments and contingencies	—	—

Stockholders’ equity:
Common stock (Predecessor), $0.01 par value per share, authorized 90,000,000 shares; and issued 39,677,291 shares	—	397
Common stock (Successor), $0.001 par value per share, 100 shares authorized and issued	—	—
Additional paid-in capital	677,650	389,166
Retained (deficit) earnings	(32,545)	302,984
Accumulated other comprehensive (loss) income	(10)	13
Treasury stock, at cost (no shares and 3,201,858 shares, respectively)	—	(82,979)

Total stockholders’ equity	645,095	609,581

Total liabilities and stockholders’ equity	$2,840,613	$1,231,453

The accompanying notes are an integral part of these consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010

	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenues:
Net product sales	$237,338	$780,797	$887,495	$980,631
Other product related revenues	8,801	23,071	38,643	28,243

Total revenues	246,139	803,868	926,138	1,008,874
Cost of goods sold, excluding amortization expense	157,893	431,174	526,288	620,904
Amortization expense	42,801	30,344	13,106	14,439

Total cost of goods sold	200,694	461,518	539,394	635,343

Gross margin	45,445	342,350	386,744	373,531
Operating expenses:
Research and development	19,383	66,606	46,538	50,369
Selling, general and administrative	45,525	165,604	173,378	192,504
Intangible asset impairment	—	5,700	—	—
Settlements and loss contingencies, net	10,059	45,000	190,560	3,762
Restructuring costs	241	0	26,986	—

Total operating expenses	75,208	282,910	437,462	246,635

Gain on sale of product rights and other	—	—	125	6,025

Operating (loss) income	(29,763)	59,440	(50,593)	132,921
Gain (loss) on marketable securities and other investments, net	—	—	237	3,459
Gain on bargain purchase	5,500	—	—	—
Interest income	50	424	736	1,257
Interest expense	(25,985)	(9,159)	(2,676)	(2,905)

(Loss) income from continuing operations before provision for income taxes	(50,198)	50,705	(52,296)	134,732
(Benefit) provision for income taxes	(17,682)	29,447	(5,996)	41,980

(Loss) income from continuing operations	(32,516)	21,258	(46,300)	92,752
Discontinued operations:
Provision (benefit) for income taxes	29	83	(20,155)	21

(Loss) income from discontinued operations	(29)	(83)	20,155	(21)

Net (loss) income	($32,545)	$21,175	($26,145)	$92,731

The accompanying notes are an integral part of these consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010

	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Net (loss) income	($32,545)	$21,175	($26,145)	$92,731
Other comprehensive (loss) income:
Unrealized (loss) gain on marketable securities, net of tax	(10)	36	(124)	(160)
Less: reclassification adjustment for net (gains) losses included in net income, net of tax	—	—	—	(60)

Comprehensive (loss) income	($32,555)	$21,211	($26,269)	$92,511

The accompanying notes are an integral part of these consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2010 (Predecessor)	37,662	$377	$331,667	$236,398	$357	($70,146)	$498,653
Net income (loss)	—	—	—	92,731	—	—	92,731
Unrealized loss on available for sale securities, $362 net of tax of $142	—	—	—	—	(220)	—	(220)
Exercise of stock options	1,111	11	24,783	—	—	—	24,794
Tax benefit from exercise of stock options	—	—	2,053	—	—	—	2,053
Tax deficiency related to the expiration of stock options	—	—	(351)	—	—	—	(351)
Resolution of tax contingencies	—	—	625	—	—	—	625
Excess tax benefit related to the vesting of restricted stock	—	—	560	—	—	—	560
Employee stock purchase program	—	—	354	—	—	—	354
Purchase of treasury stock	—	—	—	—	—	(4,829)	(4,829)
Compensatory arrangements	—	—	14,074	—	—	—	14,074
Restricted stock grants	154	1	(1)	—	—	—	—
Forfeitures of restricted stock	(54)	—	—	—	—	—	—

Balance, December 31, 2010 (Predecessor)	38,873	$389	$373,764	$329,129	$137	($74,975)	$628,444
Net (loss) income	—	—	—	(26,145)	—	—	(26,145)
Unrealized loss on available for sale securities, $188 net of tax of $64	—	—	—	—	(124)	—	(124)
Exercise of stock options	668	7	10,343	—	—	—	10,350
Tax benefit related to the expiration of stock options			(649)				(649)
Employee stock purchase program	—	—	333	—	—	—	333
Purchase of treasury stock	—	—	—	—	—	(8,004)	(8,004)
Compensatory arrangements	—	—	9,830	—	—	—	9,830
Cash settlement of share-based compensation			(4,133)	—	—	—	(4,133)
Restricted stock grants	170	1	(1)	—	—	—	—
Forfeitures of restricted stock	(33)	—	—	—	—	—	—
Other	—	—	(321)	—	—	—	(321)

Balance, December 31, 2011 (Predecessor)	39,678	$397	$389,166	$302,984	$13	($82,979)	$609,581
Net (loss) income	—	—	—	21,175	—	—	21,175
Unrealized loss on available for sale securities, $48 net of tax of $12	—	—	—	—	36	—	36
Exercise of stock options	394	4	11,312	—	—	—	11,316
Tax benefit related to share-based compensation			7,946				7,946
Employee stock purchase program	—	—	266	—	—	—	266
Purchase of treasury stock	—	—	—	—	—	(2,163)	(2,163)
Compensatory arrangements	—	—	7,282	—	—	—	7,282
Restricted stock grants	99	1	(1)	—	—	—	—
Forfeitures of restricted stock	(10)	—	—	—	—	—	—

Balance, September 28, 2012 (Predecessor)	40,161	$402	$415,971	$324,159	$49	($85,142)	$655,439

Balance, September 29, 2012 (Successor)	—	$0	$0	$0	$0	$0	$0
Net (loss) income	—	—	—	(32,545)	—	—	(32,545)
Unrealized loss on available for sale securities, $17 net tax of $7	—	—	—	—	(10)	—	(10)
Capital contribution from parent	—	—	675,410	—	—	—	675,410
Compensatory arrangements			2,240				2,240

Balance, December 31, 2012 (Successor)	—	—	$677,650	($32,545)	($10)	—	$645,095

The accompanying notes are an integral part of these consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010

	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Cash flows from operating activities:
Net (loss) income	($32,545)	$21,175	($26,145)	$92,731
Deduct: (Loss) income from discontinued operations	(29)	(83)	20,155	(21)

(Loss) income from continuing operations	(32,516)	21,258	(46,300)	92,752
Adjustments to reconcile to cash flows from operating activities:
Deferred income taxes	(21,590)	12,102	(3,257)	(478)
Resolution of tax contingencies	—	(5,256)	(4,405)	(3,750)
Amortization of debt issuance costs	2,633	1,876	1,400	1,571
Depreciation and amortization	50,348	44,426	28,036	29,389
Cost of goods on acquired inventory step up	21,543	—	—	—
Intangible asset impairment	—	5,700	24,226	—
Allowances against accounts receivable	33,232	19,206	24,439	(5,985)
Share-based compensation expense	2,240	7,282	9,830	14,074
Gain on bargain purchase	(5,500)	—	—	—
Other, net	338	160	1,298	54
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(42,421)	(7,168)	(39,588)	65,117
(Increase) decrease in inventories	(15,013)	15,838	(12,191)	8,149
Increase in prepaid expenses and other assets	(22,770)	(21,315)	(2,854)	(7,127)
Increase in accounts payable, accrued expenses and other liabilities	(23,351)	58,050	39,200	8,144
Increase (decrease) in payables due to distribution agreement partners	10,537	(13,376)	43,264	(33,242)
Decrease (increase) in income taxes receivable/payable	13,710	14,977	1,880	(4,359)

Net cash (used in) provided by operating activities	(28,580)	153,760	64,978	164,309

Cash flows from investing activities:
Capital expenditures	(10,306)	(11,454)	(11,600)	(10,685)
Adjustment to purchase price of Anchen acquisition	—	3,786	—	—
Sky Growth Merger	(1,908,725)	—	—	—
Business acquisitions	(110,000)	(34,868)	(412,753)	—
Purchases of intangibles	—	(15,000)	(34,450)	(42,200)
Purchases of available for sale marketable debt securities	—	(6,566)	(26,026)	(33,202)
Proceeds from available for sale marketable debt securities	2,500	17,500	26,973	44,053

Net cash used in investing activities	(2,026,531)	(46,602)	(457,856)	(42,034)

Cash flows from financing activities:
Proceeds from debt	1,545,000	—	350,000	—
Proceeds from equity contributions, net	675,466	—	—	—
Payment of debt	(339,512)	(8,750)	(4,375)	(47,746)
Debt issuance costs	(67,928)	—	(7,451)	(934)
Proceeds from share-based compensation plans	—	11,582	10,683	25,148
Excess tax benefits on share-based compensation	—	8,536	—	3,092
Purchase of treasury stock	—	(2,163)	(8,004)	(4,829)
Cash settlement of share-based compensation	—	—	(4,133)	—

Net cash provided by (used in) financing activities	1,813,026	9,205	336,720	(25,269)

Net (decrease) increase in cash and cash equivalents	(242,085)	116,363	(56,158)	97,006
Cash and cash equivalents at beginning of period	278,879	162,516	218,674	121,668

Cash and cash equivalents at end of period	$36,794	$278,879	$162,516	$218,674

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
Income taxes, net	($11,667)	$6,165	($260)	$48,517

Interest paid	$13,969	$6,615	$1,361	$1,372

Non-cash transactions:
Capital expenditures incurred but not yet paid	$460	$708	$764	$775

Equity contribution from management shareholders	$4,131	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Par Pharmaceutical Companies, Inc. operates primarily through its wholly owned subsidiary, Par Pharmaceutical, Inc. (collectively referred to herein as “the Company,” “we,” “our,” or “us”), in two business segments. Our generic products division, Par Pharmaceutical (“Par”), develops (including through third party development arrangements and product acquisitions), manufactures and distributes generic pharmaceuticals in the United States. Our branded products division, Strativa Pharmaceuticals (“Strativa”), acquires (generally through third party development arrangements), manufactures and distributes branded pharmaceuticals in the United States. The products we market are principally in the solid oral dosage form (tablet, caplet and two-piece hard-shell capsule), although we also distribute several oral suspension products, and nasal spray products.

We were acquired at the close of business on September 28, 2012 through a merger transaction with Sky Growth Acquisition Corporation, a wholly-owned subsidiary of Sky Growth Holdings Corporation (“Holdings”). Holdings was formed by investment funds affiliated with TPG Capital, L.P. (“TPG” and, together with certain affiliated entities, collectively, the “Sponsor”). Holdings is owned by affiliates of the Sponsor and members of management. The acquisition was accomplished through a reverse subsidiary merger of Sky Growth Acquisition Corporation with and into the Company, with the Company being the surviving entity (the “Merger”). Subsequent to the Merger, we became an indirect, wholly owned subsidiary of Holdings (see Note 2, “Sky Growth Merger”). Prior to September 29, 2012, the Company operated as a public company with its common stock traded on the New York Stock Exchange.

Although the Company continued as the same legal entity after the Merger, the accompanying consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows are presented for two periods: Predecessor and Successor, which relate to the period preceding the Merger (January 1, 2012 to September 28, 2012) and the period succeeding the Merger (September 29, 2012 to December 31, 2012). The Merger and the allocation of the purchase price were recorded as of September 29, 2012. Although the accounting policies followed by the Company are consistent for the Predecessor and Successor periods, with the exception of the change in the annual evaluation date for goodwill from December 31st to October 1st, financial information for such periods have been prepared under two different historical cost bases of accounting and are therefore not comparable. The results of the periods presented are not necessarily indicative of the results that may be achieved in future periods.

On February 17, 2012, we completed our acquisition of Edict Pharmaceuticals Private Limited (referred to as “Edict” or “Edict Pharmaceuticals”), a Chennai, India-based developer and manufacturer of generic pharmaceuticals, for $36,600 thousand in cash, assumed liabilities and our repayment of certain additional pre-close indebtedness. Edict became part of Par as of the acquisition date (see Note 4, “Edict Acquisition”). Edict has been renamed Par Formulations Private Limited.

On November 6, 2012, Par acquired the U.S. marketing rights to five generic products that were marketed by Watson or Actavis, as well as eight Abbreviated New Drug Applications awaiting regulatory approval and a generic product in late-stage development for $110,000 thousand. Par also acquired a number of supply agreements. The acquisition was accounted for as a business combination and a bargain purchase. Refer to Note 3, “Acquisition of Divested Products from the Watson/Actavis Merger”.

Note 1—Summary of Significant Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company with certain items pushed down from Holdings, principally share-based compensation. Holdings and its wholly owned subsidiaries includes Par Pharmaceutical Companies, Inc. and Par Pharmaceutical, Inc. where the operations of the Company are conducted and which are the obligators under the Senior Credit Facilities and the 7.375% Senior Notes (refer to Note 13, Debt). All intercompany transactions are eliminated in consolidation.

Basis of Financial Statement Presentation:

Our accounting and reporting policies conform to the accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (“FASB”) codified all the accounting standards and principles in the Accounting Standards Codification (“ASC”) as the single source of U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (the “SEC”) under federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All content within the ASC carries the same level of authority.

As a result of the Merger, a new basis of accounting was established as of September 29, 2012. The consolidated financial statements and notes differentiate the financial position as of December 31, 2012 and the results of operations and cash flows for the period from September 29, 2012 to December 31, 2012 denoting the new basis of accounting as “Successor” in such statements, with a black line separating that information from the financial position as of December 31, 2011 and the results of operations and cash flows for the period from January 1, 2012 to September 28, 2012 and the years ended December 31, 2011 and December 31, 2010 which is identified as “Predecessor” in such statements and which reflects the basis of accounting prior to the Merger. For additional information on the effects of the Merger, including a discussion of the Company’s accounting for the Merger, refer to Note 2, “Sky Growth Merger”.

Use of Estimates:

The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments. Estimates are used in determining such items as provisions for sales returns, rebates and incentives, chargebacks, and other sales allowances, depreciable/amortizable lives, asset impairments, excess inventory, valuation allowance on deferred taxes, purchase price allocations and amounts recorded for contingencies and accruals. Because of the uncertainties inherent in such estimates, actual results may differ from these estimates. Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness.

Use of Forecasted Financial Information in Accounting Estimates:

The use of forecasted financial information is inherent in many of our accounting estimates, including but not limited to, determining the estimated fair value of goodwill and intangible assets, matching intangible amortization to underlying benefits (e.g. sales and cash inflows), establishing and evaluating inventory reserves, and evaluating the need for valuation allowances for deferred tax assets. Such forecasted financial information is comprised of numerous assumptions regarding our future revenues, cash flows, and operational results. Management believes that its financial forecasts are reasonable and appropriate based upon current facts and circumstances. Because of the inherent nature of forecasts, however, actual results may differ from these forecasts. Management regularly reviews the information related to these forecasts and adjusts the carrying amounts of the applicable assets prospectively, if and when actual results differ from previous estimates.

Cash and Cash Equivalents:

We consider all highly liquid money market instruments with an original maturity of three months or less when purchased to be cash equivalents. These amounts are stated at cost, which approximates fair value. At December 31, 2012, cash equivalents were held in a number of money market funds and consisted of immediately available fund balances. We maintain our cash deposits and cash equivalents with well-known and stable financial institutions. At December 31, 2012, our cash and cash equivalents were invested primarily in AAA-rated money market funds, which hold high-grade corporate securities or invested in government and/or government agency securities. We have not experienced any losses on our deposits of cash and cash equivalents to date.

Our primary source of liquidity is cash received from customers. In the period from September 29, 2012 to December 31, 2012 (Successor), we collected $258 million with respect to net product sales. In the period from January 1, 2012 to September 28, 2012 (Predecessor), we collected $854 million with respect to net product sales. We collected $941 million in 2011 (Predecessor) and $1,098 million in 2010 (Predecessor) with respect to net product sales. Our primary use of liquidity includes funding of, general operating expenses, normal course payables due to distribution agreement partners, capital expenditures, business development and product acquisition activities, and corporate acquisitions. In addition to these normal course activities, our significant cash outflows included funds distributed in connection with the Merger of $1,908,725 thousand for the cash paid for equity and the acquisition of products from Watson and Actavis in connection with their merger for $110,000 thousand in the period from September 29, 2012 to December 31, 2012 (Successor).

The ability to monetize our current product portfolio, our product pipeline, and future product acquisitions and generate sufficient operating cash flows that along with existing cash, cash equivalents and available for sale securities will allow us to meet our financial obligations over the foreseeable future. The timing of our future financial obligations and the introduction of products in the pipeline as well as future product acquisitions may require additional debt and/or equity financing; there can be no assurances that we will be able to obtain any such additional financing when needed or on acceptable or favorable terms.

Concentration of Credit Risk:

Financial instruments that potentially subject us to credit risk consist of trade receivables. We market our products primarily to wholesalers, drug store chains, supermarket chains, mass merchandisers, distributors, mail order accounts and drug distributors. We believe the risk associated with this concentration is somewhat limited due to the number of customers and their geographic dispersion and our performance of certain credit evaluation procedures (see Note 8—“Accounts Receivable—Major Customers”).

Investments in Debt and Marketable Equity Securities:

We determine the appropriate classification of all debt and marketable equity securities as held-to-maturity, available-for-sale or trading at the time of purchase, and re-evaluate such classification as of each balance sheet date in accordance with FASB ASC 320. Investments in equity securities that have readily determinable fair values are classified and accounted for as available for sale. We assess whether temporary or other-than-temporary unrealized losses on our marketable securities have occurred due to declines in fair value or other market conditions based on the extent and duration of the decline, as well as other factors. Because we have determined that all of our debt and marketable equity securities are available for sale, unrealized gains and losses are reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity. Any other-than-temporary unrealized losses would be recorded in the consolidated statement of operations.

Inventories:

Inventories are typically stated at the lower of cost (first-in, first-out basis) or market value. As detailed in Note 2, “Sky Growth Merger”, a fair value adjustment of $28,100 thousand increased inventories to market value at September 28, 2012, which was greater than cost. A portion of the fair value adjustment was expensed ratably as part of cost of goods sold on the consolidated statements of operations in the period from September 29, 2012 to December 31, 2012 (Successor). As of December 31, 2012, $6,557 thousand of this fair value adjustment remained on the consolidated balance sheet. The remaining balance was expensed in the first quarter of 2013. We establish reserves for our inventory to reflect situations in which the cost of the inventory is not expected to be recovered. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life, remaining contractual terms of any supply and distribution agreements including authorized generic agreements, and current expected market conditions, including level of competition. Such evaluations utilize forecasted financial information. We record provisions for inventory to cost of goods sold.

Property, Plant and Equipment:

As detailed in Note 2, “Sky Growth Merger”, property, plant and equipment was increased to its fair value in the allocation of purchase price as of September 28, 2012. The revised carrying values of the property, plant and equipment are depreciated over their remaining useful lives. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

Depreciation and Amortization:

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the lease. The following is the estimated useful life for each applicable asset group:

Buildings	10 to 40 years
Machinery and equipment	3 to 15 years
Office equipment, furniture and fixtures	3 to 7 years
Computer software and hardware	3 to 7 years

Impairment of Long-lived Assets:

We evaluate long-lived assets, including intangible assets with definite lives, for impairment periodically or whenever events or other changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. If such circumstances are determined to exist, projected undiscounted future cash flows to be generated by the long-lived asset or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists at its lowest level of identifiable cash flows. If impairment is identified, a loss is recorded equal to the excess of the asset’s net book value over its fair value, and the cost basis is adjusted. Our judgments related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as ongoing maintenance and improvements of the assets, changes in economic conditions, our ability to successfully launch products, and changes in operating performance. In addition, we regularly evaluate our other assets and may accelerate depreciation over the revised useful life if the asset has limited future value.

Costs of Computer Software:

We capitalize certain costs associated with computer software developed or obtained for internal use in accordance with the provisions of FASB ASC 350-40. We capitalize those costs from the acquisition of external materials and services associated with developing or obtaining internal use computer software. We capitalize certain payroll costs for employees that are directly associated with internal use computer software projects once specific criteria of FASB ASC 350-40 are met. Those costs that are associated with preliminary stage activities, training, maintenance, and all other post-implementation stage activities are expensed as they are incurred. All costs capitalized in connection with internal use computer software projects are amortized on a straight-line basis over a useful life of three to seven years, beginning when the software is ready for its intended use.

Research and Development Agreements:

Research and development costs are expensed as incurred. These expenses include the costs of our internal product development efforts, acquired in-process research and development, as well as costs incurred in connection with our third party collaboration efforts. Milestone payments made under contract research and development arrangements or product licensing arrangements prior to regulatory approval of the associated product are expensed when the milestone is achieved. Once the product receives regulatory approval we record any subsequent milestone payments as intangible assets. We make the determination to capitalize or expense amounts related to the development of new products and technologies through agreements with third parties based on our ability to recover our cost in a reasonable period of time from the estimated future cash flows anticipated to be generated pursuant to each agreement. Market (including competition), regulatory and legal factors, among other things, may affect the realizability of the projected cash flows that an agreement was initially expected to generate. We regularly monitor these factors and subject all capitalized costs to periodic impairment testing.

Costs for Patent Litigation and Legal Proceedings:

Costs for patent litigation or other legal proceedings are expensed as incurred and included in selling, general and administrative expenses.

Goodwill and Intangible Assets:

We determine the estimated fair values of goodwill and intangible assets with definite and/or indefinite lives based on valuations performed at the time of their acquisition in accordance with FASB ASC 350. Such valuations utilize forecasted financial information. In addition, certain amounts paid to third parties related to the development of new products and technologies, as described above, are capitalized and included in intangible assets on the accompanying consolidated balance sheets.

Goodwill is tested for impairment annually using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is impaired if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value. As of October 1, 2012, Par performed its annual goodwill impairment assessment noting no impairment. No changes in business or other factors are known as of the December 31, 2012 balance sheet date that would necessitate an evaluation for impairment.

Definite lived intangibles are amortized on an accelerated or straight-line basis over their estimated useful life. This determination is made based on the specific asset and the timing of recoverability from expected future cash flows.

We review the carrying value of our long-term assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

As discussed above with respect to determining an asset’s fair value and useful life, because this process involves management making certain estimates and because these estimates form the basis of the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates. We will continue to assess the carrying value of our goodwill and intangible assets in accordance with applicable accounting guidance.

Income Taxes:

We account for income taxes in accordance with FASB ASC 740. Deferred taxes are provided using the asset and liability method, whereby deferred income taxes result from temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities, as measured by presently enacted tax rates. We establish valuation allowances against deferred tax assets when it is more likely than not that the realization of those deferred tax assets will not occur. In establishing valuation allowances, management makes estimates such as projecting future taxable income. Such estimates utilize forecasted financial information.

FASB ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition, measurement and disclosure of tax positions that a company has taken or expects to be taken in a tax return. Additionally, FASB ASC 740-10 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and transition. See Note 15, “Income Taxes”.

Revenue Recognition and Accounts Receivable Reserves and Allowances:

We recognize revenues for product sales when title and risk of loss transfer to our customers, when reliable estimates of rebates, chargebacks, returns and other adjustments can be made, and collectability is reasonably assured. Included in our recognition of revenues are estimated provisions for sales allowances, the most significant of which include rebates, chargebacks, product returns, and other sales allowances, recorded as reductions to gross revenues, with corresponding adjustments to the accounts receivable reserves and allowances (see Note 5—“Accounts Receivable”). In addition, we record estimates for rebates paid under federal and state government Medicaid drug reimbursement programs as reductions to gross revenues, with corresponding adjustments to accrued liabilities. We have the experience and access to relevant information that we believe are necessary to reasonably estimate the amounts of such deductions from gross revenues. Some of the assumptions we use for certain of our estimates are based on information received from third parties, such as customers’ inventories at a particular point in time and market data, or other market factors beyond our control. The estimates that are most critical to our establishment of these reserves, and therefore would have the largest impact if these estimates were not accurate, are our estimates of non-contract sales volumes, average contract pricing, customer inventories, processing time lags, and return volumes. We regularly review the information related to these estimates and adjust our reserves accordingly, if and when actual experience differs from previous estimates.

Distribution Costs:

We record distribution costs related to shipping product to our customers, primarily through the use of common carriers or external distribution services, in selling, general and administrative expenses. Distribution costs for the period from September 29, 2012 to December 31, 2012 (Successor) were approximately $1.0 million. Distribution costs for the period from January 1, 2012 to September 28, 2012 (Predecessor) were approximately $2.3 million. Distribution costs were approximately $2.5 million for 2011 (Predecessor) and $2.5 million for 2010 (Predecessor).

Fair Value of Financial Instruments:

The carrying amounts of our cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values based upon the relatively short-term nature of these financial instruments.

Concentration of Suppliers of Distributed Products and Internally Manufactured Products:

We have entered into a number of license and distribution agreements pursuant to which we distribute generic pharmaceutical products and brand products developed and/or supplied to us by certain third parties. We have also entered into contract manufacturing agreements for third-parties to manufacture some of our own generic products for us. For the period from September 29, 2012 to December 31, 2012 (Successor) and for the period from January 1, 2012 to September 28, 2012 (Predecessor), a significant percentage of our total net product sales were generated from such contract-manufactured and/or licensed products. We cannot provide assurance that the efforts of our contractual partners will continue to be successful, that we will be able to renew such agreements or that we will be able to enter into new agreements in the future. Any alteration to or termination of our current material license and distribution agreements, our failure to enter into new and similar agreements, or the interruption of the supply of our products under such agreements or under our contract manufacturing agreements, could have a material adverse effect on our business, condition (financial and other), prospects or results of operations.

We produce substantially all of our internally manufactured products at our manufacturing facilities in New York and in California as of December 31, 2012. A significant disruption at those facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

Segments:

FASB ASC 280-10 codifies the standards for reporting of financial information about operating segments in annual financial statements. Management considers our business to be in two reportable business segments, generic and brand pharmaceuticals. Refer to Note 18—“Segment Information”.

Contingencies and Legal Fees:

We are subject to various patent litigations, product liability litigations, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Contingent accruals are recorded when we determine that a loss is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgment regarding future events.

Debt Issuance Costs:

We capitalize direct costs incurred with obtaining debt financing, which are included in other assets on the consolidated balance sheet. Debt issuance costs are amortized to interest expense over the term of the underlying debt using the effective interest method. We recognized amortized debt issuance costs of $2,829 thousand for the period September 29, 2012 to December 31, 2012 (Successor), and $1,876 thousand for the period January 1, 2012 to September 28, 2012 (Predecessor), $1,400 thousand in the year ended December 31, 2011 (Predecessor), and $304 thousand in the year ended December 31, 2010 (Predecessor).

Recent Accounting Pronouncements:

The FASB has issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This amendment of the Codification allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments to the Codification in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This ASU must be applied retrospectively. The amendments to the Codification in this ASU were effective for us for fiscal years and interim periods within those years, beginning after December 15, 2011. The Company has presented the components of net income and the components of other comprehensive income in two separate but consecutive statements.

The FASB has issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This amendment of Codification will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this amendment, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendment includes a number of examples of events and circumstances for an entity to consider in conducting the qualitative assessment. This amendment to the Codification is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company did not assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test as of October 1, 2012, which is the Company’s annual evaluation date for goodwill, but may in the future.

The FASB has issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This amendment of ASC permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30. If an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then no further action is required. If an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on the Company’s financial statements.

Note 2—Sky Growth Merger:

The Transactions

We were acquired at the close of business on September 28, 2012 through a merger transaction with a wholly-owned subsidiary of Holdings. Holdings and its wholly-owned subsidiaries were formed by affiliates of TPG solely for the purposes of completing the Merger and the other related transactions. At the time of the Merger, each share of Company common stock issued and outstanding immediately prior to the close of the Merger was converted into the right to receive $50.00 in cash. Aggregate consideration tendered at September 28, 2012 was for 100% of the equity of the Company. Subsequent to the Merger, we became an indirect, wholly owned subsidiary of Holdings. The Merger was financed as follows:

•

Borrowings under the Company’s senior secured credit facilities (the “Senior Credit Facilities”) that entered into in conjunction with the Merger consisting of: (i) a seven-year senior secured term loan facility and (ii) a $150,000 thousand senior secured revolving credit facility, which was undrawn at closing of the Merger and remained undrawn at December 31, 2012;

•	Issuance of 7.375% senior notes due 2020 (the “Notes”);

•	Equity investments from Holdings funded by affiliates of TPG and management; and

•	Company cash on hand.

The Merger occurred simultaneously with:

•	The closing of the financing transactions and equity investments described above; and

•	The termination of the Company’s previous term loan facility and revolving credit facility. Amounts outstanding under these facilities were paid off at the closing of the Merger.

The Merger was accounted for as a purchase business combination in accordance with ASC 805, Business Combinations, whereby the purchase price paid to effect the Merger was allocated to recognize the acquired assets and liabilities assumed at fair value. The acquisition method of accounting uses the fair value concept defined in ASC 820, “Fair Value Measurements and Disclosures.” ASC 805 requires, among other things, that most acquired assets and liabilities in a business purchase combination be recognized at their fair values as of the Merger date and that the fair value of acquired in-process research and development (“IPR&D”) be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the completion of the Merger. The process for estimating the fair values of IPR&D, identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, timing and probability of success to complete in-process projects and projecting regulatory approvals. Under ASC 805, transaction costs are not included as a component of consideration transferred. The Merger related transaction costs were comprised of investment bank fees, accounting fees, legal fees, and other fees. The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets acquired and liabilities assumed as of the effective date of the Merger was allocated to goodwill in accordance with ASC 805. The purchase price allocation is subject to completion of our analysis of the fair value of the assets and liabilities as of the effective date of the Merger. Accordingly, the purchase price allocation below is preliminary and may be adjusted upon completion of the final valuation. These adjustments could be material. The final valuation is expected to be completed as soon as practicable but no later than one year from the consummation of the Merger. The establishment of the fair value of the consideration for an acquisition, and the allocation to identifiable tangible and intangible assets and liabilities requires the extensive use of accounting estimates and management judgment. We believe the fair values assigned to the acquired assets and liabilities are based on reasonable estimates and assumptions based on data currently available. The Merger and the allocation of the purchase price have been recorded as of September 29, 2012. The sources and uses of funds in connection with the Transactions are summarized below ($ in thousands):

Sources:		Uses:
Senior secured term loan	$1,055,000		Cash purchase of equity	$1,908,725
7.375% Senior notes	490,000		Prior debt and accrued interest	337,704

Sponsor equity contribution	690,000		Total purchase price	2,246,429
Company cash on hand	144,791		Transaction costs	133,362

Total source of funds	$2,379,791		Total use of funds	$2,379,791

The allocation of the purchase price on a preliminary basis at September 29, 2012 was as follows ($ in thousands):

As of September 29, 2012
Cash on hand	$278,879
Accounts receivable, net	113,902
Inventories	118,704
Property, plant and equipment, net	129,416
Intangible assets	1,303,300
Other current and non-current assets	83,493

Total identifiable assets	2,027,694

Accounts payable	36,304
Payables due to distribution agreement partners	55,983
Accrued government pricing liabilities	43,010
Accrued legal settlements	58,917
Other current liabilities	89,231
Other long-term liabilities	13,568
Deferred income taxes	334,904

Total liabilities assumed	631,917

Net identifiable assets acquired	1,395,777
Goodwill	850,652

Total purchase price allocation	$2,246,429

None of the goodwill identified above and recorded on the Consolidated Balance Sheet as of December 31, 2012 will be deductible for income tax purposes. Goodwill mainly represents intangible assets related to our knowhow, including our workforce’s expertise in R&D and manufacturing that do not qualify for separate recognition in accordance with ASC 805.

Supplemental Pro forma Information (unaudited)

The following unaudited pro forma information for the years ended December 31, 2012 and December 31, 2011 assumes the Merger occurred as of January 1, 2011. The pro forma information is not necessarily indicative either of the combined results of operations that actually would have been realized had the Merger been consummated during the periods for which pro forma information is presented, or is it intended to be a projection of future results or trends.

	For the Year Ended
(in thousands)	December 31, 2012	December 31, 2011
Total revenues	$1,050,007	$926,138
Loss from continuing operations	($84,305)	($245,466)

These amounts have been calculated after adjusting for the additional amortization and depreciation expense, cost of goods sold and interest expense that would have been recorded assuming the fair value adjustments to finite-lived intangible assets, property, plant and equipment, and inventory had been applied on January 1, 2011, and the debt incurred as a result of the Merger had been outstanding since January 1, 2011, together with the consequential tax effects.

Pro forma income from continuing operations for the twelve months ended December 31, 2012 was adjusted to exclude $28,235 thousand of Merger-related costs incurred with the consequential tax effects. These costs were primarily investment bank fees, accounting fees, legal fees, and other fees. Pro forma loss from continuing operations for the year ended December 31, 2011 was adjusted to include the Merger-related costs with the consequential tax effects.

Transactions with Manager

In connection with the Transactions, the Company entered into a management services agreement with an affiliate of TPG (the “Manager”) pursuant to which they received on the closing date an aggregate transaction fee of $20 million. In addition, pursuant to such agreement, and in exchange for on-going consulting and management advisory services, the Manager receives an annual monitoring fee paid quarterly equal to 1% of EBITDA as defined under the credit agreement for the Senior Credit Facilities. There is an annual cap of $4 million for this fee. The Manager also receives reimbursement for out-of-pocket expenses incurred in connection with services provided pursuant to the agreement. The Company recorded an expense of $675 thousand for consulting and management advisory service fees and out-of-pocket expenses which are included in selling, general and administrative expenses in the consolidated statement of operations in the period from September 29, 2012 to December 31, 2012 (Successor).

Note 3—Acquisition of Divested Products from the Watson/Actavis Merger:

As a result of the merger of Watson and Actavis, Par acquired on November 6, 2012, the U.S. marketing rights to five generic products that were marketed by Watson or Actavis, as well as eight Abbreviated New Drug Applications awaiting regulatory approval and a generic product in late-stage development for $110,000 thousand. Par also acquired a number of supply agreements each with a term of three years. The purchase price was paid in cash and funded from our cash on hand.

The acquisition was accounted for as a business combination and a bargain purchase under FASB ASC 805 Business Combinations. The purchase price of the acquisition was allocated to the assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain. The gain was mainly attributed to the FTC mandated divestiture of products by Watson and Actavis in conjunction with the approval of the related merger. ASC 805 requires, among other things, that the fair value of acquired IPR&D be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the completion of the acquisition. The process for estimating the fair values of IPR&D requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, timing and probability of success to complete in-process projects and projecting regulatory approvals. The establishment of the fair value of the consideration for an acquisition, and the allocation to identifiable assets requires the extensive use of accounting estimates and management judgment. We believe the fair values assigned to the assets acquired are based on reasonable estimates and assumptions based on data currently available.

The five currently marketed generic products were launched into markets with several competitors. Par recognized $13,387 thousand of net sales for the period from September 29, 2012 to December 31, 2012 (Successor). These products had an insignificant impact of net earnings for the period from September 29, 2012 to December 31, 2012 (Successor).

The purchase price of the acquisition was allocated to the net tangible and intangible assets acquired on the basis of estimated fair values, as follows: ($ in thousands):

	Estimated Fair Value	Estimated Useful Life
Intangible asset related to developed products	$101,200	7 years
Intangible asset related to IPR&D products	14,300	Various

Total assets acquired	115,500
Purchase price	110,000

Gain on bargain purchase	$5,500

The tax basis of the acquired assets was $110,000 thousand.

Supplemental Pro forma Information (unaudited)

The following unaudited pro forma information for the years ended December 31, 2012 and December 31, 2011 assumes the acquisition of divested products from the Watson/Actavis merger occurred as of January 1, 2011. The pro forma information is not necessarily indicative either of the combined results of operations that actually would have been realized had the acquisition been consummated during the periods for which pro forma information is presented, or is it intended to be a projection of future results or trends.

(amounts in thousands)	December 31, 2012	December 31, 2011
Total revenues	$1,125,461	$1,014,979
Income (loss) from continuing operations	5,364	(26,729)

These amounts have been calculated assuming the five generic products that were currently marketed in the U.S as of the acquisition were being marketed by us since January 1, 2011 and after adjusting for the additional amortization expense that would have been recorded assuming the fair value adjustments to finite-lived intangible assets had been applied on January 1, 2011, together with the consequential tax effects.

Note 4—Edict Acquisition:

On February 17, 2012, through Par Pharmaceutical, Inc., our wholly-owned subsidiary, we completed our acquisition of privately-held Edict Pharmaceuticals Private Limited, which has been renamed Par Formulations Private Limited (referred to as “Par Formulations”), for cash and our repayment of certain additional pre-close indebtedness (the “Edict Acquisition”). The operating results of Par Formulations were included in our consolidated financial results from the date of acquisition. The operating results were reflected as part of the Par Pharmaceutical segment. We funded the purchase from cash on hand.

The addition of Par Formulations broadens our industry expertise and expands our R&D and manufacturing capabilities. The operating results of Par Formulations from February 17, 2012 to December 31, 2012 are included in the accompanying consolidated statements of operations, reflecting a loss from continuing operations of approximately $1,931 thousand for the period from September 29, 2012 (Successor) and approximately $2,749 thousand for the period from January 1, 2012 to September 28, 2012 (Predecessor). The Edict Acquisition was revalued as part of the Merger. Refer to Note 2.

Consideration Transferred

The acquisition-date fair value of the consideration transferred consisted of the following items ($ in thousands):

Cash paid for equity	$20,659
Contingent purchase price liabilities	11,641	(1)
Cash paid for assumed indebtedness	4,300

Total consideration	$36,600

(1)	Contingent purchase price liabilities represent subsequent milestone payments related to successful FDA inspection of the Par Formulations manufacturing facility and ANDA filings. All contingent purchase price liabilities are expected to be paid within 18 months of the acquisition date. Through December 31, 2012, we had paid $9,908 thousand of the contingent purchase price liabilities.

Fair Value Estimate of Assets Acquired and Liabilities Assumed

The purchase price of Par Formulations has been allocated to the following assets and liabilities ($ in thousands):

As of February 17, 2012
Cash and cash equivalents	$273
Inventories	192
Prepaid expenses and other current assets	1,143
Property, plant and equipment	5,370
Intangible assets	1,850

Total identifiable assets	8,828

Accounts payable	995
Accrued expenses and other current liabilities	200
Deferred tax liabilities	938

Total liabilities assumed	2,133

Net identifiable assets acquired	6,695
Goodwill	29,905

Net assets acquired	$36,600

Supplemental Pro forma Information (unaudited)

The following unaudited pro forma information for the year ended December 31, 2012, and the year ended December 31, 2011 assumes the Edict Acquisition occurred as of January 1, 2011. The pro forma information is not necessarily indicative either of the combined results of operations that actually would have been realized had the Edict Acquisition been consummated during the periods for which pro forma information is presented, or is it intended to be a projection of future results or trends.

	For the Year Ended
(amounts in thousands)	December 31, 2012	December 31, 2011
Total revenues	$1,050,007	$926,138
Loss from continuing operations	($9,707)	($50,476)

These amounts have been calculated after adjusting for the additional expense that would have been recorded assuming the fair value adjustments to finite-lived intangible assets ($750 thousand) had been applied on January 1, 2011, together with the consequential tax effects.

Pro forma income from continuing operations for the year ended December 31, 2012 was adjusted to exclude $2,880 thousand of Edict Acquisition related costs incurred with the consequential tax effects. These costs were primarily accounting fees and legal fees. Pro forma loss from continuing operations for the year ended December 31, 2011 was adjusted to include the Edict Acquisition related costs with the consequential tax effects.

Note 5—Anchen Acquisition:

On November 17, 2011, through Par Pharmaceutical, Inc., our wholly-owned subsidiary, we completed our acquisition of Anchen Incorporated and its subsidiary Anchen Pharmaceuticals, Inc. (collectively referred to as “Anchen”) for $412,753 thousand in aggregate consideration (the “Anchen Acquisition”), subject to post-closing adjustment. During the second quarter of 2012, we collected $3,786 thousand as a result of post-closing adjustments with the former Anchen securityholders and adjusted goodwill associated with the Anchen Acquisition. The purchase price allocation was final at that time. All of the assets acquired and liabilities assumed as part of the Anchen Acquisition were revalued as part of the Merger. Refer to Note 2.

Pursuant to the Agreement and Plan of Merger, dated as of August 23, 2011, as amended (the “Merger Agreement”), among Par Pharmaceutical, Inc. and Admiral Acquisition Corp. (“Merger Sub”), a wholly owned subsidiary of Par Pharmaceutical, Inc., on the one hand, and Anchen and Chih-Ming Chen, Ph.D. (“Dr. Chen”), as securityholders’ representative, on the other hand, Merger Sub was merged with and into Anchen, with Anchen surviving as a wholly owned subsidiary of Par Pharmaceutical, Inc. (the “Merger”). In connection with the consummation of the Merger, Par Pharmaceutical, Inc., Anchen, Dr. Chen and Merger Sub entered into an Agreement and Amendment to Merger Agreement, dated November 17, 2011 (the “Amendment”), in which the parties agreed to modify certain pre-Merger covenants and the timing and manner of payment of certain severance and other benefit obligations. The Amendment also reflects the parties’ agreement as to the source and manner of payment of certain expenses in connection with paying agent services.

Anchen was a privately-held generic pharmaceutical company until our acquisition. Anchen broadens our industry expertise (e.g., R&D and manufacturing capabilities) and product pipeline, with 29 ANDAs filed and four key commercialized products. The operating results of Anchen from November 17, 2011 to December 31, 2011 are included in the accompanying Consolidated Statements of Operations, reflecting total revenues of $12,932 thousand and a loss from continuing operations of $3,642 thousand. The Consolidated Balance Sheet as of December 31, 2011 reflects the Anchen Acquisition, including goodwill, which represents the Anchen workforce’s expertise in R&D and manufacturing.

The Anchen Acquisition has been accounted for as a business purchase combination using the acquisition method of accounting under the provisions of ASC No. 805, “Business Combinations,” (“ASC 805”). The acquisition method of accounting uses the fair value concept defined in ASC 820, “Fair Value Measurements and Disclosures.” ASC 805 requires, among other things, that most assets acquired and liabilities assumed in a business purchase combination be recognized at their fair values as of the Anchen Acquisition date and that the fair value of acquired in-process research and development (“IPR&D”) be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the completion of the Anchen Acquisition. The process for estimating the fair values of IPR&D, identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, timing and probability of success to complete in-process projects and projecting regulatory approvals. Under ASC 805, transaction costs are not included as a component of consideration transferred and were expensed as incurred. The Anchen Acquisition related transaction costs expensed for the year ended December 31, 2011 totaled $8,264 thousand and were included in operating expenses as selling, general and administrative on the Consolidated Statements of Operations. The Anchen Acquisition related transaction costs for the year ended December 31, 2011 were comprised of investment bank fees ($5,013 thousand), accounting fees ($1,628 thousand), legal fees ($1,348 thousand), and other fees ($275 thousand). The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets and liabilities of Anchen as of the effective date of the acquisition was allocated to goodwill in accordance with ASC 805. The purchase price allocation is subject to completion of our analysis of the fair value of the assets and liabilities of Anchen as of the effective date of the Anchen Acquisition. Accordingly, the purchase price allocation below is preliminary and may be adjusted upon completion of the final valuation. These adjustments could be material. The final valuation is expected to be completed as soon as practicable but no later than one year from the consummation of the acquisition on November 17, 2011. The establishment of the fair value of the consideration for an acquisition, and the allocation to identifiable tangible and intangible assets and liabilities requires the extensive use of accounting estimates and management judgment. We believe the fair values assigned to the assets acquired and liabilities assumed are based on reasonable estimates and assumptions based on data currently available.

Consideration Transferred

The acquisition-date fair value of the consideration transferred consisted of the following items ($ in thousands):

Amount
Cash paid for equity	$410,000
Cash paid to settle benefit liabilities for two former Anchen executives	2,000
Cash paid for estimated net working capital	753

Total cash consideration	$412,753

Fair Value Estimate of Assets Acquired and Liabilities Assumed

The purchase price of Anchen has been allocated on a preliminary basis to the following assets and liabilities ($ in thousands):

As of November 17, 2011
Cash and cash equivalents	$1,352
Accounts receivable, net	15,086
Inventories	21,479
Prepaid expenses and other current assets	1,500
Deferred income taxes	19,588
Income taxes receivable	10,621
Property, plant and equipment	27,642
Intangible assets	220,800
Other long-term assets, net	1,626

Total identifiable assets	319,694

Current payable to former Anchen securityholders	20,620
Accounts payable	7,701
Payables due to distribution agreement partners	785
Accrued expenses and other current liabilities	8,517
Deferred tax liabilities	86,054
Other long-term liabilities	2,967

Total liabilities assumed	126,644

Net identifiable assets acquired	193,050
Goodwill	219,703

Net assets acquired	$412,753

None of the goodwill identified above and recorded on the Consolidated Balance Sheet as of December 31, 2011 will be deductible for income tax purposes.

Supplemental Pro forma Information (unaudited)

The following unaudited pro forma information for the year ended December 31, 2011, and the year ended December 31, 2010 assumes the Anchen Acquisition occurred as of January 1, 2010. The pro forma information is not necessarily indicative either of the combined results of operations that actually would have been realized had the Anchen Acquisition been consummated during the periods for which pro forma information is presented, or is it intended to be a projection of future results or trends.

(In thousands, except per share data)	Year ended December 31, 2011	Year ended December 31, 2010

Total revenues	$1,041,988	$1,089,697
(Loss) income from continuing operations	$(44,680)	$56,250

These amounts have been calculated after adjusting for the additional expense that would have been recorded assuming the fair value adjustments to finite-lived intangible assets ($94,100 thousand) and inventory ($9,200 thousand) had been applied on January 1, 2010, and the debt incurred as a result of the Anchen Acquisition (initially $350,000 thousand) had been outstanding since January 1, 2010, together with the consequential tax effects.

Pro forma loss from continuing operations for the year ended December 31, 2011 was adjusted to exclude $25,396 thousand of Anchen Acquisition related costs incurred in 2011 by Anchen and us with the consequential tax effects. These costs were primarily investment bank fees, accounting fees, and legal fees. Pro forma loss from continuing operations for the year ended December 31, 2010 was adjusted to include the Anchen Acquisition related costs with the consequential tax effects.

Note 6—Available for Sale Marketable Debt Securities:

At December 31, 2012 and 2011, all of our investments in marketable debt securities were classified as available for sale and, as a result, were reported at their estimated fair values on the consolidated balance sheets. Refer to Note 7—“Fair Value Measurements.” The following is a summary of amortized cost and estimated fair value of our marketable debt securities available for sale at December 31, 2012 ($ amounts in thousands):

	Cost	Unrealized		Estimated Fair Value

		Gain	(Loss)
Corporate bonds (Successor)	$11,666	$61	$—	$11,727

All available for sale marketable debt securities are classified as current on our consolidated balance sheet as of December 31, 2012.

The following is a summary of amortized cost and estimated fair value of our investments in marketable debt securities available for sale at December 31, 2011 ($ amounts in thousands):

	Cost	Unrealized		Estimated Fair Value

		Gain	(Loss)
Corporate bonds (Predecessor)	$25,680	$53	($24)	$25,709

The following is a summary of the contractual maturities of our available for sale debt securities at December 31, 2012 ($ amounts in thousands):

	December 31, 2012
	Cost	Estimated Fair Value

Less than one year	$8,082	$8,100
Due between 1-2 years	2,672	2,702
Due between 2-5 years	912	925

Total	$11,666	$11,727

Note 7—Fair Value Measurements:

FASB ASC 820-10 Fair Value Measurements and Disclosures defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets and liabilities. Active market means a market in which transactions for assets or liabilities occur with “sufficient frequency” and volume to provide pricing information on an ongoing unadjusted basis. Cash equivalents include highly liquid investments with an original maturity of three months or less at acquisition. We have determined that our cash equivalents in their entirety are classified as Level 1 within the fair value hierarchy.

Level 2:	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Our Level 2 assets primarily include debt securities, including corporate bonds with quoted prices that are traded less frequently than exchange-traded instruments. All of our Level 2 asset values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. The pricing model information is provided by third party entities (e.g., banks or brokers). In some instances, these third party entities engage external pricing services to estimate the fair value of these securities. We have a general understanding of the methodologies employed by the pricing services in their pricing models. We corroborate the estimates of non-binding quotes from the third party entities’ pricing services to an independent source that provides quoted market prices from broker or dealer quotations. We investigate large differences, if any. Based on historical differences, we have not been required to adjust quotes provided by the third party entities’ pricing services used in estimating the fair value of these securities.

Level 3:	Unobservable inputs that are not corroborated by market data.

Financial assets and liabilities

The fair value of our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 were as follows ($ amounts in thousands):

	Estimated Fair Value at December 31, 2012	Level 1	Level 2	Level 3

	(Successor)
Corporate bonds (Note 6)	$11,727	$—	$11,727	$—
Cash equivalents	$14,370	$14,370	$—	$—

The fair value of our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 were as follows ($ amounts in thousands):

	Estimated Fair Value at December 31, 2011	Level 1	Level 2	Level 3

	(Predecessor)
Corporate bonds (Note 6)	$25,709	$—	$25,709	$—
Cash equivalents	$159,719	$159,719	$—	$—

The fair value of the senior secured credit term loan was estimated to approximate its carrying values at December 31, 2012 (level 2 inputs). The fair value of the Notes was estimated to be approximately $484,488 thousand at December 31, 2012 (level 2 inputs) as compared to their face value of $490,000 thousand.

The carrying amount reported in the consolidated balance sheets for accounts receivables, net, inventories, prepaid expenses and other current assets, accounts payable, payables due to distribution agreement partners, accrued salaries and employee benefits, accrued government pricing liabilities, accrued legal fees, accrued legal settlements, payable to former Anchen securityholders, and accrued expenses and other current liabilities approximate fair value because of their short-term nature.

As noted in Note 4, “Edict Acquisition”, we have contingent purchase price liabilities that represent subsequent milestone payments related to successful FDA inspection of the Par Formulations manufacturing facility and ANDA filings. All contingent purchase price liabilities are expected to be paid within 18 months of the acquisition date. Through December 31, 2012, we had paid $9,908 thousand of the total $11,641 thousand contingent purchase price liabilities.

Non-financial assets and liabilities

The Company does not have any non-financial assets or liabilities as December 31, 2012 or December 31, 2011 that are measured in the consolidated financial statements at fair value.

We evaluate long-lived assets, including intangible assets with definite lives, for impairment periodically or whenever events or other changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. If such circumstances are determined to exist, projected undiscounted future cash flows to be generated by the long-lived asset or the appropriate grouping of assets (level 3 inputs), is compared to the carrying value to determine whether impairment exists at its lowest level of identifiable cash flows. During the period from January 1, 2012 to September 28, 2012 (Predecessor), we abandoned an in-process research and development project and exited the market of a commercial product both of which were acquired in the Anchen Acquisition and recorded a total corresponding intangible asset impairment of $5,700 thousand.

Note 8—Accounts Receivable:

We account for revenue in accordance with FASB ASC 605 Revenue Recognition. In accordance with that standard, we recognize revenue for product sales when title and risk of loss have transferred to our customers, when reliable estimates of rebates, chargebacks, returns and other adjustments can be made, and when collectability is reasonably assured. This is generally at the time that products are received by our direct customers. We also review available trade inventory levels at certain large wholesalers to evaluate any potential excess supply levels in relation to expected demand. We determine whether we will recognize revenue at the time that our products are received by our direct customers or defer revenue recognition until a later date on a product by product basis at the time of launch. Upon recognizing revenue from a sale, we record estimates for chargebacks, rebates and incentive programs, product returns, cash discounts and other sales reserves that reduce accounts receivable.

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date ($ amounts in thousands):

	December 31, 2012	December 31, 2011

	(Successor)	(Predecessor)
Gross trade accounts receivable	$318,793	$269,204
Chargebacks	(41,670)	(20,688)
Rebates and incentive programs	(59,426)	(35,132)
Returns	(68,062)	(58,672)
Cash discounts and other	(26,544)	(28,672)
Allowance for doubtful accounts	—	(100)

Accounts receivable, net	$123,091	$125,940

Allowance for doubtful accounts

	Year Ended
	December 31, 2012	December 31, 2011	December 31, 2010

	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of period	($100)	($1)	($3)
Anchen opening balance	—	(100)
Additions—charge to expense	85	—	(5)
Adjustments and/or deductions	15	1	7

Balance at end of period	$0	($100)	($1)

The following tables summarize the activity for the years ended December 31, 2012, 2011 and 2010 in the accounts affected by the estimated provisions described below ($ amounts in thousands):

	For the Year Ended December 31, 2012
	(Successor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	($20,688)	($442,245)	$0	(1)	$421,263	($41,670)
Rebates and incentive programs	(35,132)	(216,861)	(59)		192,626	(59,426)
Returns	(58,672)	(33,315)	1,602	(6)	22,323	(68,062)
Cash discounts and other	(28,672)	(148,771)	(809)		151,708	(26,544)

Total	($143,164)	($841,192)	$734		$787,920	($195,702)

Accrued liabilities (2)	($39,614)	($73,973)	$0		$71,425	($42,162)

	For the Year Ended December 31, 2011
	(Predecessor)
Accounts receivable reserves	Beginning balance	Anchen opening balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	($19,482)	($1,633)	($261,335)	$—	(1)	$261,762	($20,688)
Rebates and incentive programs	(23,273)	(1,427)	(121,804)	660		110,712	(35,132)
Returns	(48,928)	(1,748)	(30,577)	265		22,316	(58,672)
Cash discounts and other	(16,606)	(5,626)	(105,961)	(357)		99,878	(28,672)

Total	($108,289)	($10,434)	($519,677)	$568		$494,668	($143,164)

Accrued liabilities (2)	($32,169)	($571)	($55,853)	$224		$48,755	($39,614)

	For the Year Ended December 31, 2010
	(Predecessor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	($16,111)	($217,601)	($77)	(1)	$214,307	($19,482)
Rebates and incentive programs	(39,938)	(123,451)	(1,196)	(3)	141,312	(23,273)
Returns	(39,063)	(24,416)	437		14,114	(48,928)
Cash discounts and other	(19,160)	(88,842)	(1,974)	(4)	93,370	(16,606)

Total	($114,272)	($454,310)	($2,810)		$463,103	($108,289)

Accrued liabilities (2)	($24,713)	($41,427)	$2,586	(5)	$31,385	($32,169)

(1)	Unless specific in nature, the amount of provision or reversal of reserves related to prior periods for chargebacks is not determinable on a product or customer specific basis; however, based upon historical analysis and analysis of activity in subsequent periods, we believe that our chargeback estimates remain reasonable.
(2)	Includes amounts due to indirect customers for which no underlying accounts receivable exists and is principally comprised of Medicaid rebates and rebates due under other U.S. Government pricing programs, such as TriCare, and the Department of Veterans Affairs.
(3)	During the first quarter of 2010, the Company settled a dispute with a major customer and as a result recorded an additional reserve of $1,300 thousand.
(4)	During the third quarter of 2010, the Company settled a customer dispute related to the January 2009 metoprolol price increase. As a result, the Company recorded an additional reserve of $1,100 thousand.
(5)	In December 2010, we reached a settlement related to the routine post award contract review of our contract with the Department of Veterans Affairs for the periods 2004 to 2007 with the Office of Inspector General of the Department of Veterans Affairs. We had previously accrued approximately $10,500 thousand ($6,400 thousand net of related partnership consideration) in accrued government liabilities and payables due to distribution agreement partners on our consolidated balance sheet related to this matter. We reduced this accrual to $7,300 thousand ($3,800 thousand net of related partnership consideration), based on the settlement. Accordingly, we recognized approximately $2,600 thousand of income in the fourth quarter of 2010 as a change in estimate. The 2009 change in accrued liabilities recorded for prior period sales is principally comprised of a $1,400 thousand credit from the Medicaid drug rebate program related to a positive settlement based upon the finalization of a negotiation in the third quarter of 2009 pertaining to prior years. With the exception of the foregoing factor, there were no other factors that were deemed to be material individually or in the aggregate.

(6)	The amount principally represents the resolution of a customer dispute in the first quarter of 2012 regarding invalid deductions taken in prior years of approximately $1,600 thousand.

The Company sells its products directly to wholesalers, retail drug store chains, drug distributors, mail order pharmacies and other direct purchasers as well as customers that purchase its products indirectly through the wholesalers, including independent pharmacies, non-warehousing retail drug store chains, managed health care providers and other indirect purchasers. The Company often negotiates product pricing directly with health care providers that purchase products through the Company’s wholesale customers. In those instances, chargeback credits are issued to the wholesaler for the difference between the invoice price paid to the Company by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The information that the Company considers when establishing its chargeback reserves includes contract and non-contract sales trends, average historical contract pricing, actual price changes, processing time lags and customer inventory information from its three largest wholesale customers. The Company’s chargeback provision and related reserve vary with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventory.

Customer rebates and incentive programs are generally provided to customers as an incentive for the customers to continue carrying the Company’s products or replace competing products in their distribution channels with our products. Rebate programs are based on a customer’s dollar purchases made during an applicable monthly, quarterly or annual period. The Company also provides indirect rebates, which are rebates paid to indirect customers that have purchased the Company’s products from a wholesaler under a contract with us. The incentive programs include stocking or trade show promotions where additional discounts may be given on a new product or certain existing products as an added incentive to stock the Company’s products. We may, from time to time, also provide price and/or volume incentives on new products that have multiple competitors and/or on existing products that confront new competition in order to attempt to secure or maintain a certain market share. The information that the Company considers when establishing its rebate and incentive program reserves are rebate agreements with, and purchases by, each customer, tracking and analysis of promotional offers, projected annual sales for customers with annual incentive programs, actual rebates and incentive payments made, processing time lags, and for indirect rebates, the level of inventory in the distribution channel that will be subject to indirect rebates. We do not provide incentives designed to increase shipments to our customers that we believe would result in out-of-the-ordinary course of business inventory for them. The Company regularly reviews and monitors estimated or actual customer inventory information at its three largest wholesale customers for its key products to ascertain whether customer inventories are in excess of ordinary course of business levels.

Pursuant to a drug rebate agreement with the Centers for Medicare and Medicaid Services, TriCare and similar supplemental agreements with various states, the Company provides a rebate on drugs dispensed under such government programs. The Company determines its estimate of the Medicaid rebate accrual primarily based on historical experience of claims submitted by the various states and any new information regarding changes in the Medicaid program that might impact the Company’s provision for Medicaid rebates. In determining the appropriate accrual amount we consider historical payment rates; processing lag for outstanding claims and payments; levels of inventory in the distribution channel; and the impact of the healthcare reform acts. The Company reviews the accrual and assumptions on a quarterly basis against actual claims data to help ensure that the estimates made are reliable. On January 28, 2008, the Fiscal Year 2008 National Defense Authorization Act was enacted, which expands TriCare to include prescription drugs dispensed by TriCare retail network pharmacies. TriCare rebate accruals reflect this program expansion and are based on actual and estimated rebates on Department of Defense eligible sales.

The Company accepts returns of product according to the following criteria: (i) the product returns must be approved by authorized personnel with the lot number and expiration date accompanying any request and (ii) we generally will accept returns of products from any customer and will provide the customer with a credit memo for such returns if such products are returned between six months prior to, and 12 months following, such products’ expiration date. The Company records a provision for product returns based on historical experience, including actual rate of expired and damaged in-transit returns, average remaining shelf-lives of products sold, which generally range from 12 to 48 months, and estimated return dates. Additionally, we consider other factors when estimating the current period return provision, including levels of inventory in the distribution channel, significant market changes that may impact future expected returns, and actual product returns, and may record additional provisions for specific returns that we believe are not covered by the historical rates.

The Company offers cash discounts to its customers, generally 2% of the sales price, as an incentive for paying within invoice terms, which generally range from 30 to 90 days. The Company accounts for cash discounts by reducing accounts receivable by the full amount of the discounts that we expect our customers to take.

In addition to the significant gross-to-net sales adjustments described above, we periodically make other sales adjustments. The Company generally accounts for these other gross-to-net adjustments by establishing an accrual in the amount equal to its estimate of the adjustments attributable to the sale.

The Company may at its discretion provide price adjustments due to various competitive factors, through shelf-stock adjustments on customers’ existing inventory levels. There are circumstances under which we may not provide price adjustments to certain customers as a matter of business strategy, and consequently may lose future sales volume to competitors and risk a greater level of sales returns on products that remain in the customer’s existing inventory.

As detailed above, we have the experience and access to relevant information that we believe are necessary to reasonably estimate the amounts of such deductions from gross revenues, except as described below. Some of the assumptions we use for certain of our estimates are based on information received from third parties, such as wholesale customer inventories and market data, or other market factors beyond our control. The estimates that are most critical to the establishment of these reserves, and therefore, would have the largest impact if these estimates were not accurate, are estimates related to contract sales volumes, average contract pricing, customer inventories and return volumes. The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates. With the exception of the product returns allowance, the ending balances of accounts receivable reserves and allowances generally are processed during a two-month to four-month period.

Use of Estimates in Reserves

We believe that our reserves, allowances and accruals for items that are deducted from gross revenues are reasonable and appropriate based on current facts and circumstances. It is possible however, that other parties applying reasonable judgment to the same facts and circumstances could develop different allowance and accrual amounts for items that are deducted from gross revenues. Additionally, changes in actual experience or changes in other qualitative factors could cause our allowances and accruals to fluctuate, particularly with newly launched or acquired products. We review the rates and amounts in our allowance and accrual estimates on a quarterly basis. If future estimated rates and amounts are significantly greater than those reflected in our recorded reserves, the resulting adjustments to those reserves would decrease our reported net revenues; conversely, if actual product returns, rebates and chargebacks are significantly less than those reflected in our recorded reserves, the resulting adjustments to those reserves would increase our reported net revenues. We regularly review the information related to these estimates and adjust our reserves accordingly, if and when actual experience differs from previous estimates.

As is customary and in the ordinary course of business, our revenue that has been recognized for product launches included initial trade inventory stocking that we believed was commensurate with new product introductions. At the time of each product launch, we were able to make reasonable estimates of product returns, rebates, chargebacks and other sales reserves by using historical experience of similar product launches and significant existing demand for the products.

Major Customers—Gross Accounts Receivable

	December 31, 2012	December 31, 2011

	(Successor)	(Predecessor)
McKesson Corporation	27%	25%
Cardinal Health, Inc.	26%	19%
AmerisourceBergen Corporation	13%	12%
CVS Caremark	9%	17%
Other customers	25%	27%

Total gross accounts receivable	100%	100%

Note 9—Inventories:

	December 31, 2012	December 31, 2011

($ amounts in thousands)	(Successor)	(Predecessor)
Raw materials and supplies	$37,457	$39,331
Work-in-process	10,063	5,330
Finished goods	64,654	61,589

	$112,174	$106,250

Inventory write-offs (inclusive of pre-launch inventories detailed below)

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010

($ amounts in thousands)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Inventory write-offs	$2,567	$17,209	$7,200	$7,584

Par capitalizes inventory costs associated with certain products prior to regulatory approval and product launch, based on management’s judgment of reasonably certain future commercial use and net realizable value, when it is reasonably certain that the pre-launch inventories will be saleable. The determination to capitalize is made once Par (or its third party development partners) has filed an Abbreviated New Drug Application (“ANDA”) that has been acknowledged by the FDA as containing sufficient information to allow the FDA to conduct its review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared. This determination is based on the particular facts and circumstances relating to the expected FDA approval of the generic drug product being considered, and accordingly, the time frame within which the determination is made varies from product to product. Par could be required to write down previously capitalized costs related to pre-launch inventories upon a change in such judgment, or due to a denial or delay of approval by regulatory bodies, or a delay in commercialization, or other potential factors. Pre-launch inventories at December 31, 2012 were comprised of generic products in development.

Strativa also capitalizes inventory costs associated with in-licensed branded products subsequent to FDA approval but prior to product launch based on management’s judgment of probable future commercial use and net realizable value. We believe that numerous factors must be considered in determining probable future commercial use and net realizable value including, but not limited to, Strativa’s limited number of historical product launches, as well as the ability of third party partners to successfully manufacture commercial quantities of product. Strativa could be required to expense previously capitalized costs related to pre-launch inventory upon a change in such judgment, due to a delay in commercialization, product expiration dates, projected sales volume, estimated selling price or other potential factors. There was no Strativa-related pre-launch inventory at December 31, 2012.

The amounts in the table below represent inventories related to products that were not yet available to be sold and are also included in the total inventory balances presented above.

Pre-Launch Inventories

	December 31, 2012	December 31, 2011

($ amounts in thousands)	(Successor)	(Predecessor)
Raw materials and supplies	$4,019	$7,774
Work-in-process	655	346
Finished goods	—	631

	$4,674	$8,751

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010

	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Pre-launch inventory write-offs, net of partner allocation	$1,730	$10,208	$1,607	$102

Note 10—Property, Plant and Equipment, net:

	December 31, 2012	December 31, 2011

($ amounts in thousands)	(Successor)	(Predecessor)
Land	$4,553	$1,882
Buildings	28,781	28,186
Machinery and equipment	48,026	66,237
Office equipment, furniture and fixtures	5,130	6,908
Computer software and hardware	19,034	48,198
Leasehold improvements	22,720	27,203
Construction in progress	10,933	8,032

	139,177	186,646
Accumulated depreciation and amortization	(7,547)	(88,856)

	$131,630	$97,790

Depreciation and amortization expense related to property, plant and equipment

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010

($ amounts in thousands)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Depreciation and amortization expense	$7,547	$13,230	$13,214	$13,384

Note 11—Intangible Assets, net:

	December 31, 2012 (Successor)			December 31, 2011 (Predecessor)

	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
($ amounts in thousands)
Assets acquired in Anchen Acquisition				$220,800	($2,008)	$218,792
Assets acquired from QOL Medical LLC and MDRNA, Inc.				56,821	(14,290)	42,531
Product purchases, rights and distribution agreements				80,740	(30,394)	50,346
Developed products	$552,700	($33,321)	$519,379
Other product related royalty streams	115,600	(5,289)	110,311
IPR&D	608,600	(257)	608,343
Par trade name	26,400	—	26,400
Watson/Actavis Divestiture Products	101,200	(3,934)	97,266
Watson/Actavis related IPR&D	14,300	—	14,300

	$1,418,800	($42,801)	$1,375,999	$358,361	($46,692)	$311,669

Intangible assets presented in the Successor period are principally comprised of product related assets recognized at fair value in accordance with ASC 805, Business Combinations, and are inclusive of assets that had previously been recognized in the Predecessor period and revalued as part of the Merger as well as assets initially recognized in connection with the Merger. Intangible assets presented in the Predecessor period are principally comprised of assets previously recognized at estimated fair value under ASC 805 as well as numerous asset acquisitions and acquisition of product and intellectual property rights recorded at cost. Intangible assets are amortized over the period in which the related cash flows are expected to be generated or on a straight-line basis over the products’ estimated useful life if the estimated cash flows method approximates straight-line basis. We evaluate all intangible assets for impairment whenever events or other changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. Such evaluations utilize forecasted financial information. As of December 31, 2012, we believe our net intangible assets are recoverable. The intangible assets included on our consolidated balance sheet at December 31, 2012 (Successor) and December 31, 2011 (Predecessor) includes the following:

Successor

Intangible Assets Acquired in the Merger

We were acquired on September 28, 2012 through a merger transaction with Holdings. Refer to Note 2, “Sky Growth Merger” for details of the transaction. As part of the Merger, we revalued intangible assets related to commercial products (developed technology), royalty streams, IPR&D, and our trade name.

The fair value of the developed technology and in-process research and development intangible assets were estimated using the discounted cash flow method of the income approach. Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with each type of asset. We believe that the level and timing of cash flows appropriately reflect market participant assumptions. Some of the significant assumptions inherent in the development of the identifiable intangible asset valuations, from the perspective of a market participant, include the estimated net cash flows by year by project or product (including net revenues, costs of sales, research and development costs, selling and marketing costs and other charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream and other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk.

The developed product intangible assets are composite assets, comprising the market position of the product, the developed technology utilized and the customer base to which the products are sold. Developed technology and the customer base were considered but have not been identified separately as any related cash flows would be intertwined with the product related intangibles. Developed Products held by the Company are considered separable from the business as they could be sold to a third party. The Developed Products were valued using an excess earnings method, with the exception of the royalty revenue stream products not manufactured by us, which were valued using a relief from royalty method of the income approach. The remaining net book value of the related intangible asset related to developed products will be amortized over a weighted average amortization period of approximately seven years.

IPR&D is related to R&D projects that were incomplete at the Merger. There are 86 projects associated with IPR&D. As of the Merger, we grouped and valued IPR&D based on the projected year of launch for each group. IPR&D are considered separable from the business as they could be sold to a third party. The value of IPR&D was accounted for as an indefinite-lived intangible asset and will be subject to impairment testing until the completion or abandonment of each group. Upon the successful completion and launch of a product in an annual group, we will make a separate determination of useful life of the IPR&D intangible and commence amortization.

Trade names constitute intellectual property rights and are marketing-related intangible assets. Our corporate trade name was valued using a relief from royalty method of the income approach and accounted for as an indefinite-lived intangible asset that will be subject to annual impairment testing or whenever events or changes in business circumstances necessitate an evaluation for impairment using a fair value approach.

Intangible Assets acquired with the Divested Products from the Watson/Actavis Merger

On November 6, 2012, we acquired the U.S. marketing rights to five generic products that were currently marketed by Watson or Actavis, as well as eight Abbreviated New Drug Applications currently awaiting regulatory approval and a generic product in late-stage development, in connection with the merger of Watson and Actavis. Refer to Note 3, “Acquisition of Divested Products from the Watson/Actavis Merger” for details of the transaction.

Developed products are defined as products that are commercialized, all research and development efforts have been completed by the Seller, and final regulatory approvals have been received. The developed product intangible assets are composite assets, comprising the market position of the product, the developed technology utilized and the customer base to which the products are sold. Developed technology and the customer base were considered but have not been identified separately as any related cash flows would be very much intertwined with the product related intangibles. Developed Products held by the Company are considered separable from the business as they could be sold to a third party. The Developed Products were valued using a multi-period excess earnings method under the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax cash flows attributable to the intangible asset only. The remaining net book value of the related intangible asset related to developed products will be amortized over a weighted average amortization period of approximately seven years.

IPR&D consists of technology-related intangible assets used in R&D activities, which are still incomplete. IPR&D products held by the Company are considered separable from the business as they could be sold to a third party. The IPR&D products were valued using multi-period excess earnings method under the income approach as the most reasonable approach for estimating the fair value of acquired IPR&D Products. The value of IPR&D was accounted for as an indefinite-lived intangible asset and will be subject to impairment testing until the completion or abandonment of the group of projects. Upon the successful completion and launch of a product in the group, we will make a separate determination of useful life of the related IPR&D intangible and commence amortization.

Predecessor

We were acquired on September 28, 2012 through a merger transaction with Holdings. Refer to Note 2, “Sky Growth Merger” for details of the transaction. As part of the Merger, we revalued the intangible assets detailed below as part of the Merger. These intangible assets were primarily incorporated into the Successor period intangible assets labeled “Developed products”, and “IPR&D”.

Intangible Assets Acquired in Anchen Acquisition

On November 17, 2011, Par completed the Anchen Acquisition. Refer to Note 5, “Anchen Acquisition” for details of the transaction. As part of the Anchen Acquisition, we acquired intangible assets related to IPR&D, products derived from developed technology, and a covenant not to compete from a former Anchen securityholder and employee. The net book values of the above intangibles as of December 31, 2011 (Predecessor) were $126,700 thousand, $83,550 thousand, and $8,542 thousand, respectively. The developed products were being amortized over a weighted average amortization period of approximately seven years and the covenant not to compete was being amortized over its contractual three year term. No amortization had commenced on the IPR&D assets.

QOL Medical, LLC and MDRNA, Inc. Asset Purchase Agreements

In 2009 we acquired the rights to Nascobal® Nasal Spray from QOL Medical, LLC for $54,500 thousand in cash and the assumption of certain liabilities. The purchase price of the acquisition was allocated to the net tangible and intangible assets acquired on the basis of estimated fair values. The fair value of the product rights received was being amortized on a straight-line basis over 12 years based on its estimated useful life.

In addition, and principally to facilitate our acquisition of the rights to Nascobal®, the Company acquired additional rights to calcitonin, a generic drug, from MDRNA, Inc. The purchase price of the acquisition was allocated to the net tangible and intangible assets acquired on the basis of estimated fair values. This asset was being amortized over its estimated useful life of approximately 2 years.

Product Purchases, Rights and Distribution Agreements

The category Product purchases, rights and distribution agreements was principally comprised of numerous individual product level assets related to business development activities completed in the Predecessor period. Assets relating to products that were commercialized were being amortized over individual useful lives ranging from two to fifteen years. Of the $50,346 thousand net book value, approximately $30,600 thousand related to products that were yet to be launched and therefore amortization had not yet commenced.

Amortization Expense and Asset Impairments

We recorded amortization expense related to intangible assets of approximately $42,801 thousand for the period September 29, 2012 to December 31, 2012 (Successor) and $31,196 thousand for the period January 1, 2012 to September 28, 2012 (Predecessor), $14,822 thousand for 2011 and $16,005 thousand for 2010 and such expense is primarily included in cost of goods sold with the remainder in selling, general and administrative expense. During the period from January 1, 2012 to September 28, 2012 (Predecessor), we abandoned an in-process research and development project and exited the market of a commercial product, both of which were acquired in the Anchen Acquisition, and recorded a total corresponding intangible asset impairment of $5,700 thousand.

Estimated Amortization Expense for Existing Intangible Assets at December 31, 2012

The following table does not include estimated amortization expense for future milestone payments that may be paid and result in the creation of intangible assets after December 31, 2012 and assumes the intangible asset related to the Par Trade Name as an indefinite lived asset will not be amortized in the future.

($ amounts in thousands)	Estimated Amortization Expense
2013	$194,500
2014	213,339
2015	224,966
2016	205,417
2017	185,945
2018 and thereafter	325,432

$1,349,599

Note 12—Goodwill:

($ amounts in thousands)	December 31, 2012	September 28, 2012	December 31, 2011

	(Successor)	(Predecessor)	(Predecessor)
Balance at beginning of period	$0	$283,432	$63,729
Additions:
Sky Growth Merger	850,652	—	—
Anchen Acquisition	—	—	219,703
Edict Acquisition	—	29,905	—

Balance at end of period	$850,652	$313,337	$283,432

As noted in Note 2, “Sky Growth Merger”, we were acquired through a merger transaction with a wholly-owned subsidiary of Holdings. Based upon purchase price allocation in accordance with FASB ASC 350-20-35-30, we recorded goodwill which totaled $850,652 thousand at December 31, 2012, which was allocated to Par.

As noted in Note 4, “Edict Acquisition,” we acquired Edict for $36,600 thousand in aggregate consideration. Based upon our purchase price allocation, we recorded $29,905 thousand of incremental goodwill. This goodwill was allocated to Par.

As noted in Note 5, “Anchen Acquisition,” we acquired Anchen for $412,753 thousand in aggregate consideration. Based upon our purchase price allocation, we recorded $219,703 thousand of incremental goodwill at December 31, 2011. This goodwill was allocated to Par.

In 2004, we acquired all of the capital stock of Kali Laboratories, Inc., a generic pharmaceutical research and development company, for approximately $142,800 thousand in cash and warrants to purchase 150,000 shares of our common stock valued at approximately $2,500 thousand. The acquisition resulted in goodwill of $63,729 thousand, which was allocated to Par.

Goodwill is not being amortized, but is tested at least annually, on or about October 1st or whenever events or changes in business circumstances necessitate an evaluation for impairment using a fair value approach. The goodwill impairment test consists of a two-step process. The first step is to identify a potential impairment and the second step measures the amount of impairment, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit exceeds its estimated fair value. As of October 1, 2012, Par performed its annual goodwill impairment assessment noting no impairment. No impairments of goodwill have been recognized through December 31, 2012.

Note 13—Debt:

	December 31, 2012	December 31, 2011

($ amounts in thousands)	(Successor)	(Predecessor)
Pre-merger term loan facility	$—	$345,625
Senior credit facilities:
Senior secured term loan	1,052,363	—
Senior secured revolving credit facility	—	—
7.375% senior notes	490,000	—

	1,542,363	345,625
Less current portion	(10,550)	(21,875)

Long-term debt	$1,531,813	$323,750

Pre-Merger Term Loan Facility

In connection with the Anchen Acquisition we entered into a credit agreement with a syndicate of banks to provide senior credit facilities comprised of a term loan facility in an initial aggregate principal amount of $350,000 thousand and a revolving credit facility in an initial amount of $100,000 thousand. Amounts outstanding under the term loan facility were repaid and extinguished as defined in US GAAP in connection with the Merger and the credit agreement was terminated at that time.

Senior Credit Facilities

On September 28, 2012, we entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, led by Bank of America, N.A., as Administrative Agent, Bank of America, N.A., Deutsche Bank Securities, Inc., Goldman Sachs Bank USA, Citigroup Global Markets, Inc., RBC Capital Markets LLC and BMO Capital Markets as Joint Lead Arrangers and Joint Lead Bookrunners, Deutsche Bank Securities, Inc. and Goldman Sachs Bank USA as Co-Syndication Agents, and Citigroup Global Markets Inc. and RBC Capital Markets LLC as Co-Documentation Agents, to provide Senior Credit Facilities comprised of a seven-year senior secured term loan in an initial aggregate principal amount of $1,055 million (the “Term Loan Facility”) and a five-year senior secured revolving credit facility in an initial amount of $150 million (the “Revolving Facility”). The proceeds of the Revolving Facility were available for general corporate purposes.

The Credit Agreement contained customary representations and warranties, as well as customary events of default, in certain cases subject to reasonable and customary periods to cure, including but not limited to: failure to make payments when due, breach of covenants, breach of representations and warranties, insolvency proceedings, certain judgments and any change of control. The Credit Agreement also contains various customary covenants that, in certain instances, restrict our ability to: (i) create liens on assets; (ii) incur additional indebtedness; (iii) engage in mergers or consolidations with or into other companies; (iv) engage in dispositions of assets, including entering into a sale and leaseback transaction; (v) pay dividends and distributions or repurchase capital stock; (vi) make investments, loans, guarantees or advances in or to other companies; (vii) change the nature of our business; (viii) repay or redeem certain junior indebtedness, (ix) engage in transactions with affiliates; and (x) enter into restrictive agreements. In addition, the Credit Agreement required us to demonstrate compliance with a maximum senior secured first lien leverage ratio whenever amounts are outstanding under the revolving credit facility as of the last day of any quarterly testing period. All obligations under the Credit Agreement were guaranteed by our material domestic subsidiaries. We were in compliance with all applicable covenants as of December 31, 2012.

The interest rates payable under the Credit Agreement were based on defined published rates, subject to a minimum LIBOR rate of 1.25% in the case of Eurocurrency rate loans, plus an applicable margin. During 2012, the effective interest rate on the term loan was 5.0%. We were also obligated to pay a commitment fee based on the unused portion of the revolving credit facility. The Credit Agreement includes an accordion feature pursuant to which we could be able to increase the amount available to be borrowed by up to an additional $250,000 thousand (or a greater amount if we meet certain specified financial ratios) under certain circumstances. Repayments of the proceeds of the term loan were due in quarterly installments over the term of the Credit Agreement. Amounts borrowed under the revolving credit facility would be payable in full upon expiration of the Credit Agreement. Based on the variable interest rate associated with the term loan facility, its carrying value approximated its fair value at December 31, 2012. Refer to Note 20, “Subsequent Events” below for a description of a refinancing and repricing of the Senior Credit Facilities completed in February 2013.

7.375% Senior Notes

On September 28, 2012, we issued $490,000 thousand aggregate principal amount of 7.375% senior notes due 2020 (the “Notes”). The Notes were issued pursuant to an indenture entered into as of the same date between Par and Wells Fargo Bank, National Association, as trustee. Interest on the Notes is payable semi-annually on April 15 and October 15, commencing on April 15, 2013. The Notes mature on October 15, 2020.

We may redeem the Notes at our option, in whole or in part on one or more occasions, at any time on or after October 15, 2015, at specified redemption prices that vary by year, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to October 15, 2015, we may redeem up to 40% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price equal to the sum of (i) 107.375% of the aggregate principal amount thereof, plus (ii) accrued and unpaid interest, if any, to the redemption date. At any time prior to October 15, 2015, we may also redeem the Notes, in whole or in part on one or more occasions, at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and a specified “make-whole premium.”

The Notes are guaranteed on a senior unsecured basis by our material existing direct and indirect wholly-owned domestic subsidiaries and, subject to certain exceptions, each of our future direct and indirect domestic subsidiaries that guarantees the Senior Credit Facilities or our other indebtedness or indebtedness of the guarantors will guarantee the Notes. Under certain circumstances, the subsidiary guarantors may be released from their guarantees without consent of the holders of Notes.

The Notes and the subsidiary guarantees will be our and the guarantors’ senior unsecured obligations and will (i) rank senior in right of payment to all of our and the subsidiary guarantors’ existing and future subordinated indebtedness; (ii) rank equally in right of payment with all of our and the subsidiary guarantors’ existing and future senior indebtedness; (iii) be effectively subordinated to any of our and the subsidiary guarantors’ existing and future secured debt, to the extent of the value of the assets securing such debt; and (iv) be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the Notes.

The indenture governing the Notes contains customary representations and warranties, as well as customary events of default, in certain cases subject to reasonable and customary periods to cure, including but not limited to: failure to make payments when due, breach of covenants, a payment default or acceleration equaling $40,000 thousand or more according to the terms of certain other indebtedness, failure to pay final judgments aggregating in excess of $40,000 thousand when due, insolvency proceedings, a required guarantee shall cease to remain in full force. The Credit Agreement also contains various customary covenants that, in certain instances, restrict our ability to: (i) pay dividends and distributions or repurchase capital stock; (ii) incur additional indebtedness; (iii) make investments, loans, guarantees or advances in or to other companies; (iv) engage in dispositions of assets, including entering into a sale and leaseback transaction; (v) engage in transactions with affiliates; (vi) create liens on assets; (vii) redeem or repay certain subordinated indebtedness, (viii) engage in mergers or consolidations with or into other companies; and (ix) change the nature of our business. The covenants are subject to a number of exceptions and qualifications. Certain of these covenants will be suspended during any period of time that (1) the Notes have Investment Grade Ratings (as defined in the indenture) from both Moody’s Investors Service, Inc. and Standard & Poor’s, and (2) no default has occurred and is continuing under the indenture. In the event that the Notes are downgraded to below an Investment Grade Rating, Par and certain subsidiaries will again be subject to the suspended covenants with respect to future events. We were in compliance with all covenants as of December 31, 2012.

During the period from September 29, 2012 to December 31, 2012(Successor), we incurred interest expense of $25,985 thousand, and during the period from January 1, 2012 to September 28, 2012(Predecessor), we incurred interest expense of $9,159 thousand. We incurred interest expense of $2,676 thousand in 2011 (Predecessor) and $2,905 thousand in 2010 (Predecessor).

Debt Maturities as of December 31, 2012	($ amounts in thousands)
2013	$10,550
2014	10,550
2015	10,550
2016	10,550
2017	10,550
2018	10,550
2019	989,063
2020	490,000

Total debt at December 31, 2012	$1,542,363

The fair value of the senior secured credit term loan was estimated to approximate its carrying values at December 31, 2012. The fair value of the Notes was estimated to be approximately $484,488 thousand at December 31, 2012.

Note 14—Guarantor and Non-Guarantor Narrative Disclosure:

Par Pharmaceutical Companies, Inc., the parent company, is the sole issuer of the Notes. The Notes are guaranteed on a senior unsecured basis by Par Pharmaceutical Companies, Inc.’s material direct and indirect wholly-owned domestic subsidiaries. The guarantees are full and unconditional and joint and several. Par Pharmaceutical Companies, Inc. has no independent assets or operations. Each of the subsidiary guarantors is 100% owned by Par Pharmaceutical Companies, Inc. and all non-guarantor subsidiaries of Par Pharmaceutical Companies, Inc. are minor subsidiaries.

Note 15—Share-Based Compensation:

We account for share-based compensation as required by FASB ASC 718-10 Compensation—Stock Compensation, which requires companies to recognize compensation expense in the amount equal to the fair value of all share-based payments granted to employees. Under FASB ASC 718-10, we recognize share-based compensation ratably over the service period applicable to the award. FASB ASC 718-10 also requires that excess tax benefits be reflected as financing cash flows.

Successor Share-Based Compensation

Stock Options

In conjunction with the Merger, certain senior level employees of Par were granted stock options in Sky Growth Holdings Corporation, effectively granted as of September 28, 2012, under the terms of the Sky Growth Holdings Corporation 2012 Equity Incentive Plan. The share-based compensation expense relating to awards to those persons has been pushed down from Holdings to the Company.

Each optionee received 2 equal tranches of stock options. Tranche 1 options vest based upon continued employment over a five year period, ratably 20% each annual period. Our policy is to recognize expense for this type of award on a straight-line basis over the requisite service period for the entire award (5 years). Tranche 2 options vest based upon continued employment and the company achieving specified annual or bi-annual EBITDA targets. Compensation expense will be recognized on a graded vesting schedule. In circumstances where the specified annual or bi-annual EBITDA targets are not met, Tranche 2 options may also vest in amounts of either 50% or 100% of the original award in the event of a initial public offering or other sale of the company to a third party buyer (a market condition) that returns a specified level of proceeds calculated as a multiple of the original equity invested in the company as of September 28, 2012.

We used the Black-Scholes stock option pricing model to estimate the fair value of Tranche 1 and Tranche 2 without a market condition (service and performance conditions only) stock option awards with the following weighted average assumptions:

September 29, 2012 to December 31, 2012
TRANCHE 1	(Successor)
Risk-free interest rate	0.9%
Expected life (in years)	5.0
Expected volatility	75.0%
Dividend	0%

September 29, 2012 to December 31, 2012
TRANCHE 2 without market condition	(Successor)
Risk-free interest rate	1.0%
Expected life (in years)	5.0
Expected volatility	75.0%
Dividend	0%

The Tranche 2 stock option grants with a market condition were valued using a Monte Carlo simulation. In addition to the above assumptions utilized in the Black-Scholes model, the Monte Carlo simulation developed a range of projected outcomes of the market condition by projecting potential share prices over a 5 year simulation and determining if the share price had reached the specified level of proceeds stipulated in the equity plan. We ran one million simulations and concluded the fair value of the Tranche 2 Option with market condition as the average of present value of the payoffs across all simulations.

A summary of the calculated estimated grant date fair value per option is as follows:

September 29, 2012 to December 31, 2012
Fair value of stock options	(Successor)
TRANCHE 1	$0.67
TRANCHE 2 without market condition	$0.68
TRANCHE 2 with market condition	$0.76

For Tranche 2 options, each quarter we will evaluate the probability of the Company achieving the annual or the bi-annual EBITDA targets (“Vesting Event A”) and the probability of an initial public offering or other sale of the Company to a third party buyer (“Vesting Event B”). If it is probable that the Company will achieve Vesting Event A, then the Company will recognize expense for Tranche 2 options at the $0.68 per option value with any necessary adjustments to expense to be equal to the ratable expense as of the end of that particular quarter end. If it is probable that the Company will achieve Vesting Event B, then the Company will recognize expense for Tranche 2 options at the $0.76 per option value (which is the fair value taking into account the market condition) with any necessary adjustment to expense to be equal to the ratable expense as of the end of that particular quarter end.

Set forth below is the impact on our results of operations of recording share-based compensation from stock options for the period from September 29, 2012 to December 31, 2012 ($ amounts in thousands):

September 29, 2012 to December 31, 2012
(Successor)
Cost of goods sold	$223
Selling, general and administrative	2,003

Total, pre-tax	$2,226
Tax effect of share-based compensation	(824)

Total, net of tax	$1,402

The following is a summary of our stock option activity from September 29, 2012 to December 31, 2012 (shares in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
TRANCHE 1
Beginning balance	—	$—
Granted	21,930	1.00
Exercised	—
Forfeited	(300)	1.00

Balance at December 31, 2012	21,630	$1.00	4.8	$—

Exercisable at December 31, 2012	—	$0.00	—	$—

Expected to vest at December 31, 2012	19,791	$1.00	4.8	$—

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
TRANCHE 2
Beginning balance	—	$—
Granted	21,930	1.00
Exercised	—
Forfeited	(300)	1.00

Balance at December 31, 2012	21,630	$1.00	4.8	$—

Exercisable at December 31, 2012	—	$0.00	—	$—

Expected to vest at December 31, 2012	19,791	$1.00	—	$—

Rollover Options

As part of the Merger, certain employees of Par were given the opportunity to exchange their stock options in Par for stock options in Sky Growth Holdings Corporation (“Rollover Stock Options”). TPG was not legally or contractually required to replace Par stock options with Sky Growth Holdings Corporation stock options, therefore the Rollover Stock Options were not part of the purchase price. The ratio of exchange was based on the intrinsic value of the Par stock options at September 28, 2012. Par stock options were exchanged for 18,100 thousand Sky Growth Holdings Corporation stock options.

The term of the Par stock options exchanged for Sky Growth Holdings Corporation stock options were not extended. All Rollover Stock Options maintained their 10 year term from original grant date.

All of the Rollover Stock Options were either vested prior to September 27, 2012 or were accelerated vested on September 27, 2012 (date of the Par shareholders’ meeting that approved Par’s acquisition by TPG) in accordance with the terms of the Par stock option agreements. No additional vesting conditions were imposed on the holders of the Rollover Stock Options. All remaining unrecognized share-based compensation expense associated with the Rollover Stock Options was recognized as of September 27, 2012 on Par’s (the predecessor’s) books and records.

The following is a summary of our Rollover Stock Options activity from September 29, 2012 to December 31, 2012 (shares and aggregate intrinsic value in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Beginning balance	18,100	$0.25
Granted	0	—
Exercised	(207)	0.25
Forfeited	0	—

Balance at December 31, 2012	17,893	$0.25	4.7	$13,420

Exercisable at December 31, 2012	17,893	$0.25	—	$13,420

Restricted Stock

In addition, in conjunction with the Merger, certain senior level employees were granted restricted stock units (RSUs) in Sky Growth Holdings Corporation. The share-based compensation expense relating to awards to those persons has been pushed down from Holdings to the Company.

Each RSU has only a time-based service condition and will vest no later than the fifth anniversary of the grant date (September 28, 2017) upon fulfillment of the service condition.

The fair value of each RSU is based on fair value of each share of Sky Growth Holdings Corporation common stock on the grant date. The RSUs are classified as equity awards. The total calculated value, net of estimated forfeitures, will be recognized ratably over the 5 year vesting period.

Set forth below is the impact on our results of operations of recording share-based compensation from RSUs for the period from September 29, 2012 to December 31, 2012 ($ amounts in thousands):

September 29, 2012 to December 31, 2012
(Successor)
Cost of goods sold	$1
Selling, general and administrative	13

Total, pre-tax	14

Tax effect of share-based compensation	(5)

Total, net of tax	$9

The following is a summary of our RSU activity for the period from September 29, 2012 to December 31, 2012 (shares and aggregate intrinsic value in thousands):

	Shares	Weighted Average Grant Price	Aggregate Intrinsic Value
Beginning balance	—	$—
Granted	300	1.00
Vested	—
Forfeited	—

Non-vested restricted stock unit balance at December 31, 2012	300	$1.00	$300

Long-term Cash Incentive Awards

In conjunction with the Merger, certain employees were granted awards under the Long-term Cash Incentive Award Agreement incentive plan from Sky Growth Holdings Corporation. Each participant has the potential to receive a cash award based on specific achievements in the event of a transaction (e.g., initial public offering or sale of the company to a third party buyer) that returns a specified level of proceeds calculated as a multiple of the original equity invested in the company as of September 28, 2012. There is no vesting period under the long-term cash incentive plan. The grantees must be employed by Sky Growth Holdings Corporation and its subsidiaries at the time of a transaction event in order to be eligible for a cash payment.

This plan is accounted for in accordance with ASC 450 and will be evaluated quarterly. If information available before the financial statements are issued indicates that it is probable that a liability had been incurred at the date of the financial statements then an accrual shall be made for the estimated cash payout. No amount was accrued for the Long-term Cash Incentive Awards at December 31, 2012.

Predecessor Share-Based Compensation

As a result of the Merger, as of September 27, 2012, the Predecessor’s unvested share-based compensation instruments were accelerated to vest in accordance with the underlying Predecessor equity plans. These instruments, together with previously vested awards, and with the exception of Rollover Options discussed above, were settled in cash at the $50.00 purchase price per share paid by TPG in the Merger. All previous share-based compensation plans were cancelled in conjunction with the Merger.

Stock Options

We used the Black-Scholes stock option pricing model to estimate the fair value of stock option awards with the following weighted average assumptions:

	For the period ended
	September 28,	December 31,	December 31,
	2012	2011	2010
Risk-free interest rate	0.8%	2.2%	3%
Expected life (in years)	4.7	5.2	6.3
Expected volatility	43.9%	44.6%	45.1%
Dividend	0%	0%	0%

The following is a summary of the weighted average per share fair value of options granted for the periods ended September 28, 2012, December 31, 2011 and December 31, 2010.

	For the period ended
	September 28,	December 31,	December 31,
	2012	2011	2010
Weighted average per share fair value of options granted	$12.46	$15.34	$13.30

Set forth below is the impact on our results of operations of recording share-based compensation from stock options for the periods ended September 28, 2012, December 31, 2011 and December 31, 2010 ($ amounts in thousands):

	For the period ended
	September 28, 2012	December 31, 2011	December 31, 2010
Cost of goods sold	$300	$432	$522
Selling, general and administrative	2,700	3,889	5,323

Total, pre-tax	$3,000	$4,321	$5,845
Tax effect of share-based compensation	(1,110)	(1,599)	(2,221)

Total, net of tax	$1,890	$2,722	$3,624

The following is a summary of our stock option activity (shares and aggregate intrinsic value in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Balance at December 31, 2011	2,286	$30.11	—	—
Granted	310	32.97	—	—
Exercised	(1,659)	25.61	—	—
Forfeited	(937)	39.12	—	—

Balance at September 28, 2012	—	$—	—	$—

Total fair value of shares vested ($ amounts in thousands):

	For the period ended
	September 28, 2012	December 31, 2011	December 31, 2010
Total fair value of shares vested	$3,125	$4,186	$5,965

Restricted Stock/Restricted Stock Units

Outstanding restricted stock and restricted stock units generally vested ratably over four years. The related share-based compensation expense was recorded over the requisite service period, which was the vesting period. The fair value of restricted stock was based on the market value of our common stock on the date of grant.

The impact on our results of operations of recording share-based compensation from restricted stock for the periods ended September 28, 2012, December 31, 2011 and December 31, 2010 was as follows ($ amounts in thousands):

	For the period ended
	September 28,	December 31,	December 31,
	2012	2011	2010
Cost of goods sold	$377	$551	$666
Selling, general and administrative	3,390	4,958	6,694

Total, pre-tax	$3,767	$5,509	$7,360
Tax effect of stock-based compensation	(1,394)	(2,038)	(2,797)

Total, net of tax	$2,373	$3,471	$4,563

The following is a summary of our restricted stock activity (shares and aggregate intrinsic value in thousands):

	Shares	Weighted Average Grant Price	Aggregate Intrinsic Value
Non-vested balance at December 31, 2011	281	$24.28	—
Granted	99	32.89	—
Vested	(370)	26.37	—
Forfeited	(10)	32.00	—

Non-vested balance at September 28, 2012	—	$—	$—

The following is a summary of our restricted stock unit activity (shares and aggregate intrinsic value in thousands):

	Shares	Weighted Average Grant Price	Aggregate Intrinsic Value
Non-vested restricted stock unit balance at December 31, 2011	69	$36.47	—
Granted	82	33.09	—
Vested	(128)	34.97	—
Forfeited	(23)	32.76	—

Non-vested restricted stock unit balance at September 28, 2012	—	$—	$—

Restricted Stock Unit Grants With Internal Performance Conditions

In January 2012, we issued restricted stock units with performance conditions (“performance units”) to our Chief Operating Officer and our President. The vesting of these performance units was contingent upon the achievement of certain financial and operational goals related to the Anchen Acquisition and corporate entity performance with cliff vesting after three years if the performance conditions and continued employment condition were met.

Our Chief Operating Officer and our President each received approximately 25 thousand performance units in January 2012. The value of the performance units awarded was approximately $1.7 million at the grant date. These awards were accelerated and vested as of September 28, 2012 and all related compensation was recognized as of that date.

Restricted Stock Grants With Market Vesting Conditions

In 2008, we issued restricted stock grants with market vesting conditions. The vesting of restricted stock grants issued to certain of our employees was contingent upon multiple market conditions that were factored into the fair value of the restricted stock at grant date with cliff vesting after three years if the market conditions had been met. Vesting was contingent upon applicable continued employment and the Total Stockholder Return (“TSR”) on our common stock relative to the Company’s stock price at the beginning of the three-year vesting period as compared to the TSR of a defined peer group of approximately 12 companies, and the TSR of the Standard and Poor’s 400 Mid Cap Index (“S&P 400”) over the three-year measurement period. The measurement period ended on December 31, 2010. The Company achieved the maximum level of performance under the program because the Company’s TSR was greater than the 75th percentile TSR of the peer group and the Company’s TSR was greater than the median of the S&P 400 during the three-year measurement period. Approximately 454 thousand shares of common stock were earned as of the vesting date, January 11, 2011. Approximately 65 thousand shares were issued in 2008 by operation of the provisions of employment contracts for three senior executives whose employment with us was terminated. Approximately 339 thousand shares of common stock were distributed in January 2011. Approximately 115 thousand shares were cash settled upon the discretion of the Compensation Committee of the Board of Directors for approximately $4.1 million (pre-tax) in January 2011. In all circumstances, restricted stock granted did not entitle the holder the right, or obligate the Company, to settle the restricted stock in cash.

At the grant date, the effect of the market conditions on the restricted stock issued to certain employees was reflected in their fair value. The restricted stock grants with market conditions were valued using a Monte Carlo simulation. The Monte Carlo simulation estimated the fair value based on the expected term of the award, risk-free interest rate, expected dividends, and the expected volatility for the Company, our peer group, and the S&P 400. The expected term was estimated based on the vesting period of the awards (3 years), the risk-free interest rate was based on the yield on the Federal Reserve treasury rate with a maturity matching the vesting period (2.6%). The expected dividends were assumed to be zero. Volatility was based on historical volatility over the expected term (40%). Restricted stock that included multiple market conditions had a grant date fair value per restricted share of $24.78.

The following table summarizes the components of our stock-based compensation related to our restricted stock grants with market conditions recognized in our financial statements for the for the periods ended September 28, 2012, December 31, 2011 and December 31, 2010 was as follows ($ amounts in thousands):

	For the period ended
	September 28,	December 31,	December 31,
	2012	2011	2010
Cost of goods sold	$—	$—	$174
Selling, general and administrative	—	—	1,566

Total, pre-tax	$—	$—	$1,740
Tax effect of stock-based compensation	—	—	(661)

Total, net of tax	$—	$—	$1,079

Cash-settled Restricted Stock Unit Awards

We granted cash-settled restricted stock unit awards that vested ratably over four years to certain employees. The cash-settled restricted stock unit awards were classified as liability awards and were reported within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheet through September 28, 2012. Cash settled restricted stock units entitled such employees to receive a cash amount determined by the fair value of our common stock on the vesting date. The fair values of these awards were remeasured at each reporting period (marked to market) until the awards vested and were paid as of September 28, 2012. Fair value fluctuations were recognized as cumulative adjustments to share-based compensation expense and the related liabilities. Cash-settled restricted stock unit awards were subject to forfeiture if employment terminated prior to vesting. Share-based compensation expense for cash-settled restricted stock unit awards were recognized ratably over the service period.

The impact on our results of operations of recording share-based compensation from cash-settled restricted stock units for the periods ended September 28, 2012, December 31, 2011 and December 31, 2010 was as follows ($ amounts in thousands):

	For the period ended
	September 28,	December 31,	December 31,
	2012	2011	2010
Cost of goods sold	$232	$132	$49
Selling, general and administrative	2,089	1,188	443

Total, pre-tax	$2,321	$1,320	$492
Tax effect of stock-based compensation	(859)	(488)	(187)

Total, net of tax	$1,462	$832	$305

Information regarding activity for cash-settled restricted stock units outstanding is as follows (number of awards in thousands):

	Number of Awards	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Awards outstanding at December 31, 2011	149	$32.97	—
Granted	137	33.38	—
Vested	(40)	32.55	—
Forfeited/Repurchased	(246)	62.84	—

Awards outstanding at September 28, 2012	—	$—	$—

Employee Stock Purchase Program:

We maintained an Employee Stock Purchase Program (the “Program”). The Program was designed to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. It enabled eligible employees to purchase shares of our common stock at a 5% discount to the fair market value. All shares were monetized and the Program was cancelled as of September 28, 2012 in conjunction with the Merger.

	For the period ended
(amounts in thousands)	September 28, 2012	December 31, 2011	December 31, 2012
Shares purchased by employees	5	12	13

Chief Executive Officer Specific Share-based Compensation

On November 2, 2010, we entered into an employment agreement with our former President and Chief Executive Officer (the “former CEO”), effective as of January 1, 2011. His employment agreement was for a three-year term, ending December 31, 2013. Pursuant to the employment agreement, the former CEO was eligible to receive an incentive compensation award based on the compound annual growth rate (“CAGR”) of our common stock over the course of the three-year employment term (January 1, 2011 to December 31, 2013). The former CEO was eligible to receive an incentive compensation award ranging from $2 million (for a three-year CAGR of 4%) to $9 million (for a three-year CAGR of 20% or more). He was not eligible to receive an incentive compensation award if the Company’s three-year CAGR was below 4%, and no incentive compensation award would be payable if the employment agreement was terminated prior to its expiration unless a change of control (as defined in the agreement) had occurred. This CAGR based award was classified as liability awards and are reported within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheet through September 28, 2012. The fair values of this award was remeasured at each reporting period (mark-to-market) using a Monte Carlo valuation model until the award vested and was paid. Fair value fluctuations were recognized as cumulative adjustments to share-based compensation expense and the related liabilities. Share-based compensation expense for this CAGR award was recognized ratably over the three-year service period. Through September 28, 2012, we recognized $4,566 thousand of expense associated with this plan.

In January 2011, the former CEO was granted an equity award consisting of restricted stock units with a total grant date economic value of approximately $1.85 million. The units vested on the date that a change of control (as defined in the agreement) occurred. The related share-based compensation expense was recorded through September 28, 2012. The fair value of restricted stock units was based on the market value of our common stock on the date of grant.

Note 16—Income Taxes:

The components of our provision (benefit) for income taxes on income from continuing operations for the successor period from September 29, 2012 through December 31, 2012, the predecessor period from January 1, 2012 through September 28, 2012, and the years ended December 31 2011, and 2010 are as follows ($ amounts in thousands):

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Current income tax provision (benefit):
Federal	$3,502	$21,795	$3,522	$37,205
State	176	(5,284)	(6,261)	5,253
Foreign	230	833	—	—

	3,908	17,344	(2,739)	42,458
Deferred income tax (benefit) provision:
Federal	(20,660)	12,982	(7,813)	1,188
State	(930)	(829)	4,556	(1,666)
Foreign	—	(50)	—	—

	(21,590)	12,103	(3,257)	(478)

	($17,682)	$29,447	($5,996)	$41,980

Deferred tax assets and (liabilities) as of December 31, 2012, and 2011 are as follows ($ amounts in thousands):

	December 31,	December 31,
	2012	2011
	(Successor)	(Predecessor)
Deferred tax assets:
Accounts receivable	$31,877	$25,454
Inventories	8,063	6,527
Litigation settlements and contingencies	8,257	13,135
Accrued and prepaid expenses	8,638	1,214
Net operating losses and credit carryforwards	18,539	24,502
Asset impairments	1,400	1,486
Stock options and restricted shares	801	10,189
Product contribution carryforwards	—	1,264
Other	2,560	5,044

Total deferred tax assets	80,135	88,815

Deferred tax liabilities:
Fixed assets	(23,173)	(14,381)
Intangible assets	(365,495)	(33,524)
Other	(1,096)	(909)

Total deferred tax liabilities	(389,764)	(48,814)

Less valuation allowance—Net operating losses	(6,803)	(10,009)

Net deferred tax (liability) asset	($316,432)	$29,992

Management believes it is more likely than not that the deferred tax asset balance of $80.1 million as of December 31, 2012 will be realized. The Company recorded significant deferred taxes in connection with its acquisition on September 28, 2012. See note 2, “Sky Growth Merger”, for more information regarding the allocation of purchase price.

We have gross net operating loss (“NOL”) carryforwards at December 31, 2012 of approximately $23.2 million for federal income tax purposes and $142.6 million for state income tax purposes. State NOL carryforwards will began expiring in 2013. A gross valuation allowance on the deferred tax assets at December 31, 2012, primarily relates to certain state NOL’s and credit carryforwards of approximately $80.1 million and representing $6.8 million of net valuation allowance in the Net deferred tax (liability) asset. This valuation allowance has been established due to the uncertainty of realizing those deferred tax assets in the future. This gross valuation allowance decreased in 2012 by $71.5 million, or approximately $3.2 million net, primarily due to release and utilization of certain state NOL’s.

On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted and the law extended several provisions, including a two year extension of the U.S. tax credit for research and experimental expenses. Under accounting rules, a tax law change is taken into account in calculating the income tax provision in the period in which enacted. Because the extension was enacted into law after the end of 2012, tax expense for 2012 does not reflect retroactive extension of expired provisions. The entire benefit of the R & D Tax Credit will be reflected in the 2013 fiscal year financial results.

The table below provides reconciliation between the statutory federal income tax rate and the effective rate of income tax expense for each of the periods shown as follows:

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Federal statutory tax rate	35%	35%	35%	35%
State tax—net of federal benefit	1	2	2	3
Domestic manufacturing deduction	—	—	—	(4)
Change in valuation of deferred tax assets	—	—	(9)	—
Tax contingencies	(1)	(6)	8	(3)
Non-deductible legal settlements	—	17	(14)
Non-deductible annual pharmaceutical manufacturers’ fee	—	—	(5)	—
Non-deductible transaction costs	—	8	(4)	—
Other	—	2	(2)	—

Effective tax rate	35%	58%	11%	31%

Tax Contingencies

Significant judgment is required in evaluating our tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. Accruals for tax contingencies are provided for in accordance with the requirements of ASC 740-10. We reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit.

At December 31, 2012 the amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $12.5 million. Of this total, $8.7 million (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective rate related to continuing income in the future periods. The total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $2.2 million for the successor period from September 29, 2012 through December 31, 2012, $2.0 million for the predecessor period from January 1, 2012 through September 28, 2012, $5.8 million for the year ended December 31, 2011, and $11.3 million for the year ended December 31, 2010. During the period from September 29, 2012 to December 31, 2012 (Successor), and the period from January 1, 2012 to September 28, 2012, and for the years ended December 31, 2011, and 2010, we recognized approximately $0.04 million, $0.4 million, $0.4 million, and $0.6 million in interest and penalties.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for the period from September 29, 2012 to December 31, 2012, and for the period from January 1, 2012 to September 28, 2012 and the years ended December 31, 2011 and 2010 are as follows ($ amounts in thousands):

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Balance at January 1	$12,119	$14,409	$31,571	$30,023
Additions based on tax positions related to the current year	419	2,337	1,779	4,487
Additions for tax positions of prior years	—	634	3,217	655
Reductions for tax positions of prior years	—	(5,261)	(5,013)	—
Reductions due to lapse of applicable statute of limitations	—	—	(16,720)	(3,394)
Settlements paid	—	—	(425)	(200)

Balance at December 31	$12,538	$12,119	$14,409	$31,571

We believe it is reasonably possible that approximately $0.9 million of our current unrecognized tax positions may be recognized within the next twelve months as a result of settlements or a lapse of the statute of limitations.

A Company subsidiary is currently under audit by the IRS for the periods 2007 through November 16, 2011. Periods prior to 2007 are no longer subject to IRS audit. We are currently under audit in several state jurisdictions for the years 2003 thru 2009. In most other state jurisdictions, we are no longer subject to examination by tax authorities for years prior to 2008.

Note 17—Commitments, Contingencies and Other Matters:

Leases

At December 31, 2012, we had minimum rental commitments aggregating $23.1 million under non-cancelable operating leases expiring through 2018. Amounts payable thereunder are $6.0 million in 2013, $6.0 million in 2014, $5.6 million in 2015, $3.9 million in 2016 and $1.6 million thereafter. Rent expense charged to operations was $1.6 million in the period from September 29, 2012 to December 31, 2012 (Successor), $4.8 million for the period from January 1, 2012 to September 28, 2012 (Predecessor), $4.9 million in 2011 (Predecessor), and $7.2 million in 2010 (Predecessor).

Retirement Savings Plan

We have a Retirement Savings Plan (the “Retirement Savings Plan”) whereby eligible employees are permitted to contribute annually from 1% to 25% of their compensation to the Retirement Savings Plan. We contribute an amount equal to 50% of up to the first 6% of compensation contributed by the employee (“401(k) matching feature”). Participants in the Retirement Savings Plan become vested with respect to 20% of our contributions for each full year of employment with the Company and thus become fully vested after five full years. We also may contribute additional funds each year to the Retirement Savings Plan, the amount of which, if any, is determined by the Board in its sole discretion. We incurred expenses related to the 401(k) matching feature of the Retirement Savings Plan of $0.2 million in the period from September 29, 2012 to December 31, 2012 (Successor), $0.9 million for the period from January 1, 2012 to September 28, 2012 (Predecessor), $1.2 million in 2011 (Predecessor), and $1.2 million in 2010 (Predecessor). We did not make a discretionary contribution to the Retirement Savings Plan for 2012, 2011 or 2010.

Par’s Anchen subsidiary has a legacy 401(k) plan whereby its eligible employees are permitted to contribute annually from their compensation to this 401(k) plan up to the annual IRS limit. Under this plan, Anchen eligible employees can receive employer matching contributions of 100% of the first 3% of compensation contributed and 50% of the next 2% of compensation contributed (“Anchen 401(k) matching feature”). Participants in the legacy 401(k) plan become vested immediately with respect to the Anchen 401(k) matching feature contributions each pay period. Anchen eligible employees may also receive additional funds each year under the legacy 401(k) plan, the amount of which, if any, is determined by the Board in its sole discretion. We incurred expenses related to the Anchen 401(k) matching feature of $146 thousand in the period from September 29, 2012 to December 31, 2012 (Successor), $381 thousand for the period from January 1, 2012 to September 28, 2012 (Predecessor), and $50 thousand in 2011 (Predecessor). We did not make a discretionary contribution to the legacy 401(k) plan for 2012 or 2011.

Legal Proceedings

Unless otherwise indicated in the details provided below, we cannot predict with certainty the outcome or the effects of the litigations described below. The outcome of these litigations could include substantial damages, the imposition of substantial fines, penalties, and injunctive or administrative remedies; however, unless otherwise indicated below, at this time we are not able to estimate the possible loss or range of loss, if any, associated with these legal proceedings. From time to time, we may settle or otherwise resolve these matters on terms and conditions that we believe are in the best interests of the Company. Resolution of any or all claims, investigations, and legal proceedings, individually or in the aggregate, could have a material effect on our results of operations, cash flows or financial condition.

Corporate Litigation

We and certain of our former executive officers have been named as defendants in consolidated class action lawsuits filed on behalf of purchasers of our common stock between July 23, 2001 and July 5, 2006. The lawsuits followed our July 5, 2006 announcement regarding the restatement of certain of our financial statements and allege that we and certain members of our then management engaged in violations of the Exchange Act, by issuing false and misleading statements concerning our financial condition and results of operations. The consolidated class actions are pending in the U.S. District Court for the District of New Jersey.

On October 24, 2012, the parties participated in a mediation which resulted in an agreement in principle to settle the litigation. The parties entered into a confidential memorandum of understanding and are now negotiating a formal stipulation of settlement which will be subject to court approval after notice to the class. Any loss associated with the settlement will be covered by insurance.

Merger-Related Matters

Between July 24, 2012 and September 10, 2012, nine purported class action complaints relating to the Merger (the “Stockholder Actions”) were filed against all or some of the Company, certain of the Company’s then-current directors (the “Board”), TPG, Holdings, and Sky Growth Acquisition Corporation (together, TPG, Holdings and Sky Growth Acquisition Corporation shall be referred to as the “TPG Parties” and, collectively with the Company and the Board, as the “Defendants”). The complaints generally seek equitable relief, including an injunction preventing the consummation of the Merger, rescission in the event the Merger is consummated, invalidation or amendment of deal protections, an accounting of damages caused to stockholders by Defendants’ alleged conduct, and an award of attorneys’ and other fees and costs.

The Delaware Actions

From July 24, 2012 to August 1, 2012, four of the Stockholder Actions were filed in the Court of Chancery of the State of Delaware (the “Delaware Court”). The plaintiffs in these actions alleged, among other things: (a) that the members of the Board breached their fiduciary duties to the Company’s public stockholders by authorizing the Merger for inadequate consideration and pursuant to an inadequate process, and (b) that the TPG Parties aided and abetted the directors’ alleged breaches of fiduciary duty. The plaintiffs generally sought equitable relief, including an injunction preventing the consummation of the proposed Merger, rescission in the event the Merger was consummated, and an award of attorneys’ and other fees and costs. On August 14, 2012, these actions were consolidated under the caption In re Par Pharmaceutical Companies, Inc. Shareholders Litigation, C.A. No. 7715-VCP (the “Consolidated Delaware Action”).

On September 14, 2012, counsel for the parties in the Consolidated Delaware Action entered into a Binding Memorandum of Understanding (the “Binding MOU”) in which they agreed on the terms of a settlement of the claims asserted in the Consolidated Delaware Action, as well as any other claims that were asserted, or could have been asserted, by a Company stockholder relating to the Merger or the Company’s disclosures regarding the Merger. Pursuant to the Binding MOU, the Company agreed to make certain supplemental disclosures related to the Merger, all of which were filed with the U.S. Securities and Exchange Commission on September 14, 2012.

On October 25, 2012, the parties in the Consolidated Delaware Action executed a final stipulation of settlement (the “Settlement Stipulation”) memorializing their agreement to settle the Consolidated Delaware Action and submitted the Settlement Stipulation to the Delaware Court for approval. The parties also agreed that counsel for the plaintiffs would be entitled to an award of $525,000 in attorneys’ fees and expenses in connection with the settlement of the Consolidated Delaware Action. On February 13, 2013, the Delaware Court entered an order approving the Settlement Stipulation and attorneys’ fees and expenses, and the Consolidated Delaware Action was dismissed with prejudice. The settlement as memorialized in the Settlement Stipulation and award of attorneys’ fees and expenses did not affect the amount of the consideration that the Company’s stockholders received in the Merger.

The New Jersey State Actions

Between July 26, 2012 and August 14, 2012, three additional complaints were filed in the Superior Court of New Jersey, Bergen County, seeking substantially the same relief and making the same allegations as the complaints filed in the Consolidated Delaware Action. Those actions are captioned Wilkinson v. LePore, et al., No. C-229-12 (N.J. Super. Ct. Ch. Div.) (filed July 26, 2012); Duvall v. Par Pharmaceutical Companies, Inc., et al., No. C-226-12 (N.J. Super. Ct. Ch. Div.) (filed July 30, 2012); and Femia v. Par Pharmaceutical Companies, Inc., et al., No. L-6305-12 (N.J. Super. Ct. Law Div.) (filed August 14, 2012). The Duvall action was withdrawn and voluntarily dismissed on August 13, 2012. On September 5, 2012, the Femia action was transferred to the Chancery Division and consolidated with the Wilkinson action (the “Consolidated New Jersey Action”). On September 6, 2012, the Superior Court of New Jersey, Chancery Division: Bergen County granted Defendants’ cross-motion for a stay of the Consolidated New Jersey Action pending resolution of the Consolidated Delaware Action. The Defendants are diligently seeking dismissal of the Consolidated New Jersey Action in light of the dismissal with prejudice of the Consolidated Delaware Action.

The Federal Actions

On August 14, 2012 and September 10, 2012, actions were filed in the United States District Court for the District of New Jersey, seeking substantially the same relief and making substantially the same allegations as the Delaware and New Jersey actions. On October 26, 2012, the District Court consolidated these actions. On December 26, 2012, the court granted plaintiffs’ motion to voluntarily dismiss the consolidated District Court action.

Patent Related Matters

On April 28, 2006, CIMA Labs, Inc. and Schwarz Pharma, Inc. filed separate lawsuits against us in the U.S. District Court for the District of New Jersey. CIMA and Schwarz Pharma each have alleged that we infringed U.S. Patent Nos. 6,024,981 (the “’981 patent”) and 6,221,392 (the “’392 patent”) by submitting a Paragraph IV certification to the FDA for approval of alprazolam orally disintegrating tablets. On July 10, 2008, the United States Patent and Trademark Office (“USPTO”) rejected all claims pending in both the ‘392 and ‘981 patents. On September 28, 2009, the USPTO Board of Appeals affirmed the Examiner’s rejection of all claims in the ‘981 patent, and on March 24, 2011, the USPTO Board of Appeals affirmed the rejections pending for both patents and added new grounds for rejection of the ’981 patent. On June 24, 2011, the plaintiffs re-opened prosecution on both patents at the USPTO. We intend to vigorously defend this lawsuit and pursue our counterclaims.

Unimed and Laboratories Besins Iscovesco (“Besins”) filed a lawsuit on August 22, 2003 against Paddock Laboratories, Inc. in the U.S. District Court for the Northern District of Georgia alleging patent infringement as a result of Paddock’s submitting an ANDA with a Paragraph IV certification seeking FDA approval of testosterone 1% gel, a generic version of Unimed Pharmaceuticals, Inc.’s Androgel®. On September 13, 2006, we acquired from Paddock all rights to the ANDA, and the litigation was resolved by a settlement and license agreement that permits us to launch the generic version of the product no earlier than August 31, 2015, and no later than February 28, 2016, assuring our ability to market a generic version of Androgel® well before the expiration of the patents at issue. On January 30, 2009, the Bureau of Competition for the Federal Trade Commission (“FTC”) filed a lawsuit against us in the U.S. District Court for the Central District of California, subsequently transferred to the Northern District of Georgia, alleging violations of antitrust laws stemming from our court-approved settlement, and several distributors and retailers followed suit with a number of private plaintiffs’ complaints beginning in February 2009. On February 23, 2010, the District Court granted our motion to dismiss the FTC’s claims and granted in part and denied in part our motion to dismiss the claims of the private plaintiffs. On September 28, 2012, the District Court granted our motion to dismiss the private plaintiffs’ claims of sham litigation. On June 10, 2010, the FTC appealed the District Court’s dismissal of the FTC’s claims to the U.S. Court of Appeals for the 11th Circuit. On April 25, 2012, the Court of Appeals affirmed the District Court’s decision, and the Supreme Court of the United States subsequently granted the FTC’s petition for a writ of certiorari. Oral arguments before the Supreme Court are scheduled for March 25, 2013. We believe we have complied with all applicable laws in connection with the court-approved settlement and intend to continue to vigorously defend these actions.

On September 13, 2007, Santarus, Inc. and The Curators of the University of Missouri (“Missouri”) filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 6,699,885; 6 ,489,346; and 6,645,988 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 20 mg and 40 mg omeprazole/sodium bicarbonate capsules. On December 20, 2007, Santarus and Missouri filed a second lawsuit against us in the U.S. District Court for the District of Delaware alleging infringement of the patents because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 20 mg and 40 mg omeprazole/sodium bicarbonate powders for oral suspension. The complaints generally seek (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On March 4, 2008, the cases pertaining to our ANDAs for omeprazole capsules and omeprazole oral suspension were consolidated for all purposes. On April 14, 2010, the District Court ruled in our favor, finding that plaintiffs’ patents were invalid as being obvious and without adequate written description. Santarus appealed to the U.S. Court of Appeals for the Federal Circuit, and we cross-appealed the District Court’s decision of enforceability of plaintiffs’ patents. On July 1, 2010, we launched our generic Omeprazole/Sodium Bicarbonate product. On September 4, 2012, the Court of Appeals affirmed-in-part and reversed-in-part the District Court’s decision. On December 10, 2012, our petition for rehearing and rehearing en banc was denied without comment. The mandate issued from the Court of Appeals to the District Court on December 17, 2012. We accrued for a contingent liability of $9 million as of December 31, 2012. We can give no assurance that final resolution of this legal proceeding will not exceed the amount of the reserve. We have ceased further distribution of our generic Omeprazole/sodium bicarbonate 20 mg and 40 mg capsule product pending further developments. We will continue to vigorously defend this action.

On September 20, 2010, Schering-Plough HealthCare Products, Santarus, Inc., and the Curators of the University of Missouri filed a lawsuit against us in the U.S. District Court for the District of New Jersey. The complaint alleges infringement of U.S. Patent Nos. 6,699,885; 6,489,346; 6,645,988; and 7,399,772 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of a 20mg/1100 mg omeprazole/sodium bicarbonate capsule, a version of Schering-Plough’s Zegerid OTC®. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. The case was stayed pending the decision by the Court of Appeals on the prescription product appeal described in the preceding paragraph, and the parties agreed to be bound by such decision for purposes of the OTC product litigation. The case was re-opened on October 3, 2012, and a bench-trial is scheduled for January 26, 2015. We intend to defend this action vigorously.

On December 11, 2007, AstraZeneca Pharmaceuticals, LP, AstraZeneca UK Ltd., IPR Pharmaceuticals, Inc. and Shionogi Seiyaku Kabushiki Kaisha filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges patent infringement because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5 mg, 10 mg, 20 mg and 40 mg rosuvastatin calcium tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On June 29, 2010, the District Court ruled in favor of the plaintiffs, and we appealed the decision to the U.S. Court of Appeals for the Federal Circuit. On December 15, 2010, the District Court granted our motion to dismiss a second case brought by AstraZeneca, which decision was affirmed by the U.S. Court of Appeals for the Federal Circuit on February 9, 2012. On December 14, 2012, the District Court’s decision in the first case was affirmed, and defendants’ petition for panel rehearing and rehearing en banc was denied on February 15, 2013.

On November 14, 2008, Pozen, Inc. filed a lawsuit against us in the U.S. District Court for the Eastern District of Texas. The complaint alleges infringement of U.S. Patent Nos. 6,060,499; 6,586,458; and 7,332,183, because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 500 mg/85 mg naproxen sodium/sumatriptan succinate oral tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On April 14, 2011, the Court granted a preliminary injunction to Pozen that prohibits us from launching our generic naproxen/sumatriptan product before the issuance of a final decision in the case. On August 5, 2011, the Court ruled in favor of Pozen and against us on infringement, validity, and enforceability. The U.S. Court of Appeals for the Federal Circuit affirmed the District Court’s ruling on September 28, 2012, and we filed our petition for en banc rehearing on October 31, 2012. We intend to continue pursuing our appeal of this action vigorously.

On April 29, 2009, Pronova BioPharma ASA filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 5,502,077 and 5,656,667 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of omega-3-acid ethyl esters oral capsules. On May 29, 2012, the District Court ruled in favor of Pronova in the initial case, and we appealed to the U.S. Court of Appeals for the Federal Circuit on June 25, 2012. We will continue to pursue this appeal vigorously.

On October 4, 2010, UCB Manufacturing, Inc. filed a verified complaint in the Superior Court of New Jersey, Chancery Division, Middlesex, naming us, our development partner Tris Pharma, and Tris Pharma’s head of research and development, Yu- Hsing Tu. The complaint alleges that Tris and Tu misappropriated UCB’s trade secrets and, by their actions, breached contracts and agreements to which UCB, Tris, and Tu were bound. The complaint further alleges unfair competition against Tris, Tu, and us relating to the parties’ manufacture and marketing of generic Tussionex®seeking a judgment of misappropriation and breach, a permanent injunction and disgorgement of profits. On June 2, 2011, the court granted Tris’s motion for summary judgment dismissing UCB’s claims, and UCB appealed. We intend to vigorously defend the lawsuit and any appeal by plaintiffs.

On January 12, 2011, GlaxoSmithKline, LLC filed a lawsuit against our subsidiary, Anchen Pharmaceuticals, in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 5,565,467 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of an oral capsule of 0.5 mg dutasteride and an oral capsule of 0.5/0.4 mg dutasteride/ tamsulosin. The case was dismissed on January 24, 2013 pursuant to a confidential settlement agreement.

On August 10, 2011, Avanir Pharmaceuticals, Inc. et al. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,659,282 and RE38,155 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oral capsules of 20 mg dextromethorphan hydrobromide and 10 mg quinidine sulfate. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Our case was consolidated with those of other defendants, Actavis, Impax, and Wockhardt. A bench trial is scheduled for September 9, 2013. We intend to defend this action vigorously.

On September 1, 2011, we, along with EDT Pharma Holdings Ltd. (now known as Alkermes Pharma Ireland Limited) (Elan) , filed a complaint against TWi Pharmaceuticals, Inc. of Taiwan in the U.S. District Court for the District of Maryland and another complaint against TWi on September 2, 2011, in the U.S. District Court for the Northern District of Illinois. In both complaints, Elan and we allege infringement of U.S. Patent No. 7,101,576 because TWi filed an ANDA with a Paragraph IV certification seeking FDA approval of a generic version of Megace® ES. Our complaint seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial is scheduled for October 7, 2013. We intend to prosecute this infringement case vigorously.

As a result of our October 18, 2011 acquisition from Teva Pharmaceuticals of an ANDA with a Paragraph IV certification seeking FDA approval of cyclobenzaprine extended release capsules 15 mg and 30 mg, we became a defendant in a litigation brought by Cephalon, Inc. then pending against Teva and Mylan Pharmaceuticals in the U.S. District Court for the District of Delaware. In May 2011, the U.S. District Court for the District of Delaware had entered judgment in favor of defendants, invalidating U.S. Patents 7,387,793 and 7,544,372, but entered an injunction. The U.S. Court of Appeals for the Federal Circuit reversed in April 2012, upholding the validity of the patents. On September 18, 2012, the District Court entered a preliminary injunction barring us from launching our generic version until expiration of the patents-in-suit.

On October 28, 2011, Astra Zeneca, Pozen, Inc., and KBI-E Inc., filed a lawsuit against our subsidiary, Anchen Pharmaceuticals, in the U.S. District Court for the District of New Jersey. The complaint alleges infringement of U.S. Patent No. 6,926,907; 6,369,085; 7,411,070; and 7,745 ,466 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of delayed-release oral tablets of 375/20 and 500/20 mg naproxen/esomeprazole magnesium. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We will continue to defend this action vigorously.

On November 10, 2011, Celgene and Novartis filed a lawsuit against us in the U.S. District Court for the District of New Jersey, and Alkermes plc (formerly Elan) filed a lawsuit against us in the U.S. District Court for the District of Delaware the following day. The complaint in the Delaware case alleged infringement of U.S. Patent Nos. 6,228,398 and 6,730,325 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5, 10, 15, 20, 25, 30, and 35 mg dexmethylphenidate hydrochloride extended release capsules. The complaint in the New Jersey case alleges infringement of U.S. Patent Nos. 5,908,850; 6,355,656; 6,528, 530; 5,837,284; 6,635,284; and 7,431,944 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5, 10, 15, 20, 25, 30, 35, and 40 mg dexmethylphenidate extended release capsules. The complaints generally seek (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to vigorously defend and expeditiously resolve these lawsuits.

On March 28, 2012, Horizon Pharma Inc. and Horizon Pharma USA Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 8,067,033 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of oral tablets of 26.6/800 mg famotidine/ibuprofen. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Trial is scheduled for January 27, 2014. We intend to defend this action vigorously.

On April 4, 2012, AR Holding Company, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,619,004; 7,601,758; 7,820,681;

7,915,269; 7,964,647; 7,964,648; 7,981,938; 8,093,296; 8,093,297; and 8,097,655 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of oral tablets of 0.6 mg colchicine. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial is scheduled for June 23, 2014. We intend to defend this action vigorously.

On April 10, 2012, Depomed Inc. filed a lawsuit against us in the U.S. District Court for the District of New Jersey. The complaint alleges infringement of U.S. Patent Nos. 6,340,375; 6,488,962; 6,635,280; 6,723,340; 7,438,927; and 7,731,989 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of oral tablets of 300 and 600 mg gabapentin. The case was dismissed on December 17, 2012 pursuant to our conversion of our Paragraph IV certification to a Paragraph III certification.

On June 22, 2012, Pfizer, Inc., Wyeth, LLC et al. filed lawsuits against us in the U.S. District Courts for the District of Delaware and the Central District of California. The complaints allege infringement of U.S. Patent No. 6,673,838 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of O-desmethylvenlafaxine succinate extended release tablets 50 mg and 100 mg. The case was dismissed on September 17, 2012 pursuant to our conversion of our Paragraph IV certification t o a Paragraph III certification.

On August 22, 2012, we were added a defendant to the action pending before the U.S. District Court for the Northern District of California brought by Takeda Pharmaceuticals, originally against Handa Pharmaceuticals. Takeda’s complaints allege infringement of U.S. Patent Nos. 6,462,058; 6,664,276; 6,939,971; 7,285,668; 7,737,282; and 7,790,755 for Handa’s submitting an ANDA with a Paragraph IV certification to the FDA for approval of dexlansoprazole delayed release capsules, 30 mg and 60 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We assumed the rights to this ANDA and are prosecuting the case vigorously. A bench trial is currently scheduled for June 3, 2013.

On October 25, 2012, Purdue Pharma L.P. and Transcept Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the District of New Jersey. The complaint alleged infringement of U.S. Patent Nos. 8,242,131 and 8,252,809 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of zolpidem tartrate sublingual tablets 1.75 and 3.5 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On October 31, 2012, Acura Pharmaceuticals, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleged infringement of U.S. Patent No. 7,510,726 for submitting an ANDA with a Paragraph IV certification seeking FDA approval of oxycodone oral tablets 5 and 7.5 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

As a result of our November 2012 acquisition from Watson Pharmaceuticals of an ANDA with a Paragraph IV certification seeking FDA approval of mixed amphetamine salts extended release capsules 5, 10, 15, 20, 25 and 30 mg, we became a defendant in a litigation brought by Shire PLC then pending against Watson in the U.S. District Court for the Southern District of New York. On January 24, 2013, pursuant to a confidential settlement agreement between us and Shire PLC, we were dismissed from the case.

On December 19, 2012, Endo Pharmaceuticals and Grunenthal filed a lawsuit against us in the U.S. District Court for the Southern District of New York. The complaint alleges infringement of U.S. Patent Nos. 7,851,482; 8,114,383; 8,192,722; 8.309, 060; 8,309,122; and 8,329,216 for submitting an ANDA with a Paragraph IV certification to the FDA for approval of oxymorphone hydrochloride extended release tablets 40 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On December 19, 2012, we were substituted for Watson Pharmaceuticals as defendant in litigation then pending in the U.S. District Court for the Northern District of Texas. The action was brought by Galderma USA against Watson for filing an ANDA with a Paragraph IV certification seeking FDA approval of adapalene/benzoyl peroxide topical gel 0.1%/2.5%. The complaint alleges infringement of U.S. Patents 8,071,644; 8,080,537; and 8,129,362 and generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On January 8, 2013, we were substituted for Actavis as defendant in litigation then pending in the U.S. District Court for the District of Delaware. The action was brought by Novartis against Actavis for filing an ANDA with a Paragraph IV certification seeking FDA approval of rivastigmine transdermal extended release film 4.6 and 9.5 mg/24 hr. The complaint alleges infringement of U.S. Patents 5,602,176; 6,316,023; and 6,335,031 and generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A trial is scheduled for August 29, 2013. We intend to defend this action vigorously.

On January 15, 2013, we were substituted for Actavis as defendant in litigation then pending in the U.S. District Court for the Southern District of New York. The action was brought by Purdue Pharma and Grunenthal against Actavis for filing an ANDA with a Paragraph IV certification seeking FDA approval of oxycodone hydrochloride extended release tablets 10, 15, 20, 30, 40, 60, and 80 mg. The complaint alleges infringement of U.S. Patent No. 8,114,383 and generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A trial is scheduled for September 23, 2013. We intend to defend this action vigorously.

On January 31, 2013, Merz Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,638,552 and 7,816,396 for submitting an ANDA with a Paragraph IV certification to the FDA for approval of glycopyrrolate oral solution. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

Industry-Related Matters

Beginning in September 2003, we, along with numerous other pharmaceutical companies, have been named as a defendant in actions brought by the Attorneys General of Illinois, Kansas, Louisiana and Utah, as well as a state law qui tam action brought on behalf of the state of Wisconsin by Peggy Lautenschlager and Bauer & Bach, LLC, alleging generally that the defendants defrauded the state Medicaid systems by purportedly reporting or causing the reporting of AWP and/or “Wholesale Acquisition Costs” that exceeded the actual selling price of the defendants’ prescription drugs. These cases generally seek some combination of actual damages, and/or double damages, treble damages, compensatory damages, statutory damages, civil penalties, disgorgement of excessive profits, restitution, disbursements, counsel fees and costs, litigation expenses, investigative costs, injunctive relief, punitive damages, imposition of a constructive trust, accounting of profits or gains derived through the alleged conduct, expert fees, interest and other relief that the court deems proper. To date, we have settled the lawsuits brought by the states of Alabama, Alaska, Florida, Hawaii, Idaho, Kentucky, Massachusetts, Mississippi, South Carolina, and Texas, as well as the federal qui tam action brought on behalf of the United States by the pharmacy Ven-A-Care of the Florida Keys, Inc. On September 26, 2012, we settled the claims brought by the city of New York, New York Counties and the state of Iowa under respective state law for $23.0 million. On September 21, 2012, we settled the Oklahoma suit for $884 thousand. We accrued $13,917 thousand under the caption “Accrued legal settlements” on our consolidated balance sheet as of

December 31, 2012, in connection with the remaining AWP actions. In each of the remaining matters, we have either moved to dismiss the complaints or answered the complaints denying liability. We will continue to defend or explore settlement opportunities in other jurisdictions as we feel are in our best interest under the circumstances presented in those jurisdictions. However, we can give no assurance that we will be able to settle the remaining actions on terms that we deem reasonable, or that such settlements or adverse judgments, if entered, will not exceed the amount of the reserve.

The Attorneys General of Florida, Indiana and Virginia and the United States Office of Personnel Management (the “USOPM”) have issued subpoenas, and the Attorneys General of Michigan, Tennessee, Texas, and Utah have issued civil investigative demands, to us. The demands generally request documents and information pertaining to allegations that certain of our sales and marketing practices caused pharmacies to substitute ranitidine capsules for ranitidine tablets, fluoxetine tablets for fluoxetine capsules, and two 7.5 mg buspirone tablets for one 15 mg buspirone tablet, under circumstances in which some state Medicaid programs at various times reimbursed the new dosage form at a higher rate than the dosage form being substituted. We have provided documents in response to these subpoenas to the respective Attorneys General and the USOPM. The aforementioned subpoenas and civil investigative demands culminated in the federal and state law qui tam action brought on behalf of the United States and several states by Bernard Lisitza. The complaint was unsealed on August 30, 2011. The United States intervened in this action on July 8, 2011 and filed a separate complaint on September 9, 2011, alleging claims for violations of the Federal False Claims Act and common law fraud. The states of Michigan and Indiana have also intervened as to claims arising under their respective state false claims acts, common law fraud, and unjust enrichment. On July 13, 2012, we filed an Answer and Affirmative Defense to Indiana’s Amended Complaint. We intend to vigorously defend these lawsuits.

We have also been named a defendant in a putative federal class action brought by the United Food and Commercial Workers Unions and Employers Midwest Health Benefits Fund under the Federal Racketeer Influenced and Corrupt Organizations Act alleging the same general conduct as set forth in the preceding paragraph. We filed a motion to dismiss the complaint on March 26, 2012, which was granted on July 26, 2012. The plaintiff has appealed the dismissal to the U.S. Court of Appeals for the Seventh Circuit, and we are awaiting the court’s ruling.

Department of Justice Matter

On March 19, 2009, we were served with a subpoena by the Department of Justice requesting documents related to Strativa’s marketing of Megace® ES. The subpoena indicated that the Department of Justice was investigating promotional practices in the sales and marketing of Megace® ES. We cooperated with the Department of Justice in this inquiry. Investigations of this type often result in settlements, including monetary amounts based on an agreed upon percentage of sales of the product at issue in the investigation. We accrued $46,059 thousand as of December 31, 2012 as management’s best estimate of potential loss related to a global settlement in this matter. Refer to Note 20, “Subsequent Events”.

Declaratory Judgment

On October 14, 2011, we filed a declaratory complaint and a motion for preliminary injunction in the U.S. District Court for the District of Columbia seeking to preserve our First Amendment right to provide truthful information to physicians and other healthcare providers about the FDA-approved, on-label use of Megace® ES. As part of the settlement agreement as set forth in Note 20, “Subsequent Events”, we filed a motion to dismiss the declaratory complaint and motion for preliminary injunction on March 5, 2013.

Other

We are, from time to time, a party to certain other litigations, including product liability litigations. We believe that these litigations are part of the ordinary course of our business and that their ultimate resolution will not have a material effect on our financial condition, results of operations or liquidity. We intend to defend or, in cases where we are the plaintiff, to prosecute these litigations vigorously.

Note 18—Discontinued Operations—Related Party Transaction:

In January 2006, we divested FineTech Laboratories, Ltd (“FineTech”), effective December 31, 2005. We transferred the business for no proceeds to Dr. Arie Gutman, president and chief executive officer of FineTech. Dr. Gutman also resigned from our Board of Directors. In 2012, 2011 and 2010 we recorded tax amounts to discontinued operations for interest related to contingent tax liabilities. In addition, in 2010, we recognized a tax benefit of approximately $400 thousand to discontinued operations due to the resolution of certain tax contingencies. In 2011, we recognized a tax benefit of approximately $20,000 thousand to discontinued operations due to a reversal of certain FineTech related contingent tax liabilities. The results of FineTech operations are classified as discontinued for all periods presented because we have no continuing involvement in FineTech.

Note 19—Segment Information:

We operate in two reportable business segments: generic pharmaceuticals (referred to as “Par Pharmaceutical” or “Par”) and branded pharmaceuticals (referred to as “Strativa Pharmaceuticals” or “Strativa”). Branded products are marketed under brand names through marketing programs that are designed to generate physician and consumer loyalty. Branded products generally are patent protected, which provides a period of market exclusivity during which they are sold with little or no direct competition. Generic pharmaceutical products are the chemical and therapeutic equivalents of corresponding brand drugs. The Drug Price Competition and Patent Term Restoration Act of 1984 provides that generic drugs may enter the market upon the approval of an ANDA and the expiration, invalidation or circumvention of any patents on corresponding brand drugs, or the expiration of any other market exclusivity periods related to the brand drugs. Our chief operating decision maker is our Chief Executive Officer.

Our business segments were determined based on management’s reporting and decision-making requirements in accordance with FASB ASC 280-10 Segment Reporting. We believe that our generic products represent a single operating segment because the demand for these products is mainly driven by consumers seeking a lower cost alternative to brand name drugs. Par’s generic drugs are developed using similar methodologies, for the same purpose (e.g., seeking bioequivalence with a brand name drug nearing the end of its market exclusivity period for any reason discussed above). Par’s generic products are produced using similar processes and standards mandated by the FDA, and Par’s generic products are sold to similar customers. Based on the similar economic characteristics, production processes and customers of Par’s generic products, management has determined that Par’s generic pharmaceuticals are a single reportable business segment. Our chief operating decision maker does not review the Par (generic) or Strativa (brand) segments in any more granularity, such as at the therapeutic or other classes or categories. Certain of our expenses, such as the direct sales force and other sales and marketing expenses and specific research and development expenses, are charged directly to either of the two segments. Other expenses, such as general and administrative expenses and non-specific research and development expenses are allocated between the two segments based on assumptions determined by management.

Our chief operating decision maker does not review our assets, depreciation or amortization by business segment at this time as they are not material to Strativa. Therefore, such allocations by segment are not provided.

The financial data for the two business segments are as follows ($ amounts in thousands):

	For the Period		For the Year Ended
	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Revenues:
Par Pharmaceutical	$227,312	$743,360	$834,592	$916,930
Strativa	18,827	60,508	91,546	91,944

Total revenues	$246,139	$803,868	$926,138	$1,008,874
Gross margin:
Par Pharmaceutical	$33,776	$296,338	$320,313	$305,716
Strativa	11,669	46,012	66,431	67,815

Total gross margin	$45,445	$342,350	$386,744	$373,531
Operating (loss) income:
Par Pharmaceutical	($25,938)	$116,591	($10,973)	$169,882
Strativa	(3,825)	(57,151)	(39,620)	(36,961)

Total operating (loss) income	($29,763)	$59,440	($50,593)	$132,921
Gain (loss) on marketable securities and other investments, net	—	—	237	3,459
Gain on bargain purchase	5,500	—	—	—
Interest income	50	424	736	1,257
Interest expense	(25,985)	(9,159)	(2,676)	(2,905)
(Benefit) provision for income taxes	(17,682)	29,447	(5,996)	41,980

(Loss) income from continuing operations	($32,516)	$21,258	($46,300)	$92,752

Total revenues of our top selling products were as follows ($ amounts in thousands):

	For the Period		For the Year Ended
Product	September 29, 2012 to December 31, 2012	January 1, 2012 to September 28, 2012	December 31, 2011	December 31, 2010
	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)
Par Pharmaceutical
Budesonide (Entocort® EC)	$36,710	$103,762	$70,016	$0
Metoprolol succinate ER (Toprol-XL®)	31,287	154,216	250,995	473,206
Propafenone (Rythmol SR®)	19,623	53,825	69,835	—
Chlorpheniramine/Hydrocodone (Tussionex®)	17,403	30,706	39,481	17,479
Modafinil (Provigil®)	16,956	88,831	—	—
Other (1)	97,182	293,434	374,288	410,002
Other product related revenues (2)	8,151	18,586	29,977	16,243

Total Par Pharmaceutical Revenues	$227,312	$743,360	$834,592	$916,930

Strativa
Megace® ES	$10,910	$38,322	$58,172	$60,879
Nascobal® Nasal Spray	7,138	17,571	21,399	17,715
Other	130	130	3,309	1,350
Other product related revenues (2)	649	4,485	8,666	12,000

Total Strativa Revenues	$18,827	$60,508	$91,546	$91,944

(1)

The further detailing of revenues of the other approximately 50 generic drugs was not considered significant to the overall disclosure due to the lower volume of revenues associated with each of these generic products. No single product in the other category is in excess of 5% of total generic revenues for the period from

September 29, 2012 to December 31, 2012 (Successor) or for the period from January 1, 2012 to September 28, 2012 (Predecessor).
(2)	Other product related revenues represents licensing and royalty related revenues from profit sharing agreements.

Note 20—Restructuring Costs:

In June 2011, we announced our plans to resize Strativa Pharmaceuticals, our branded products division, as part of a strategic assessment. We reduced our Strativa workforce by approximately 90 people. The remaining Strativa sales force focus their marketing efforts on Megace® ES and Nascobal® Nasal Spray. In connection with these actions, we incurred expenses for severance and other employee-related costs. The intangible assets related to products no longer a priority for our remaining Strativa sales force were fully impaired by these actions. We also had non-cash inventory write downs for product and samples associated with the products no longer a priority for our remaining Strativa sales force. Inventory write downs were classified as cost of goods sold on the consolidated statements of operations for the year ended December 31, 2011. In July 2011, Strativa returned the U.S. commercialization rights of Zuplenz® to MonoSol, as part of the resizing of Strativa. In September 2011, Strativa executed a termination agreement with BioAlliance returning all Oravig® rights and obligations to BioAlliance.

The following table summarizes the activity for 2011 and the remaining related restructuring liabilities balance (included in accrued expenses and other current liabilities on the consolidated balance sheet) as of December 31, 2011 ($ amounts in thousands):

Restructuring Activities	Initial Charge	Cash Payments	Non-Cash Charge Related to Inventory and/or Intangible Assets	Reversals, Reclass or Transfers	Liabilities at December 31, 2011
Intangible asset impairments	$24,226	$—	($24,226)	$—	$—
Severance and employee benefits to be paid in cash	1,556	(1,556)	—	—	—
Sample inventory write-down and other	1,204	—	(1,204)	—	—

Total restructuring costs line item	$26,986	($1,556)	($25,430)	$—	$—
Commercial inventory write-down classified as cost of goods sold	674	—	(674)	—	—

Total	$27,660	($1,556)	($26,104)	$—	$—

The total charge was related to the Strativa segment. The charges related to this plan to reduce the size of the Strativa business are reflected on the consolidated statements of operations for the year ended December 31, 2011.

Note 21—Subsequent Events:

Subsequent events have been considered through March 20, 2013, and reconsidered through August 14, 2013, the date the Consolidated Financial Statements were issued and reissued, respectively.

Strativa Restructuring

In January 2013, we initiated a restructuring of Strativa, our branded pharmaceuticals division, in anticipation of entering into a settlement agreement and corporate integrity agreement that terminated the U.S Department of Justice’s ongoing investigation of Strativa’s marketing of Megace® ES. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. The remaining Strativa sales force has been reorganized into a single sales team of approximately 60 professionals who will focus their marketing efforts principally on Nascobal® Nasal Spray. In connection with these actions, we incurred expenses for severance and other employee-related costs as well as the termination of certain contracts.

On March 5, 2013, we entered into a settlement agreement with the U.S. Department of Justice that terminates the Department’s ongoing investigation into Strativa’s marketing of Megace® ES. The settlement agreement provides for a payment by the Company of a sum total of $45 million (plus interest and fees) and includes a plea agreement with the New Jersey Criminal Division of the Department of Justice in which the Company admitted to a single count of misdemeanor misbranding, a civil settlement with the United States Department of Justice, a state settlement encompassing forty nine states (one state declined to participate due to the small amount of its potential recovery), and a release from each of these entities in favor of the Company relating to the practices at issue in the investigation.

Additionally, the Company entered into a Corporate Integrity Agreement (“CIA”) with the Office of the Inspector General of the United States Department of Health and Human Services (“OIG”). In exchange for agreeing to enter into the CIA, we received assurance that the OIG will not exercise its ability to permissively exclude the Company from doing business with the Federal government. The CIA includes such requirements as enhanced training time, enhanced monitoring of certain functions, and annual reports to the OIG through an independent review organization. Activities that are traditionally covered by a CIA that are currently dormant at the Company will not trigger additional obligations or cost unless and until we decide to engage in those activities. Although our compliance activities will increase under the CIA, we believe the terms to be reasonable and not unduly burdensome.

Refinancing of the Term Loan Facility

On February 6, 2013, the Company, Par Pharmaceutical, Inc., as co-borrower, Sky Growth Intermediate Holdings II Corporation (“Intermediate Holdings”), the subsidiary guarantor party thereto, Bank of America, as administrative agent, and the lenders and other parties thereto modified the Term Loan Facility (as amended, the “New Term Loan Facility”) by entering into Amendment No. 1 (“Amendment No. 1”) to the Credit Agreement.

Amendment No. 1 replaces the existing term loans with a new class of term loans in an aggregate principal amount of $1,066.0 million (the “New Term Loans”). Borrowings under the New Term Loan Facility bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either LIBOR (which is subject to a 1.00% floor) or the base rate. The applicable margin for borrowings under the New Term Loans is 3.25% for LIBOR borrowings and 2.25% for base rate borrowings. Amendment No. 1 provides for a soft call option applicable to the New Term Loans. The soft call option provides for a premium equal to 1.00% of the amount of the outstanding principal if, on or prior to August 6, 2013, the Company enters into certain repricing transactions. The other terms applicable to the New Term Loans will have substantially the same terms as the existing term loans.

In connection with the transactions described herein, the Company paid a 1.00% soft call premium in an aggregate amount of approximately $10.5 million on the existing term loans in February 2013.

Repricing of the Revolving Facility

The Company and Par Pharmaceutical, Inc., as co-borrower, Intermediate Holdings, the subsidiary guarantor party thereto, Bank of America, as administrative agent, and the lenders and other parties thereto modified the Revolving Credit Facility by entering into Amendment No. 2 (“Amendment No. 2”), dated February 22, 2013, and Amendment No. 3 (“Amendment No. 3” and, together with Amendment No. 2, the “Revolver Amendments”), dated February 28, 2013, to the Credit Agreement.

The Revolver Amendments extend the scheduled maturity of the revolving credit commitments of certain existing lenders (the “Extending Lenders”) who have elected to do so, such extension to be effected by converting such amount of the existing revolving credit commitments of the Extending Lenders into a new tranche of revolving credit commitments (the “Extended Revolving Facility”). The Revolver Amendments also set forth the interest rate payable on borrowings outstanding under the Extended Revolving Facility, as described below. The aggregate commitments under the Extended Revolving Facility are $127.5 million and the aggregate commitments under the non-extended portion of the Revolving Facility are $22.5 million.

Borrowings under the Extended Revolving Facility bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either LIBOR or the base rate. The initial applicable margin for borrowings under the Extended Revolving Facility is 3.25% for LIBOR borrowings and 2.25% for base rate borrowings. The applicable margin for borrowings under the Extended Revolving Facility is subject to a single 0.25% step-down, based on achievement of a senior secured net leverage level by the Company at the end of each fiscal quarter. The Extended Revolving Facility will mature on December 28, 2017. Borrowings and repayments of loans under the Extended Revolving Facility and the non-extended portion of the Revolving Facility may be made on a non-pro rata basis with one another, and the commitments under the non-extended portion of the Revolving Facility may be terminated prior to the commitments under the Extended Revolving Credit Facility. The other terms applicable to the Extended Revolving Credit Facility are substantially identical to those of the Revolving Credit Facility.

Note 22—Unaudited Selected Quarterly Financial Data:

Unaudited selected quarterly financial data for 2012 and 2011 are summarized below ($ amounts in thousands):

			Third Quarter
(in thousands) Fiscal 2012	First Quarter	Second Quarter	July 1, 2012 to September 28, 2012	September 29, 2012 to September 30, 2012	Fourth Quarter
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)
Total revenues	$271,472	$294,333	$238,063	$10,689	$235,450
Gross margin	97,846	143,154	101,350	3,627	41,818
Total operating expenses	119,059	60,383	103,468	288	74,920
Operating (loss) income	(21,213)	82,771	(2,118)	3,339	(33,102)
(Loss) income from continuing operations	($28,696)	$51,305	($1,351)	$1,588	($34,104)
(Loss) income from discontinued operations	(27)	(28)	(28)	0	(29)
Net (loss) income	($28,723)	$51,277	($1,379)	$1,588	($34,133)

	First	Second	Third	Fourth
Fiscal 2011	Quarter	Quarter	Quarter	Quarter
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Total revenues	$232,952	$224,188	$215,357	$253,641
Gross margin	109,652	99,026	85,104	92,962
Total operating expenses	248,215	81,219	45,372	62,656
Operating income	(138,563)	17,807	39,732	30,431
(Loss) income from continuing operations	($108,844)	$9,180	$22,055	$31,309
(Loss) income from discontinued operations	(127)	(127)	(127)	20,536
Net (loss) income	($108,971)	$9,053	$21,928	$51,845

PAR PHARMACEUTICAL COMPANIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Par Value per Share Data)

(Unaudited)

	June 30, 2013	December 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	$54,480	$36,794
Available for sale marketable debt securities	3,581	11,727
Accounts receivable, net	111,129	123,091
Inventories	123,126	112,174
Prepaid expenses and other current assets	26,196	31,720
Deferred income tax assets	51,123	56,364
Income taxes receivable	11,438	2,198

Total current assets	381,073	374,068

Property, plant and equipment, net	127,847	131,630
Intangible assets, net	1,293,997	1,375,999
Goodwill	850,652	850,652
Other assets	98,402	108,264

Total assets	$2,751,971	$2,840,613

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$10,660	$10,550
Accounts payable	44,654	37,674
Payables due to distribution agreement partners	64,627	66,520
Accrued salaries and employee benefits	14,541	12,924
Accrued government pricing liabilities	41,345	42,162
Accrued legal fees	7,316	4,753
Accrued legal settlements	26,217	68,976
Payable to former Anchen securityholders	12,495	13,399
Accrued interest payable	7,981	9,336
Accrued expenses and other current liabilities	13,930	10,496

Total current liabilities	243,766	276,790

Long-term liabilities	17,721	14,119
Non-current deferred tax liabilities	346,112	372,796
Long-term debt, less current portion	1,531,487	1,531,813
Commitments and contingencies	—	—

Stockholders’ equity:
Common stock, $0.001 par value per share, 100 shares authorized and issued	—	—
Additional paid-in capital	681,998	677,650
Accumulated deficit	(69,082)	(32,545)
Accumulated other comprehensive loss	(31)	(10)

Total stockholders’ equity	612,885	645,095

Total liabilities and stockholders’ equity	$2,751,971	$2,840,613

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Revenues:
Net product sales	$224,502	$285,797	$507,020	$549,920
Other product related revenues	9,167	8,536	16,845	15,885

Total revenues	233,669	294,333	523,865	565,805
Cost of goods sold, excluding amortization expense	133,304	138,371	311,985	303,175
Amortization expense	41,465	12,808	81,536	21,630

Total cost of goods sold	174,769	151,179	393,521	324,805

Gross margin	58,900	143,154	130,344	241,000
Operating expenses:
Research and development	25,811	20,716	46,035	50,616
Selling, general and administrative	36,822	39,667	77,617	81,826
Intangible asset impairment	466	—	466	2,000
Settlements and loss contingencies, net	3,300	—	3,300	45,000
Restructuring costs	—	—	1,816	—

Total operating expenses	66,399	60,383	129,234	179,442

Operating (loss) income	(7,499)	82,771	1,110	61,558
Interest income	20	140	56	276
Interest expense	(23,612)	(3,069)	(47,648)	(6,163)
Loss on debt extinguishment	—	—	(7,335)	—

Loss before (benefit) provision for income taxes	(31,091)	79,842	(53,817)	55,671
(Benefit) provision for income taxes	(9,300)	28,565	(17,280)	33,117

Net (loss) income	$(21,791)	$51,277	$(36,537)	$22,554

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

(Unaudited)

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Net (loss) income	$(21,791)	$51,277	$(36,537)	$22,554
Other comprehensive (loss) income, net of tax :
Unrealized (loss) gain on marketable securities, net of tax	(9)	24	(21)	59
Add: reclassification adjustment for net losses	—	—	—	—

Other comprehensive (loss) income	(9)	24	(21)	59

Comprehensive (loss) income	$(21,800)	$51,301	$(36,558)	$22,613

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	Six months ended
	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)
Cash flows from operating activities:
Net (loss) income	$(36,537)	$22,554
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Deferred income taxes	(21,431)	10,690
Depreciation and amortization	93,305	31,341
Non-cash interest expense	5,352	—
Cost of goods on acquired inventory step up	6,557	—
Intangible asset impairment	466	2,000
Allowances against accounts receivable	33,375	11,858
Share-based compensation expense	4,533	4,709
Loss on debt extinguishment	7,335	—
Other, net	44	289
Changes in assets and liabilities:
Increase in accounts receivable	(21,412)	(41,985)
(Increase) decrease in inventories	(17,509)	17,195
Decrease (increase) in prepaid expenses and other assets	4,453	(1,742)
Increase in accounts payable, accrued expenses and other liabilities, excluding DOJ payment	16,883	32,133
Payment to Department of Justice (DOJ), (decrease) in accrued legal settlements	(46,071)	—
Decrease in payables due to distribution agreement partners	(1,893)	(4,388)
(Increase) decrease in income taxes receivable/payable	(7,262)	17,792

Net cash provided by operating activities	20,188	102,446
Cash flows from investing activities:
Capital expenditures	(8,598)	(7,984)
Adjustment to purchase price of Anchen acquisition	—	3,786
Business acquisitions, net of cash acquired	—	(24,686)
Purchases of available for sale marketable debt securities	—	(6,566)
Proceeds from available for sale marketable debt securities	8,000	12,500

Net cash used in investing activities	(598)	(22,950)
Cash flows from financing activities:
Net proceeds from refinancing of senior secured term loan and borrowings from the Revolving Credit Facility	198,889	—
Debt principal payments, including the repayment of borrowings from the Revolving Credit Facility	(201,551)	(8,750)
Payments to extinguish debt	(1,412)	—
Proceeds from equity contributions, net	2,170	—
Proceeds from share-based compensation plans	—	5,608
Excess tax benefits on share-based compensation	—	4,760
Purchase of treasury stock	—	(2,103)

Net cash used in financing activities	(1,904)	(485)
Net increase in cash and cash equivalents	17,686	79,011
Cash and cash equivalents at beginning of period	36,794	162,516

Cash and cash equivalents at end of period	$54,480	$241,527

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes, net	$13,003	$6,893

Interest paid	$43,380	$4,783

Non-cash transactions:
Capital expenditures incurred but not yet paid	$206	$1,152

The accompanying notes are an integral part of these condensed consolidated financial statements.

PAR PHARMACEUTICAL COMPANIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2013

(Unaudited)

Par Pharmaceutical Companies, Inc. operates primarily through its wholly owned subsidiary, Par Pharmaceutical, Inc. (collectively referred to herein as “the Company,” “we,” “our,” or “us”), in two business segments. Our generic products division, Par Pharmaceutical (“Par”), develops (including through third party development arrangements and product acquisitions), manufactures and distributes generic pharmaceuticals in the United States. Our branded products division, Strativa Pharmaceuticals (“Strativa”), acquires (generally through third party development arrangements), manufactures and distributes branded pharmaceuticals in the United States. The products we market are principally in the solid oral dosage form (tablet, caplet and two-piece hard-shell capsule), although we also distribute several oral suspension products, and nasal spray products.

We were acquired at the close of business on September 28, 2012 through a merger transaction with Sky Growth Acquisition Corporation, a wholly-owned subsidiary of Sky Growth Holdings Corporation (“Holdings”). Holdings was formed by investment funds affiliated with TPG Capital, L.P. (“TPG” and, together with certain affiliated entities, collectively, the “Sponsor”). Holdings is owned by affiliates of the Sponsor and members of management. The acquisition was accomplished through a reverse subsidiary merger of Sky Growth Acquisition Corporation with and into the Company, with the Company being the surviving entity (the “Merger”). Subsequent to the Merger, we became an indirect, wholly owned subsidiary of Holdings (see Note 2, “Sky Growth Merger”). Prior to September 29, 2012, the Company operated as a public company with its common stock traded on the New York Stock Exchange.

Although the Company survived the Merger as the successor entity, the accompanying condensed consolidated statements of operations, comprehensive income (loss), and cash flows are presented for two periods: Predecessor and Successor, which relate to the period preceding the Merger and the period succeeding the Merger. The Merger and the allocation of the purchase price were recorded as of September 29, 2012. Although the accounting policies followed by the Company are consistent for the Predecessor and Successor periods, with the exception of the change in the annual evaluation date for goodwill from December 31st to October 1st, financial information for such periods have been prepared under two different historical cost bases of accounting and are therefore not comparable. The results of the periods presented are not necessarily indicative of the results that may be achieved in future periods.

Note 1 – Basis of Presentation:

The accompanying condensed consolidated financial statements at June 30, 2013 and for the three-month and six-month periods ended June 30, 2013 and June 30, 2012 are unaudited. In the opinion of management, however, such statements include all normal recurring adjustments necessary to present fairly the information presented therein. The condensed consolidated balance sheet at December 31, 2012 was derived from the Company’s audited consolidated financial statements included in the 2012 Annual Report.

The accompanying condensed consolidated financial statements and these notes to condensed consolidated financial statements do not include all disclosures required by the accounting principles generally accepted in the United States of America for audited financial statements. Accordingly, these statements should be read in conjunction with our 2012 Annual Report. Results of operations for interim periods are not necessarily indicative of those that may be achieved for full fiscal years.

Certain reclassifications have been made to the June 30, 2012 statement of operations to reflect the presentation of provision for income taxes related to discontinued operations for the three-month ($28 thousand) and six-month ($55 thousand) periods ended June 30, 2012 as a component of (Benefit) provision for income taxes to conform to the June 30, 2013 presentation. Corresponding line items on the condensed consolidated statements of cash flows for the six months ended June 30, 2012 were also reclassified.

The Company has evaluated subsequent events through August 13, 2013, the date of filing this quarterly financial report.

Note 2 – Sky Growth Merger:

The Transactions

We were acquired at the close of business on September 28, 2012 through the Merger. Holdings and its wholly-owned subsidiaries were formed by affiliates of TPG solely for the purposes of completing the Merger and the related transactions. At the time of the Merger, each share of our common stock issued and outstanding immediately prior to the close of the Merger was converted into the right to receive cash. Aggregate consideration tendered at September 28, 2012 was for 100% of the equity of the Company. Subsequent to the Merger, we became an indirect, wholly owned subsidiary of Holdings.

The Merger was accounted for as a purchase business combination in accordance with ASC 805, Business Combinations, whereby the purchase price paid to effect the Merger was allocated to recognize the acquired assets and liabilities assumed at fair value. The acquisition method of accounting uses the fair value concept defined in ASC 820, “Fair Value Measurements and Disclosures.” ASC 805 requires, among other things, that most acquired assets and liabilities in a business purchase combination be recognized at their fair values as of the Merger date. The process for estimating the fair values of acquired in-process research and development, identifiable intangible assets and certain tangible assets required the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, timing and probability of success to complete in-process projects and projecting regulatory approvals. Under ASC 805, transaction costs are not included as a component of consideration transferred. The Merger related transaction costs were comprised of investment bank fees, accounting fees, legal fees, and other fees. The excess of the purchase price (consideration transferred) over the estimated amounts of identifiable assets acquired and liabilities assumed as of the effective date of the Merger was allocated to goodwill in accordance with ASC 805, which mainly represents intangible assets related to our know-how, including our workforce’s expertise in R&D and manufacturing that do not qualify for separate recognition. The purchase price allocation is subject to completion of our analysis of the fair value of the assets and liabilities as of the effective date of the Merger. Accordingly, the purchase price allocation is preliminary and may be adjusted upon completion of the final valuation. These adjustments could be material. The final valuation is expected to be completed as soon as practicable but no later than one year from the consummation of the Merger.

Transactions with Manager

In connection with the Merger and the related transactions, the Company entered into a management services agreement with an affiliate of TPG (the “Manager”). Pursuant to the agreement, in exchange for on-going consulting and management advisory services, the Manager receives an annual monitoring fee paid quarterly equal to 1% of EBITDA as defined under the Company’s senior secured credit facilities. There is an annual cap of $4 million for this fee. The Manager also receives reimbursement for out-of-pocket expenses incurred in connection with services provided pursuant to the agreement. The Company recorded an expense of $533 thousand for the three months ended June 30, 2013 and $1,394 thousand for the six months ended June 30, 2013 for consulting and management advisory service fees and out-of-pocket expenses, which are included in selling, general and administrative expenses in the condensed consolidated statement of operations.

Note 3 – Acquisition of Divested Products from the Watson/Actavis Merger:

In connection with the merger of Watson Pharmaceuticals, Inc. (“Watson”) and Actavis Group (“Actavis”) on November 6, 2012, (the “Watson/Actavis Merger”), Par acquired the U.S. marketing rights to five generic products that were marketed by Watson or Actavis, as well as eight Abbreviated New Drug Applications (“ANDA”) awaiting regulatory approval and a generic product in late-stage development for $110,000 thousand. Par also acquired a number of supply agreements each with a term of three years. The purchase price was paid in cash and funded from our cash on hand.

The acquisition was accounted for as a business combination and a bargain purchase under FASB ASC 805, “Business Combinations”. The purchase price of the acquisition was allocated to the assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain. The gain was mainly attributed to the FTC mandated divestiture of products by Watson and Actavis in conjunction with the approval of the related merger. ASC 805 requires, among other things, that the fair value of acquired in-process research and development be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the completion of the acquisition. The process for estimating the fair values of acquired in-process research and development requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, timing and probability of success to complete in-process projects and projecting regulatory approvals. The establishment of the fair value of the consideration for an acquisition, and the allocation to identifiable assets requires the extensive use of accounting estimates and management judgment. We believe the fair values assigned to the assets acquired were based on reasonable estimates and assumptions based on data available at the time of the acquisition.

Note 4 – Edict Acquisition:

On February 17, 2012, through Par Pharmaceutical, Inc., our wholly-owned subsidiary, we completed our acquisition of privately-held Edict Pharmaceuticals Private Limited, which has been renamed Par Formulations Private Limited (referred to as “Par Formulations”), for cash and our repayment of certain additional pre-close indebtedness (the “Edict Acquisition”). The operating results of Par Formulations were included in our consolidated financial results from the date of acquisition. The operating results were reflected as part of the Par Pharmaceutical segment. We funded the purchase from cash on hand.

The addition of Par Formulations broadens our industry expertise and expands our R&D and manufacturing capabilities. The Edict Acquisition was revalued as part of the Merger. Refer to Note 2, “Sky Growth Merger.”

Consideration Transferred

The acquisition-date fair value of the consideration transferred consisted of the following items ($ in thousands):

Cash paid for equity	$20,659
Contingent purchase price liabilities	11,641	(1)
Cash paid for assumed indebtedness	4,300

Total consideration	$36,600

(1)	Contingent purchase price liabilities represent subsequent milestone payments related to successful FDA inspection of the Par Formulations manufacturing facility and Abbreviated New Drug Application (“ANDA”) filings. All contingent purchase price liabilities are expected to be paid within 18 months of the acquisition date. Through June 30, 2013, we had paid $9,908 thousand of the contingent purchase price liabilities.

Note 5 – Anchen Acquisition:

On November 17, 2011, through Par Pharmaceutical, Inc., our wholly-owned subsidiary, we completed our acquisition of Anchen Incorporated and its subsidiary Anchen Pharmaceuticals, Inc. (collectively referred to as “Anchen”) for $412,753 thousand in aggregate consideration (the “Anchen Acquisition”), subject to post-closing adjustment. During the second quarter of 2012, we collected $3,786 thousand as a result of post-closing adjustments with the former Anchen securityholders and adjusted goodwill associated with the Anchen Acquisition. The purchase price allocation was final at that time. All of the assets acquired and liabilities assumed as part of the Anchen Acquisition were revalued as part of the Merger. Refer to Note 2, “Sky Growth Merger.”

Anchen was a privately-held generic pharmaceutical company until our acquisition. Anchen broadened our industry expertise (e.g., R&D and manufacturing capabilities) and product pipeline.

The Anchen Acquisition was accounted for as a business purchase combination using the acquisition method of accounting under the provisions of ASC No. 805, “Business Combinations,” (“ASC 805”). The acquisition method of accounting uses the fair value concept defined in ASC 820, “Fair Value Measurements and Disclosures.” ASC 805 requires, among other things, that most assets acquired and liabilities assumed in a business purchase combination be recognized at their fair values as of the Anchen Acquisition date and that the fair value of acquired in-process research and development (“IPR&D”) be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the completion of the Anchen Acquisition. The process for estimating the fair values of IPR&D, identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows, developing appropriate discount rates, estimating the costs, timing and probability of success to complete in-process projects and projecting regulatory approvals. Under ASC 805, transaction costs are not included as a component of consideration transferred and were expensed as incurred.

Note 6 – Available for Sale Marketable Debt Securities:

At June 30, 2013 and December 31, 2012, all of our investments in marketable debt securities were classified as available for sale and, as a result, were reported at their estimated fair values on the condensed consolidated balance sheets. Refer to Note 7 – “Fair Value Measurements.” The following is a summary of amortized cost and estimated fair value of our marketable debt securities available for sale at June 30, 2013 ($ amounts in thousands):

	Cost	Unrealized		Estimated Fair Value
		Gain	(Loss)
Corporate bonds	$3,553	$28	$—	$3,581

All available for sale marketable debt securities are classified as current on our condensed consolidated balance sheet as of June 30, 2013.

The following is a summary of amortized cost and estimated fair value of our investments in marketable debt securities available for sale at December 31, 2012 ($ amounts in thousands):

	Cost	Unrealized		Estimated Fair Value
		Gain	(Loss)
Corporate bonds	$11,666	$61	$—	$11,727

The following is a summary of the contractual maturities of our available for sale debt securities at June 30, 2013 ($ amounts in thousands):

	June 30, 2013
	Cost	Estimated Fair Value
Less than one year	$2,644	$2,663
Due between 1-2 years	909	918

Total	$3,553	$3,581

Note 7 – Fair Value Measurements:

FASB ASC 820-10 Fair Value Measurements and Disclosures defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets and liabilities. Active market means a market in which transactions for assets or liabilities occur with “sufficient frequency” and volume to provide pricing information on an ongoing unadjusted basis. Cash equivalents include highly liquid investments with an original maturity of three months or less at acquisition. We have determined that our cash equivalents in their entirety are classified as Level 1 within the fair value hierarchy.

Level 2:	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Our Level 2 assets primarily include debt securities, including corporate bonds with quoted prices that are traded less frequently than exchange-traded instruments. All of our Level 2 asset values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. The pricing model information is provided by third party entities (e.g., banks or brokers). In some instances, these third party entities engage external pricing services to estimate the fair value of these securities. We have a general understanding of the methodologies employed by the pricing services in their pricing models. We corroborate the estimates of non-binding quotes from the third party entities’ pricing services to an independent source that provides quoted market prices from broker or dealer quotations. We investigate large differences, if any. Based on historical differences, we have not been required to adjust quotes provided by the third party entities’ pricing services used in estimating the fair value of these securities.

Level 3:	Unobservable inputs that are not corroborated by market data.

Financial assets and liabilities

The fair value of our financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2013 were as follows ($ amounts in thousands):

	Estimated Fair Value at June 30, 2013	Level 1	Level 2	Level 3
Corporate bonds (Note 6)	$3,581	$—	$3,581	$—
Cash equivalents	$21,778	$21,778	$—	$—
Senior secured term loan (Note 14)	$1,054,041	$—	$1,054,041	$—
7.375% senior notes (Note 14)	$499,800	$—	$499,800	$—

The fair value of our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 were as follows ($ amounts in thousands):

	Estimated Fair Value at December 31, 2012	Level 1	Level 2	Level 3
Corporate bonds (Note 6)	$11,727	$—	$11,727	$—
Cash equivalents	$14,370	$14,370	$—	$—
Senior secured term loan (Note 14)	$1,052,363	$—	$1,052,363	$—
7.375% senior notes (Note 14)	$484,488	$—	$484,488	$—

The carrying amount reported in the condensed consolidated balance sheets for accounts receivables, net, inventories, prepaid expenses and other current assets, accounts payable, payables due to distribution agreement partners, accrued salaries and employee benefits, accrued government pricing liabilities, accrued legal fees, accrued legal settlements, payable to former Anchen securityholders, and accrued expenses and other current liabilities approximate fair value because of their short-term nature.

As noted in Note 4, “Edict Acquisition”, we have contingent purchase price liabilities that represent subsequent milestone payments related to successful FDA inspection of the Par Formulations manufacturing facility and ANDA filings. All contingent purchase price liabilities are expected to be paid within 18 months of the acquisition date. Through June 30, 2013, we had paid $9,908 thousand of the total $11,641 thousand contingent purchase price liabilities.

Non-financial assets and liabilities

The Company does not have any non-financial assets or liabilities as of June 30, 2013 or December 31, 2012 that are measured in the condensed consolidated financial statements at fair value.

We evaluate long-lived assets, including intangible assets with definite lives, for impairment periodically or whenever events or other changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. If such circumstances are determined to exist, projected undiscounted future cash flows to be generated by the long-lived asset or the appropriate grouping of assets (level 3 inputs), is compared to the carrying value to determine whether impairment exists at its lowest level of identifiable cash flows. During the three months ended June 30, 2013, we ceased selling a product that had been acquired with the divested products from the Watson/Actavis Merger and recorded a total corresponding intangible asset impairment of $466 thousand. During the six months ended June 30, 2012, we abandoned an in-process research and development project which was acquired in the Anchen Acquisition and recorded a total corresponding intangible asset impairment of $2,000 thousand.

Note 8 – Accounts Receivable:

We account for revenue in accordance with FASB ASC 605, “Revenue Recognition”. In accordance with that standard, we recognize revenue for product sales when title and risk of loss have transferred to our customers, when reliable estimates of rebates, chargebacks, returns and other adjustments can be made, and when collectability is reasonably assured. This is generally at the time that products are received by our direct customers. We also review available trade inventory levels at certain large wholesalers to evaluate any potential excess supply levels in relation to expected demand. We determine whether we will recognize revenue at the time that our products are received by our direct customers or defer revenue recognition until a later date on a product by product basis at the time of launch. Upon recognizing revenue from a sale, we record estimates for chargebacks, rebates and incentive programs, product returns, cash discounts and other sales reserves that reduce accounts receivable.

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date ($ amounts in thousands):

	June 30, 2013	December 31, 2012
Gross trade accounts receivable	$340,205	$318,793
Chargebacks	(49,760)	(41,670)
Rebates and incentive programs	(64,655)	(59,426)
Returns	(79,081)	(68,062)
Cash discounts and other	(35,580)	(26,544)
Allowance for doubtful accounts	—	—

Accounts receivable, net	$111,129	$123,091

Allowance for doubtful accounts

	Six months ended
	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)
Balance at beginning of period	$—	$(100)
Additions – charge to expense	—	(4)
Adjustments and/or deductions	—	15

Balance at end of period	$—	$(89)

The following tables summarize the activity for the six months ended June 30, 2013 and the six months ended June 30, 2012, in the accounts affected by the estimated provisions described below ($ amounts in thousands):

	Six months ended June 30, 2013
	(Successor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$(41,670)	$(287,424)	$—	(1)	$279,334	$(49,760)
Rebates and incentive programs	(59,426)	(126,921)	574		121,118	(64,655)
Returns	(68,062)	(24,683)	—		13,664	(79,081)
Cash discounts and other	(26,544)	(89,272)	—		80,236	(35,580)

Total	$(195,702)	$(528,300)	$574		$494,352	$(229,076)

Accrued liabilities (2)	$(42,162)	$(34,461)	$—		$35,278	$(41,345)

	Six months ended June 30, 2012
	(Predecessor)
Accounts receivable reserves	Beginning balance	Provision recorded for current period sales	(Provision) reversal recorded for prior period sales		Credits processed	Ending balance
Chargebacks	$(20,688)	$(205,290)	$—	(1)	$197,280	$(28,698)
Rebates and incentive programs	(35,132)	(96,881)	(59)		87,248	(44,824)
Returns	(58,672)	(15,362)	1,602	(3)	12,026	(60,406)
Cash discounts and other	(28,672)	(58,025)	(809)		66,401	(21,105)

Total	$(143,164)	$(375,558)	$734		$362,955	$(155,033)

Accrued liabilities (2)	$(39,614)	$(26,909)	$—		$38,055	$(28,468)

(1)	Unless specific in nature, the amount of provision or reversal of reserves related to prior periods for chargebacks is not determinable on a product or customer specific basis; however, based upon historical analysis and analysis of activity in subsequent periods, we believe that our chargeback estimates remain reasonable.
(2)	Includes amounts due to indirect customers for which no underlying accounts receivable exists and is principally comprised of Medicaid rebates and rebates due under other U.S. Government pricing programs, such as TriCare, and the Department of Veterans Affairs.

(3)	The amount principally represents the resolution of a customer dispute in the first quarter of 2012 regarding invalid deductions taken in prior years of approximately $1,600 thousand.

The Company sells its products directly to wholesalers, retail drug store chains, drug distributors, mail order pharmacies and other direct purchasers as well as customers that purchase its products indirectly through the wholesalers, including independent pharmacies, non-warehousing retail drug store chains, managed health care providers and other indirect purchasers. The Company often negotiates product pricing directly with health care providers that purchase products through the Company’s wholesale customers. In those instances, chargeback credits are issued to the wholesaler for the difference between the invoice price paid to the Company by our wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The information that the Company considers when establishing its chargeback reserves includes contract and non-contract sales trends, average historical contract pricing, actual price changes, processing time lags and customer inventory information from its three largest wholesale customers. The Company’s chargeback provision and related reserve vary with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventory.

Customer rebates and incentive programs are generally provided to customers as an incentive for the customers to continue carrying the Company’s products or replace competing products in their distribution channels with our products. Rebate programs are based on a customer’s dollar purchases made during an applicable monthly, quarterly or annual period. The Company also provides indirect rebates, which are rebates paid to indirect customers that have purchased the Company’s products from a wholesaler under a contract with us. The incentive programs include stocking or trade show promotions where additional discounts may be given on a new product or certain existing products as an added incentive to stock the Company’s products. We may, from time to time, also provide price and/or volume incentives on new products that have multiple competitors and/or on existing products that confront new competition in order to attempt to secure or maintain a certain market share. The information that the Company considers when establishing its rebate and incentive program reserves are rebate agreements with, and purchases by, each customer, tracking and analysis of promotional offers, projected annual sales for customers with annual incentive programs, actual rebates and incentive payments made, processing time lags, and for indirect rebates, the level of inventory in the distribution channel that will be subject to indirect rebates. We do not provide incentives designed to increase shipments to our customers that we believe would result in out-of-the-ordinary course of business inventory for them. The Company regularly reviews and monitors estimated or actual customer inventory information at its three largest wholesale customers for its key products to ascertain whether customer inventories are in excess of ordinary course of business levels.

Pursuant to a drug rebate agreement with the Centers for Medicare and Medicaid Services, TriCare and similar supplemental agreements with various states, the Company provides a rebate on drugs dispensed under such government programs. The Company determines its estimate of the Medicaid rebate accrual primarily based on historical experience of claims submitted by the various states and any new information regarding changes in the Medicaid program that might impact the Company’s provision for Medicaid rebates. In determining the appropriate accrual amount we consider historical payment rates; processing lag for outstanding claims and payments; levels of inventory in the distribution channel; and the impact of the healthcare reform acts. The Company reviews the accrual and assumptions on a quarterly basis against actual claims data to help ensure that the estimates made are reliable. TriCare rebate accruals reflect the Fiscal Year 2008 National Defense Authorization Act and are based on actual and estimated rebates on Department of Defense eligible sales.

The Company accepts returns of product according to the following criteria: (i) the product returns must be approved by authorized personnel with the lot number and expiration date accompanying any request and (ii) we generally will accept returns of products from any customer and will provide the customer with a credit memo for such returns if such products are returned between six months prior to, and 12 months following, such products’ expiration date. The Company records a provision for product returns based on historical experience, including actual rate of expired and damaged in-transit returns, average remaining shelf-lives of products sold, which generally range from 12 to 48 months, and estimated return dates. Additionally, we consider other factors when estimating the current period return provision, including levels of inventory in the distribution channel, significant market changes that may impact future expected returns, and actual product returns, and may record additional provisions for specific returns that we believe are not covered by the historical rates.

The Company offers cash discounts to its customers, generally 2% of the sales price, as an incentive for paying within invoice terms, which generally range from 30 to 90 days. The Company accounts for cash discounts by reducing accounts receivable by the full amount of the discounts that we expect our customers to take.

In addition to the significant gross-to-net sales adjustments described above, we periodically make other sales adjustments. The Company generally accounts for these other gross-to-net adjustments by establishing an accrual in the amount equal to its estimate of the adjustments attributable to the sale.

The Company may at its discretion provide price adjustments due to various competitive factors, through shelf-stock adjustments on customers’ existing inventory levels. There are circumstances under which we may not provide price adjustments to certain customers as a matter of business strategy, and consequently may lose future sales volume to competitors and risk a greater level of sales returns on products that remain in the customer’s existing inventory.

As detailed above, we have the experience and access to relevant information that we believe are necessary to reasonably estimate the amounts of such deductions from gross revenues, except as described below. Some of the assumptions we use for certain of our estimates are based on information received from third parties, such as wholesale customer inventories and market data, or other market factors beyond our control. The estimates that are most critical to the establishment of these reserves, and therefore, would have the largest impact if these estimates were not accurate, are estimates related to contract sales volumes, average contract pricing, customer inventories and return volumes. The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates. With the exception of the product returns allowance, the ending balances of accounts receivable reserves and allowances generally are processed during a two-month to four-month period.

Use of Estimates in Reserves

We believe that our reserves, allowances and accruals for items that are deducted from gross revenues are reasonable and appropriate based on current facts and circumstances. It is possible however, that other parties applying reasonable judgment to the same facts and circumstances could develop different allowance and accrual amounts for items that are deducted from gross revenues. Additionally, changes in actual experience or changes in other qualitative factors could cause our allowances and accruals to fluctuate, particularly with newly launched or acquired products. We review the rates and amounts in our allowance and accrual estimates on a quarterly basis. If future estimated rates and amounts are significantly greater than those reflected in our recorded reserves, the resulting adjustments to those reserves would decrease our reported net revenues; conversely, if actual product returns, rebates and chargebacks are significantly less than those reflected in our recorded reserves, the resulting adjustments to those reserves would increase our reported net revenues. We regularly review the information related to these estimates and adjust our reserves accordingly, if and when actual experience differs from previous estimates.

As is customary and in the ordinary course of business, our revenue that has been recognized for product launches included initial trade inventory stocking that we believed was commensurate with new product introductions. At the time of each product launch, we were able to make reasonable estimates of product returns, rebates, chargebacks and other sales reserves by using historical experience of similar product launches and significant existing demand for the products.

Major Customers – Gross Accounts Receivable

	June 30, 2013	December 31, 2012
McKesson Corporation	29%	27%
Cardinal Health, Inc.	26%	26%
AmerisourceBergen Corporation	10%	13%
CVS Caremark	9%	9%
Other customers	26%	25%

Total gross accounts receivable	100%	100%

Note 9 – Inventories:

($ amounts in thousands)	June 30, 2013	December 31, 2012
Raw materials and supplies	$38,347	$37,457
Work-in-process	7,674	10,063
Finished goods	77,105	64,654

	$123,126	$112,174

Inventory write-offs (inclusive of pre-launch inventories detailed below)

($ amounts in thousands)	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Inventory write-offs	$6,422	$5,951	$10,529	$8,570

The Company capitalizes inventory costs associated with certain products prior to regulatory approval and product launch, based on management’s judgment of reasonably certain future commercial use and net realizable value, when it is reasonably certain that the pre-launch inventories will be saleable. The determination to capitalize is made once the Company (or its third party development partners) has filed an ANDA that has been acknowledged by the FDA as containing sufficient information to allow the FDA to conduct its review in an efficient and timely manner and management is reasonably certain that all regulatory and legal hurdles will be cleared. This determination is based on the particular facts and circumstances relating to the expected FDA approval of the generic drug product being considered, and accordingly, the time frame within which the determination is made varies from product to product. The Company could be required to write down previously capitalized costs related to pre-launch inventories upon a change in such judgment, or due to a denial or delay of approval by regulatory bodies, or a delay in commercialization, or other potential factors. Pre-launch inventories at June 30, 2013 were comprised of generic products in development.

Strativa also capitalizes inventory costs associated with in-licensed branded products subsequent to FDA approval but prior to product launch based on management’s judgment of probable future commercial use and net realizable value. We believe that numerous factors must be considered in determining probable future commercial use and net realizable value including, but not limited to, Strativa’s limited number of historical product launches, as well as the ability of third party partners to successfully manufacture commercial quantities of product. Strativa could be required to expense previously capitalized costs related to pre-launch inventory upon a change in such judgment, due to a delay in commercialization, product expiration dates, projected sales volume, estimated selling price or other potential factors. There was no Strativa-related pre-launch inventory at June 30, 2013.

The amounts in the table below represent inventories related to products that were not yet available to be sold and are also included in the total inventory balances presented above.

Pre-Launch Inventories

($ amounts in thousands)	June 30, 2013	December 31, 2012
Raw materials and supplies	$6,036	$4,019
Work-in-process	121	655
Finished goods	289	—

	$6,446	$4,674

Write-offs of pre-launch inventories

	Three months ended		Six months ended
($ amounts in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Pre-launch inventory write-offs, net of partner allocation	$—	$5,547	$689	$6,507

Note 10 – Property, Plant and Equipment, net:

($ amounts in thousands)	June 30, 2013	December 31, 2012
Land	$4,553	$4,553
Buildings	29,036	28,781
Machinery and equipment	53,985	48,026
Office equipment, furniture and fixtures	5,254	5,130
Computer software and hardware	20,209	19,034
Leasehold improvements	24,410	22,720
Construction in progress	9,314	10,933

	146,761	139,177
Accumulated depreciation and amortization	(18,914)	(7,547)

	$127,847	$131,630

Depreciation and amortization expense related to property, plant and equipment

	Three months ended		Six months ended
($ amounts in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Depreciation and amortization expense	$5,817	$4,479	$11,705	$8,859

Note 11 – Intangible Assets, net:

	June 30, 2013			December 31, 2012
($ amounts in thousands)	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Developed products	$552,700	$(91,216)	$461,484	$552,700	$(33,321)	$519,379
Other product related royalty streams	115,600	(13,766)	101,834	115,600	(5,289)	110,311
IPR&D	608,600	(7,280)	601,320	608,600	(257)	608,343
Par trade name	26,400	—	26,400	26,400	—	26,400
Watson/Actavis Divestiture Products	100,718	(12,059)	88,659	101,200	(3,934)	97,266
Watson/Actavis related IPR&D	14,300	—	14,300	14,300	—	14,300

	$1,418,318	$(124,321)	$1,293,997	$1,418,800	$(42,801)	$1,375,999

We recorded amortization expense related to intangible assets of $81,536 thousand for the six months ended June 30, 2013 and $22,482 thousand for the six months ended June 30, 2012. After the Merger, amortization expense was included in cost of goods sold. Prior to the Merger, the majority of amortization expense was included in cost of goods sold with the remainder in selling, general and administrative expense.

Intangible Assets Acquired in the Merger

We were acquired on September 28, 2012 through the Merger. Refer to Note 2, “Sky Growth Merger” for details of the Merger and related transactions. As part of the Merger, we revalued intangible assets related to commercial products (developed technology), royalty streams, IPR&D, and our trade name.

The fair value of the developed technology and in-process research and development intangible assets were estimated using the discounted cash flow method of the income approach. Under this method, an intangible asset’s fair value is equal to the present value of the after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, we estimated the present value of cash flows discounted at rates commensurate with the inherent risks associated with each type of asset. We believe that the level and timing of cash flows appropriately reflect market participant assumptions. Some of the significant assumptions inherent in the development of the identifiable intangible asset valuations, from the perspective of a market participant, include the estimated net cash flows by year by project or product (including net revenues, costs of sales, research and development costs, selling and marketing costs and other charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream and other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk.

The developed product intangible assets are composite assets, comprising the market position of the product, the developed technology utilized and the customer base to which the products are sold. Developed technology and the customer base were considered but have not been identified separately as any related cash flows would be intertwined with the product related intangibles. Developed products held by the Company are considered separable from the business as they could be sold to a third party. The Developed products were valued using an excess earnings method, with the exception of the royalty revenue stream products not manufactured by us, which were valued using a relief from royalty method of the income approach. The remaining net book value of the related intangible asset related to developed products will be amortized over a weighted average amortization period of approximately seven years.

IPR&D is related to R&D projects that were incomplete at the Merger. There are 86 projects associated with IPR&D. As of the Merger, we grouped and valued IPR&D based on the projected year of launch for each group. IPR&D are considered separable from the business as they could be sold to a third party. The value of IPR&D was accounted for as an indefinite-lived intangible asset and will be subject to impairment testing until the completion or abandonment of each group. Upon the successful completion and launch of a product in an annual group, we will make a separate determination of useful life of the IPR&D annual group and commence amortization.

Trade names constitute intellectual property rights and are marketing-related intangible assets. Our corporate trade name was valued using a relief from royalty method of the income approach and accounted for as an indefinite-lived intangible asset that will be subject to annual impairment testing or whenever events or changes in business circumstances necessitate an evaluation for impairment using a fair value approach.

Intangible Assets acquired with the Divested Products from the Watson/Actavis Merger

On November 6, 2012, in connection with the merger of Watson and Actavis, we acquired the U.S. marketing rights to five generic products that were currently marketed by Watson or Actavis, eight ANDAs currently awaiting regulatory approval and a generic product in late-stage development. Refer to Note 3, “Acquisition of Divested Products from the Watson/Actavis Merger” for details of the transaction.

Developed products are defined as products that are commercialized, all research and development efforts have been completed by the Seller, and final regulatory approvals have been received. The developed product intangible assets are composite assets, comprising the market position of the product, the developed technology utilized and the customer base to which the products are sold. Developed technology and the customer base were considered but have not been identified separately as any related cash flows would be very much intertwined with the product related intangibles. Developed products held by the Company are considered separable from the business as they could be sold to a third party. The Developed products were valued using a multi-period excess earnings method under the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax cash flows attributable to the intangible asset only. The remaining net book value of the related intangible asset related to developed products will be amortized over a weighted average amortization period of approximately seven years.

IPR&D consists of technology-related intangible assets used in R&D activities, which are still incomplete. IPR&D products held by the Company are considered separable from the business as they could be sold to a third party. The IPR&D products were valued using multi-period excess earnings method under the income approach as the most reasonable approach for estimating the fair value of acquired IPR&D Products. The value of IPR&D was accounted for as an indefinite-lived intangible asset and will be subject to impairment testing until the completion or abandonment of the group of projects. Upon the successful completion and launch of a product in the group, we will make a separate determination of useful life of the related IPR&D intangible and commence amortization.

During the three months ended June 30, 2013, we recorded an intangible asset impairment of $466 thousand due to competitive factors relating to a product that had been acquired with the divested products from the Watson/Actavis Merger.

Intangible Assets Acquired in Anchen Acquisition

On November 17, 2011, we completed the Anchen Acquisition. Refer to Note 5, “Anchen Acquisition” for details of the transaction. As part of the Anchen Acquisition, we acquired intangible assets related to IPR&D, products derived from developed technology, and a covenant not to compete from a former Anchen securityholder and employee.

The value of in-process research and development acquired in the Anchen Acquisition was capitalized and accounted for as an indefinite-lived intangible asset and will be subject to impairment testing until the completion or abandonment of each project. Upon successful completion and launch of each project, we will make a separate determination of useful life of the IPR&D intangible. Amortization expense of the related intangible assets will commence when each product is launched. During the six months ended June 30, 2012, we abandoned an in-process research and development project acquired in the Anchen Acquisition and recorded an intangible asset impairment of $2,000 thousand.

Estimated Amortization Expense for Existing Intangible Assets at June 30, 2013

The following table does not include estimated amortization expense for future milestone payments that may be paid and result in the creation of intangible assets after June 30, 2013 and assumes the intangible asset related to the Par trade name as an indefinite lived asset will not be amortized in the future.

($ amounts in thousands)	Estimated Amortization Expense
Remainder of 2013	$108,096
2014	186,929
2015	200,261
2016	201,588
2017	195,187
2018 and thereafter	375,536

$1,267,597

Note 12 – Goodwill:

($ amounts in thousands)	June 30, 2013	December 31, 2012
Balance at beginning of period	$850,652	$—
Additions:
Sky Growth Merger	—	850,652

Balance at end of period	$850,652	$850,652

As noted in Note 2, “Sky Growth Merger”, we were acquired through the Merger. Based upon purchase price allocation in accordance with FASB ASC 350-20-35-30, we recorded goodwill in the amount of $850,652 thousand at December 31, 2012, which was allocated to Par.

Goodwill is not being amortized, but is tested at least annually, on or about October 1st or whenever events or changes in business circumstances necessitate an evaluation for impairment using a fair value approach. The goodwill impairment test consists of a two-step process. The first step is to identify a potential impairment and the second step measures the amount of impairment, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit exceeds its estimated fair value. As of October 1, 2012, Par performed its annual goodwill impairment assessment and concluded there was no impairment. No impairments of goodwill had been recognized through June 30, 2013.

Note 13 – Income Taxes:

	Three months ended		Six months ended
($ in thousands)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
(Benefit) provision for income taxes	$(9,300)	$28,565	$(17,280)	$33,117
Effective tax rate	30%	36%	32%	59%

The effective tax rate for the three months ended June 30, 2013 and for the three months ended June 30, 2012 reflects our non-deductible portion of the annual pharmaceutical manufacturers’ fee under the Patient Protection and Affordable Care Act, offset by benefits for deductions specific to U.S. domestic manufacturing companies.

The effective tax rate for the six months ended June 30, 2013 reflects our non-deductible portion of the annual pharmaceutical manufacturers’ fee under the Patient Protection and Affordable Care Act, offset by benefit for tax deductions specific to U.S. domestic manufacturing companies and our recording of the benefit for the 2012 R&D credit. The R&D tax credit was retroactively reinstated by Congress in the American Taxpayer Relief Act in January 2013. Current deferred income tax assets at June 30, 2013 consist of temporary differences primarily related to accounts receivable reserves, accrued legal settlements and net operating loss carryforwards. Non-current deferred income tax liabilities at June 30, 2013 consist of timing differences primarily related to intangible assets, and depreciation.

The effective tax rate for the six months ended June 30, 2012 reflects our estimate of the portion of loss contingencies which may not be tax deductible and by non-deductibility of our portion of the annual pharmaceutical manufacturer fee under the Patient Protection and Affordable Care Act, offset by benefit for tax deductions specific to U.S. domestic manufacturing companies. Current deferred income tax assets at June 30, 2012 consisted of temporary differences primarily related to accounts receivable reserves, accrued legal settlements and net operating loss carryforwards. Non-current deferred income tax liabilities at June 30, 2012 consisted of timing differences primarily related to intangible assets, stock options and depreciation.

The Company is currently being audited by the IRS for the tax years 2007 through 2011. We are no longer subject to IRS audit for periods prior to 2007. We are also currently under audit in two state jurisdictions for the years 2003 to 2010. In most other state jurisdictions, we are no longer subject to examination by state tax authorities for years prior to 2007.

We reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of income tax provision or benefit. The difference between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to FASB ASC 740-10 represents an unrecognized tax benefit. An unrecognized tax benefit is a liability that represents a potential future obligation to the taxing authorities. As of June 30, 2013, we had $15,782 thousand included in “Long-term liabilities” and $949 thousand in “Accrued expenses and other current liabilities” on the condensed consolidated balance sheet that represented unrecognized tax benefits, interest and penalties based on evaluation of tax positions. A portion of this liability could potentially settle in the next 12 months. However, the dollar range for such settlement cannot be estimated at this time.

Note 14 – Debt:

($ amounts in thousands)	June 30, 2013	December 31, 2012
Senior credit facilities:
Senior secured term loan	$1,060,670	$1,052,363
Senior secured revolving credit facility	—	—
7.375% senior notes	490,000	490,000

	1,550,670	1,542,363
Less unamortized debt discount to senior secured term loan	(8,523)	—
Less current portion	(10,660)	(10,550)

Long-term debt	$1,531,487	$1,531,813

Senior Credit Facilities

In connection with the Merger, on September 28, 2012, we entered into a credit agreement (the “Credit Agreement”) with a syndicate of banks, led by Bank of America, N.A., as Administrative Agent, Bank of America, N.A., Deutsche Bank Securities, Inc., Goldman Sachs Bank USA, Citigroup Global Markets, Inc., RBC Capital Markets LLC and BMO Capital Markets as Joint Lead Arrangers and Joint Lead Bookrunners, Deutsche Bank Securities, Inc. and Goldman Sachs Bank USA as Co-Syndication Agents, and Citigroup Global Markets Inc. and RBC Capital Markets LLC as Co-Documentation Agents, to provide Senior Credit Facilities comprised of a seven-year senior secured term loan in an initial aggregate principal amount of $1,055 million (the “Term Loan Facility”) and a five-year senior secured revolving credit facility in an initial amount of $150 million (the “Revolving Facility”). The proceeds of the Revolving Facility are available for general corporate purposes. There were no outstanding borrowings from the Revolving Facility as of June 30, 2013.

The Credit Agreement contains customary representations and warranties, as well as customary events of default, in certain cases subject to reasonable and customary periods to cure, including but not limited to: failure to make payments when due, breach of covenants, breach of representations and warranties, insolvency proceedings, certain judgments and any change of control. The Credit Agreement also contains various customary covenants that, in certain instances, restrict our ability to: (i) create liens on assets; (ii) incur additional indebtedness; (iii) engage in mergers or consolidations with or into other companies; (iv) engage in dispositions of assets, including entering into a sale and leaseback transaction; (v) pay dividends and distributions or repurchase capital stock; (vi) make investments, loans, guarantees or advances in or to other companies; (vii) change the nature of our business; (viii) repay or redeem certain junior indebtedness, (ix) engage in transactions with affiliates; and (x) enter into restrictive agreements. In addition, the Credit Agreement requires us to demonstrate compliance with a maximum senior secured first lien leverage ratio whenever amounts are outstanding under the revolving credit facility as of the last day of any quarterly testing period. All obligations under the Credit Agreement are guaranteed by our material domestic subsidiaries.

We are also obligated to pay a commitment fee based on the unused portion of the Revolving Facility. The Credit Agreement includes an accordion feature pursuant to which we may increase the amount available to be borrowed by up to an additional $250,000 thousand (or a greater amount if we meet certain specified financial ratios) under certain circumstances. Repayments of the proceeds of the term loan are due in quarterly installments over the term of the Credit Agreement. Amounts borrowed under the Revolving Facility are payable in full upon expiration of the Credit Agreement.

Refinancing of the Term Loan Facility

On February 6, 2013, the Company, Par Pharmaceutical, Inc., as co-borrower, Sky Growth Intermediate Holdings II Corporation (“Intermediate Holdings”), the subsidiary guarantor party thereto, Bank of America, as administrative agent, and the lenders and other parties thereto modified the Term Loan Facility (as amended, the “New Term Loan Facility”) by entering into Amendment No. 1 (“Amendment No. 1”) to the Credit Agreement.

Amendment No. 1 replaced the existing term loans with a new class of term loans in an aggregate principal amount of $1,066 million (the “New Term Loans”). Borrowings under the New Term Loan Facility bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either LIBOR (which is subject to a 1.00% floor) or the base rate rate (which is subject to a 2.00% floor). The applicable margin for borrowings under the New Term Loans is 3.25% for LIBOR borrowings and 2.25% for base rate borrowings. Amendment No. 1 provides for a soft call option applicable to the New Term Loans. The soft call option provides for a premium equal to 1.00% of the amount of the outstanding principal if, on or prior to August 6, 2013, the Company enters into certain repricing transactions. The other terms applicable to the New Term Loans are substantially the same terms as the original term loans. We were in compliance with all applicable covenants as of June 30, 2013.

In connection with the transactions described herein, the Company paid a 1.00% soft call premium in an aggregate amount of approximately $10,500 thousand on the existing term loan in February 2013, a portion of which was capitalized as a discount to the New Term Loan Facility. In accordance with the applicable accounting guidance for debt modifications and extinguishments, approximately $5,923 thousand of the existing unamortized deferred financing costs and $1,412 thousand of the related $10,500 thousand soft call premium were written off in connection with this refinancing and included in the condensed consolidated statements of operations as a loss on debt extinguishment.

Repricing of the Revolving Facility

The Company and Par Pharmaceutical, Inc., as co-borrower, Intermediate Holdings, the subsidiary guarantor party thereto, Bank of America, as administrative agent, and the lenders and other parties thereto modified the Revolving Credit Facility by entering into Amendment No. 2 (“Amendment No. 2”), dated February 22, 2013, and Amendment No. 3 (“Amendment No. 3” and, together with Amendment No. 2, the “Revolver Amendments”), dated February 28, 2013, to the Credit Agreement.

The Revolver Amendments extend the scheduled maturity of the revolving credit commitments of certain existing lenders (the “Extending Lenders”) who have elected to do so, such extension to be effected by converting such amount of the existing revolving credit commitments of the Extending Lenders into a new tranche of revolving credit commitments (the “Extended Revolving Facility”). The Revolver Amendments also set forth the interest rate payable on borrowings outstanding under the Extended Revolving Facility, as described below. The aggregate commitments under the Extended Revolving Facility are $127.5 million and the aggregate commitments under the non-extended portion of the Revolving Facility are $22.5 million.

Borrowings under the Extended Revolving Facility bear interest at a rate per annum equal to an applicable margin plus, at the Company’s option, either LIBOR or the base rate. The initial applicable margin for borrowings under the Extended Revolving Facility is 3.25% for LIBOR borrowings and 2.25% for base rate borrowings. The Extended Revolving Facility will mature on December 28, 2017. Borrowings and repayments of loans under the Extended Revolving Facility and the non-extended portion of the Revolving Facility may be made on a non-pro rata basis with one another, and the commitments under the non-extended portion of the Revolving Facility may be terminated prior to the commitments under the Extended Revolving Credit Facility. The other terms applicable to the Extended Revolving Credit Facility are substantially identical to those of the Revolving Credit Facility.

7.375% Senior Notes

In connection with the Merger, on September 28, 2012, we issued $490,000 thousand aggregate principal amount of 7.375% senior notes due 2020 (the “Notes”). The Notes were issued pursuant to an indenture entered into as of the same date between the Company and Wells Fargo Bank, National Association, as trustee. Interest on the Notes is payable semi-annually on April 15 and October 15, commencing on April 15, 2013. The Notes mature on October 15, 2020.

We may redeem the Notes at our option, in whole or in part on one or more occasions, at any time on or after October 15, 2015, at specified redemption prices that vary by year, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to October 15, 2015, we may redeem up to 40% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price equal to the sum of (i) 107.375% of the aggregate principal amount thereof, plus (ii) accrued and unpaid interest, if any, to the redemption date. At any time prior to October 15, 2015, we may also redeem the Notes, in whole or in part on one or more occasions, at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and a specified “make-whole premium.”

The Notes are guaranteed on a senior unsecured basis by our material existing direct and indirect wholly-owned domestic subsidiaries and, subject to certain exceptions, each of our future direct and indirect domestic subsidiaries that guarantees the Senior Credit Facilities or our other indebtedness or indebtedness of the guarantors will guarantee the Notes. Under certain circumstances, the subsidiary guarantors may be released from their guarantees without consent of the holders of Notes.

The Notes and the subsidiary guarantees will be our and the guarantors’ senior unsecured obligations and will (i) rank senior in right of payment to all of our and the subsidiary guarantors’ existing and future subordinated indebtedness; (ii) rank equally in right of payment with all of our and the subsidiary guarantors’ existing and future senior indebtedness; (iii) be effectively subordinated to any of our and the subsidiary guarantors’ existing and future secured debt, to the extent of the value of the assets securing such debt; and (iv) be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the Notes.

The indenture governing the Notes contains customary representations and warranties, as well as customary events of default, in certain cases subject to reasonable and customary periods to cure, including but not limited to: failure to make payments when due, breach of covenants, a payment default or acceleration equaling $40,000 thousand or more according to the terms of certain other indebtedness, failure to pay final judgments aggregating in excess of $40,000 thousand when due, insolvency proceedings, a required guarantee shall cease to remain in full force. The indenture also contains various customary covenants that, in certain instances, restrict our ability to: (i) pay dividends and distributions or repurchase capital stock; (ii) incur additional indebtedness; (iii) make investments, loans, guarantees or advances in or to other companies; (iv) engage in dispositions of assets, including entering into a sale and leaseback transaction; (v) engage in transactions with affiliates; (vi) create liens on assets; (vii) redeem or repay certain subordinated indebtedness, (viii) engage in mergers or consolidations with or into other companies; and (ix) change the nature of our business. The covenants are subject to a number of exceptions and qualifications. Certain of these covenants will be suspended during any period of time that (1) the Notes have Investment Grade Ratings (as defined in the indenture) from both Moody’s Investors Service, Inc. and Standard & Poor’s, and (2) no default has occurred and is continuing under the indenture. In the event that the Notes are downgraded to below an Investment Grade Rating, the Company and certain subsidiaries will again be subject to the suspended covenants with respect to future events. We were in compliance with all covenants as of June 30, 2013.

Par Pharmaceutical Companies, Inc., the parent company, is the sole issuer of the Notes. The Notes are guaranteed on a senior unsecured basis by Par Pharmaceutical Companies, Inc.’s material direct and indirect wholly-owned domestic subsidiaries. The guarantees are full and unconditional and joint and several. Par Pharmaceutical Companies, Inc. has no independent assets or operations. Each of the subsidiary guarantors is 100% owned by Par Pharmaceutical Companies, Inc. and all non-guarantor subsidiaries of Par Pharmaceutical Companies, Inc. are minor subsidiaries.

Debt Maturities as of June 30, 2013

($ amounts in thousands)
2013	$5,330
2014	10,660
2015	10,660
2016	10,660
2017	10,660
2018	10,660
2019	1,002,040
2020	490,000

Total debt at June 30, 2013	$1,550,670

Note 15 – Changes in Stockholders’ Equity:

Changes in our Common Stock, Additional Paid-In Capital and Accumulated Other Comprehensive Income accounts during the six-month period ended June 30, 2013 were as follows (share amounts and $ amounts in thousands):

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss
	Shares	Amount
Balance, December 31, 2012	—	$—	$677,650	$(10)
Unrealized loss on available for sale securities, net of tax	—	—	—	(21)
Compensatory arrangements	—	—	4,533	—
Other	—	—	(185)	—

Balance, June 30, 2013	—	$—	$681,998	$(31)

Note 16 – Share-Based Compensation:

We account for share-based compensation as required by FASB ASC 718-10, “Compensation – Stock Compensation”, which requires companies to recognize compensation expense in the amount equal to the fair value of all share-based payments granted to employees. Under FASB ASC 718-10, we recognize share-based compensation ratably over the service period applicable to the award. FASB ASC 718-10 also requires that excess tax benefits be reflected as financing cash flows.

Successor Share-Based Compensation

Stock Options

In conjunction with the Merger, certain senior level employees of the Company were granted stock options in Holdings, effectively granted as of September 28, 2012, under the terms of the Sky Growth Holdings Corporation 2012 Equity Incentive Plan. The share-based compensation expense relating to awards to those persons has been pushed down from Holdings to the Company.

Each optionee received two equal tranches of stock options. Tranche 1 options vest based upon continued employment over a five year period, ratably 20% each annual period. Our policy is to recognize expense for this type of award on a straight-line basis over the requisite service period for the entire award (5 years). Tranche 2 options vest based upon continued employment and the Company achieving specified annual or bi-annual

EBITDA targets. Compensation expense will be recognized on a graded vesting schedule. In circumstances where the specified annual or bi-annual EBITDA targets are not met, Tranche 2 options may also vest in amounts of either 50% or 100% of the original award in the event of a initial public offering or other sale of Holdings to a third party buyer (a market condition) that returns a specified level of proceeds calculated as a multiple of the original equity invested in the Company as of September 28, 2012.

We used the Black-Scholes stock option pricing model to estimate the fair value of all Tranche 1 options and Tranche 2 options without a market condition (i.e., Tranche 2 options with service and performance conditions only).

The Tranche 2 options with a market condition were valued using a Monte Carlo simulation. The Monte Carlo simulation developed a range of projected outcomes of the market condition by projecting potential share prices over a 5 year simulation and determining if the share price had reached the specified level of proceeds stipulated in the equity plan. We ran one million simulations and concluded the fair value of the Tranche 2 options with market condition as the average of present value of the payoffs across all simulations.

A summary of the calculated estimated grant date fair value per option is as follows:

	Three months ended	Six months ended
	June 30, 2013	June 30, 2013
Fair value of stock options	(Successor)	(Successor)
TRANCHE 1	$0.67	$0.67
TRANCHE 2 without market condition	$0.68	$0.68
TRANCHE 2 with market condition	$0.76	$0.76

For Tranche 2 options, each quarter we will evaluate the probability of the Company achieving the annual or the bi-annual EBITDA targets (“Vesting Event A”) and the probability of an initial public offering or other sale of the Company to a third party buyer (“Vesting Event B”). If it is probable that the Company will achieve Vesting Event A, then the Company will recognize expense for Tranche 2 options at the $0.68 per option value with any necessary adjustments to expense to be equal to the ratable expense as of the end of that particular quarter end. If it is probable that the Company will achieve Vesting Event B, then the Company will recognize expense for Tranche 2 options at the $0.76 per option value (which is the fair value taking into account the market condition) with any necessary adjustment to expense to be equal to the ratable expense as of the end of that particular quarter end.

We granted a member of the Board of Directors of Holdings stock options in Holdings during the three months ended March 31, 2013 under similar terms as the Tranche 1 options granted as of September 28, 2012 under the Sky Growth Holdings Corporation 2012 Equity Incentive Plan. These stock options vest based upon continued service over an approximate five year period, ratably 20% each period ending September 28th. We will recognize expense on a straight-line basis over the requisite service period for the entire award. The share-based compensation expense relating to the award has been pushed down from Holdings to the Company. We used the Black-Scholes stock option pricing model to estimate the fair value of the stock option awards.

Set forth below is the impact on our results of operations of recording share-based compensation from stock options ($ amounts in thousands):

	Three months ended	Six months ended
	June 30, 2013	June 30, 2013
	(Successor)	(Successor)
Cost of goods sold	$224	$447
Selling, general and administrative	2,018	4,029

Total, pre-tax	$2,242	$4,476
Tax effect of share-based compensation	(830)	(1,656)

Total, net of tax	$1,412	$2,820

The following is a summary of our stock option activity (shares in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
TRANCHE 1
Balance at December 31, 2012	21,630	$1.00
Granted	500	1.00
Exercised	—	—
Forfeited	(300)	1.00

Balance at June 30, 2013	21,830	$1.00	9.5	$—

Exercisable at June 30, 2013	—	$—	—	$—

Vested and expected to vest at June 30, 2013	20,084	$1.00	9.5	$—

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
TRANCHE 2
Balance at December 31, 2012	21,630	$1.00
Granted	—	—
Exercised	—	—
Forfeited	(300)	1.00

Balance at June 30, 2013	21,330	$1.00	9.5	$—

Exercisable at June 30, 2013	—	$—	—	$—

Vested and expected to vest at June 30, 2013	19,517	$1.00	9.5	$—

Rollover Options

As part of the Merger, certain employees of the Company were given the opportunity to exchange their stock options in Predecessor for stock options in Holdings (“Rollover Stock Options”). Sponsor was not legally or contractually required to replace Predecessor stock options with Holdings stock options, therefore the Rollover Stock Options were not part of the purchase price. The ratio of exchange was based on the intrinsic value of the Predecessor stock options at September 28, 2012.

The term of the Predecessor stock options exchanged for Holdings stock options were not extended. All Rollover Stock Options maintained their 10 year term from original grant date.

All of the Rollover Stock Options were either vested prior to September 27, 2012 or were accelerated vested on September 27, 2012 (date of the Predecessor shareholders’ meeting that approved the Merger) in accordance with the terms of the Predecessor stock option agreements. No additional vesting conditions were imposed on the holders of the Rollover Stock Options. All remaining unrecognized share-based compensation expense associated with the Rollover Stock Options was recognized during the Predecessor period.

The following is a summary of our Rollover Stock Options activity (shares and aggregate intrinsic value in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Balance at December 31, 2012	17,893	$0.25
Granted	—	—
Exercised	(542)	0.25
Forfeited	—	—

Balance at June 30, 2013	17,351	$0.25	4.2	$13,108

Exercisable at June 30, 2013	17,351	$0.25	4.2	$13,108

Restricted Stock

In conjunction with the Merger, certain senior level employees were granted restricted stock units (RSUs) in Holdings. The share-based compensation expense relating to awards to those persons has been pushed down from Holdings to the Company.

Each RSU has only a time-based service condition and will vest no later than the fifth anniversary of the grant date (September 28, 2017) upon fulfillment of the service condition.

The fair value of each RSU is based on fair value of each share of Holdings common stock on the grant date. The RSUs are classified as equity awards. The total calculated value, net of estimated forfeitures, will be recognized ratably over the 5 year vesting period.

We granted RSUs to a member of the Board of Directors during the six months ended June 30, 2013 that will vest within two years of the grant upon fulfillment of the service condition over the same time period.

Set forth below is the impact on our results of operations of recording share-based compensation from RSUs for the six-month period ended June 30, 2013 ($ amounts in thousands):

	Three months ended	Six months ended
	June 30, 2013	June 30, 2013
	(Successor)	(Successor)
Cost of goods sold	$2	$5
Selling, general and administrative	22	53

Total, pre-tax	$24	$58
Tax effect of stock-based compensation	(9)	(21)

Total, net of tax	$15	$37

The following is a summary of our RSU activity for the six-month period ended June 30, 2013 (shares and aggregate intrinsic value in thousands):

	Shares	Weighted Average Grant Price	Aggregate Intrinsic Value
Balance at December 31, 2012	300	$1.00
Granted	65	1.00
Vested	—	—
Forfeited	—	—

Non-vested restricted stock unit balance at June 30, 2013	365	$1.00	$365

Long-term Cash Incentive Awards

In conjunction with the Merger, certain employees were granted awards under the Long-term Cash Incentive Award Agreement incentive plan (the “Incentive Plan”) from Holdings. Each participant has the potential to receive a cash award based on specific achievements in the event of a transaction (e.g., initial public offering or sale of the company to a third party buyer) that returns a specified level of proceeds calculated as a multiple of the original equity invested in the company as of September 28, 2012. There is no vesting period under the Incentive Plan. The grantees must be employed by Sky Growth Holdings Corporation and its subsidiaries at the time of a transaction event in order to be eligible for a cash payment.

This plan is accounted for in accordance with ASC 450 and will be evaluated quarterly. If information available before the financial statements are issued indicates that it is probable that a liability had been incurred at the date of the financial statements then an accrual shall be made for the estimated cash payout. No amount was accrued for the Incentive Plan at June 30, 2013.

Predecessor Share-Based Compensation

As a result of the Merger, as of September 27, 2012, the Predecessor’s unvested share-based compensation instruments were accelerated to vest in accordance with the underlying Predecessor equity plans. These instruments, together with previously vested awards, and with the exception of Rollover Options discussed above, were settled in cash at the $50.00 purchase price per share paid by Sponsor in the Merger. All previous share-based compensation plans were cancelled in conjunction with the Merger.

Stock Options

We used the Black-Scholes stock option pricing model to estimate the fair value of stock option awards.

Set forth below is the impact on our results of operations of recording share-based compensation from stock options for the six-month period ended June 30, 2012 ($ amounts in thousands):

	Three months ended	Six months ended
	June 30, 2012	June 30, 2012
	(Predecessor)	(Predecessor)
Cost of goods sold	$97	$200
Selling, general and administrative	871	1,800

Total, pre-tax	$968	$2,000
Tax effect of share-based compensation	(358)	(740)

Total, net of tax	$610	$1,260

Restricted Stock/Restricted Stock Units

Outstanding restricted stock and restricted stock units generally vested ratably over four years. The related share-based compensation expense was recorded over the requisite service period, which was the vesting period. The fair value of restricted stock was based on the market value of our common stock on the date of grant.

The impact on our results of operations of recording share-based compensation from restricted stock for the six-month period ended June 30, 2012 was as follows ($ amounts in thousands):

	Three months ended	Six months ended
	June 30, 2012	June 30, 2012
	(Predecessor)	(Predecessor)
Cost of goods sold	$118	$245
Selling, general and administrative	1,062	2,207

Total, pre-tax	$1,180	$2,452
Tax effect of stock-based compensation	(437)	(907)

Total, net of tax	$743	$1,545

Restricted Stock Unit Grants With Internal Performance Conditions

In January 2012, we issued restricted stock units with performance conditions (“performance units”) to two senior executives. The vesting of these performance units was contingent upon the achievement of certain financial and operational goals related to the Anchen Acquisition and corporate entity performance with cliff vesting after three years if the performance conditions and continued employment condition were met.

The two senior executives each received approximately 25 thousand performance units. The value of the performance units awarded was approximately $1.7 million at the grant date. These awards were accelerated and vested upon the consummation of the Merger and all related compensation was recognized as of that date.

Cash-settled Restricted Stock Unit Awards

We granted cash-settled restricted stock unit awards that vested ratably over four years to certain employees. The cash-settled restricted stock unit awards were classified as liability awards and were reported within accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheet. Cash-settled restricted stock units entitled such employees to receive a cash amount determined by the fair value of our common stock on the vesting date. The fair values of these awards were remeasured at each reporting period (marked to market) until the awards vested and were paid as of September 28, 2012. Fair value fluctuations were recognized as cumulative adjustments to share-based compensation expense and the related liabilities. Cash-settled restricted stock unit awards were subject to forfeiture if employment terminated prior to vesting. Share-based compensation expense for cash-settled restricted stock unit awards were recognized ratably over the service period.

The impact on our results of operations of recording share-based compensation from cash-settled restricted stock units for the six-month period ended June 30, 2012 was as follows ($ amounts in thousands):

	Three months ended	Six months ended
	June 30, 2012	June 30, 2012
	(Predecessor)	(Predecessor)
Cost of goods sold	$48	$132
Selling, general and administrative	432	1,190

Total, pre-tax	$480	$1,322
Tax effect of stock-based compensation	(178)	(489)

Total, net of tax	$302	$833

Note 17 – Commitments, Contingencies and Other Matters:

Legal Proceedings

Unless otherwise indicated in the details provided below, we cannot predict with certainty the outcome or the effects of the litigations described below. The outcome of these litigations could include substantial damages, the imposition of substantial fines, penalties, and injunctive or administrative remedies; however, unless otherwise indicated below, at this time we are not able to estimate the possible loss or range of loss, if any, associated with these legal proceedings. From time to time, we may settle or otherwise resolve these matters on terms and conditions that we believe are in the best interests of the Company. Resolution of any or all claims, investigations, and legal proceedings, individually or in the aggregate, could have a material effect on our results of operations, cash flows or financial condition.

Corporate Litigation

We and certain of our former executive officers have been named as defendants in consolidated class action lawsuits filed in the U.S. District Court for the District of New Jersey on behalf of purchasers of our common stock between July 23, 2001 and July 5, 2006. The lawsuits followed our July 5, 2006 announcement regarding the restatement of certain of our financial statements and allege that we and certain members of our then management engaged in violations of the Exchange Act, by issuing false and misleading statements concerning our financial condition and results of operations.

On October 24, 2012, the parties participated in a mediation that resulted in an agreement in principle to settle the litigation. The parties entered into a formal stipulation of settlement that was subject to court approval after notice to the class. The court gave preliminary approval for the purpose of mailing notice to the class of the settlement, and on July 2, 2013, the court held the final approval hearing at which there were no objections to the settlement. On July 30, 2013, the court issued an opinion approving the settlement and awarding attorneys fees, litigation expenses, and a compensatory award to the plaintiff. The terms of the settlement provide for an $8.1 million payment to the class (excluding the above-mentioned fees, expenses, and award). The losses associated with the settlement are covered by insurance.

Patent Related Matters

On April 28, 2006, CIMA Labs, Inc. and Schwarz Pharma, Inc. filed separate lawsuits against us in the U.S. District Court for the District of New Jersey. CIMA and Schwarz Pharma each have alleged that we infringed U.S. Patent Nos. 6,024,981 (the “‘981 patent”) and 6,221,392 (the “‘392 patent”) by submitting a Paragraph IV certification to the FDA for approval of alprazolam orally disintegrating tablets. On July 10, 2008, the United States Patent and Trademark Office (“USPTO”) rejected all claims pending in both the ‘392 and ‘981 patents. On September 28, 2009, the USPTO’s Patent Trial and Appeal Board (“PTAB”) affirmed the

Examiner’s rejection of all claims in the ‘981 patent, and on March 24, 2011, the PTAB affirmed the rejections pending for both patents and added new grounds for rejection of the ‘981 patent. On June 24, 2011, the plaintiffs re-opened prosecution on both patents at the USPTO. On May 13, 2013, the PTAB reversed outstanding rejections to the currently pending claims of the ‘392 patent reexamination application and affirmed a conclusion by the Examiner that testimony offered by the patentee had overcome other rejections. We intend to vigorously defend this lawsuit and pursue our counterclaims.

Unimed and Laboratories Besins Iscovesco (“Besins”) filed a lawsuit on August 22, 2003 against Paddock Laboratories, Inc. in the U.S. District Court for the Northern District of Georgia alleging patent infringement as a result of Paddock’s submitting an ANDA with a Paragraph IV certification seeking FDA approval of testosterone 1% gel, a generic version of Unimed Pharmaceuticals, Inc.’s Androgel®. On September 13, 2006, we acquired from Paddock all rights to the ANDA, and the litigation was resolved by a settlement and license agreement that permits us to launch the generic version of the product no earlier than August 31, 2015, and no later than February 28, 2016, assuring our ability to market a generic version of Androgel® well before the expiration of the patents at issue. On January 30, 2009, the Bureau of Competition for the Federal Trade Commission (“FTC”) filed a lawsuit against us in the U.S. District Court for the Central District of California, subsequently transferred to the Northern District of Georgia, alleging violations of antitrust laws stemming from our court-approved settlement, and several distributors and retailers followed suit with a number of private plaintiffs’ complaints beginning in February 2009. On February 23, 2010, the District Court granted our motion to dismiss the FTC’s claims and granted in part and denied in part our motion to dismiss the claims of the private plaintiffs. On September 28, 2012, the District Court granted our motion to dismiss the private plaintiffs’ claims of sham litigation. On June 10, 2010, the FTC appealed the District Court’s dismissal of the FTC’s claims to the U.S. Court of Appeals for the 11th Circuit. On April 25, 2012, the Court of Appeals affirmed the District Court’s decision, and the Supreme Court of the United States subsequently granted the FTC’s petition for a writ of certiorari. On June 17, 2013, the Supreme Court reversed the 11th Circuit’s decision and remanded the case to the U.S. District Court for the Northern District of Georgia for further proceedings. We believe we have complied with all applicable laws in connection with the court-approved settlement and intend to continue to vigorously defend these actions.

On September 13, 2007, Santarus, Inc. and The Curators of the University of Missouri (“Missouri”) filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 6,699,885; 6 ,489,346; and 6,645,988 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 20 mg and 40 mg omeprazole/sodium bicarbonate capsules. On December 20, 2007, Santarus and Missouri filed a second lawsuit against us in the U.S. District Court for the District of Delaware alleging infringement of the patents because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 20 mg and 40 mg omeprazole/sodium bicarbonate powders for oral suspension. The complaints generally seek (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On March 4, 2008, the cases pertaining to our ANDAs for omeprazole capsules and omeprazole oral suspension were consolidated for all purposes. On April 14, 2010, the District Court ruled in our favor, finding that plaintiffs’ patents were invalid as being obvious and without adequate written description. Santarus appealed to the U.S. Court of Appeals for the Federal Circuit, and we cross-appealed the District Court’s decision of enforceability of plaintiffs’ patents. On July 1, 2010, we launched our generic Omeprazole/Sodium Bicarbonate product. On September 4, 2012, the Court of Appeals affirmed-in-part and reversed-in-part the District Court’s decision. On December 10, 2012, our petition for rehearing and rehearing en banc was denied without comment. A jury trial is now scheduled in the District Court for November 3, 2014. A contingent liability of $9 million was recorded on our condensed consolidated balance sheet as of December 31, 2012 and June 30, 2013 for this matter. We can give no assurance that final resolution of this legal proceeding will not exceed the amount of the reserve. We have ceased further distribution of our generic omeprazole/sodium bicarbonate 20 mg and 40 mg capsule product pending further developments. We will continue to vigorously defend this action.

On September 20, 2010, Schering-Plough HealthCare Products, Santarus, Inc., and the Curators of the University of Missouri filed a lawsuit against us in the U.S. District Court for the District of New Jersey. The complaint alleges infringement of U.S. Patent Nos. 6,699,885; 6,489,346; 6,645,988; and 7,399,772 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of a 20mg/1100 mg omeprazole/sodium bicarbonate capsule, a version of Schering-Plough’s Zegerid OTC®. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. The case was stayed pending the decision by the Court of Appeals on the prescription product appeal described in the preceding paragraph, and the parties agreed to be bound by such decision for purposes of the OTC product litigation. The case was re-opened on October 3, 2012, and a bench-trial is scheduled for January 26, 2015. We intend to defend this action vigorously.

On December 11, 2007, AstraZeneca Pharmaceuticals, LP, AstraZeneca UK Ltd., IPR Pharmaceuticals, Inc. and Shionogi Seiyaku Kabushiki Kaisha filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges patent infringement because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5 mg, 10 mg, 20 mg and 40 mg rosuvastatin calcium tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On June 29, 2010, the District Court ruled in favor of the plaintiffs, and we appealed the decision to the U.S. Court of Appeals for the Federal Circuit. On December 15, 2010, the District Court granted our motion to dismiss a second case brought by AstraZeneca, which decision was affirmed by the U.S. Court of Appeals for the Federal Circuit on February 9, 2012. On December 14, 2012, the District Court’s decision in the first case was affirmed, and defendants’ petition for panel rehearing and rehearing en banc was denied on February 15, 2013.

On November 14, 2008, Pozen, Inc. filed a lawsuit against us in the U.S. District Court for the Eastern District of Texas. The complaint alleges infringement of U.S. Patent Nos. 6,060,499; 6,586,458; and 7,332,183, because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 500 mg/85 mg naproxen sodium/sumatriptan succinate oral tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On April 14, 2011, the Court granted a preliminary injunction to Pozen that prohibits us from launching our generic naproxen/sumatriptan product before the issuance of a final decision in the case. On August 5, 2011, the Court ruled in favor of Pozen and against us on infringement, validity, and enforceability. The U.S. Court of Appeals for the Federal Circuit affirmed the District Court’s ruling on September 28, 2012, and we filed our petition for en banc rehearing on October 31, 2012. On July 19, 2013, our rehearing petition was denied without comment and the mandate was issued on July 29, 2013.

On April 29, 2009, Pronova BioPharma ASA filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 5,502,077 and 5,656,667 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of omega-3-acid ethyl esters oral capsules. On May 29, 2012, the District Court ruled in favor of Pronova in the initial case, and we appealed to the U.S. Court of Appeals for the Federal Circuit on June 25, 2012. An oral hearing was held on May 8, 2013, and we await the Court’s decision. We will continue to pursue this appeal vigorously.

On October 4, 2010, UCB Manufacturing, Inc. filed a verified complaint in the Superior Court of New Jersey, Chancery Division, Middlesex, naming us, our development partner Tris Pharma, and Tris Pharma’s head of research and development, Yu- Hsing Tu. The complaint alleges that Tris and Tu misappropriated UCB’s trade secrets and, by their actions, breached contracts and agreements to which UCB, Tris, and Tu were bound. The complaint further alleges unfair competition against Tris, Tu, and us relating to the parties’ manufacture and marketing of generic Tussionex®seeking a judgment of misappropriation and breach, a permanent injunction and disgorgement of profits. On June 2, 2011, the court granted Tris’s motion for summary judgment dismissing UCB’s claims, and UCB appealed. An oral hearing was held on April 8, 2013. We intend to vigorously defend the lawsuit.

On January 12, 2011, GlaxoSmithKline, LLC filed a lawsuit against our subsidiary, Anchen Pharmaceuticals, in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 5,565,467 because Anchen submitted an ANDA with a Paragraph IV certification seeking FDA approval of an oral capsule of 0.5 mg dutasteride and an oral capsule of 0.5/0.4 mg dutasteride/ tamsulosin. The case was dismissed on January 24, 2013 pursuant to a confidential settlement agreement.

On August 10, 2011, Avanir Pharmaceuticals, Inc. et al. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,659,282 and RE38,155 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oral capsules of 20 mg dextromethorphan hydrobromide and 10 mg quinidine sulfate. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Our case was consolidated with those of other defendants, Actavis, Impax, and Wockhardt. A Markman ruling was entered December 3, 2012 and a bench trial is scheduled for September 9, 2013. We intend to defend this action vigorously.

On September 1, 2011, we, along with EDT Pharma Holdings Ltd. (now known as Alkermes Pharma Ireland Limited) (Elan), filed a complaint against TWi Pharmaceuticals, Inc. of Taiwan in the U.S. District Court for the District of Maryland and another complaint against TWi on September 2, 2011, in the U.S. District Court for the Northern District of Illinois. In both complaints, Elan and we allege infringement of U.S. Patent No. 7,101,576 because TWi filed an ANDA with a Paragraph IV certification seeking FDA approval of a generic version of Megace® ES. Our complaint seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. On July 17, 2013, the Court granted in part and denied in part TWi’s motion for summary judgment of invalidity and noninfringement and granted summary judgment in our favor dismissing two of TWi’s invalidity defenses. A bench trial is scheduled for October 7, 2013. We intend to prosecute this infringement case vigorously.

On October 28, 2011, Astra Zeneca, Pozen, Inc., and KBI-E Inc., filed a lawsuit against our subsidiary, Anchen Pharmaceuticals, in the U.S. District Court for the District of New Jersey. The complaint alleges infringement of U.S. Patent No. 6,926,907; 6,369,085; 7,411,070; and 7,745 ,466 because Anchen submitted an ANDA with a Paragraph IV certification seeking FDA approval of delayed-release oral tablets of 375/20 and 500/20 mg naproxen/esomeprazole magnesium. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A Markman ruling was entered on May 1, 2013. We will continue to defend this action vigorously.

On November 10, 2011, Celgene and Novartis filed a lawsuit against us in the U.S. District Court for the District of New Jersey, and Alkermes plc (formerly Elan) filed a lawsuit against us in the U.S. District Court for the District of Delaware the following day. The complaint in the Delaware case alleged infringement of U.S. Patent Nos. 6,228,398 and 6,730,325 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5, 10, 15, 20, 25, 30, and 35 mg dexmethylphenidate hydrochloride extended release capsules. The complaint in the New Jersey case alleged infringement of U.S. Patent Nos. 5,908,850; 6,355,656; 6,528, 530; 5,837,284; 6,635,284; and 7,431,944 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of 5, 10, 15, 20, 25, 30, 35, and 40 mg dexmethylphenidate extended release capsules. The cases were terminated on March 25, 2013, by stipulation and pursuant to confidential settlement agreements.

On March 28, 2012, Horizon Pharma Inc. and Horizon Pharma USA Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 8,067,033 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oral tablets of 26.6/800 mg famotidine/ibuprofen. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Trial is scheduled for April 28, 2014. We intend to defend this action vigorously.

On April 4, 2012, AR Holding Company, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,619,004; 7,601,758; 7,820,681; 7,915,269; 7,964,647; 7,964,648; 7,981,938; 8,093,296; 8,093,297; and 8,097,655 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oral tablets of 0.6 mg colchicine. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial is scheduled for June 19, 2014. We intend to defend this action vigorously.

On August 22, 2012, we were added as a defendant to the action pending before the U.S. District Court for the Northern District of California brought by Takeda Pharmaceuticals, originally against Handa Pharmaceuticals. Takeda’s complaints allege infringement of U.S. Patent Nos. 6,462,058; 6,664,276; 6,939,971; 7,285,668; 7,737,282; and 7,790,755 because Handa submitted an ANDA with a Paragraph IV certification to the FDA for approval of dexlansoprazole delayed release capsules, 30 mg and 60 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We assumed the rights to this ANDA and intend to defend this action vigorously. A bench trial was held on June 5-13, 2013. On April 26, 2013, we filed a declaratory judgment complaint in the U.S. District Court for the Northern District of California in view of U.S. Patent Nos. 8,105,626 and 8,173,158, and another in the same court on July 9, 2013 with respect to U.S. Patent No. 8,461,187, in each case against Takeda Pharmaceuticals, and asserting that the patents in questions are not infringed, invalid, or unenforceable. We intend to prosecute these actions vigorously.

On October 25, 2012, Purdue Pharma L.P. and Transcept Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the District of New Jersey. The complaint alleged infringement of U.S. Patent Nos. 8,242,131 and 8,252,809 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of zolpidem tartrate sublingual tablets 1.75 and 3.5 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. Pre-trial briefs are due October 24, 2014. We intend to defend this action vigorously.

On October 31, 2012, Acura Pharmaceuticals, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleged infringement of U.S. Patent No. 7,510,726 because we submitted an ANDA with a Paragraph IV certification seeking FDA approval of oxycodone oral tablets 5 and 7.5 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial is scheduled for October 27, 2014. We intend to defend this action vigorously.

As a result of our November 2012 acquisition from Watson Pharmaceuticals of an ANDA with a Paragraph IV certification seeking FDA approval of mixed amphetamine salts extended release capsules 5, 10, 15, 20, 25 and 30 mg, we became a defendant in a litigation brought by Shire PLC then pending against Watson in the U.S. District Court for the Southern District of New York. On January 24, 2013, pursuant to a confidential settlement agreement between us and Shire PLC, we were dismissed from the case.

On December 19, 2012, Endo Pharmaceuticals and Grunenthal filed a lawsuit against us in the U.S. District Court for the Southern District of New York. The complaint alleges infringement of U.S. Patent Nos. 7,851,482; 8,114,383; 8,192,722; 8.309, 060; 8,309,122; and 8,329,216 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of oxymorphone hydrochloride extended release tablets 40 mg. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On December 19, 2012, we were substituted for Watson Pharmaceuticals as defendant in litigation then pending in the U.S. District Court for the Northern District of Texas. The action was brought by Galderma USA against Watson for filing an ANDA with a Paragraph IV certification seeking FDA approval of adapalene/benzoyl peroxide topical gel 0.1%/2.5%. The complaint alleged infringement of U.S. Patents 8,071,644; 8,080,537; and 8,129,362. On May 21, 2013, the case was dismissed pursuant to a stipulation and confidential settlement agreement.

On January 8, 2013, we were substituted for Actavis as defendant in litigation then pending in the U.S. District Court for the District of Delaware. The action was brought by Novartis against Actavis for filing an ANDA with a Paragraph IV certification seeking FDA approval of rivastigmine transdermal extended release film 4.6 and 9.5 mg/24 hr. The complaint alleges infringement of U.S. Patents 5,602,176; 6,316,023; and 6,335,031 and generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A trial is scheduled for August 26, 2013. We intend to defend this action vigorously.

On January 15, 2013, we were substituted for Actavis as defendant in litigation then pending in the U.S. District Court for the Southern District of New York. The action was brought by Purdue Pharma and Grunenthal against Actavis for filing an ANDA with a Paragraph IV certification seeking FDA approval of oxycodone hydrochloride extended release tablets 10, 15, 20, 30, 40, 60, and 80 mg. The complaint alleges infringement of U.S. Patent No. 8,114,383 and generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A trial-ready date has been set for September 23, 2013. We intend to defend this action vigorously.

On January 31, 2013, Merz Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 7,638,552 and 7,816,396 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of glycopyrrolate oral solution. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. A bench trial has been scheduled for December 8, 2014. We intend to defend this action vigorously.

On February 7, 2013, Sucampo Pharmaceuticals, Takeda Pharmaceuticals, and R-Tech Ueno filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 6,414,016; 7,795,312; 8,026,393; 8,071,613; 8,097,653; and 8,338,639 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of lubiprostone oral capsules 8 mcg and 24 mcg. The complaint seeks (i) a finding of infringement; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On May 14, 2013, Bayer Pharma AG, Bayer IP GMBH, and Bayer Healthcare Pharmaceuticals, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent Nos. 6,362,178 and 7,696,206 because we submitted an ANDA with a Paragraph IV certification to the FDA for approval of vardenafil hydrochloride orally disintegrating tablets. The complaint seeks (i) a finding of infringement; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On May 15, 2013, Endo Pharmaceuticals filed a lawsuit against us in the U.S. District Court for the Southern District of New York. The complaint alleges infringement of U.S. Patent Nos. 7,851,482; 8,309,122; and 8,329,216 as a result of our November 2012 acquisition from Watson of an ANDA with a Paragraph IV certification seeking FDA approval of non-tamper resistant oxymorphone hydrochloride extended release tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. While Watson had settled patent litigation relating to this product in October 2010, Endo is asserting patents that issued after that settlement agreement was executed. We intend to defend this action vigorously.

On June 19, 2013, Alza Corporation and Janssen Pharmaceuticals, Inc. filed a lawsuit against us in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 8,163,798 as a result of our November 2012 acquisition from Watson of an ANDA with a Paragraph IV certification seeking FDA approval of methylphenidate hydrochloride extended release tablets. The complaint generally seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to defend this action vigorously.

On June 21, 2013, we, along with Alkermes Pharma Ireland Ltd., filed a complaint against Breckenridge Pharmaceutical, Inc. in the U.S. District Court for the District of Delaware. In the complaint, we allege infringement of U.S. Patent Nos. 6,592,903 and 7,101,576 because Breckenridge filed an ANDA with a Paragraph IV certification seeking FDA approval of a generic version of Megace® ES. Our complaint seeks (i) a finding of infringement, validity, and/or enforceability; and (ii) a permanent injunction be entered, terminating at the expiration of the patents-in-suit. We intend to prosecute this infringement case vigorously.

Industry Related Matters

Beginning in September 2003, we, along with numerous other pharmaceutical companies, have been named as a defendant in actions brought by the Attorneys General of Illinois, Kansas, Louisiana and Utah, as well as a state law qui tam action brought on behalf of the state of Wisconsin by Peggy Lautenschlager and Bauer & Bach, LLC, alleging generally that the defendants defrauded the state Medicaid systems by purportedly reporting or causing the reporting of AWP and/or “Wholesale Acquisition Costs” that exceeded the actual selling price of the defendants’ prescription drugs. These cases generally seek some combination of actual damages, and/or double damages, treble damages, compensatory damages, statutory damages, civil penalties, disgorgement of excessive profits, restitution, disbursements, counsel fees and costs, litigation expenses, investigative costs, injunctive relief, punitive damages, imposition of a constructive trust, accounting of profits or gains derived through the alleged conduct, expert fees, interest and other relief that the court deems proper. On July 25, 2013, we reached an agreement in principle to resolve the claims brought by the state of Louisiana for $6 million, plus attorneys’ fees and courts costs. The proceedings have been stayed pending final resolution. The lawsuit brought by the state of Illinois is scheduled for trial on January 13, 2014. The lawsuit brought by the state of Kansas is scheduled for trial on April 6, 2015. The remaining lawsuits have yet to be scheduled for trial. To date, we have settled the lawsuits brought by the states of Alabama, Alaska, Florida, Hawaii, Idaho, Iowa, Kentucky, Massachusetts, Mississippi, Oklahoma, South Carolina, and Texas, as well as the suit brought by the city of New York and New York Counties, and the federal qui tam action brought on behalf of the United States by the pharmacy Ven-A-Care of the Florida Keys, Inc. During the three months ended June 30, 2013, we recorded an additional $3,300 thousand as “Settlements and loss contingencies, net” on the condensed consolidated statements of operations as we continue to periodically assess and estimate our remaining potential liability. A contingent liability of $17,217 thousand was recorded under the caption “Accrued legal settlements” on our condensed consolidated balance sheet as of June 30, 2013, in connection with the agreement in principle reached July 25, 2013 and remaining AWP actions. In each of the remaining matters, we have either moved to dismiss the complaints or answered the complaints denying liability. We will continue to defend or explore settlement opportunities in other jurisdictions as we feel are in our best interest under the circumstances presented in those jurisdictions. However, we can give no assurance that we will be able to settle the remaining actions on terms that we deem reasonable, or that such settlements or adverse judgments, if entered, will not exceed the amount of the reserve.

The Attorneys General of Florida, Indiana and Virginia and the United States Office of Personnel Management (the “USOPM”) have issued subpoenas, and the Attorneys General of Michigan, Tennessee, Texas, and Utah have issued civil investigative demands, to us. The demands generally request documents and information pertaining to allegations that certain of our sales and marketing practices caused pharmacies to substitute ranitidine capsules for ranitidine tablets, fluoxetine tablets for fluoxetine capsules, and two 7.5 mg buspirone tablets for one 15 mg buspirone tablet, under circumstances in which some state Medicaid programs at various times reimbursed the new dosage form at a higher rate than the dosage form being substituted. We have provided documents in response to these subpoenas to the respective Attorneys General and the USOPM. The aforementioned subpoenas and civil investigative demands culminated in the federal and state law qui tam action brought on behalf of the United States and several states by Bernard Lisitza. The complaint was unsealed on August 30, 2011. The United States intervened in this action on July 8, 2011 and filed a separate complaint on September 9, 2011, alleging claims for violations of the Federal False Claims Act and common law fraud. The states of Michigan and Indiana have also intervened as to claims arising under their respective state false claims acts, common law fraud, and unjust enrichment. On July 13, 2012, we filed an Answer and Affirmative Defense to Indiana’s Amended Complaint. We intend to vigorously defend these lawsuits.

We have also been named a defendant in a putative federal class action brought by the United Food and Commercial Workers Unions and Employers Midwest Health Benefits Fund under the Federal Racketeer Influenced and Corrupt Organizations Act alleging the same general conduct as set forth in the preceding paragraph. We filed a motion to dismiss the complaint on March 26, 2012, which was granted on July 26, 2012. On July 8, 2013, the U.S. Court of Appeals for the Seventh Circuit affirmed the dismissal.

Other

We are, from time to time, a party to certain other litigations, including product liability litigations. We believe that these litigations are part of the ordinary course of our business and that their ultimate resolution will not have a material effect on our financial condition, results of operations or liquidity. We intend to defend or, in cases where we are the plaintiff, to prosecute these litigations vigorously.

Note 18 – Segment Information:

We operate in two reportable business segments: generic pharmaceuticals (referred to as “Par Pharmaceutical” or “Par”) and branded pharmaceuticals (referred to as “Strativa Pharmaceuticals” or “Strativa”). Branded products are marketed under brand names through marketing programs that are designed to generate physician and consumer loyalty. Branded products generally are patent protected, which provides a period of market exclusivity during which they are sold with little or no direct competition. Generic pharmaceutical products are the chemical and therapeutic equivalents of corresponding brand drugs. The Drug Price Competition and Patent Term Restoration Act of 1984 provides that generic drugs may enter the market upon the approval of an ANDA and the expiration, invalidation or circumvention of any patents on corresponding brand drugs, or the expiration of any other market exclusivity periods related to the brand drugs. Our chief operating decision maker is our Chief Executive Officer.

Our business segments were determined based on management’s reporting and decision-making requirements in accordance with FASB ASC 280-10, “Segment Reporting”. We believe that our generic products represent a single operating segment because the demand for these products is mainly driven by consumers seeking a lower cost alternative to brand name drugs. Par’s generic drugs are developed using similar methodologies, for the same purpose (e.g., seeking bioequivalence with a brand name drug nearing the end of its market exclusivity period for any reason discussed above). Par’s generic products are produced using similar processes and standards mandated by the FDA, and Par’s generic products are sold to similar customers. Based on the similar economic characteristics, production processes and customers of Par’s generic products, management has determined that Par’s generic pharmaceuticals are a single reportable business segment. Our chief operating decision maker does not review the Par (generic) or Strativa (brand) segments in any more granularity, such as at the therapeutic or other classes or categories. Certain of our expenses, such as the direct sales force and other sales and marketing expenses and specific research and development expenses, are charged directly to either of the two segments. Other expenses, such as general and administrative expenses and non-specific research and development expenses are allocated between the two segments based on assumptions determined by management.

Our chief operating decision maker does not review our assets or depreciation by business segment at this time as they are not material to Strativa. Therefore, such allocations by segment are not provided.

The financial data for the two business segments are as follows ($ amounts in thousands):

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Revenues:
Par Pharmaceutical	$215,115	$273,109	$487,917	$524,276
Strativa	18,554	21,224	35,948	41,529

Total revenues	$233,669	$294,333	$523,865	$565,805

Gross margin:
Par Pharmaceutical	$46,301	$127,121	$105,996	$209,571
Strativa	12,599	16,033	24,348	31,429

Total gross margin	$58,900	$143,154	$130,344	$241,000

Operating (loss) income:
Par Pharmaceutical	$(10,341)	$81,408	$(817)	$105,456
Strativa	2,842	1,363	1,927	(43,898)

Total operating (loss) income	$(7,499)	$82,771	$1,110	$61,558
Interest income	20	140	56	276
Interest expense	(23,612)	(3,069)	(47,648)	(6,163)
Loss on debt extinguishment	—	—	(7,335)	—
(Benefit) provision for income taxes	(9,300)	28,565	(17,280)	33,117

Net (loss) income	$(21,791)	$51,277	$(36,537)	$22,554

Total revenues of our top selling products were as follows ($ amounts in thousands):

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Product	(Successor)	(Predecessor)	(Successor)	(Predecessor)
Par Pharmaceutical
Budesonide (Entocort® EC)	$45,027	$33,513	$95,430	$71,497
Propafenone (Rythmol SR®)	17,337	17,888	34,496	36,980
Metoprolol succinate ER (Toprol-XL®)	13,527	48,953	32,929	110,718
Bupropion ER (Wellbutrin®)	11,565	12,010	19,817	23,364
Lamotrigine (Lamictal XR®)	10,535	—	30,646	—
Other (1)	108,928	153,950	259,625	269,528
Other product related revenues (2)	8,196	6,795	14,974	12,189

Total Par Pharmaceutical Revenues	$215,115	$273,109	$487,917	$524,276

Strativa
Megace® ES	$11,018	$14,212	$21,553	$26,390
Nascobal® Nasal Spray	6,801	5,380	13,003	11,312
Other	(236)	(109)	(479)	131
Other product related revenues (2)	971	1,741	1,871	3,696

Total Strativa Revenues	$18,554	$21,224	$35,948	$41,529

(1)	The further detailing of revenues of the other approximately 50 generic drugs was not considered significant to the overall disclosure due to the lower volume of revenues associated with each of these generic products. No single product in the other category was significant to total generic revenues for the six-month periods ended June 30, 2013 and 2012.

(2)	Other product related revenues represents licensing and royalty related revenues from profit sharing agreements.

Note 19 – Strativa Restructuring:

In January 2013, we initiated a restructuring of Strativa, our branded pharmaceuticals division, in anticipation of entering into a settlement agreement and corporate integrity agreement that terminated the U.S Department of Justice’s ongoing investigation of Strativa’s marketing of Megace® ES. We reduced our Strativa workforce by approximately 70 people, with the majority of the reductions in the sales force. The remaining Strativa sales force has been reorganized into a single sales team of approximately 60 professionals that focus their marketing efforts principally on Nascobal® Nasal Spray. In connection with these actions, we incurred expenses for severance and other employee-related costs as well as the termination of certain contracts. The remaining liabilities at June 30, 2013 were included with accrued expenses and other current liabilities on the condensed consolidated balance sheet.

($ amounts in thousands)

Restructuring Activities	Initial Charge	Cash Payments	Non-Cash Charge Related to Inventory and/or Intangible Assets	Reversals, Reclass or Transfers	Liabilities at June 30, 2013
Severance and employee benefits to be paid in cash	$1,413	$(906)	$—	$(4)	$503
Asset impairments and other	403	—	(403)	—	—

Total restructuring costs line item	$1,816	$(906)	$(403)	$(4)	$503

PAR PHARMACEUTICAL COMPANIES, INC.

Offer to Exchange

$490,000,000 aggregate principal amount of its 7.375% Senior Notes due 2020, the issuance of which has been registered under the Securities Act of 1933,

for

any and all of its outstanding 7.375% Senior Notes due 2020.

PROSPECTUS

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.